Exhibit 99.1

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

China Eastern Airlines Corporation Limited ANNUAL REPORT 2019 www.ceair.com ANNUAL REPORT 2019 A joint stock limited company incorporated in the People's Republic of China with limited liability Stock Code : A Share : 600115 H Share : 00670 ADR : CEAChina Eastern Airlines Corporation Limited ANNUAL REPORT 2019 www.ceair.com ANNUAL REPORT 2019 A joint stock limited company incorporated in the People's Republic of China with limited liability Stock Code : A Share : 600115 H Share : 00670 ADR : CEA

ContentsContents

2 Definitions 5 Company Introduction 6 Company Profile 8 Financial Highlights (Prepared in accordance with International Financial Reporting Standards) 9 Summary of Accounting and Business Data (Prepared in accordance with PRC Accounting Standards) 10 Summary of Major Operating Data 13 Fleet Structure 16 Milestones 2019 20 Chairman’s Statement 30 Review of Operations and Management’s Discussion and Analysis 49 Report of the Directors 86 Corporate Governance 109 Report of the Supervisory Committee 111 Social Responsibilities 117 Financial Statements prepared in accordance with International Financial Reporting Standards • Independent Auditor’s Report • Consolidated Statement of Profit or Loss and Other Comprehensive Income • Consolidated Statement of Financial Position • Consolidated Statement of Changes in Equity • Consolidated Statement of Cash Flows • Notes to the Financial Statements 240 Supplementary Financial Information2 Definitions 5 Company Introduction 6 Company Profile 8 Financial Highlights (Prepared in accordance with International Financial Reporting Standards) 9 Summary of Accounting and Business Data (Prepared in accordance with PRC Accounting Standards) 10 Summary of Major Operating Data 13 Fleet Structure 16 Milestones 2019 20 Chairman’s Statement 30 Review of Operations and Management’s Discussion and Analysis 49 Report of the Directors 86 Corporate Governance 109 Report of the Supervisory Committee 111 Social Responsibilities 117 Financial Statements prepared in accordance with International Financial Reporting Standards • Independent Auditor’s Report • Consolidated Statement of Profit or Loss and Other Comprehensive Income • Consolidated Statement of Financial Position • Consolidated Statement of Changes in Equity • Consolidated Statement of Cash Flows • Notes to the Financial Statements 240 Supplementary Financial Information

Definitions In this report, unless the context otherwise requires, the following expressions have the following meanings: AFK means Air France-KLM. Please refer to its official website https://www.airfranceklm.com/ for more details about AFK Articles means the current prevailing articles of association of the Company Available freight tonne-kilometres means the sum of the maximum tonnes of capacity available for the carriage of cargo and mail (AFTK) multiplied by the distance flown for every route Available seat-kilometres (ASK) means the sum of the maximum number of seats made available for sale multiplied by the distance flown for every route Available tonne-kilometres (ATK) means the sum of capacity available for the carriage multiplied by the distance flown for every rout Board means the board of directors of the Company CAAC means the Civil Aviation Administration of China. Please refer to its official website http://www. caac.gov.cn/ for more details about CAAC CEA Holding means 中國東方航空集團有限公司 (China Eastern Air Holding Company Limited*), the controlling shareholder and a connected person of the Company CES Finance means 東航金控有限責任公司 (CES Finance Holding Co., Limited), a wholly-owned subsidiary of CEA Holding and a shareholder and connected person of the Company CES Global means 東航國際控股（香港）有限公司 (CES Global Holdings (Hong Kong) Limited), a wholly- owned subsidiary of CES Finance and a shareholder and connected person of the Company CES Leasing means 東航國際融資租賃有限公司 (CES International Financial Leasing Corporation Limited), a controlled subsidiary of CEA Holding and a connected person of the Company CES Leasing Group means CES Leasing and/or its wholly-owned subsidiaries China Cargo Airlines means 中國貨運航空有限公司 (China Cargo Airlines Co., Limited), a controlled subsidiary of Eastern Logistics and a connected person of the Company China Eastern Airlines, CEA, means 中國東方航空股份有限公司 (China Eastern Airlines Corporation Limited) or the Company China United Airlines means 中國聯合航空有限公司 (China United Airlines Co., Limited), a wholly-owned subsidiary of the Company Code means the Corporate Governance Code set out in Appendix 14 to the Hong Kong Listing Rules Code-share means a widely adopted marketing arrangement for all airlines across the world. Pursuant to the code-share agreements entered into with other airlines, an airline may conduct sales for the seats of code-share flights operated by other airlines as its own products CSRC means the China Securities Regulatory Commission. Please refer to its official website http://www.csrc.gov.cn/ for more details about the CSRC Delta means Delta Air Lines Inc (IATA Code: DL), a shareholder of the Company. Please refer to its official website https://www.delta.com/ for more details about Delta Directors means the directors of the Company Eastern Air Jiangsu means 中國東方航空江蘇有限公司 (China Eastern Airlines Jiangsu Co., Limited*), a controlled subsidiary of the Company China Eastern Airlines Corporation Limited 2019 Annual Report 2Definitions In this report, unless the context otherwise requires, the following expressions have the following meanings: AFK means Air France-KLM. Please refer to its official website https://www.airfranceklm.com/ for more details about AFK Articles means the current prevailing articles of association of the Company Available freight tonne-kilometres means the sum of the maximum tonnes of capacity available for the carriage of cargo and mail (AFTK) multiplied by the distance flown for every route Available seat-kilometres (ASK) means the sum of the maximum number of seats made available for sale multiplied by the distance flown for every route Available tonne-kilometres (ATK) means the sum of capacity available for the carriage multiplied by the distance flown for every rout Board means the board of directors of the Company CAAC means the Civil Aviation Administration of China. Please refer to its official website http://www. caac.gov.cn/ for more details about CAAC CEA Holding means 中國東方航空集團有限公司 (China Eastern Air Holding Company Limited*), the controlling shareholder and a connected person of the Company CES Finance means 東航金控有限責任公司 (CES Finance Holding Co., Limited), a wholly-owned subsidiary of CEA Holding and a shareholder and connected person of the Company CES Global means 東航國際控股（香港）有限公司 (CES Global Holdings (Hong Kong) Limited), a wholly- owned subsidiary of CES Finance and a shareholder and connected person of the Company CES Leasing means 東航國際融資租賃有限公司 (CES International Financial Leasing Corporation Limited), a controlled subsidiary of CEA Holding and a connected person of the Company CES Leasing Group means CES Leasing and/or its wholly-owned subsidiaries China Cargo Airlines means 中國貨運航空有限公司 (China Cargo Airlines Co., Limited), a controlled subsidiary of Eastern Logistics and a connected person of the Company China Eastern Airlines, CEA, means 中國東方航空股份有限公司 (China Eastern Airlines Corporation Limited) or the Company China United Airlines means 中國聯合航空有限公司 (China United Airlines Co., Limited), a wholly-owned subsidiary of the Company Code means the Corporate Governance Code set out in Appendix 14 to the Hong Kong Listing Rules Code-share means a widely adopted marketing arrangement for all airlines across the world. Pursuant to the code-share agreements entered into with other airlines, an airline may conduct sales for the seats of code-share flights operated by other airlines as its own products CSRC means the China Securities Regulatory Commission. Please refer to its official website http://www.csrc.gov.cn/ for more details about the CSRC Delta means Delta Air Lines Inc (IATA Code: DL), a shareholder of the Company. Please refer to its official website https://www.delta.com/ for more details about Delta Directors means the directors of the Company Eastern Air Jiangsu means 中國東方航空江蘇有限公司 (China Eastern Airlines Jiangsu Co., Limited*), a controlled subsidiary of the Company China Eastern Airlines Corporation Limited 2019 Annual Report 2

Definitions Eastern Air Wuhan means 中國東方航空武漢有限責任公司 (China Eastern Airlines Wuhan Limited*), a controlled subsidiary of the Company Eastern Air Yunnan means 東方航空雲南有限公司 (China Eastern Airlines Yunnan Co., Limited*), a controlled subsidiary of the Company Eastern Airlines Industry means 東方航空產業投資有限公司 (Eastern Airlines Industry Investment Company Limited*), a Investment wholly-owned subsidiary of CEA Holding and a connected person of the Company Eastern Logistics means 東方航空物流股份有限公司 (Eastern Airline Logistics Co., Limited*), a controlled subsidiary of Eastern Airlines Industry Investment and a connected person of the Company Eastern Logistics Group means Eastern Logistics and its subsidiaries Eastern Technology means 東方航空技術有限公司 (China Eastern Airlines Technology Co., Limited), a wholly-owned subsidiary of the Company Freight load factor means the ratio of freight traffic volume to AFTK Freight tonne-kilometres yield means the ratio of the sum of freight transportation and related revenue to freight traffic volume Group means the Company and its subsidiaries HKSCC means Hong Kong Securities Clearing Company Ltd., which operates the Central Clearing and Settlement System (CCASS) of Hong Kong. HKSCC is a wholly-owned subsidiary of Hong Kong Stock Exchange, in which the shares of H shares investors are deposited Hong Kong Listing Rules means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited Hong Kong Stock Exchange means The Stock Exchange of Hong Kong Limited IATA means the International Air Transport Association, a major international organization formed by airlines of different countries worldwide, which coordinates and communicates government policies through aviation transportation enterprises and deals with actual operations issues. Please refer to its official website http://www.iata.org/ for more details Japan Airlines means Japan Airlines Co., Ltd (IATA Code: JL). Please refer to its official website http://www.jal.com/ for more details about Japan Airlines Juneyao Airlines means 上海吉祥航空股份有限公司 (Juneyao Airlines Co., Ltd) (IATA Code: HO). Please refer to its official website http://www.Juneyaoair.com/ for more details about Juneyao Airlines Juneyao Group means 上海均瑤（集團）有限公司 (Shanghai Juneyao (Group) Co., Ltd.), the controlling shareholder of Juneyao Airlines and a connected person of the Company Juneyao Hong Kong means 上海吉祥航空香港有限公司 (Shanghai Juneyao Airline Hong Kong Limited), a wholly-owned subsidiary of Juneyao Airlines and a connected person of the Company Model Code means the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Hong Kong Listing Rules NYSE means the New York Stock Exchange OD means Original and Destination, i.e. the whole route OTA means Online Travel Agency OTT Airlines, or Business Airlines means 一二三航空有限公司 (One Two Three Airlines Co., Ltd.), a company re-organized from 東方 公務航空有限公司 (Eastern Business Airlines Co., Ltd.*) and established on 26 February 2020 and a wholly-owned subsidiary of the Company Overall load factor means the ratio of total traffic volume to ATK 3Definitions Eastern Air Wuhan means 中國東方航空武漢有限責任公司 (China Eastern Airlines Wuhan Limited*), a controlled subsidiary of the Company Eastern Air Yunnan means 東方航空雲南有限公司 (China Eastern Airlines Yunnan Co., Limited*), a controlled subsidiary of the Company Eastern Airlines Industry means 東方航空產業投資有限公司 (Eastern Airlines Industry Investment Company Limited*), a Investment wholly-owned subsidiary of CEA Holding and a connected person of the Company Eastern Logistics means 東方航空物流股份有限公司 (Eastern Airline Logistics Co., Limited*), a controlled subsidiary of Eastern Airlines Industry Investment and a connected person of the Company Eastern Logistics Group means Eastern Logistics and its subsidiaries Eastern Technology means 東方航空技術有限公司 (China Eastern Airlines Technology Co., Limited), a wholly-owned subsidiary of the Company Freight load factor means the ratio of freight traffic volume to AFTK Freight tonne-kilometres yield means the ratio of the sum of freight transportation and related revenue to freight traffic volume Group means the Company and its subsidiaries HKSCC means Hong Kong Securities Clearing Company Ltd., which operates the Central Clearing and Settlement System (CCASS) of Hong Kong. HKSCC is a wholly-owned subsidiary of Hong Kong Stock Exchange, in which the shares of H shares investors are deposited Hong Kong Listing Rules means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited Hong Kong Stock Exchange means The Stock Exchange of Hong Kong Limited IATA means the International Air Transport Association, a major international organization formed by airlines of different countries worldwide, which coordinates and communicates government policies through aviation transportation enterprises and deals with actual operations issues. Please refer to its official website http://www.iata.org/ for more details Japan Airlines means Japan Airlines Co., Ltd (IATA Code: JL). Please refer to its official website http://www.jal.com/ for more details about Japan Airlines Juneyao Airlines means 上海吉祥航空股份有限公司 (Juneyao Airlines Co., Ltd) (IATA Code: HO). Please refer to its official website http://www.Juneyaoair.com/ for more details about Juneyao Airlines Juneyao Group means 上海均瑤（集團）有限公司 (Shanghai Juneyao (Group) Co., Ltd.), the controlling shareholder of Juneyao Airlines and a connected person of the Company Juneyao Hong Kong means 上海吉祥航空香港有限公司 (Shanghai Juneyao Airline Hong Kong Limited), a wholly-owned subsidiary of Juneyao Airlines and a connected person of the Company Model Code means the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Hong Kong Listing Rules NYSE means the New York Stock Exchange OD means Original and Destination, i.e. the whole route OTA means Online Travel Agency OTT Airlines, or Business Airlines means 一二三航空有限公司 (One Two Three Airlines Co., Ltd.), a company re-organized from 東方 公務航空有限公司 (Eastern Business Airlines Co., Ltd.*) and established on 26 February 2020 and a wholly-owned subsidiary of the Company Overall load factor means the ratio of total traffic volume to ATK 3

Definitions Passenger load factor means the ratio of passenger traffic volume to ASK Passenger-kilometres yield means the ratio of the sum of passenger traffic and related revenue to passenger traffic volume PRC means the People’s Republic of China Qantas means Qantas Airways Ltd (IATA Code: QF). Please refer to its official website https://www.qantas.com/ for more details about Qantas Reporting Period means 1 January to 31 December 2019 Research Center means China Eastern Airlines Technology Application Research Center Co., Limited, a wholly- owned subsidiary of the Company Revenue freight tonne-kilometres means the freight traffic volume, the sum of cargo and mail load in tonnes multiplied by the (RFTK) distance flown for every route Revenue passenger-kilometres means the passenger traffic volume, the sum of the number of passengers carried multiplied by the (RPK) distance flown for every route Revenue tonne-kilometres (RTK) means the total traffic volume, the sum of load (passenger and cargo) in tonnes multiplied by the distance flown for every route Revenue tonne-kilometres yield means the ratio of the sum of transportation and related revenue to total traffic volume SASAC means the State-owned Assets Supervision and Administration Commission of the State Council. Please refer to its official website http://www.sasac.gov.cn/ for more details about SASAC Satellite Terminal S1 of Pudong means the satellite terminal S1 of Shanghai Pudong International Airport SFO means the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) Shanghai Airlines means 上海航空有限公司 (Shanghai Airlines Co., Limited*), a wholly-owned subsidiary of the Company Shanghai Airlines Tours means 上海航空國際旅遊（集團）有限公司 (Shanghai Airlines Tours, International (Group) Co., Limited*), previously a wholly-owned subsidiary of the Company. From June 2019, the Company’s shareholding in Shanghai Airlines Tours was adjusted to 35%, and thus Shanghai Airlines Tours was no longer included in the consolidated statements of the Company Shanghai Flight Training means 上海東方飛行培訓有限公司 (Shanghai Eastern Flight Training Co., Limited), a wholly-owned subsidiary of the Company Shanghai Jidaohang means Shanghai Jidaohang Enterprise Management Company Limited (上海吉道航企業管理有限公 司), a wholly-owned subsidiary of Juneyao Airlines and a connected person of the Company SkyTeam Airline Alliance means the SkyTeam Alliance, one of the three major international airline alliances in the world. Please refer to its official website http://www.skyteam.com/ for more details about the SkyTeam Airline Alliance Shanghai Listing Rules means the Rules Governing the Listing of Stocks on the Shanghai Stock Exchange Supervisors means the supervisors of the Company Supervisory Committee means the supervisory committee of the Company TMC means travel management companies USA means the United States of America Virgin Atlantic means Virgin Atlantic Airways (IATA Code: VS). Please refer to its official website https://www.virginatlantic.com/cn/en for more details about Virgin Atlantic Weight of freight carried means the actual weight of freight carried China Eastern Airlines Corporation Limited 2019 Annual Report 4Definitions Passenger load factor means the ratio of passenger traffic volume to ASK Passenger-kilometres yield means the ratio of the sum of passenger traffic and related revenue to passenger traffic volume PRC means the People’s Republic of China Qantas means Qantas Airways Ltd (IATA Code: QF). Please refer to its official website https://www.qantas.com/ for more details about Qantas Reporting Period means 1 January to 31 December 2019 Research Center means China Eastern Airlines Technology Application Research Center Co., Limited, a wholly- owned subsidiary of the Company Revenue freight tonne-kilometres means the freight traffic volume, the sum of cargo and mail load in tonnes multiplied by the (RFTK) distance flown for every route Revenue passenger-kilometres means the passenger traffic volume, the sum of the number of passengers carried multiplied by the (RPK) distance flown for every route Revenue tonne-kilometres (RTK) means the total traffic volume, the sum of load (passenger and cargo) in tonnes multiplied by the distance flown for every route Revenue tonne-kilometres yield means the ratio of the sum of transportation and related revenue to total traffic volume SASAC means the State-owned Assets Supervision and Administration Commission of the State Council. Please refer to its official website http://www.sasac.gov.cn/ for more details about SASAC Satellite Terminal S1 of Pudong means the satellite terminal S1 of Shanghai Pudong International Airport SFO means the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) Shanghai Airlines means 上海航空有限公司 (Shanghai Airlines Co., Limited*), a wholly-owned subsidiary of the Company Shanghai Airlines Tours means 上海航空國際旅遊（集團）有限公司 (Shanghai Airlines Tours, International (Group) Co., Limited*), previously a wholly-owned subsidiary of the Company. From June 2019, the Company’s shareholding in Shanghai Airlines Tours was adjusted to 35%, and thus Shanghai Airlines Tours was no longer included in the consolidated statements of the Company Shanghai Flight Training means 上海東方飛行培訓有限公司 (Shanghai Eastern Flight Training Co., Limited), a wholly-owned subsidiary of the Company Shanghai Jidaohang means Shanghai Jidaohang Enterprise Management Company Limited (上海吉道航企業管理有限公 司), a wholly-owned subsidiary of Juneyao Airlines and a connected person of the Company SkyTeam Airline Alliance means the SkyTeam Alliance, one of the three major international airline alliances in the world. Please refer to its official website http://www.skyteam.com/ for more details about the SkyTeam Airline Alliance Shanghai Listing Rules means the Rules Governing the Listing of Stocks on the Shanghai Stock Exchange Supervisors means the supervisors of the Company Supervisory Committee means the supervisory committee of the Company TMC means travel management companies USA means the United States of America Virgin Atlantic means Virgin Atlantic Airways (IATA Code: VS). Please refer to its official website https://www.virginatlantic.com/cn/en for more details about Virgin Atlantic Weight of freight carried means the actual weight of freight carried China Eastern Airlines Corporation Limited 2019 Annual Report 4

Company Introduction Headquartered in Shanghai, the Company is one of China’s three major state-owned airlines. It originated from the first squadron established by former Civil Aviation Administration of Shanghai in January 1957. The Company was the first Chinese airline to be listed on the New York, Hong Kong and Shanghai stock markets in 1997. As at the end of 2019, the Group operated a modernized fleet comprised of 734 passenger aircraft, including 11 business aircraft held under trust, with an average fleet age of 6.4 years for the major models, being one of the youngest and the most advanced fleet among the global large-size airlines. Passenger capacity exceeded 130 million in 2019. Members of “Eastern Miles” can enjoy members’ benefits and use any one of the 750 VIP airport lounges of all of the 19 SkyTeam Airline Alliance member airlines across the world. The Group has been striving to build a world-class excellent modern integrated aviation services provider that is “Cherished by Staff, Preferred by Customers, Satisfied by Shareholders and Trusted by Society”. With the concept of “World-Class Hospitality with Eastern Charm”, the Group will create splendid travel experiences for global customers with “Accurate, Exquisite and Refined” service quality. 5Company Introduction Headquartered in Shanghai, the Company is one of China’s three major state-owned airlines. It originated from the first squadron established by former Civil Aviation Administration of Shanghai in January 1957. The Company was the first Chinese airline to be listed on the New York, Hong Kong and Shanghai stock markets in 1997. As at the end of 2019, the Group operated a modernized fleet comprised of 734 passenger aircraft, including 11 business aircraft held under trust, with an average fleet age of 6.4 years for the major models, being one of the youngest and the most advanced fleet among the global large-size airlines. Passenger capacity exceeded 130 million in 2019. Members of “Eastern Miles” can enjoy members’ benefits and use any one of the 750 VIP airport lounges of all of the 19 SkyTeam Airline Alliance member airlines across the world. The Group has been striving to build a world-class excellent modern integrated aviation services provider that is “Cherished by Staff, Preferred by Customers, Satisfied by Shareholders and Trusted by Society”. With the concept of “World-Class Hospitality with Eastern Charm”, the Group will create splendid travel experiences for global customers with “Accurate, Exquisite and Refined” service quality. 5

Company Profile

Company Information

Chinese name of the Company	中國東方航空股份有限公司
Abbreviated Chinese name of the Company	東方航空
English name of the Company	China Eastern Airlines Corporation Limited
Abbreviated English name of the Company	CEA
Legal representative of the Company	Liu Shaoyong

Basic Profile

Registered address of the Company	66 Airport Street, Pudong New District, Pudong International Airport, Shanghai
Postal code of the Company's registered address	201202
Place of business of the Company	36 Hongxiang 3rd Road, Minhang District, Shanghai
Postal code of the Company's place of business	201100
The Company's website	www.ceair.com
Mobile application (APP)	東方航空
Mobile website	m.ceair.com
Email address	ir@ceair.com
Service hotline	+86 95530
Sina Weibo	http://weibo.com/ceair
Weixin public subscription ID	東方航空訂閱號
Weixin ID	donghang_gw
Weixin QR code	

Shares of the Company

A shares listing venue: The Shanghai Stock Exchange	Abbreviation: CEA	Code: 600115
H shares listing venue: The Hong Kong Stock Exchange	Abbreviation: China East Air	Code: 00670
ADR listing venue: NYSE	Abbreviation: China Eastern	Code: CEA

Other Relevant Information

Domestic auditor engaged by the Company	**Name**	Ernst & Young Hua Ming LLP
	Office address	Level 16, Ernst & Young Tower, Oriental Plaza, No. 1 East Chang An Avenue, Dong Cheng District, Beijing, China
	Signing accountants	Meng Dong, Zheng Jianyou
International auditor engaged by the Company	**Name**	Ernst & Young
	Office address	22/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong
Sponsor performing continuous supervision duties during the Reporting Period	**Name**	CITIC Securities Company Limited
	Office address	North Tower, Excellence Times Plaza II, No. 8 Zhong Xin San Road, Futian District, Shenzhen, Guangdong Province
	Signing representatives of the sponsor	Zhang Yang, Chen Shumian
	Period of continuous supervision	31 August 2019 to 31 December 2020

6 China Eastern Airlines Corporation Limited | 2019 Annual Report

Company Profile

As at 31 March 2020
DIRECTORS

Liu Shaoyong (Chairman)
Li Yangmin (Vice Chairman)
Tang Bing (Director)
Wang Junjin (Director)
Lin Wanli (Independent non-executive Director)
Shao Ruiqing (Independent non-executive Director)
Cai Hongping (Independent non-executive Director)
Dong Xuebo (Independent non-executive Director)
Yuan Jun (Employee Representative Director)

SUPERVISORS

Xi Sheng (Chairman of the Supervisory Committee)
(Former name: Xi Xingwang)
Gao Feng (Employee Representative Supervisor)
Fang Zhaoya (方照亞) (Supervisor)
(Former name: Fang Zhaoya as 方召亞)

SENIOR MANAGEMENT

Li Yangmin (President)
Wu Yongliang (Vice President, Chief Financial Officer)
Feng Dehua (Vice President)
Cheng Guowei (Vice President)
Jiang Jiang (Vice President)
Wang Jian (Board Secretary, Company Secretary)

COMPANY SECRETARY

Wang Jian

AUTHORIZED REPRESENTATIVES

Liu Shaoyong
Wang Jian

LEGAL ADVISERS

Hong Kong, China: Baker & McKenzie
Mainland China: Beijing Commerce & Finance Law Office
USA: Baker & McKenzie

PRINCIPAL BANKS

Industrial and Commercial Bank of China, Shanghai Branch
China Construction Bank, Shanghai Branch
The Bank of China, Shanghai Branch
Agricultural Bank of China, Shanghai Branch

SHARE REGISTRAR

Hong Kong Registrars Limited
Rooms 1712–1716, 17th Floor, Hopewell Centre,
183 Queen's Road East, Wan Chai, Hong Kong

The Bank of New York Mellon
240 Greenwich Street
New York, NY 10286 USA

China Securities Depository and Clearing Corporation Limited,
Shanghai Branch
3/F, 166 East Lu Jiazui Road, Pudong New District, Shanghai

PRINCIPAL PLACE OF BUSINESS IN HONG KONG

Room D, 19/F, United Centre, 95 Queensway, Hong Kong

7

Financial Highlights

(Prepared in accordance with International Financial Reporting Standards)

Expressed in RMB Million

	2015	2016	2017	2018	2019
Year ended 31 December					
Revenues	93,969	98,904	102,475	115,278	**120,986**
Other operating income and gains	5,269	5,469	7,481	6,592	**7,202**
Gain/(loss) on fair value changes of derivative financial instruments	6	2	(311)	311	**–**
Operating expenses	(86,619)	(91,889)	(100,214)	(112,872)	**(118,107)**
Operating profit	12,625	12,486	9,431	9,309	**10,081**
Financial income/(costs), net	(7,110)	(6,176)	(1,072)	(5,657)	**(6,064)**
Profit before income tax	5,667	6,497	8,610	3,856	**4,299**
Net profit for the year attributable to the equity holders of the Company	4,537	4,498	6,342	2,698	**3,192**
Earnings per share attributable to the equity holders of the Company (RMB)[1]	0.35	0.33	0.44	0.19	**0.21**
As at 31 December					
Cash and cash equivalents	9,080	1,695	4,605	646	**1,350**
Net current liabilities	(51,309)	(52,194)	(62,035)	(57,132)	**(58,620)**
Non-current assets	174,914	196,436	211,434	223,085	**265,442**
Non-current borrowings, including current portion	(43,675)	(29,749)	(28,842)	(32,506)	**(31,137)**
Obligations under finance leases, including current portion	(52,399)	(61,041)	(66,868)	(77,427)	**–**
Lease liabilities, including current portion	—	—	—	—	**(110,275)**
Equity attributable to the equity holders of the Company	37,411	49,450	55,360	58,008	**69,008**

(1) The calculation of earnings per share for 2015 is based on the net profit attributable to the equity holders of the Company divided by the weighted average number of 12,818,509,000 ordinary share in issue. The calculation of earnings per share for 2016 is based on the net profit attributable to the equity holders of the Company divided by the weighted average number of 13,811,136,000 ordinary share in issue. The calculation of earnings per share for 2017 is based on the net profit attributable to the equity holders of the Company divided by the weighted average number of 14,467,585,682 ordinary share in issue. The calculation of earnings per share for 2018 is based on the net profit attributable to the equity holders of the Company divided by the weighted average number of 14,467,585,682 ordinary share in issue. The calculation of earnings per share for 2019 is based on the net profit attributable to the equity holders of the Company divided by the weighted average number of 15,104,893,522 ordinary share in issue.

Revenues

(RMB million)



93,969
98,904
102,475
115,278
120,986
2015
2016
2017
2018
2019

Operating Profit

(RMB million)



12,625
12,486
9,431
9,309
10,081
2015
2016
2017
2018
2019

8 China Eastern Airlines Corporation Limited | 2019 Annual Report

Summary of Accounting and Business Data (Prepared in accordance with PRC Accounting Standards) Profit for the year ended 31 December 2019 (RMB Million) Net profit 3,483 Income from main operations, net 12,566 Income from other operations, net 1,094 Income from investments 368 Non-operating income, net 838 Major Accounting Data & Financial Indicators (RMB Million) 2018 2019 1. Operation revenue 114,930 120,860 2. Net profit attributable to the equity holders of the Company 2,709 3,195 3. Total assets 236,765 282,936 4. Shareholders’ equity 59,352 70,397 5. Earnings per share (RMB) 0.19 0.21 6. Equity attributable to the equity holders of the Company per share (RMB) 3.85 4.08 Note: 1. Calculation of major financial indicators: Earnings per share = profit attributable to the equity holders of the Company ÷ weighted average number of ordinary shares outstanding in issue during the year Equity attributable to the equity holders of the Company per share = equity attributable to the equity holders of the Company at the end of the year ÷ number of ordinary shares outstanding at the end of the year 9Summary of Accounting and Business Data (Prepared in accordance with PRC Accounting Standards) Profit for the year ended 31 December 2019 (RMB Million) Net profit 3,483 Income from main operations, net 12,566 Income from other operations, net 1,094 Income from investments 368 Non-operating income, net 838 Major Accounting Data & Financial Indicators (RMB Million) 2018 2019 1. Operation revenue 114,930 120,860 2. Net profit attributable to the equity holders of the Company 2,709 3,195 3. Total assets 236,765 282,936 4. Shareholders’ equity 59,352 70,397 5. Earnings per share (RMB) 0.19 0.21 6. Equity attributable to the equity holders of the Company per share (RMB) 3.85 4.08 Note: 1. Calculation of major financial indicators: Earnings per share = profit attributable to the equity holders of the Company ÷ weighted average number of ordinary shares outstanding in issue during the year Equity attributable to the equity holders of the Company per share = equity attributable to the equity holders of the Company at the end of the year ÷ number of ordinary shares outstanding at the end of the year 9

Summary of Major Operating Data

	As at 31 December		
	2019	2018	Change
Passenger transportation data			
ASK (available seat — kilometres) ***(millions)***	270,254.00	244,841.00	10.38%
— Domestic routes	171,684.04	154,059.34	11.44%
— International routes	92,162.42	84,408.13	9.19%
— Regional routes	6,407.53	6,373.52	0.53%
RPK (revenue passenger — kilometres) ***(millions)***	221,779.11	201,485.95	10.07%
— Domestic routes	142,921.41	128,906.39	10.87%
— International routes	73,811.75	67,290.26	9.69%
— Regional routes	5,045.95	5,289.30	-4.60%
Number of passengers carried ***(thousands)***	130,297.36	121,199.70	7.51%
— Domestic routes	109,006.37	101,226.48	7.69%
— International routes	17,581.34	16,104.28	9.17%
— Regional routes	3,709.64	3,868.94	-4.12%
Passenger load factor ***(%)***	82.06	82.29	-0.23pts
— Domestic routes	83.25	83.67	-0.43pts
— International routes	80.09	79.72	0.37pts
— Regional routes	78.75	82.99	-4.24pts
Passenger — kilometres yield ***(RMB)***[Note]	0.522	0.540	-3.33%
— Domestic routes	0.540	0.561	-3.74%
— International routes	0.474	0.486	-2.47%
— Regional routes	0.744	0.730	1.92%

10 China Eastern Airlines Corporation Limited | 2019 Annual Report

Summary of Major Operating Data

	As at 31 December		
	2019	2018	Change
Freight transportation data			
AFTK (available freight tonne — kilometres) ***(millions)***	9,132.69	7,900.78	15.59%
— Domestic routes	3,215.85	2,740.72	17.34%
— International routes	5,727.63	4,968.72	15.27%
— Regional routes	189.21	191.34	-1.11%
RFTK (revenue freight tonne — kilometres) ***(millions)***	2,971.40	2,588.34	14.80%
— Domestic routes	951.33	886.08	7.36%
— International routes	1,991.28	1,667.08	19.45%
— Regional routes	28.78	35.19	-18.22%
Weight of freight carried ***(million kg)***	976.57	915.12	6.71%
— Domestic routes	672.62	644.89	4.30%
— International routes	279.44	240.00	16.43%
— Regional routes	24.51	30.23	-18.92%
Freight tonne — kilometres yield ***(RMB)***[Note]	1.288	1.401	-8.07%
— Domestic routes	1.048	1.116	-6.09%
— International routes	1.340	1.465	-8.53%
— Regional routes	5.558	5.570	-0.20%

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Summary of Major Operating Data

	As at 31 December		
	2019	2018	Change
Consolidated data			
ATK (available tonne – kilometres) *(millions)*	33,455.55	29,936.47	11.76%
– Domestic routes	18,667.41	16,606.06	12.41%
– International routes	14,022.25	12,565.46	11.59%
– Regional routes	765.88	764.96	0.12%
RTK (revenue tonne – kilometres) *(millions)*	22,518.00	20,358.36	10.61%
– Domestic routes	13,559.38	12,267.28	10.53%
– International routes	8,485.44	7,590.43	11.79%
– Regional routes	473.19	500.65	-5.48%
Overall load factor *(%)*	67.31	68.01	0.70pts
– Domestic routes	72.64	73.87	-1.24pts
– International routes	60.51	60.41	0.11pts
– Regional routes	61.78	65.45	-3.66pts
Revenue tonne – kilometres yield *(RMB)*[Note]	5.315	5.525	-3.80%
– Domestic routes	5.761	5.971	-3.52%
– International routes	4.436	4.632	-4.23%
– Regional routes	8.272	8.105	2.06%

Notes:

1. In calculating unit revenue index, the relevant revenue includes incomes generated from co-operation routes and fuel surcharge.

2. The Group had presented unit revenue excluding fuel surcharge in prior years. However, the Group no longer includes unit revenue excluding fuel surcharge separately because the current fuel surcharge accounts for a small proportion of revenue and has a small impact on unit revenue index.

12 China Eastern Airlines Corporation Limited | 2019 Annual Report

Fleet Structure

The Group has been continuously practicing the vision of green development and optimising its fleet structure in recent years. In 2019, the Group introduced a total of 44 aircraft of major models and a total of one aircraft retired. With the introduction of new aircraft, such as A350-900, B787-9 and A320NEO, the Group's fleet age structure still continues to remain young.

As at 31 December 2019, the Group operated a fleet of 734 aircraft, which included 723 passenger aircraft and 11 business aircraft held under trust.

Fleet structure as at 31 December 2019

(Units)

No.	Model	Self-owned	Under finance lease	Under operating lease	Sub-total	Average fleet age (Years)
1	B777-300ER	10	10	0	20	3.9
2	B787-9	3	7	0	10	0.9
3	A350-900	1	6	0	7	0.8
4	A330-300	7	14	5	26	5.4
5	A330-200	17	13	0	30	6.6
Total number of wide-body aircraft		**38**	**50**	**5**	**93**	**4.6**
6	A321	44	33	0	77	6.4
7	A320	69	45	66	180	9.0
8	A319	17	16	2	35	6.7
9	A320NEO	6	30	0	36	0.8
10	B737-800	49	67	117	233	5.0
11	B737-700	36	9	10	55	10.5
12	B737 MAX 8[Note]	2	12	0	14	1.7
Total number of narrow-body aircraft		**223**	**212**	**195**	**630**	**6.6**
Total number of passenger aircraft		**261**	**262**	**200**	**723**	**6.4**
Total number of business aircraft held under trust					**11**	
Total number of aircraft					**734**	

Note: The Group has temporarily grounded B737 MAX 8 since March 2019. As at the date of this report, B737 MAX 8 is still grounded. The Group will pay close attention to the work progress on the resumption of operation of B737 MAX 8. There remains a great uncertainty on the time for the resumption of operation of B737 MAX 8.

13

Fleet Structure

1. Major Operations

Model	Passenger traffic volume (10 thousand)	Passenger load factor (%)	Overall load factor (%)	Daily utilisation (hours)
B777-300ER	300.23	84.15	61.07	14.79
B787-9	169.54	82.29	56.19	12.62
A350-900	80.63	80.74	60.24	13.17
A330 series	1,225.00	80.47	54.64	11.60
A320 series	6,008.56	82.33	73.52	9.46
B737 series	5,245.78	81.93	76.38	8.71

2. Fleet Condition

As at 31 December 2019, the Group operated a total of 734 passenger aircraft, including 11 business aircraft held under trust. The details of each model are as follows:

Model	B777-300ER			
Form of tenure	Number of aircraft (end of the Reporting Period)	Average fleet age	Daily utilisation (hours)	Paid flight hour
Self-owned	9	4.0	15.22	49,998.52
Under finance lease	11	3.8	14.47	58,099.96
Total	20	3.9	14.81	108,098.48

Model	B787-9			
Form of tenure	Number of aircraft (end of the Reporting Period)	Average fleet age	Daily utilisation (hours)	Paid flight hour
Self-owned	3	1.3	12.58	13,778.97
Under finance lease	7	0.7	12.65	20,728.28
Total	10	0.9	12.62	34,507.25

Model	A350-900			
Form of tenure	Number of aircraft (end of the Reporting Period)	Average fleet age	Daily utilisation (hours)	Paid flight hour
Self-owned	1	1.1	13.37	4,881.61
Under finance lease	6	0.7	13.11	19,539.74
Total	7	0.8	13.17	24,421.35

Model	A330 series			
Form of tenure	Number of aircraft (end of the Reporting Period)	Average fleet age	Daily utilisation (hours)	Paid flight hour
Self-owned	24	7.9	11.14	101,564.27
Under finance lease	27	5.2	12.28	116,491.27
Under operating lease	5	1.4	10.41	18,993.37
Total	56	6.0	11.60	237,048.91

Note: A330 series aircraft included A330-200 and A330-300 aircraft

14 China Eastern Airlines Corporation Limited | 2019 Annual Report

Fleet Structure

Model	A320 series			
Form of tenure	Number of aircraft (end of the Reporting Period)	Average fleet age	Daily utilisation (hours)	Paid flight hour
Self-owned	136	9.3	9.23	457,974.21
Under finance lease	124	4.3	9.65	389,978.14
Under operating lease	68	8.8	9.62	238,672.67
Total	328	7.3	9.46	1,086,625.02

Note: A320 series aircraft included A319, A320, A320NEO and A321 aircraft

Model	B737 series			
Form of tenure	Number of aircraft (end of the Reporting Period)	Average fleet age	Daily utilisation (hours)	Paid flight hour
Self-owned	87	7.4	8.73	272,011.19
Under finance lease	88	3.9	8.91	253,910.50
Under operating lease	127	6.3	8.56	377,792.38
Total	302	5.9	8.71	903,714.07

Note: B737 series aircraft included B737-700, B737-800 and B737 MAX 8 aircraft

Introduction and Retirement Plan of Aircraft for 2020 to 2022

Units

Model	2020		2021		2022	
	Introduction	Retirement	Introduction	Retirement	Introduction	Retirement
B787 Series	5	—	—	—	—	—
A350 Series	4	—	7	—	2	—
A330 Series	—	—	—	—	—	—
A320 Series	34	1	—	6	—	5
ARJ Series	3	—	6	—	8	—
Total	46	1	13	6	10	5

Notes:

1. As at the end of 2019, the Group originally planned to introduce 11 aircraft of B737 MAX 8, 10 of which have not been delivered. In 2020 and 2021, the Group originally planned to introduce 34 and 12 aircraft of B737 MAX 8, respectively, and retire 12 and 8 aircraft of B737-800 or B737-700, respectively. The Group is currently negotiating with Boeing regarding the time for resumption of operation and delivery of B737 MAX 8, which is still with greater uncertainty;

2. According to confirmed orders, the Group planned to introduce 9 aircraft and retire 16 aircraft in 2023;

3. The Group and its suppliers have proactively negotiated and adjusted the progress for the introduction of aircraft due to the influence of COVID-19. The planning for the introduction and retirement of aircraft will be subject to timely adjustment based on the changes in external environment and market conditions, and flight capacity allocation of the Group.

15

2019 Milestones

The future of the national gate

In 2019, the Company successfully completed important tasks for the CEA base in Beijing Daxing International Airport, such as overall planning, construction and inspection, comprehensive drills, trial and inaugural flight, business operation, transitions due to change of seasons and brand promotion. Meanwhile, the Company completed the construction and operation at high quality as well as the transfer of the first airline, China United Airlines (a subsidiary of CEA) to the Beijing Daxing International Airport.



大兴你好

With the formal operation of Beijing Daxing International Airport, this world-class airport and world-class airline brands complement each other. In the future, leveraging on Beijing Daxing International Airport, a new "source of momentum" of national development and the "world-class aviation gateway" — the Satellite Terminal of Shanghai Pudong International Airport, CEA will formally launch Beijing-Shanghai dual hub mode, deploy smart services with leading technology and upgrade ancillary facilities of airport.

The coming of world's largest single satellite terminal

On 16 September 2019, the world's largest single satellite terminal, the Satellite Terminal of Shanghai Pudong International Airport commenced operation officially. CEA, as the largest main base airline in Shanghai, first docked at the satellite terminal bridge and operated the first departure flight. This marked that CEA entered a new mode of operation of "Terminal T1 + Satellite Terminal S1" simultaneously.



The launching of Satellite Terminal S1 of Pudong will create a new development potential for Shanghai to build a world-class aviation hub, as well as strengthen the main hub network for CEA and bring new development momentum to the optimization of the "world-class" aviation enterprises.

Innovative reform and win-win cooperation

In 2019, CEA successfully reached a number of strategic cooperation. On 19 March, the Company reached a cooperation with Greenland Holdings on the equity proportion of Shanghai Airlines Tours. On 6 September, the cross-shareholding with Juneyao Group was completed, and the two parties became key mutual strategic shareholders, with a total cooperation capital of over RMB13 billion. This became a paragon for the integrated development of state-owned capital and private capital. On 16 October, CEA entered into a memorandum of intent to deepen joint venture cooperation with three first class global airlines, namely Air France, KLM and Virgin Atlantic. On 17 December, CEA signed a contract with the Shanghai Municipal Administration of Culture and Tourism to expand inbound travel joint handedly, as a result, the Shanghai cultural tourism branding will "fly globally".



With an open attitude, CEA launched cross-sector cooperation and further promoted the "shareholding + business" cooperation in order to better optimize resource allocation and enhance corporate vitality and competitiveness.

Buy, fly and service globally

At the beginning of November 2019, CEA guaranteed the second China International Import Expo with high standard and acted actively in areas such as charter flights guarantees, passenger services, transportation of exhibits and volunteer services, which led to signing of 14 significant contracts and manifested the brand image of "fly, buy and service globally".



中央企业交易团签约仪式
CIIE Central SOE Trade Mission Signing Ceremony
第二届中国国际进口博览会

As the aerial bridge and the link connecting China and the world, CEA promoted the economic and trade exchange and cultural communication between China and other countries across the world and displayed the "charms of the East" to the world. At the same time, with our unique vision and experiences as an enterprise, CEA illustrated the opportunities in China, the opening up for cooperation, opening up for innovation and opening up for sharing.

Smart travelling, limitless possibilities

In January 2019, CEA applied the RFID technology to track and trace the entire flow of flight luggage, being the first airline to adopt this technology in China. In June, CEA took the lead to establish an artificial intelligent (AI) sound interactive platform in China. In July, CEA became the world's first airline to launch passive permanent electronic baggage tag and used them in passenger services. In September, CEA launched China's first Aviation Sign Language application with simultaneous interpretation service for passengers at Shanghai Hongqiao International Airport and Shanghai Pudong International Airport, and introduced, for the first time, the 5G network based integrated smart travelling service system at Beijing Daxing International Airport, giving a new definition for the new standard of intelligent, scenario-based and convenient aviation services.



16 China Eastern Airlines Corporation Limited | 2019 Annual Report

2019 Milestones

Forging the "Aerial Silk Road", CEA strives again

In 2019, CEA has made new progress by actively integrating into the construction of "The Belt and Road Initiative" and forging the "Aerial Silk Road". From 31 March, CEA started using the latest generation of wide-body aircraft, A350-900, for the Shanghai-Rome route and added new flights. On 7 June, CEA launched the domestically first direct flight to Hungary. In the 70th anniversary of establishment of diplomatic relations between China and Hungary, CEA, the Hungarian government, the Sichuan provincial government and the Shaanxi provincial government jointly announced the launching of two new "The Belt and Road" routes, which are Shanghai Pudong-Chengdu-Budapest and Shanghai Pudong-Xi'an-Budapest, during the year.



The centennial year of Nanyuan, the inaugural year of Daxing

Beijing Nanyuan Airport, the first airport in the history of China with 109 years of service, formally shut down at 23:23 on 25 September 2019 after the last flight took off smoothly from the airport. On the same day, China United Airlines fully transferred its operations to Beijing Daxing International Airport and operated its first flight successfully, becoming the first airline to station to and operate flight service in Beijing Daxing International Airport.



Safeguarding hopes of safety, playing life symphonies

In 2019, CEA was determined to implement the belief of "Life First" and continued to compose its life symphonies by action. On 13 February, CEA urgently transported a Tibetan three-day-old newborn baby who suffered from serious illness to Xi'an Children Hospital for medical treatment. Emergency fuel dumping in preparation of landing for rescues in March and July went viral. On 26 November, various units of CEA interacted cooperatively to open up the "Green Channel" which ensured the timely arrival of flights carrying donated organs. On 24 December, CEA guaranteed that the transportation of donated organs ran smoothly in a 3,200 km relay.


国家卫生健康委员会

"Overlooking the East", flying for love

On 19 April 2019, CEA held the premiere of spokesperson charity promotional movies. Such ceremony has gained widespread attention from the environmentalists within and across the industry. The president of Sichuan Green River Environmental Protection Promotion Association, Yang Xin, the spokesperson of CEA and the volunteer of the source of Yangtze River, Hu Ge and other guests were all present.



Outstanding capability and awards for excellence

CEA received a series of important honors such as "Model Brand in the Grand Ceremony of China Brands 2019" and "Top 20 Chinese Enterprise Global Image" (ranking first in the transportation sector).


中国东方航空

Winning the battle against poverty

Throughout 2019, CEA put a lot of effort in implementing in-depth and refined measures for targeted poverty alleviation in various locations, achieving full coverage of poverty-stricken areas of our flight network. Our poverty alleviation through aviation had played important role in the GDP growth at poverty-stricken areas, and the Group invested RMB18,251,700 in poverty alleviation. Cangyuan County and Shuangjiang County, the counterpart to our poverty alleviation works, have officially eliminated poverty.


中国东方航空集团有限公司援建双江县一中教学楼封顶仪式

CEA proactively fulfilled its social responsibilities and was determined in winning the battle against poverty by transforming the battle into a long-term effort in poverty alleviation, so as to achieve "high quality, high standard and sustainable" poverty alleviation.

17

Chairman’s Statement China Eastern Airlines Corporation Limited 2019 Annual Report 18Chairman’s Statement China Eastern Airlines Corporation Limited 2019 Annual Report 18

Chairman’s Statement 19Chairman’s Statement 19

Chairman’s Statement Chairman’s Statement Dear shareholders, I am pleased to present the report on the financial results of the Group for the year ended 31 December 2019. On behalf of the entire staff of the Group, I would like to extend my sincere thanks to the Shareholders. Chairman Liu Shaoyong China Eastern Airlines Corporation Limited 2019 Annual Report 20Chairman’s Statement Chairman’s Statement Dear shareholders, I am pleased to present the report on the financial results of the Group for the year ended 31 December 2019. On behalf of the entire staff of the Group, I would like to extend my sincere thanks to the Shareholders. Chairman Liu Shaoyong China Eastern Airlines Corporation Limited 2019 Annual Report 20

Chairman's Statement

Business Review

In 2019, the growth of the global economy has slowed down and various unstable uncertainties affecting economic development have increased significantly. The downward pressure on China's economy has increased, but the overall economic operation has been stable and maintained a relatively rapid growth. The annual GDP (Gross Domestic Product) in China increased by 6.1%. Affected by the macroeconomic downturn, the growth of the global civil aviation industry has slowed down. In 2019, the total passenger traffic volume of the global airline industry only increased by 4.2% year-on-year. The growth of China's civil aviation industry has also slowed down, with the total passenger traffic volume for the year increased by 7.9% year-on-year, yet still higher than the global average.

The Group adheres to maintaining a highly responsible attitude towards the safety of its passengers and employees. Based on the prudent business philosophy and professional analysis and judgment, the Group always insists on prioritizing safe operation, maintains strategic stability in operations, persists in deepening reforms, and focuses on fine operations to strengthen risk management and control, seizes development opportunities, and has achieved reasonable growth in results of operations.



In 2019, the Group carried 130.297 million passengers, representing a year-on-year increase of 7.5%; under the IFRS, the Group achieved operating revenue of RMB120,986 million in 2019, representing a year-on-year increase of 4.95% and achieved the net profit attributable to shareholders of the parent company of RMB3,192 million, representing a year-on-year increase of 18.31%; under PRC Accounting Standards, the Group achieved operating revenue of RMB120,860 million in 2019, representing a year-on-year increase of 5.16%, and achieved the net profit attributable to shareholders of the parent company of RMB3,195 million, representing a year-on-year increase of 17.94%.

Review of Operations

Safe Operation

The Group adheres to the civil aviation safety lifeline and with zero tolerance for hidden safety hazards, and has maintained a stable safety situation throughout the Year. In terms of risk management and control, the Group has scientifically analyzed and properly handled the safety hazards of the flight model B737 MAX 8, which resulted in suspending the commercial operation of such model. Also, the Group has studied the risks of new aircraft and new routes in advance and speeded up the verification and flight testing on new air navigation technologies to continuously strengthen the foundation for safe development. In terms of mechanism establishment, the Group has improved the relevant rules and regulations and implementation rules of its safe production responsibility system to further consolidate safe responsibilities. The Group has also provided training and revised its operation manual regarding CCAR121-R5 (*Rules of Qualification Review for Large Aircraft Carriers in Public Aviation Transport, the fifth revision*). In terms of system construction, the Group has built a ground-to-air supporting platform which has provided professional support for more than 100 flights, established an engine functionality management platform and promoted air defense safety informationalization construction. In terms of safety supervision, the Group has actively carried out drills on safe production emergency plans, and strengthened safety supervision in areas including flight, air defense, maintenance, and network information.

In 2019, the Group's fleet had 2,394,000 safe flying hours in total, which have increased by 8.5% compared to the same period last year. The Group's fleet had 988,000 take-off and landing flights, which have increased by 7.0% compared to the same period last year.

21

Chairman's Statement

Hub Network

The Group has continued to strengthen its hub network strategy, coordinated the planning of the two core hubs of Beijing and Shanghai, and successfully opened a new era of operation and development of "two cities, four airports and dual core hubs"Note 1 in Beijing and Shanghai. Based on the strategy of the integrated development of Beijing-Tianjin-Hebei region, the Group has completed the construction of CEA Base in Beijing Daxing International Airport with high quality, and the base has been put into operation, making the Group the first base airline to obtain the final acceptance of the construction. China United Airlines, a low-cost airline under the Group, has been relocated from Beijing Nanyuan Airport to Beijing Daxing International Airport, as the first airline to officially operate in Beijing Daxing International Airport. The Beijing-Shanghai express (Shanghai Hongqiao-Beijing Capital), in which the Group heavily invested is still in operation in Beijing Capital International Airport. Based on the national strategy of "Yangtze River Delta Integration", the Group has continued to strengthen its construction on the core hub in Shanghai, actively strived for operational resources, served the transformation of Shanghai into the city of "five centres" and coordinated the development of the regional economy. Along with the official operation of the Satellite Terminal S1 of Pudong, transit connection efficiency has been significantly increased, resulting in a great improvement in travel experience of passengers. Also, with the optimization in the network layout of the Shanghai Hongqiao International Airport covering major domestic business cities, the Group has improved the operational quality of its business express routes and quasi express routes. With the synergy of the two core hubs of Beijing and Shanghai, the Group will establish a new layout of the global route network in an invincible trend.

1 "Two cities" refers to Beijing and Shanghai, the two core hub cities and "four airports" refers to Beijing Daxing International Airport, Beijing Capital International Airport, Shanghai Pudong International Airport and Shanghai Hongqiao International Airport.

The Group has focused on the core hubs of Beijing and Shanghai, and the regional hubs such as Xi'an and Kunming to continuously optimize its route network layout and flight capacity allocation to strengthen the Group's market share and influence. In 2019, the Group's market shares in hubs such as Shanghai, Beijing, Kunming and Xi'an were 40.6%, 18.3%, 37.2% and 29.4%, respectively. Through the scientific matching of routes and flight capacity and the optimization of transit connection procedures, the effect of hub network has gradually appeared. OD yield of the three hubs, namely Shanghai Pudong, Xi'an and Kunming, significantly increased by 11.6%, 34.4% and 9.9%, respectively. The transit passengers of the three hubs, namely Shanghai Pudong, Kunming, and Xi'an amounted to 3,488,000 passengers, 1,658,000 passengers and 580,000 passengers, respectively, representing a year-on-year increase of 11.1%, 3.0% and 7.8%, respectively. In addition, the Group has actively seized the opportunity of the construction of new airports in Qingdao and Chengdu by deploying production facilities in advance and planning the route network in advance in order to broaden the Group's development space in the Qingdao and Chengdu markets.

As at the end of 2019, with the route network connection within SkyTeam Airline Alliance members, the route network of the Group reached 1,150 destinations in 175 countries. The Group has operated 137 Belt and Road routes in total in 65 countries along the Belt and Road, covering 40 cities in 18 countries.

Fine Operations and Lean Management

The Group has strengthened its fine operations, focused on the improvement of customer experience, and taken the flight punctuality rate as the standard for unified allocation and management of operating resources to improve the quality of flight operations. The Group has improved its flight punctuality management system construction and institutional construction, promoted its service system construction, realized visualized tracking of flight operation and rapidly handled unpunctual flight to drive a comprehensive improvement of the level of the digital management of flight operations. In 2019, the flight punctuality rate of the Group was 81.84%, representing a year-on-year increase of 1.65 percentage points, which is higher than the civil aviation industry average.

22 China Eastern Airlines Corporation Limited | 2019 Annual Report

Chairman's Statement

Through lean management, the Group has continuously reduced its unit operating costs and improved the operating efficiency, and reduced fuel costs in the various aspects such as the introduction of new models, design of route, flight operations, take-off, landing and taxiing, aircraft maintenance and training and incentives. Available tonne-kilometres fuel consumption in 2019 decreased by 4.4% year-on-year, and the estimated cumulative reduction in the volume of refueling was 195,500 tonnes. The Group's daily utilization rate of passenger aircraft was 9.55 hours per aircraft, representing a year-on-year increase of 0.12 hour per aircraft. Through the strengthening in fine management and control of increasing revenues and reducing expenditures and exercising due prudence in spending, and strictly managing and controlling major expenditures, the growth in operating costs of the Group in 2019 was lower than that in flight capacity and revenue.

Product Marketing and Customer Management

The Group has achieved steady growth in passenger revenue by actively expanding auxiliary products, optimizing sales channels, and developing and maintaining customer resources.

Designing and launching various auxiliary and non-aviation products. The Group has actively established its branded fare products series, completed the branded fare products launching campaign in 63 direct routes in Southeast Asia, Hong Kong and Macao, expanded auxiliary products such as upgrades, preferred seats and excess baggages, newly added prepaid baggage products in its official website, customized and increased the release of personalized overnight transit products and pre-sale route products, enriched CEA member point redemption products and optimized points payment function. The revenue from auxiliary products such as upgrades and preferred seats has presented a rapid growth trend, with a year-on-year increase of 44.5% and 35.0%, respectively.

Optimizing and broadening sales channels. Through the in-depth customer travelling behaviour analysis and the optimization of sales policies, the Group has strengthened the synergy of sales policies across all channels. The Company has made available the sales of auxiliary products such as preferred seats available on its official website and main OTA channels. Moreover, the Group has promoted various points marketing campaigns by combining point sales with diversified travel products and services.

Actively developing and maintaining customer resources of the Group. The Group has strengthened the construction of professional service teams for corporate clients, the sales revenue from the clients of the Group has increased by 14.3% year-on-year. The Group has intensified the cooperation with channels such as TMC, and the number of the third-party clients of the Group has increased by 38.7% year-on-year. The Group has actively maintained and developed frequent flyer members. As at the end of 2019, the number of frequent flyer members of the Company's "Eastern Miles" has reached 42,680 thousand, representing a year-on-year increase of 7.7%.

In 2019, the Group's passenger transportation capacity was 270,254 million seat-kilometres, representing a year-on-year increase of 10.38%. The passenger revenue of the Group amounted to RMB110,416 million, representing a year-on-year increase of 5.85%.

Passenger Services and Brand Building

The Group does "addition" to services. The Group is step by step providing all-round service of "100% boarding bridge usage, 100% connection, 100% automatic baggage sorting, 60 minutes for MCT" in the Beijing Daxing International Airport and the Satellite Terminal S1 of Pudong. The Group has launched China's first Aviation Sign Language application[Note 2] at the CEA Special Care Service Counter at Shanghai Hongqiao International Airport and Shanghai Pudong International Airport to provide a convenient service experience for hearing-impaired passengers. Platinum card mobile self-upgrades support has been available on 161 domestic websites.

2 Hearing-impaired passengers can use the sign language simultaneous translation application in front of the CEA Special Care Service Counter at the Shanghai Pudong International Airport and Shanghai Hongqiao International Airport. By clicking the "One-click video sign language translation" button, they can quickly be connected to the professional translation team in backstage to get online real-time sign language translation.

23

Chairman's Statement

The Group does "subtraction" to services. The Group is the first airline to apply passive permanent electronic baggage tag which has significantly lowered the error rate of abnormal luggage transport, with a year-on-year decrease of 12.1% in the rate of complaints from all channels. The Group has optimized service standards for high-end members and passengers, as well as on-board catering standards. The Group has advocated safe and quiet cabin services, reduced waste of resources, revised flight punctuality management measures to reduce flight delays caused by its own reasons.

The Group does "multiplication" to its brand. The Group provided full support to the second China International Import Expo, successfully accomplished the transportation service task for the second "Belt and Road" Summit Forum. The Group's "Lingyan" brand was re-awarded the certification of "Shanghai Brand"[Note 3]. The Group was recognized as one of the "Top 50 Most Valuable Chinese Brands" by Wire & Plastic Products Group (WPP), a global brand communication group, for eight consecutive years, awarded as the "Best China Airline" in the "TTG China Travel Awards" for the fifth consecutive year, recognized as the "Model Brand" in the Grand Ceremony of China Brands 2019, recognized as one of the "Top 20 Chinese Enterprise Global Image", awarded as one of the "World's 500 Most Valuable Brands" by Brand Finance, a British brand appraisal organization and recognized as one of the 2019 BrandZ "Top 100 Most Valuable Chinese Brands of 2019".

In January 2020, the Company launched a new membership system for the "Eastern Miles" to change the frequent flyer points accumulation system from mileage based to income based, introduced "CEA Wallet", a combination payment of "points + cash" to integrate frequent flyer's accounts, CEA points and bank account binding, which allows its passengers to pay for the purchase of products from the Company and other suppliers, increasing the scenarios for CEA points consumption and enhancing the value of CEA points.

3 The "Shanghai Brand" certification is a brand standard system independently developed by Shanghai relevant authority in accordance with the principles of "market orientating, corporate entities, and international mutual recognition" and based on the local standards of the "General Requirements for Shanghai Brand Evaluation".

External Partnerships and Strategic Synergy

The Group has intensified its comprehensive cooperation with strategic partners and core partners to improve the capacity of international routes and enhance the quality of cooperation.

For the core markets of Shanghai and Beijing, leveraging on the operation of the Satellite Terminal S1 of Pudong and Beijing Daxing International Airport, the Group worked with SkyTeam Airline Alliance members and other important partners to carry out the plan for route network optimization connection, as well as the development of ground service procedure and standards, explore ground operating cooperation opportunities, design passenger travel plan portfolio products and continue to expand the code-sharing scope. As at the end of 2019, the Group's code-sharing covers 347 flight route destinations, 1,007 routes and 4,617 flights.

For the North American market, with the cooperation with Delta in the Satellite Terminal S1 of Pudong, the Group implemented operation in the same terminal with Delta and both the Group and Delta have increased in revenue from cooperation, including mutual sales revenue and revenue from SPA (special allocation agreements), representing a year-on-year increase of approximately 17%.

For the European market, the Group has expanded joint operation routes with Air France KLM by adding new routes from Kunming and Wuhan to Paris, and intensified the cooperation in the aspects such as transfer mode of through check-in, corporate clients and joint sales. Each of the Group, Air France, KLM and Virgin Atlantic has optimized transit connections and service procedure at their respective hub airports by the joint cooperation in operating China-Europe routes for strengths and resources sharing. The Group has newly-shared code with Air Europa Spain.

For the Australian market, the in-depth cooperation with Qantas in the areas of code-sharing, allocation of flight capacity, joint marketing, resources sharing and personnel exchange has driven the growth in mutual sales revenue from cooperation.

24 China Eastern Airlines Corporation Limited | 2019 Annual Report

Chairman's Statement

For the Asia Pacific market, the Group has promoted the anti-monopoly approval for the joint cooperation with Japan Airlines and deepened the cooperation in the areas of route network and flight capacity sharing with Japan Airlines to strengthen the market position of the Group in Japanese routes. The Group has expanded mutual sales and SPA cooperation, as well as code-sharing scope with Juneyao Airlines.

Reform and Development

The Group attaches importance to reforms and actively promotes system and mechanism reform and the development of low-cost airline business, continuously enhances the role of reform and transformation in improving production and operation.

In relation to shareholding reforms, the Company and CEA Holding have successfully completed the cross-shareholding among Juneyao Airlines and Juneyao Group. As the result of the cross-shareholding, Eastern Airlines Industry Investment, a wholly-owned subsidiary of CEA Holding, holds 15% of shares of Juneyao Airlines, and Juneyao Airlines and Juneyao Group hold approximately 10% of shares of the Company in aggregate. The Company and Juneyao Airlines have appointed directors into each other's board of directors and special committee, building a comprehensive strategic partnership of "shareholding + business" in the benefits for further in-depth cooperation, synergy enhancement, sharing of strengths and integrated development between the two companies to better develop Shanghai aviation hub and serve the transformation of Shanghai into the city of "five centres".

In relation to system, mechanism and institutional reforms, the Group has continuously strengthened the systematization and connection of mechanism and institutional reforms to ensure safe operation, satisfy customer demands and create better operational efficiency. The Group has promoted the reforms in integration of marketing services and operational services to enhance business integration and resources allocation capabilities. The Group has improved the value creation based assessment mechanism. China United Airlines, a wholly-owned subsidiary of the Group, was recognized as a pilot enterprise of National Mixed-Ownership Reform. Business Airlines, another wholly-owned subsidiary of the Group, has been changed to a "One Two Three" airline and operated domestically produced ARJ21 aircraft to meet the customer demands of regional markets, further enriching the operating brand series of CEA.

Corporate governance and social responsibility

The Group operates in an accountable and sustainable manner through actively engaging in social, economic and environmental responsibilities, boosting its own sustainable development and facilitating a more solid cooperation relationship with stakeholders.

The Company focuses on improving its corporate governance in strict compliance with domestic and overseas listing rules and the requirements of laws and regulations. The Company has revised its major regulations such as the Articles, rules for procedures for general meetings and rules for meetings of the supervisory committee, in order to enhance the development of the decision-making system of the Board and fully utilize the power of the Party leadership, integrating the Party's leadership into corporate governance. Such measures provide a solid political guarantee for the Company's production and operation, and reform and development.

The Group focuses on pollution prevention and control by facilitating the application of new technologies for energy conservation and emission reduction, speeding up the "diesel-to-electric" (replacement of diesel vehicle by electric vehicle) project in airports, promoting the replacement of Auxiliary Power Unit (APU) on aircraft and optimizing route design and flight operation. It is estimated that approximately 0.61 million tons of carbon emissions has been reduced throughout the year.

Focusing on the development objective of "Establishing a World-Class and Happy CEA", the Group has continuously promoted the construction of corporate culture by encouraging mutual development and sharing between the corporate and employees as well as solving practical problems of employees to show care and concern towards its employees.

25

Chairman's Statement

In 2019, through poverty alleviation projects, routes and flights as well as assignment of excellent young cadres to poor villages, the Group conducted poverty alleviation work through multiple aspects, such as capital, transportation, education, medical, industrial and talent. The poverty alleviation works are highly effective as reflected by the advance completion of targeted poverty elimination project in Cangyuan County and Shuangjiang County in Yunnan.

Internal Risk Control and Establishment of Rule of Law

Focusing on the main business of aviation, the Group prevented major risks. The Group attaches importance to comprehensive risk management and intensified the construction of internal risk control system by conducting special audits on key business areas. The Group has strengthened the management of capital assets and prevented major risks such as capital recovery, overseas operations and financial market volatility. The Group has prevented network security risks and created closed loop for information security. The security monitoring covered core system applications such as marketing, services, operations and maintenance. To strengthen protection for various types of data and information, the Group has set up the passenger information protection committee and established a sound passenger information protection team.

The Group has steadily promoted the construction of a "Rule of Law CEA" to provide legal protection and strong support for the its production and operation as well as deepening the implementation of in-depth reforms on various tasks. The Group continued to intensify the construction of a rule of law system, enhanced the awareness of the rule of law and consolidated the monitoring of legal affairs. The Group has strengthened prevention of legal risks, intensified management of legal compliance, and supported and protected the corporate reform and development by working on the rule of law. The Group has strengthened the team building of the rule of law working team, reinforced the construction of the legal affairs institution and launched rule of law promotion, education and business training.

OUTLOOK FOR 2020

The Group would like to bring to the attention of readers of this report that this report contains certain forward-looking statements, including forward-looking statements of international and domestic economies and the aviation industry, and descriptions of the Group's future operating plans for 2020 and beyond. Such forward-looking statements are subject to many uncertainties and risks. The actual events that occur may be different from forward-looking statements of the Group which, therefore, do not constitute any commitment by the Group to the future operating results.

In the beginning of 2020, the outbreak of the novel coronavirus pneumonia disease ("COVID-19") has increased downward pressure on the global economy, and the global aviation is facing tremendous challenges. The travel restriction measures implemented by many countries have greatly reduced the travel demands and willingness of passengers. The capacity of global airlines significantly decreased and some airlines have struggled to survive. As at the date of this report, the duration of COVID-19 all over the world remains greatly uncertain, which may increase and extend the impact on the recovery of travel demands. COVID-19 may catalyse new changes in the scale of the global air transport industry.

The Group has quickly responded to the strike of COVID-19 and strived to prevent and combat COVID-19 in the country, community and the Group. While ensuring the health and safety of employees and passengers, the Group, at the same time, adopted prudent operation strategies by suspending or adjusting operation of certain flights in a timely manner, actively supported and responded to the policies and appeals from different levels of government, regulatory units, industry organizations and other external institutions, implemented strict cost control measures, optimized fleet management approaches, negotiated with suppliers and related parties, suspended introduction of planes, optimized payment methods, reduced or delayed investment plans, and speeded up financing processes to ensure stable

26 China Eastern Airlines Corporation Limited | 2019 Annual Report

Chairman's Statement

operating cash flow. As of 25 March 2020, the Group has carried out 154 special COVID-19 prevention charter flights and sent 15,937 medical personnel and 3,634.54 tons of emergency supplies for COVID-19 prevention. The Group has also sent medical experts and supplies of COVID-19 prevention to Italy, Czech Republic and other countries. CEA Holding, the controlling shareholder of the Company, has donated RMB10 million to the affected areas for COVID-19 prevention and control.

Similar to most of the airline companies in the industry, the impact and influence of COVID-19 posed significant uncertainty on the international and domestic business of the Group and the general impact on the operation and financial condition of the Group for the year cannot be precisely predicted currently. The Group will treat the physical and mental health of employees and customers as first priority, and ensure the safe operation, as well as closely monitor the change in the situation of COVID-19 so as to adjust according to the market demand to lower the negative impact of COVID-19. In 2020, the Group will focus on the following on the basis of continuous effort in safe operation, marketing, service enhancement, and strengthening of the Party building:

1. Further optimization and strengthening of the measures for COVID-19 prevention and control to safeguard employees' safety and customers' benefits and to ensure safe and stable production operation during the outbreak of COVID-19.

2. Close monitoring of the change in COVID-19 and market condition, strengthening of the research and analysis of market and scientific prejudgment, proactively preparing for the market demand and the resumption of flight operation in the post-COVID-19 period, enhancing the fine operation capacity, and refining and strictly implementing measures to increase revenue and reduce cost, in order to reduce operation costs.

3. Capturing the external environment and the trend for industry development and formulate the 14th Five-Year Plan reasonably; continuous deepening of the reform of systems and mechanisms to promote key reform tasks.

4. Commitment to sustainable development and proactive fulfillment of social and environment responsibilities; adherence to the concept of green development, strengthening in construction of system for energy management, environmental protection as well as energy conservation and emission reduction; winning the battle against poverty to consolidate the result of poverty alleviation and elimination.

5. Strengthening of risk awareness with emphasis put on prevention and mitigation of significant risks, continuous optimization of the prevention mechanism and emergency drills for safety risks, financial risks, legal risk, internet safety risks and risk in outbreak of public health concern so as to enhance the capabilities in risk prevention.

27

Review of Operations and Management’s Discussion and Analysis President Li Yangmin China Eastern Airlines Corporation Limited 2019 Annual Report 30Review of Operations and Management’s Discussion and Analysis President Li Yangmin China Eastern Airlines Corporation Limited 2019 Annual Report 30

Review of Operations and
Management's Discussion and Analysis

Major Businesses and Operation Model

The scope of principal business of the Company includes: domestic and approved international and regional business for air transportation of passengers, cargo, mail, luggage and extended services; general aviation business; maintenance of aviation equipment and machinery; manufacture and maintenance of aviation equipment; agency business for domestic and overseas airlines and other business related to air transportation; insurance by-business agency services; e-commerce; in-flight supermarket; wholesale and retail of goods.

The Group adheres to its principle of deepening its comprehensive reforms, led by internationalization and application of internet, centered on reformation development, brand construction and ability enhancement, striving to realize the development objective of "Establishing a World-Class and Happy CEA", accelerated to change from a traditional air carrier to a modern aviation integrated services provider. The Group built up a streamlined while efficient modernized fleet, operating 734 passenger aircraft, including 11 business aircraft held under trust, with an average fleet age of 6.4 years. Surrounding Shanghai and Beijing core hub and Kunming and Xi'an hub being the center, we provided quality and convenient air transport and extended services to worldwide travelers and customers.



Current Development of Aviation Industry

According to the estimated data published by IATA, as affected by the decline in global economic growth, trade frictions and geopolitical tensions, the growth rate of global aviation passenger transportation in 2019 slowed down significantly, with number of passengers carried of approximately 4.54 billion, representing a year-on-year increase of 3.7%; passenger transportation capacity (calculated in ASK) increased by 3.4% year-on-year, and the growth rate decreased by 2.7 percentage points; passenger traffic volume (calculated in RPK) increased by 4.2% year-on-year, and the growth rate decreased by 3.1 percentage points[Note 1]. According to the data published by the CAAC, in 2019, China's civil aviation industry had a total traffic volume of 129.77 billion tonne-kilometres, representing a year-on-year increase of 7.1%; number of passengers carried was 0.66 billion, representing a year-on-year increase of 7.9%; passenger traffic volume (calculated in RPK) was 1,170.51 billion passenger-kilometres, representing a year-on-year increase of 9.3%.


16.0%
14.0%
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
2015
2016
2017
2018
2019
Growth rate of RPK worldwide
Growth rate of RPK in China


16.0%
14.0%
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
2015
2016
2017
2018
2019
Growth rate of ASK worldwide
Growth rate of ASK in China

1 For details, please refer to the report of IATA in https://www.iata.org/en/iata-repository/publications/economic-reports/air-passenger-monthly---dec-2019/

31

Review of Operations and
Management's Discussion and Analysis

In early 2020, as affected by COVID-19, the demand of the global aviation industry shrunk significantly, and global aviation companies drastically reduced their capacity, resulted in a significant decrease in revenue and even a liquidity crisis. IATA called for governments to take actions to help the global aviation industry to tide over the COVID-19 crisis.

Core Competitiveness Analysis

1. Advantages of Locating in Prosperous Developed Area in Shanghai and the Yangtze River Delta

The Group has a relatively strong location advantages. Being one of the three major state-owned aviation companies, the headquarters and main operation bases of the Company are located in the super-sized international city — Shanghai. As China's key economic centre and international shipping center, Shanghai has always had very close economic and trade connection with the Asia-Pacific region, Europe and America. The time it takes to fly from Shanghai to major Asian cities is about 2 to 5 hours, and to Europe and west coastal North America is about 10 to 12 hours. The resources within the 2 hours flying circle are rich, covering 80% of China's top 100 cities, 54% of the land resources, 90% of the population, 93% of the origins of GDP and most areas of East Asia. In 2019, the number of carried travelers in Shanghai Pudong International Airport and Shanghai Hongqiao International Airport throughput exceeded 0.122 billion, making Shanghai the largest aviation market in China.

The Group has the biggest market share in Shanghai Hongqiao International Airport and Shanghai Pudong International Airport, demonstrating the significant advantages of having main operation bases: The Eastern Air Jiangsu and Zhejiang Branch under the Company has base operational advantages and relatively strong brand influence in Jiangsu and Zhejiang provinces, respectively. The development of the Group will be benefited by the implementation of the "integrated development of Beijing-Tianjin-Hebei region" and "Yangtze River Delta Integration" strategy, and the promotion of the construction of five centers, namely "Economic, Financial, Shipping, Trading, Technology Innovation", in Shanghai. The Group actively establishes the Shanghai core hub, and optimizes and improves the structure of flight network. In September 2019, the Satellite Terminal S1 of Pudong was opened, which launched a new hub model of "Terminal T1 + Satellite Terminal S1", further improving the Group's operational efficiency and service capabilities at Pudong Airport and enhancing its influence in the air transportation market in Shanghai and even in the Yangtze River Delta.

2. Operational Advantages Brought About by the "Two Cities, Four Airports" and Dual Core Hubs in Beijing and Shanghai

Beijing Daxing International Airport is positioned as a large international hub airport and a new source of momentum for the development of China. Beijing Daxing International Airport was officially opened on 25 September 2019, opening a new era of operation in Daxing Airport. The Group seized the opportunity of Beijing-Tianjin-Hebei coordinated development, coordinated the planning of the Beijing and Shanghai strategic hub, and actively promoted the construction and operation of the CEA base in Beijing Daxing International Airport, becoming the first base airline to obtain the final acceptance in Beijing Daxing International Airport. China United Airlines under the Company relocated from Beijing Nanyuan Airport to Beijing Daxing International Airport and became the first airline officially operated at Beijing Daxing International Airport. As the only main base airline of the SkyTeam Airline Alliance at Beijing Daxing International Airport, the Group will give full play to its home advantages, plan routes and time resource allocation in advance, and make Beijing Daxing International Airport a core hub of the SkyTeam Airline Alliance in the Asia-Pacific region. At the same time, the Group will keep the Beijing-Shanghai route, a premium business express route, to be operated at the Capital Airport.

32 China Eastern Airlines Corporation Limited | 2019 Annual Report

Review of Operations and
Management's Discussion and Analysis

3. Hub and Network Layout with Unique Advantages

The Group chose Shanghai and Beijing, places with highly-developed economy and keen demand on outbound travelling, as its core hubs. While Kunming (the gateway of Southeast Asia) and Xi'an (the gateway of North West under the "Belt and Road" initiative) as regional hubs. Through the cooperation with the members of SkyTeam Airline Alliance, the Group established and improved the flight transportation network that covers the whole country and expanded to the world.

For the domestic route, the Group has set up subsidiaries in 15 provinces and cities including Shanghai, Beijing, Yunnan, Shaanxi, Jiangsu, Zhejiang, Anhui, Jiangxi, Shandong, Hubei, Shanxi, Gansu, Sichuan, Hebei and Guangdong. The Group's flight routes can reach to all provincial capital cities and key cities in the PRC; for the international route, the Group's flight routes network can reach international metropolitans such as Hong Kong, Macau, Taiwan, Japan, Korea and major well-known cities and travel destinations of Southeast Asia, Paris, London, Frankfurt, Rome, Moscow, Prague, Amsterdam, Madrid, St. Petersburg, Stockholm and Budapest in Europe; New York, Los Angeles, San Francisco, Chicago, Hawaii, Vancouver and Toronto in America; Sydney, Melbourne and Auckland in Oceania. In addition, the Group has increased the chances of interline transit through the cooperation with members within or outside the SkyTeam Airline Alliance, expanding the international flight layout, enhancing the cooperation centred at interline operations, code-sharing and interline transit with world famous aviation companies, such as Delta, AFK, Qantas and Japan Airlines in North America, Europe, Australia and Asia respectively.

4. Streamlined and Efficient Fleet Structure

The Group has always strived on updating and optimizing the fleet structure, practising the concept of green development, introducing new aircraft continually, and retiring out model aircraft. As at the end of 2019, the Group's average fleet age was 6.4 years, ranking among the top in the world, thereby becomes one of the biggest aviation companies equipped with the most streamlined and the most efficient fleet among the world's large airline companies. The Group mainly introduces long-haul B777 series aircraft in trans-Pacific routes; mid-to-long-haul A350 series, B787 series wide-body aircraft and A330 series aircraft in China-Europe routes, China-Australia and domestic business routes; A320 series and B737 series aircraft in domestic and surrounding countries and regions route, enhancing the matching level between fleet model and route, transportation capacity and market.

5. Informatization Leads to the Continual Enhancement of Operational Management and the Ability of Reform and Innovation

The Group focused on the "Internetization" strategy and established the "IT-leading" business philosophy to deeply integrate IT and business and gradually establish smart aviation with intelligent marketing services, intelligent management and control of business operation and intelligent corporate governance as its core elements.

In 2019, with the help of advanced technologies such as 5G and AI, the Group assisted in the construction of the Shanghai Pudong International Airport hub, and made every effort to ensure the smooth commencement of operation of Beijing Daxing International Airport, driving the Group to improve operational safety and efficiency. The Group promoted the construction of a new generation of operation control systems to ensure the safety of production and operation; improved the basic system support for marketing and service management, obtaining the highest level 4 certification from IATA for its construction of new distribution capability (NDC); rebuilt the in-flight WiFi operation management platform, equipped with technical support capabilities for commercial in-flight online product sales; realized payment system with customer experience that is basically consistent online and offline, domestic and overseas and in-flight and off-flight, and improved payment success rate; and created new products and new experience, introducing services such as face recognition check-in and silent VIP rooms.

33

Review of Operations and
Management's Discussion and Analysis

6. **A Brand with Strong Scent of Oriental and Quality Services**

The Group has upheld the strategic objective of "providing world-class services" and continuously improved service quality, optimized customer experiences and built a "quiet, relieved and comfortable" service system to create a "warm" cabin; and has implemented catering service safety requirements and innovated and improved catering products to achieve accurate positioning of services.

The Company is committed to promoting related work such as brand image management, communications and promotion and brand maintenance. The Company has given full play to the advantages of new media and promoted integrated communication. A number of self-operated platforms have been honored as the most influential new media accounts of central enterprises. The Group ensured the second China International Import Expo with a high standard, demonstrated the brand image of central enterprises with corporate practice. The Group has actively participated in the construction of the "Belt and Road", built a route hub network in line with the "Aerial Silk Road", made new expansions in the Aerial Silk Road, and is committed to building a world-class brand with global influence.

7. **High Quality Customer Cluster and Outstanding Partners**

The Group has always maintained a good safety record and good service standards, and the loyalty of its passengers has continued to rise. The number of frequent flyer members of "Eastern Miles" reached 42.68 million, and the number of active group customers reached 4,668.

In the industry, facing well-known international aviation companies, the Group has established a more stable and close comprehensive strategic cooperation relationship with Delta and AFK through capital and business cooperation, building a golden triangle of air transportation connecting Asia, North America and Europe. The Group's cooperation with Qantas and Japan Airlines in capacity allocation and joint marketing has also become more extensive and in-depth. In the domestic aviation industry, Juneyao Airlines is a representative of outstanding private airlines, and is also based in Shanghai. Through carrying out strategic cooperation using the "equity + business" model, the Group and Juneyao Airlines aim to enhance market influence at the main base in Shanghai.

In the upstream and downstream of the aviation industry chain, the Group has actively explored brand cooperation with world-renowned companies. Through capital cooperation, the Group established "Airline + Internet" cooperation model with Ctrip to realize the technical connection of auxiliary products such as brand freight. The Group intensified strategic cooperation with Shanghai Disneyland Resort, actively built the special marketing area on the official website and continuously launched the "Flight Ticket + Hotels + Tourist Spot Ticket" travel package products; and commenced cross-field cooperation with renowned enterprises such as China UnionPay and HSBC to carry out joint marketing activities and achieve resource sharing.

Competitive Landscape and Development Trend of the Industry

Since the "13th Five-Year" period, China has promoted new strategies in respect of opening up and regional development such as the "Belt and Road" initiative, the Beijing-Tianjin-Hebei integration strategy, the Guangdong-Hong Kong-Macao Greater Bay Area development plan, the Yangtze River Delta integration strategy, the Yangtze River Delta economic zone. Disposable income per capita continued to rise; the civil aviation industry maintained a good safety record; air transportation maintained rapid growth; infrastructure support capabilities continued to enhance; flight punctuality rate improved substantially; the pace of science and education construction of civil aviation speeded up; and the deepening of industry reform was fully promoted.

At present, China's civil aviation industry has formed a competitive landscape dominated by three major airlines, namely the Company, Air China Limited and China Southern Airlines Co., Ltd., with multiple airlines co-existing. According to the report of the CAAC, as at the end of 2019, there were 62 domestic civil aviation transportation companies, with a fleet size of 3,818 aircraft and about 5,155 domestic and international routes.

34 China Eastern Airlines Corporation Limited | 2019 Annual Report

Review of Operations and
Management's Discussion and Analysis

The way of competition and cooperation of the domestic and international aviation transportation industry has continued to evolve, and the competition in the Asia-Pacific aviation market has become increasingly fierce. In terms of short-to-mid-haul routes, the fast-growing low-cost airlines actively seized market share. Japan and South Korea's high-yield markets have opened up air freedoms, and the competition in regional market will become more intense. Facing the global economic downturn as well as external uncertainties, there will be impact on the demand of the air passenger and cargo markets, and will also cause wide fluctuations in oil prices and increase fluctuations in RMB exchange rate.

In early 2020, the outbreak of COVID-19 increased downward pressure on the global economy, and the global aviation industry is facing severe challenges. With the introduction of travel restrictions in many countries, the demand and willingness of passengers to travel have been greatly reduced. The flight capacity of global airlines has been significantly reduced, and some airlines are facing survival crisis. As at the date of this report, there are still great uncertainties in terms of the duration of the epidemic around the world, which may amplify and extend the impact on the recovery of travel demand. COVID-19 may catalyze new changes in the landscape of the global aviation transportation industry.

Development Strategy

The Group adheres to its principle of deepening its comprehensive reforms, led by globalization and internet-based development, centering at transformation and development, brand establishment, ability enhancement, strives to realize the development objective of "Establishing a World-Class and Happy CEA". The Group further implements the five main strategies "Hub Networking, Cost Controlling, Brand Building, Fine Management and Digitize", fully utilizing the internet thinking, operational ideology of customers and analysis method of mega data, enhancing customer's experiences and fostering the transformation from traditional aviation transportation corporate to modern aviation integrated services provider.

RISK ANALYSIS

1. Macro-economic Risk

The aviation transportation industry is closely related to the macro-economic environment. The civil aviation transportation industry is more sensitive to the macro-economic climate, which directly affects the development of economic activities, disposable income of residents and changes in the amount of import and export activities. These factors will in turn affect the demand for passenger and cargo services. Meanwhile, the scale of the international airline transportation operations of the Group is relatively large and the international marco-economic situation will significantly affect the demand for the Group's passenger and cargo services. If there is a decline in domestic and international macro-economic climate or a further intensification of strained trade relations, the Group's results on operations and financial condition may be adversely affected.

The Group paid close attention to the changes in international and national macro-economic conditions and proactively capitalized on the opportunities derived from the national strategies of the integrated development of Beijing-Tianjin-Hebei region and Yangtze River Delta region and "Belt and Road Initiative", the operation of Beijing Daxing International Airport and the opening of the Satellite Terminal S1 of Pudong to optimize allocation of flight capacity, production structure and marketing and sales, in order to achieve favorable results of operations.

2. Policy and Regulation Risk

The aviation transportation industry is relatively sensitive to policies and regulations. Changes in domestic and foreign economic environment and the continuous development of the civil aviation industry could result in the relevant laws and regulations and industry policies being adjusted accordingly. Such changes may, to a certain extent, result in uncertainties in the future business development and operating results of the Group.

35

Review of Operations and
Management's Discussion and Analysis

With respect to industrial policies and regulations, the Group played an active role in various discussions concerning formulation and refinement, and considered the latest changes so as to seize the development opportunities arising from such updates and prudently respond to the uncertainties arising from the changes in policies and regulations.

3. **Flight Safety Risk**

Flight safety is the pre-condition and foundation for airlines to maintain normal operations and good reputation. Bad weather, mechanical failure, human errors, aircraft and equipment irregularities or failures and other force majeure events may have an adverse effect on the flight safety of the Group.

The Group regularly convened flight safety meetings, analyzed and reported on the Group's flight status in a timely manner and planned for flight safety management. Through the strengthening of safety responsibilities and the establishment of work style, and the commencement of effective evaluation on safety management system, the Group established effective measures such as the comprehensive flight training control mechanism to enhance its capabilities of preventing flight safety risks and to ensure the Group's continuous safe operations.

4. **Terrorist Attack Risk**

International and national terrorist attacks targeting aircraft and airports not only directly threatens flight safety, aviation security, operational safety and the safety of overseas institutions and employees, but also brings about on-going adverse impact on the outbound tourism demand for places where terrorist attacks have taken place as their starting point, transfer correspondence and destination.

The Group established a sound aviation security regulations standard system to enhance the Group's practical ability of aviation anti-terrorism, anti-hijacking, anti-aircraft bombing, attack prevention and destruction prevention. The Group enhanced aviation security team's service quality, which would in turn improve their responsiveness in handling emergencies. The initiation of establishment of the aviation security information system enhanced the quality of aviation security informationalization.

5. **Core Resources Risk**

The rapid growth in the industry has caused competition among airlines for core human resources (such as management personnel in key positions and professional technical staff), air traffic rights resources and time slot resources. If the core resources reserve of the Group is not sufficient to match with the rapid expansion of the Group's operational scale, the business and operation of the Group may be adversely affected.

The Group promoted the building of corporate culture of "Love at CEA" and further improved its incentive scheme for core technical staff. The Group proactively developed a core back-up workforce through providing training programs to a pool of multitier back-up management personnel and launching of core technical staff recruitment plan. Meanwhile, the Group proactively coordinated with the industry regulators with respect to air traffic rights and time slot resources, and proactively participating in the market competition for time slot resources.

6. **Competition Risk**

With the liberalisation of the domestic aviation market, development of low-cost airlines and the leading international airlines' increasing addition of flight capacity in the China market, future competition in the domestic and overseas aviation transportation industries may intensify and may bring uncertainties to the Group's resources of air traffic rights and time slots, ticket price levels and market shares, and the results of operations of the Group may be adversely affected accordingly.

There is a certain level of overlap between the use of railway transportation, highway transportation, ship transportation and air transportation in certain markets. As the impact from railway, highway and ship transportation on the domestic civil aviation market has become normalised and internet-based, certain routes of the Group will experience greater competitive pressure.

36 China Eastern Airlines Corporation Limited | 2019 Annual Report

Review of Operations and
Management's Discussion and Analysis

The Group actively responded to the industry competition, strove for additions of air traffic rights and time slot resources in hub markets and core markets to steadily increase the aircraft utilization rate and market share in the key markets, so as to consolidate and expand market share in the four major hubs and core markets. Leveraging on the SkyTeam Airline Alliance platform, the Group enhanced its strategic cooperation with Delta and AFK, and strengthened the cooperation with non-member airlines of the SkyTeam Airline Alliance such as Qantas to develop a highly efficient and convenient flight network which covered the whole of China and connected to the whole world.

Under the impact of other means of transportation, the Group focused on the four major hubs and core and key markets, refined its route network, reinforced complete access to the network and the sale of international interline transit products, provided quiet, reassuring and comfortable cabin services, optimized on-board catering standards, actively developed and maintained the Group's customers and frequent flyer groups to take advantages from aviation service brands. Also, the Group focused on the flight punctuality rate to improve fine operations, in order to capitalize on the speed advantage of aviation transportation.

7. Risk Associated with the Fluctuation of Jet Fuel Prices

Jet fuel is one of the major expenses of airlines. Significant fluctuations of international oil prices will significantly impact jet fuel prices and the Group's revenue from fuel surcharge and accordingly, the Group's results of operations.

In 2019, setting aside the adjustment in factors such as fuel surcharge, if the average price of jet fuel had increased or decreased by 5%, jet fuel costs of the Group would have increased or decreased by approximately RMB1,710 million.

The Group optimized its flight capacity allocation and the production structure, strengthened its marketing efforts to actively boost the level of its passenger load factor and unit revenue. In order to hedge the risk of jet fuel price fluctuation, the Board authorized the Company to make a prudent decision on whether and how to conduct aviation fuel hedging activities. The Company has designated a special working group to closely track and analyze the trend of oil prices. In 2019, the Company has not conducted aviation fuel hedging activities.

8. Exchange Rate Fluctuation Risk

As the Group's foreign currency liabilities are mainly USD-denominated, if the exchange rate of USD against RMB fluctuates significantly, USD-denominated liabilities will generate a large amount of foreign exchange loss/gain, which will directly affect the Group's profit for that period and result in greater impact on the Group's operating results.

As at 31 December 2019, if USD had strengthened or weakened by 1% against RMB with all other variables held constant, the effect on the Group's net profit and other comprehensive income would have been as follows:

Unit: RMB million

	Effect on net profit		Effect on other comprehensive income	
	Appreciation	Depreciation	Appreciation	Depreciation
USD exchange rates	-328	328	41	-41

In 2019, the Group expanded its financing channels by means of issuing super short-term debentures and acquiring RMB borrowings to bring in RMB financing, and proactively optimized the mix of currency denomination of the Group's debts.

In the future, the Group will further reinforce its research and judgement on the foreign exchange market, expand the variety of its financing instruments such as RMB and improve the Group's debts and currency structure in order to minimize the adverse impacts arising from exchange rate fluctuations on the Group's operations.

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Review of Operations and
Management's Discussion and Analysis

9. Interest Rate Fluctuation Risk

The majority of the Group's liabilities are attributable to USD-denominated liabilities and RMB-denominated liabilities generated from introduction of aircraft, engines and aviation equipment. The adjustment in interest rates of USD and RMB may cause changes in the borrowing costs of the Group's existing loans that carry floating interest rates, as well as future finance costs, which in turn may affect the Group's finance costs.

As at 31 December 2019, assuming all other variables remain constant, if the interest rate had increased or decreased by 25 basis points, the effect on the Group's net profit and other comprehensive income would have been as follows:

Unit: RMB million

	Effect on net profit		Effect on other comprehensive income	
	Increase	Decrease	Increase	Decrease
Floating rate instruments	-98	98	12	-12

The Group intends to launch transactions in derivatives to further optimise the proportion of floating-rate debts to the USD-denominated debts in the future. At the same time, the Group will actively grasp the timing of issuance of super short-term debentures and corporate bonds to minimise RMB finance costs.

10. Information Technology Safety Risk

The development of all businesses in the Group's operational process is closely related to the information network system which imposes new requirements on traditional management and work processes of the Group. If there are any design discrepancies, operational default or interruption in the network information system of the Group and inadequate legal compliance training and education for internal staff, or if it experiences external network attacks, the Group's business and operations may be affected or leakage of customers' data may be resulted. The occurrence of any of the foregoing may have an adverse effect on the brand image of the Group. Constant upgrading of information systems will impose new challenges to the Group's development.

In order to address the risks imposed by rapidly developing technologies, the Group has initiated information technology safety projects, appointed a "data protection officer" in response to the implementation of the EU GDPR regulations, adopted defense-in-depth and key protection strategies, worked with external authorities and strategically cooperated with well-known security vendors. The Group has upgraded its customer privacy terms of online channels, investigated risks on third-party platforms, and strengthened passenger information protection firewalls. The Group has promoted its work on the construction of the Xi'an data centre and disaster backup facility centre and the construction of a globalized basic assurance and service system.

11. Development and Transformation Risk

While the Group expands to new international markets, carries out external investments, mergers and acquisitions projects and adjusts the structure of its existing businesses and assets, it may face risks including business decision making, laws, management and competition risks which may affect the results of implementing the development strategies of the Group.

During the process of transformation, the Group explores the e-commerce market to reduce aviation operation costs and innovative asset management methods, and adjusts the structure of its existing businesses and assets, with new requirements for the overall operating management abilities of the Group. Some of the Group's transforming projects or adjusted businesses may be unable to achieve expected goals.

38 China Eastern Airlines Corporation Limited | 2019 Annual Report

Review of Operations and
Management's Discussion and Analysis

The Group has been making improvements to the whole process of monitoring and management system of foreign investment and will enhance the research and substantiation of projects, strictly supervise various investment activities and refine the risk management mechanism through conducting due diligence and asset valuation during the process of expansion into the new international markets, external investment and acquisition and mergers, and adjustments to the structure of its existing businesses and assets.

12. **Suppliers Risk**

The aviation transportation industry requires advanced technology and high operating costs. There are limited available suppliers in respect of key operating resources including aircraft, engines, flight spare parts, jet fuel and information technology services. Airlines generally obtain operating resources through centralized purchases to reduce operating costs. If the Group's major suppliers, main sales channels operators and major customers are adversely affected, this may have an adverse impact on the business and operations of the Group.

The Group has been focusing on the suppliers who are closely related to the Group's production and operation, while the supplier management team analyzed the contractual performance of suppliers and conducted assessment on suppliers regularly. The Group paid close attention to the changing market conditions of the types of material highly relevant to its production and operation, whereas the collection and analysis of the fluctuations in price was conducted by the Group's procurement department.

13. **Securities Market Fluctuations Risks**

The Company's share price is not only dependent on the Group's current results and projection for future operations, but also on factors including policy environment, macro-economy, flow of market capital and investor sentiment etc. The Company's share price may be subject to significant changes due to the aforementioned factors, which may directly or indirectly result in loss to the investors, which in turn will affect the Group's capital operations and implementation of projects.

The Group continued to enhance its corporate governance standards, fulfill its obligations of information disclosure, improve its management ability and strive for outstanding operating results. In the meantime, the Group strengthened the communication between the capital markets and various investors, paid close attention to the Company's share price performance and media coverage and gave timely response to the market.

14. **Other Force Majeure and Unforeseeable Risks**

The aviation transportation industry is highly sensitive to external factors. Natural disasters, public health emergencies and the navigational or personnel restrictions imposed by the countries concerned arising from it, geopolitical and political instability around the globe and regional situation of the markets in which the Group's main business operates may affect market demand and the normal operation of airlines. Flight suspension, decrease in passenger capacity and income, as well as increase in safety and insurance costs may adversely affect the business and operations of the Group.

Operating Revenues

In 2019, the Group's passenger revenue amounted to RMB110,416 million, representing an increase of 5.85% from the same period last year, and accounted for 96.65% of the Group's traffic revenue. The passenger traffic volume was 221,779.11 million passenger-kilometres, representing an increase of 10.07% from last year.

The passenger revenue of domestic routes amounted to RMB72,764 million, representing an increase of 6.04% from last year, and accounted for 65.90% of the passenger revenue. The passenger traffic volume was 142,921.41 million passenger-kilometres, representing an increase of 10.87% from last year.

The passenger revenue of international routes amounted to RMB33,966 million, representing an increase of 6.58% from last year, and accounted for 30.76% of the passenger revenue. The passenger traffic volume was 73,811.75 million passenger-kilometres, representing an increase of 9.69% from last year.

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Review of Operations and
Management's Discussion and Analysis

The passenger revenue of regional routes amounted to RMB3,686 million, representing a decrease of 3.53% from last year, and accounted for 3.34% of the passenger revenue. The passenger traffic volume was 5,045.95 million passenger-kilometres, representing a decrease of 4.60% from last year.

In 2019, the Group's cargo and mail traffic revenues amounted to RMB3,826 million, representing an increase of 5.49% from last year, and accounted for 3.35% of the Group's traffic revenue. The cargo and mail traffic volume was 2,971.40 million tonne-kilometres, representing an increase of 14.80% from last year.

In 2019, the Group's other revenue amounted to RMB6,744 million, representing a decrease of 8.14% from last year.

Operating Expenses

In 2019, the Group's total operating expenses was RMB118,107 million, representing an increase of 4.93% from last year. Under the influence of further expansion of the Group's operational scale and the rapid growth in the passenger traffic volume and the number of passengers carried, the Group's various costs such as aircraft take-off and landing costs, catering, depreciation and amortisation increased from last year. Analysis of the changes in items under operating costs of the Group is set out as follows:

In 2019, under the influence of further expansion of the Group's operational scale and the growth in the passenger traffic volume and the number of passengers carried, the Group's major costs such as aircraft fuel cost, remuneration and take-off and landing charges increased from last year.

Aircraft fuel costs accounted for the most substantial part of the Group's operating expenses. In 2019, the Group's total aircraft fuel cost was RMB34,191 million, representing an increase of 1.52% from last year, and was mainly due to an increase in the Group's volume of refueling of 6.80% from last year, leading to an increase in aircraft fuel costs by RMB2,289 million. The average price of fuel decreased by 4.94% from last year, with the aircraft fuel costs decreased by RMB1,778 million.

In 2019, the Group's take-off and landing charges amounted to RMB16,457 million, representing an increase of 10.35% from last year, and its catering supply expenses amounted to RMB3,667 million, representing an increase of 8.39% from last year, and was primarily due to the expansion of the Group's operational scale and the growth in the number of take-off and landing flight and passenger transportation volume.

In 2019, the Group's depreciation and amortisation amounted to RMB22,080 million, representing an increase of 44.19% from last year, and was primarily due to the effect arising from the adoption of IFRS 16 *Leases*.

In 2019, the Group's wages, salaries and benefits amounted to RMB24,152 million, representing an increase of 9.12% from last year, and was primarily due to relevant increase in the remuneration as the result of the expansion of the Group's operational scale, the appropriately increase in the number of operation support staff and the growth in the flight hours.

In 2019, the Group's selling and marketing expenses amounted to RMB4,134 million, representing an increase of 8.59% from last year, and was primarily due to the increase in the Group's business volume followed by an increase in sales expenses.

In 2019, the Group's ground service and other expenses amounted to RMB2,476 million, representing a decrease of 12.97% from last year, and was primarily due the disposal of 65% of equity interests of Shanghai Airlines Tours, a subsidiary of the Group, resulting in the decrease in other business expenses accordingly.

In 2019, the Group's indirect operating expenses amounted to RMB5,113 million, remaining the same as last year.

Other operating income and gains

In 2019, the Group's other operating income amounted to RMB7,202 million, representing an increase of 9.25% from last year, and was primarily due to the increase in the revenue of co-operation routes.

40 China Eastern Airlines Corporation Limited | 2019 Annual Report

Review of Operations and
Management's Discussion and Analysis

Finance Income/Costs

In 2019, the Group's finance income was RMB96 million, representing a decrease of 12.73% from the same period last year. Finance costs amounted to RMB6,160 million, representing an increase of 6.81% from the same period last year, and was primarily due to the adoption of IFRS 16 *Leases* by the Group since 1 January 2019, resulting in the increase in interest expenses relating to lease liabilities, and meanwhile, exchange losses in 2019 decreased by RMB1,050 million as compared to 2018.

Profit

Net profit attributable to equity holders of the Company in 2019 was RMB3,192 million, representing an increase of 18.31% from the same period last year. The earnings per share attributable to the equity holders of the Company were RMB0.21.

Liquidity and Capital Structure

As at 31 December 2019, the Group had total assets of RMB285,185 million, representing an increase of 19.32% from 31 December 2018. Its debt ratio was 74.53%, representing a 0.3 percentage point increase from 31 December 2018.

In particular, the Group's total current assets amounted to RMB19,743 million, accounted for 6.92% of the total assets and represented an increase of 23.92% from 31 December 2018. The Group's non-current assets amounted to RMB265,442 million, accounted for 93.08% of the total assets and represented an increase of 18.99% from 31 December 2018.

As at 31 December 2019, the Group had total liabilities of RMB212,539 million, comprising current liabilities of RMB78,363 million which accounted for 36.87% of total liabilities, and non-current liabilities of RMB134,176 million which accounted for 63.13% of total liabilities.

Among the current liabilities, interest-bearing liabilities (short-term bank borrowings, super short-term debentures, long-term bank borrowings due within one year, bonds payable due within one year and lease liabilities due within one year) amounted to RMB40,818 million, representing an increase of 5.67% from 31 December 2018.

Among the non-current liabilities, interest-bearing liabilities (long-term bank borrowings, bonds payable and lease liabilities) amounted to RMB121,329 million, representing an increase of 29.14% from 31 December 2018.

As at 31 December 2019, the breakdown of the Group's interest-bearing obligations by currencies is as follows:

Unit: RMB million

	RMB equivalent				
	2019		2018		
		Percentage		Percentage	Movement
Currency	Amount	(%)	Amount	(%)	(%)
USD	46,542	28.70	28,515	21.51	63.22
RMB	103,822	64.03	92,497	69.77	12.24
Others	11,783	7.27	11,567	8.72	1.87
Total	162,147	100	132,579	100	22.30

As at 31 December 2019, the Group's interest-bearing liabilities included long-term and short-term bank borrowings, bonds payable and super short-term debentures equivalent to RMB51,872 million, representing a decrease of 5.95% from RMB55,152 million as at 31 December 2018. The breakdown by currencies is as follows:

Unit: RMB million

	RMB equivalent		
			Movement
Currency	2019	2018	(%)
USD	870	3,139	-72.28
SGD	2,587	2,503	3.36
EUR	3,073	3,566	-13.83
KRW	1,810	1,072	68.84
RMB	40,327	41,778	-3.47
JPY	3,205	3,094	3.59
Total	51,872	55,152	-5.95

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Review of Operations and
Management's Discussion and Analysis

As at 31 December 2019, the Group's interest-bearing liabilities included lease liabilities equivalent to RMB110,275 million, representing an increase of 42.42% from RMB77,427 million as at 31 December 2018. The breakdown by currencies is as follows:

Unit: RMB million

	RMB equivalent		
Currency	2019	2018	Movement (%)
USD	45,672	25,376	79.98
SGD	392	514	-23.74
JPY	183	226	-19.03
HKD	486	592	-17.91
RMB	63,496	50,719	25.19
Others	46	—	100.00
Total	110,275	77,427	42.42

Interest Rate Fluctuation

The Group's total interest-bearing liabilities (including long-term and short-term bank borrowings, lease liabilities, bonds payable and super short-term debentures) as at 31 December 2019 and 31 December 2018 were equivalent to RMB162,147 million and RMB132,579 million, respectively, of which short-term liabilities accounted for 25.17% and 29.14%, respectively. Part of the interest-bearing liabilities were liabilities with floating interest rates. Both the short-term liabilities and interest-bearing liabilities were affected by fluctuations in current market interest rates.

The Group's interest-bearing liabilities were primarily denominated in USD and RMB. As at 31 December 2019 and 31 December 2018, the Group's interest-bearing liabilities denominated in USD accounted for 28.70% and 21.51% of total liabilities, respectively, while interest-bearing liabilities denominated in RMB accounted for 64.03% and 69.77% of total interest-bearing liabilities, respectively. Fluctuations in the USD and RMB interest rates have and will continue to have significant impact on the Group's finance costs. As at 31 December 2018, the outstanding interest rate swap contracts held by the Group amounted to a notional principal amount of approximately USD1,102 million, of which USD888 million as at 31 December 2019 will expire within five years.

Exchange Rate Fluctuation

As at 31 December 2019, the Group's total interest-bearing liabilities denominated in foreign currencies amounted to RMB58,325 million, of which USD liabilities accounted for 79.80% of the liabilities. Therefore, a significant fluctuation in the exchange rates will subject the Group to significant foreign exchange loss or gain arising from the exchange of foreign currency denominated liabilities, which affects the profitability and development of the Group. The Group typically uses hedging contracts for foreign currencies to reduce the foreign exchange risks for capital expenditures paid in foreign currencies. As at 31 December 2018, the outstanding foreign currency hedging contracts held by the Group amounted to a notional principal amount of USD655 million, of which USD776 million as at 31 December 2019 will expire within one year.

In 2018, the Group's net exchange loss amounted to RMB2,040 million. In 2019, the Group's net exchange loss amounted to RMB990 million, representing a decrease of 51.47% from last year.

42 China Eastern Airlines Corporation Limited | 2019 Annual Report

Review of Operations and
Management's Discussion and Analysis

Analysis on Investment

1. Significant equity investments

Significant equity investments set out in this section are not the significant investments set out in paragraph 32(4A) of Appendix 16 to the Hong Kong Listing Rules.

(1) Investment in securities

Type of securities	Stock code	Stock abbreviation	Initial investment (RMB)	Shareholdings (share)	Closing book value at the end of the Reporting Period (RMB)	Percentage of total investment at the end of the Reporting Period (%)	Profit and loss during the Reporting Period (RMB)
Share	00696	TravelSky	18,503,000	29,055,000	495,031,408	80.34	–
Share	600000	Pudong Development Bank	122,144,004	9,790,691	121,110,848	19.66	25,162,076
Other securities investments held at the end of the Reporting Period			/	/	/	/	
Profit and loss on securities investments sold during the Reporting Period			/	/	/	/	/
Total			140,647,004	/	616,142,256	100.00	25,162,076

(2) Equity held in unlisted financial enterprises

Unit: RMB'000

Name of investee	Initial amount of investment	Number of shares held (shares)	Percentage of equity in the company	Carrying amount at the end of the Reporting Period	Profit or loss during the Reporting Period	Change in owner's equity during the Reporting Period	Accounting item	Source of share
Eastern Air Group Finance Co., Ltd.	486,902	–	25%	627,800	28,587	-31,706	Investment in associates	Investment
Total	486,902	–	25%	627,800	28,587	-31,706	/	/

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Review of Operations and
Management's Discussion and Analysis

2. Explanation of changes in assets measured at fair value and major asset measurement attributes

Unit: RMB'000

Item name	Balance at the beginning of the Reporting Period	Balance at the end of the Reporting Period	Change for the period	Profit for the period
Interest rate swap contracts	222,839	17,660	-205,179	51,043
Forward foreign exchange contracts	-29,135	29,691	58,826	88,763
Total	193,704	47,351	-146,353	139,806

3. Analysis on major subsidiaries

Unit: RMB million

Name of subsidiaries	Revenue	Year-on-year increase (%)	Net profit	Year-on-year increase (%)	Total assets	Net assets	Gearing ratio (%)
Eastern Air Jiangsu	9,774	4.95	308	0.98	13,736	3,860	71.90
Eastern Air Wuhan	4,743	4.04	319	45.66	8,288	3,780	54.39
Eastern Air Yunnan	11,634	10.56	524	54.12	19,785	7,302	63.09
Shanghai Airlines	13,293	-5.29	-86	-114.33	28,849	1,537	94.67
China United Airlines	5,657	-0.05	658	-25.40	16,643	4,594	72.40
Shanghai Flight Training	891	1.83	411	3.53	2,334	1,307	44.00
Eastern Technology	8,353	8.37	52	183.87	6,210	3,991	35.73

(1) **Eastern Air Jiangsu**

The Company's controlling subsidiary Eastern Air Jiangsu was established in 1993, with a registered capital of RMB2,000 million. In 2019, Eastern Air Jiangsu achieved revenue of RMB9,774 million, representing a 4.95% increase from last year. Its net profit achieved RMB308 million, representing a 0.98% increase from last year. Passenger traffic volume was 18,882.92 million passenger-kilometres, representing a 11.80% increase from last year. The passengers carried were 13,647,000 persons, representing a 7.38% increase from last year. As of the end of 2019, Eastern Air Jiangsu operated a total of 67 A320 series aircraft.

(2) **Eastern Air Wuhan**

The Company's controlling subsidiary Eastern Air Wuhan was established in 2002, with a registered capital of RMB1,750 million. In 2019, Eastern Air Wuhan achieved revenue of RMB4,743 million, representing a 4.04% increase from last year. Its net profit achieved RMB319 million, representing a 45.66% increase from last year. Passenger traffic volume was 7,885.8 million passenger-kilometres, representing a 13.71% increase from last year. The passengers carried were 6,777,400 persons, representing a 9.53% increase from last year. As of the end of 2019, Eastern Air Wuhan operated a total of 33 B737 series aircraft.

44 China Eastern Airlines Corporation Limited | 2019 Annual Report

Review of Operations and
Management's Discussion and Analysis

(3) **Eastern Air Yunnan**

The Company's controlling subsidiary Eastern Air Yunnan was established in 2010, with a registered capital of RMB3,662 million. In 2019, Eastern Air Yunnan achieved revenue of RMB11,634 million, representing 10.56% increase from last year. Its net profit achieved RMB524 million, representing a 54.12% increase from last year. Passenger traffic volume was 19,701.39 million passenger-kilometres, representing a 14.39% increase from last year. The passengers carried were 14,722,300 persons, representing a 9.96% increase from last year. As of the end of 2019, Eastern Air Yunnan operated 83 B787-9 and B737 series aircraft in aggregate.

(4) **Shanghai Airlines**

The Company's wholly-owned subsidiary Shanghai Airlines was established in 2010, with a registered capital of RMB500 million. In 2019, Shanghai Airlines achieved revenue of RMB13,293 million, representing a 5.29% decrease from last year; generating a loss of RMB86 million, representing a 114.33% decrease from last year. Passenger traffic volume was 23,452.14 million passenger-kilometres, representing a 5.39% decrease from last year. The passengers carried were 16,256,000 persons, representing a 5.39% decrease from the previous year. As of the end of 2019, Shanghai Airlines operated 105 B787-9, A330 series and B737 series aircraft in aggregate.

(5) **China United Airlines**

The Company's wholly-owned low-cost airline China United Airlines was established in 1984, with a registered capital of RMB1,320 million. In 2019, China United Airlines achieved revenue of RMB5,657 million, representing a 0.05% decrease from last year. Its net profit achieved RMB658 million, representing a 25.40% decrease from last year. Passenger traffic volume was 11,435.63 million passenger-kilometres, representing a 11.68% increase from last year. The passengers carried were 9,176,500 persons, representing a 10.54% increase from the previous year. As of the end of 2019, China United Airlines operated a total of 53 B737 series aircraft.

Pledges on Assets and Contingent Liabilities

As at 31 December 2018, the value of the Group's assets used to secure certain bank loans was RMB11,752 million. As at 31 December 2019, the value of the Group's assets used to secure certain bank loans was RMB10,819 million, representing a year-on-year decrease of 7.94%.

As at 31 December 2019, the Group had no significant contingent liabilities.

Capital Expenditure

Introduction of Aircraft and Related Equipment and Financing Plan

(1) **Fund distribution for introduction of aircraft and related equipment during the Reporting Period**

In 2019, the Group has met the needs of the introduction of aircraft and related equipment through operating income, existing bank credit limit, bank loans, leasing arrangements and other external financing methods. The Group introduced 43 aircraft through self-purchase, financial leasing, operating lease or sale-leaseback.

(2) **Capital expenditure plan of aircraft and related equipment in the coming 3 years**

According to the agreements that have been entered into in relation to aircraft and engines, as at 31 December 2019, the Group expected its future capital expenditures on aircraft and engines to be approximately RMB47,822 million in total, including the expected capital expenditure of approximately RMB18,388 million, RMB12,442 million and RMB11,956 million for each year from 2020 to 2022, respectively.

The capital requirements of the Group may vary due to factors such as entering into new purchase contracts for aircraft, engines and other flight equipment, amendments to the original contracts and changes in price index.

(3) **The maintenance policy, expenses and depreciation costs of aircraft**

In 2019, the repair cost of aircraft of the Group was RMB3.380 billion and depreciation cost of aircraft and engine was RMB19.704 billion.

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Review of Operations and
Management's Discussion and Analysis

For details of the Group's aircraft maintenance policy, please refer to "Maintenance and overhaul costs" in "2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES" in the notes to the financial statements prepared by the Company in accordance with International Financial Reporting Standards.

Material Asset Impairment

The Company has not recorded any material asset impairment during 2019.

Route Network

In 2019, the Company launched new routes mainly including routes from Shanghai to Budapest, Shanghai via Chengdu to Budapest, Xi'an to Dubai, Qingdao to Paris, Qingdao to Dubai, etc., and increased the frequency of routes from Shanghai to London Gatwick, Kunming via Hefei to Weihai, Jinan to Yuncheng, Qingdao via Luliang to Lanzhou, Qingdao to Tokyo, Nanchang to Osaka and Nanchang to Shizuoka.

In 2020, the Company plans to launch new long-haul routes including routes from Beijing Daxing to Paris and Beijing Daxing to Moscow, and increase the frequency of current routes from Shanghai Pudong to Paris and Beijing Daxing to Hong Kong. Subsequently, the Company will combine the development and changes in situation as a result of the novel coronavirus (COVID-19) epidemic to strengthen the analysis and judgment of market demand and prudently evaluate the timing of launching routes.

Human Resources

As at 31 December 2019, the Group had 81,136 employees, the majority of whom were located in the PRC. The wages of the Group's employees generally consisted of basic salaries and performance bonuses. The Group was not involved in any major labour disputes with its employees, nor did it experience any significant turnover of employees or encounter any significant difficulties in recruiting new employees.

Total number of staff	81,136
Number of staff of the Company	46,040
Number of staff of major subsidiaries	35,096
Number of retired staff whose expenses are committed by the Company and major subsidiaries	7,645

Composition of professionals

Category of Professionals	Number of Professionals
Pilots	8,284
Flight attendants and other aircrew	21,673
Maintenance personnel	12,960
Ground services and others	27,567
Operation control	1,877
Information technology	1,116
Sales and marketing	4,009
Management	3,650
Total	**81,136**

Education level

Category of Education Level	Number of Staff
Master and above	2,460
Bachelor	36,227
Non-degree tertiary	29,328
Other	13,121
Total	**81,136**

Pilot training conditions and changes

In 2019, the Group added 304 new captains and 329 new deputy pilots. The annual average flight hours of captains were 901 hours and the annual average flight hours of deputy pilots were 834 hours.

46 China Eastern Airlines Corporation Limited | 2019 Annual Report

Review of Operations and
Management's Discussion and Analysis

Remuneration policies

In order to cater for the demand for the Group's strategic development, the Group improved the structure of its remuneration distribution system, optimized the protection and motivation effects of salaries, and reasonably protected the legal rights of the employees and the Group. According to the Labour Contract Law of the PRC and the relevant laws and regulations, the Group has established the work position and remuneration system, namely the Ground Crew work position and remuneration system and Flight-crew work position and remuneration system. The salaries of ground crew compose of basic salary, wage for seniority, position-points salary scheme, performance bonus, allowances and benefits. The salaries of flight-crew compose of basic salary, flight hour fees, flight benefits and other incentives.

Training program

- **Management Personnel Training**

  With "Achieving Mutual Development of Employees and the Company" as its objective, the Group aims to build a "world-class" talent team, strives to establish various platforms for its employees' growth and advocates and encourages its employees to establish their positions to achieve enhancement of work ability and self-worth.

  In 2019, the Group continued to commence domestic training for international strategy seminars and training for performance enhancement of safety management personnel. The Group completed according to plan the "Swallow Flies Eagle Wings" management talent team training program, the "Sailing Program", the "Spark Program" and the Lean Six Sigma Management black belt training program, and carried out rotation.

- **Core Technician Training**

  In order to cater for the international development demand of the Group's global route network and the enhancement of long-haul flight capability, the Group continuously introduced advanced aircraft models including A320NEO, A350-900 and B787-9 in recent years, and carried out all-round trainings for cabin, ground and maintenance personnel to ensure the safe operation of new aircraft models.

  Research Center, as a wholly-owned subsidiary of the Company, is responsible for cultivating high-skilled talents in the civil aviation industry and inheriting and promoting the spirit of civil aviation. In 2019, the Research Center developed various premium courses such as the "Essential Information on New Routes" and "TEM of 2020 CRM Crew Response Training", and was accredited with the qualification of flight dispatcher training institution. The Research Center has become the flight dispatcher training institution with the most comprehensive aircraft models, largest operation scale, most advanced facilities and equipment as well as the largest number of instructors in East China.

- **Backup Talents Training**

  The Group is committed to strengthening the establishment of talent team. The Group has opened up the channels for talent growth, accomplishments and success, implemented market-based compensation, established and improved the reserve talent training system with "Swallow Flies Eagle Wings" program as the focus and vigorously carried out the establishment of "Captain, Chief Attendant and Section Chief" teams at fundamental level. Through the construction and operation of Application Development Center, the Group has provided professional and diversified trainings for employees in different positions with different working patterns to enhance their business skills and management capabilities.

- **Enhancement of Learning Platform**

  The Group has managed training through research and development and driven research and development through business, explored research topics and projects in actual operation and vigorously promoted the implementation of results of research projects through technical cooperation, innovation and technology investment. Through the comprehensive analysis of the Group's safety operation and flight training, three research and analysis platforms for "Human, Fleet and Environment" in flight operations, i.e. the "Human" analysis platform for human factor in flight operation, the "Fleet" analysis platform for fleet maintenance and the "Environment" analysis platform for safe operational environment, have been established. The platforms form a set of mutually-enhanced closed-loop system research program.

47

Review of Operations and
Management's Discussion and Analysis

The Group has focused on developing a distance learning platform to integrate online and offline training resources, enlarged the scale of the teaching and research development team, strengthened training and teaching results and formed a comprehensive teaching model. The Group also has accelerated the transformation of training results of current training and research and development projects, steadily promoted the construction of the curriculum system, and comprehensively carried out training room projects and research and development of various kinds of training courses. By proactively collaborating with external scientific research institutes and first-class schools to develop school-enterprise cooperation, introducing external experts and scholars to effectively integrate high-end research and development resources, it has provided basic theoretical research support for science and innovation projects.

Critical Accounting Policies

Critical accounting policies are defined as those which reflect significant judgments and uncertainties and potentially result in materially different results under different assumptions and conditions.

The Group's audited consolidated financial statements have been prepared in accordance with IFRSs. The Group's principal accounting policies are set forth in Note 2.4 to our audited consolidated financial statements. IFRSs require the Group to adopt the accounting policies and make estimates that our Directors believe are most appropriate in the circumstances for the purposes of giving a true and fair view of our results and financial position. However, different policies, estimates and assumptions in critical areas could lead to materially different results. The critical accounting estimates and judgements made in the preparation of these financial statements are identified and set forth in Note 3 to our audited consolidated financial statements.

Taxation

The Company is subject to income tax at a rate of 25% (2018: 25%). Our effective tax rate, however, may be lower than the rate of 25% because certain subsidiaries were incorporated in jurisdictions where the applicable income tax rate is 16.5% or 15% rather than 25%. We had carried forward tax losses in respect of which deferred tax assets have not been recognised of approximately RMB217 million as at 31 December 2019 (2018: RMB267 million), which can be used to set off future taxable income between 2020 and 2024.

Enterprise Income Tax of Overseas Non-Resident Enterprises

In accordance with the relevant tax laws and regulations in the PRC, the Company is obliged to withhold and pay PRC enterprise income tax on behalf of non-resident enterprise shareholders at a tax rate of 10% when the Company distributes any dividends to non-resident enterprise shareholders. As such, any H shares of the Company which are not registered in the name(s) of individual(s) (which, for this purpose, includes shares registered in the name of HKSCC Nominees Limited, other nominees, trustees, or other organisations or groups) shall be deemed to be H shares held by non-resident enterprise shareholder(s), and the PRC enterprise income tax shall be withheld from any dividends payable thereon. Non-resident enterprise shareholders may wish to apply for a tax refund (if any) in accordance with the relevant requirements, such as tax agreements (arrangements), upon receipt of any dividends.

Individual Income Tax of Overseas Individual Shareholders

In accordance with the relevant tax laws and regulations in the PRC, when non-foreign investment companies of the mainland which are listed in Hong Kong distribute dividends to their shareholders, the individual shareholders in general will be subject to a withholding tax rate of 10% without making any application for the entitlement for the above-mentioned tax rate. However, the Company is a foreign investment company and, as confirmed by the relevant tax authorities, according to the Circular on Certain Issues Concerning the Policies of Individual Income Tax (Cai Shui Zi [1994] No. 020) (《關於個人所得稅若干政策問題的通知》(財稅字[1994]020號)) promulgated by the Ministry of Finance and the State Administration of Taxation on 13 May 1994, overseas individuals are, as an interim measure, exempted from the PRC individual income tax for dividends or bonuses received from foreign investment enterprises.

48 China Eastern Airlines Corporation Limited | 2019 Annual Report

Report of the Directors

The Board is pleased to present the audited financial report of the Group for the year ended 31 December 2019.

Group Results

Further discussion and analysis on the business of the Group for the year ended 31 December 2019, including a fair review of the business of the Group, description of the principal risks and uncertainties facing the Group and highlight of the Group's business development in the future is set out in Chairman's Statement from page 20 to 29 and Review of Operations and Management's Discussion and Analysis from page 30 to 48 of this report. Those discussion and analysis form part of this Report of the Directors.

The results of the Group for the year ended 31 December 2019 and the financial position of the Company and the Group as at that date, prepared in accordance with IFRSs and PRC Accounting Standards, are set out in the financial statements.

The geographical analysis of the Group's revenue from its business is as follows:

Revenue

	PRC Accounting Standards RMB million	IFRSs RMB million
Domestic	79,932	80,058
Regional (Hong Kong, Macau and Taiwan)	3,846	3,846
International	37,082	37,082
Total	120,860	120,986

Dividend

On 31 March 2020, the 2020 second regular meeting of the Board considered and approved the 2019 annual profit distribution proposal. The Board recommended the Company to distribute cash dividend of approximately RMB819 million for 2019. Based on the current total share capital of 16,379,509,203 shares of the Company, the cash dividend to be distributed per share is RMB0.050 (tax included). Payments are made in RMB to the shareholders of A shares and the equivalent amount of Hong Kong dollars will be paid to shareholders of H shares. The Company will pay the cash dividend to shareholders within two months from the date of the 2019 annual general meeting.

The retained profits of the Company will be used to supplement its daily working capital and repayment of debt. The utilization of such portion of capital will help the Company optimize its debt structure and ensure the daily business operation of the Company.

The independent non-executive Directors are of the view that the 2019 annual profit distribution proposal of the Board has comprehensively considered the returns to the Company's shareholders, profitability and capital requirements for future development. The review procedure of the Board to review on this matter was legal and effective. The above profit distribution proposal being made was compatible with the objective situation of the Company. The 2019 annual profit distribution proposal is in the interest of the Company and shareholders, in compliance with the "PRC Company Law", the "PRC Securities Law", the relevant laws and regulations of the China Securities Regulatory Commission and the Shanghai Stock Exchange, and the Articles, and is not prejudicial to the interests of investors, particularly the interests of small and medium shareholders. The independent non-executive Directors of the Company agreed to submit the 2019 profit distribution proposal to the 2019 annual general meeting of the Company for consideration.

49

Report of the Directors The aforesaid profit distribution proposal is subject to consideration and approval by the shareholders at the 2019 general meeting of the Company. To the best knowledge of the directors, none of the shareholders have waived or agreed to waive any dividend distribution arrangement. Dividend Policy The Company has formulated a comprehensive dividend policy and will implement it in accordance with the Articles and applicable laws and regulations. Pursuant to the Articles, the Company may distribute dividends by way of cash, shares, a combination of cash and shares, or in other reasonable manner in compliance with laws and regulations. Following the end of each fiscal year, the Board shall review the profit distribution plan and submit it to the general meeting for voting. If the profit distribution plan is approved by the general meeting, the Board shall complete the distribution within 2 months after the general meeting. Unless otherwise decided by the general meeting, the general meeting shall authorize the Board to distribute interim dividends. Proposal and implementation of cash dividends distribution by the Company shall be subject to the following conditions: (1) the Company records a profit for the year, and the auditor issues an unqualified audited report on the Company’s financial statements for that particular year; (2) the distributable profit (i.e. the after-tax profit of the Company after making up for losses, allocation to the statutory common reserve fund and discretionary common reserve fund) realized by the Company for the year is positive in value; (3) the Company has sufficient cash flow, and distribution of cash dividends will not affect the Company’s normal operation and sustainable development. Provided that the Company is in good operating condition and has sufficient cash flow to meet the needs for its normal operation and sustainable development, the Company will proactively distribute cash dividends in return to its shareholders, and the accumulated profit distribution made in cash by the Company in the latest three years shall not be less than 30% of the average annual distributable profit attributable to the owners of the parent company in the consolidated statements in the latest three years. In the event that the said payout ratio of cash dividends cannot be met due to special reasons, the Board may adjust the payout ratio of dividends according to actual circumstances and state the reasons therefor. For further details of the Company’s dividend policy, please refer to Chapter 16: Financial and Accounting Systems and Profit Distribution of the Articles. China Eastern Airlines Corporation Limited 2019 Annual Report 50Report of the Directors The aforesaid profit distribution proposal is subject to consideration and approval by the shareholders at the 2019 general meeting of the Company. To the best knowledge of the directors, none of the shareholders have waived or agreed to waive any dividend distribution arrangement. Dividend Policy The Company has formulated a comprehensive dividend policy and will implement it in accordance with the Articles and applicable laws and regulations. Pursuant to the Articles, the Company may distribute dividends by way of cash, shares, a combination of cash and shares, or in other reasonable manner in compliance with laws and regulations. Following the end of each fiscal year, the Board shall review the profit distribution plan and submit it to the general meeting for voting. If the profit distribution plan is approved by the general meeting, the Board shall complete the distribution within 2 months after the general meeting. Unless otherwise decided by the general meeting, the general meeting shall authorize the Board to distribute interim dividends. Proposal and implementation of cash dividends distribution by the Company shall be subject to the following conditions: (1) the Company records a profit for the year, and the auditor issues an unqualified audited report on the Company’s financial statements for that particular year; (2) the distributable profit (i.e. the after-tax profit of the Company after making up for losses, allocation to the statutory common reserve fund and discretionary common reserve fund) realized by the Company for the year is positive in value; (3) the Company has sufficient cash flow, and distribution of cash dividends will not affect the Company’s normal operation and sustainable development. Provided that the Company is in good operating condition and has sufficient cash flow to meet the needs for its normal operation and sustainable development, the Company will proactively distribute cash dividends in return to its shareholders, and the accumulated profit distribution made in cash by the Company in the latest three years shall not be less than 30% of the average annual distributable profit attributable to the owners of the parent company in the consolidated statements in the latest three years. In the event that the said payout ratio of cash dividends cannot be met due to special reasons, the Board may adjust the payout ratio of dividends according to actual circumstances and state the reasons therefor. For further details of the Company’s dividend policy, please refer to Chapter 16: Financial and Accounting Systems and Profit Distribution of the Articles. China Eastern Airlines Corporation Limited 2019 Annual Report 50

Report of the Directors

Share Capital

As at 31 December 2019, the share structure of the Company is set out as follows:

		Total number of shares	Approximate percentage in shareholding (%)
I	**A shares**	**11,202,731,426**	**68.39%**
	1. Listed shares with trading moratorium	273,972,602	1.67%
		1,120,273,142	6.84%
	2. Listed shares without trading moratorium	9,808,485,682	59.88%
II	**H shares**	**5,176,777,777**	**31.61%**
	1. Listed shares with trading moratorium	517,677,777	3.16%
	2. Listed shares without trading moratorium	4,659,100,000	28.44%
III	**Total number of shares**	**16,379,509,203**	**100%**

Note:

As of December 31, 2019, the total number of A shares of the Company amounted to 11,202,731,426 shares, of which 1,394,245,744 shares were listed shares with trading moratorium (of which 273,972,602 shares were held by China Structural Reform Fund Holding Co. Ltd.; 1,120,273,142 shares were held by Juneyao Group, Juneyao Airlines (Juneyao Group's non-wholly owned subsidiary), and Shanghai Jidaohang (Juneyao Airlines' wholly-owned subsidiary)), and 9,808,485,682 shares were listed shares without trading moratorium. The total number of H shares of the Company was 5,176,777,777 shares, of which 517,677,777 shares were listed shares with trading moratorium (held by Juneyao Hong Kong, a wholly-owned subsidiary of Juneyao Airlines), 4,659,100,000 shares were listed shares without trading moratorium. The total number of shares issued by the Company amounted to 16,379,509,203 shares.

Number of Shareholders

As at 29 February 2020, the total number of registered shareholders was 229,602.

Substantial Shareholders

So far as the Directors are aware, as at 31 December 2019, the following persons (other than the Directors, Supervisors and chief executive of the Company) had interests or short positions in the shares and/or underlying shares of the Company which were required to be disclosed under the provisions of Divisions 2 and 3 of Part XV of the SFO, or which were recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO, or as otherwise notified to the Company and the Hong Kong Stock Exchange:

51

Report of the Directors

Name of substantial shareholder	Class of shares	Number of shares held	Capacity	Percentage in the relevant class of issued shares	Percentage in total issued shares
CEA Holding	A shares	5,072,922,927(L)[Note 2]	Beneficial owner	45.28%(L)	30.97%(L)
		457,317,073(L)[Note 2]	Interests of controlled corporation	4.08%(L)	2.79%(L)
	H shares	2,626,240,000(L)[Note 3]	Interests of controlled corporation	50.73%(L)	16.03%(L)
CES Global	H shares	2,626,240,000(L)[Note 3]	Beneficial owner	50.73%(L)	16.03%(L)
Juneyao Group	A shares	311,831,909 (L)[Note 4]	Beneficial owner	2.78%(L)	1.90%(L)
		808,441,233(L)[Note 4]	Interests of controlled corporation	7.22%(L)	4.94%(L)
	H shares	529,677,777(L)[Note 5]	Interests of controlled corporation	10.23%(L)	3.23%(L)
Juneyao Airlines	A shares	219,400,137(L)[Note 4]	Beneficial owner	1.96%(L)	1.34%(L)
		589,041,096(L)[Note 4]	Interests of controlled corporation	5.26%(L)	3.60%(L)
		311,831,909(L)[Note 4]	Others	2.78%(L)	1.90%(L)
	H shares	12,000,000(L)[Note 5]	Beneficial owner	0.23%(L)	0.07%(L)
		517,677,777(L)[Note 5]	Interests of controlled corporation	10.00%(L)	3.16%(L)
Juneyao Hong Kong	H shares	517,677,777(L)[Note 5]	Beneficial owner	10.00%(L)	3.16%(L)
Shanghai Jidaohang	A shares	589,041,096(L)[Note 4]	Beneficial owner	5.26%(L)	3.60%(L)
Wang Junjin	A shares	1,120,273,142(L)[Note 4]	Interests of controlled corporation	10%(L)	6.84%(L)
	H shares	529,677,777(L)[Note 5]	Interests of controlled corporation	10.23%(L)	3.23%(L)
Wang Han	A shares	1,120,273,142(L)[Note 4]	Interests of controlled corporation	10%(L)	6.84%(L)
	H shares	529,677,777(L)[Note 5]	Interests of controlled corporation	10.23%(L)	3.23%(L)
Ye Jinqi	A shares	1,120,273,142(L)[Note 4]	Interests of spouse	10%(L)	6.84%(L)
	H shares	529,677,777(L)[Note 5]	Interests of spouse	10.23%(L)	3.23%(L)
Delta	H shares	465,910,000(L)	Beneficial owner	9.00%(L)	2.84%(L)

Notes:

1. The letter (L) denotes a long position. The data disclosed above is mainly based on the information provided on the website of the Hong Kong Stock Exchange (www.hkexnews.hk).

2. 5,072,922,927 A shares were held directly by CEA Holding; and 457,317,073 A shares were held directly by CES Finance, which in turn was entirely held by CEA Holding. Therefore, CEA Holding is deemed to be interested in the 457,317,073 A shares held directly by CES Finance.

3. CES Global directly held 2,626,240,000 H shares in the capacity of beneficial owner through HKSCC, and CEA Holding indirectly owned the entire interests of CES Global through CES Finance. Therefore, CEA Holding is deemed to be interested in the 2,626,240,000 H shares held directly by CES Global.

   On 20 March 2018, 260,000,000 H shares (listed shares without trading moratorium) of the Company pledged to The Hong Kong and Shanghai Banking Corporation Limited by CES Global had been released. As at 31 December 2019, CES Global had pledged 700,000,000 H shares. As at the end of the Reporting Period, CES Global had pledged 1,450,000,000 H shares. For details, please refer to the announcements of the Company published on the website of the Hong Kong Stock Exchange on 20 March and 30 August 2018.

4. 311,831,909 A shares were held directly by Juneyao Group; 219,400,137 A shares were held directly by Juneyao Airlines; and 589,041,096 A shares were held directly by Shanghai Jidaohang. Mr. Wang Han and Mr. Wang Junjin were interested in 71.77% of shares of Juneyao Group; Juneyao Group is the controlling shareholder of Juneyao Airlines; and Juneyao Airlines owned the entire equity interests of Shanghai Jidaohang. Ms. Ye Jinqi is the spouse of Mr. Wang Junjin. Therefore, Juneyao Group is deemed to be interested in 219,400,137 A shares and 589,041,096 A shares held by Juneyao Airlines and Shanghai Jidaohang, respectively; Juneyao Airlines is deemed to be interested in 589,041,096 A shares held directly by Shanghai Jidaohang; Mr. Wang Han and Mr. Wang Junjin are deemed to be interested in 311,831,909 A shares, 219,400,137 A shares and 589,041,096 A shares held directly by Juneyao Group, Juneyao Airlines and Shanghai Jidaohang, respectively; and Ms. Ye Jinqi is deemed to be interested in 1,120,273,142 H shares held indirectly by Mr. Wang Junjin.

52 China Eastern Airlines Corporation Limited | 2019 Annual Report

Report of the Directors

On 29 October 2019, Juneyao Group and Juneyao Airlines signed a Voting Rights Proxy Agreement to delegate the voting rights of 311,831,909 A shares held directly by Juneyao Group to Juneyao Airlines. Therefore, Juneyao Airlines is also deemed to be interested in the 311,831,909 A shares held directly by Juneyao Group.

On 11 September 2019, Juneyao Group pledged 311,831,909 A shares (listed shares with trading moratorium) to China Merchants Wealth Asset Management Co., Ltd. (招商財富資產管理有限公司). On 11 September 2019, Shanghai Jidaohang pledged 589,041,096 A shares (listed shares with trading moratorium) to China Merchants Wealth Asset Management Co., Ltd. As at 31 December 2019, Juneyao Group and Shanghai Jidaohang continued to pledge the above shares. On 6 March 2020, Shanghai Jidaohang released the 589,041,096 A shares (listed shares with trading moratorium) it pledged to China Merchants Wealth Asset Management Co., Ltd. For details, please refer to the announcements of the Company published on the website of the Hong Kong Stock Exchange on 12 September 2019 and 6 March 2020.

5. Juneyao Airlines directly held 12,000,000 H shares; and Juneyao Hong Kong directly held 517,677,777 H shares in the capacity of beneficial owner through HKSCC. Mr. Wang Han and Mr. Wang Junjin were interested in 71.77% of shares of Juneyao Group; Juneyao Group is the controlling shareholder of Juneyao Airlines; and Juneyao Airlines owned the entire equity interests of Shanghai Jidaohang. Ms. Ye Jinqi is the spouse of Mr. Wang Junjin. Therefore, Juneyao Group, Mr. Wang Han and Mr. Wang Junjin are deemed to be interested in 12,000,000 H shares and 517,677,777 H shares held directly by Juneyao Airlines and Juneyao Hong Kong; Juneyao Airlines is deemed to be interested in 517,677,777 H shares held directly by Juneyao Hong Kong; and Ms. Ye Jinqi is deemed to be interested in 529,677,777 H shares held indirectly by Mr. Wang Junjin.

Juneyao Hong Kong has pledged 232,000,000 H shares. As at the date of this report, the above shares continued to be pledged. For details, please refer to the announcement of the Company published on the website of the Hong Kong Stock Exchange on 12 September 2019.

Shareholders who are interested in 5% or more of any class of voting shares in the Company are obliged to disclose their interests, and short positions, in voting shares of the Company when (but not limited to) there is any change in the percentage of their respective share interests or the nature of their interests.

According to the relevant disclosure requirements laid down by the CSRC, as at the end of the Reporting Period, the 10 largest registered shareholders and the 10 largest registered shareholders of shares with trading moratorium and the 10 largest registered shareholders of shares without trading moratorium on the register of members of the Company and their respective shareholdings are as follows:

Shareholdings of top ten shareholders

Name of shareholders	Nature of shareholders	Percentage (%)	Shareholding as at the end of the Reporting Period	Increase/ (decrease) in shareholding during the Reporting Period	Share subject to trading moratorium held	Charged or locked-up shares
China Eastern Air Holding Company Limited	State-owned legal person	30.97%	5,072,922,927	0	–	Nil
HKSCC NOMINEES LIMITED	Overseas legal person	28.70%	4,701,626,955	517,765,776	517,677,777	Unknown
Shanghai Jidaohang Enterprise Management Company Limited	Domestic non-state-owned legal person	3.60%	589,041,096	589,041,096	589,041,096	589,041,096 Charged
China National Aviation Fuel Holding Company	State-owned legal person	3.07%	502,767,895	-2,000,000	–	Nil
DELTA AIR LINES INC	Overseas legal person	2.84%	465,910,000	0	–	Nil
Shanghai Licheng Information Technology Consulting Co., Limited	Domestic non-state-owned legal person	2.84%	465,838,509	0	–	465,838,509 Charged
CES Finance Holding Co. Ltd.	State-owned legal person	2.79%	457,317,073	0	–	Nil
China Securities Finance Corporation Limited	State-owned legal person	2.62%	429,673,382	0	–	Nil
Shanghai Juneyao (Group) Co., Ltd.	Domestic non-state-owned legal person	1.90%	311,831,909	311,831,909	311,831,909	311,831,909 Charged
China Structural Reform Fund Corporation Limited	State-owned legal person	1.67%	273,972,602	273,972,602	273,972,602	Nil

53

Report of the Directors

Shareholdings of top ten shareholders without trading moratorium

Name of shareholders	Shareholding of shares without trading moratorium	Type of shares held and shareholding	
		Type of shares held	Shareholding
China Eastern Air Holding Company Limited	5,072,922,927	RMB-denominated ordinary shares	5,072,922,927
HKSCC NOMINEES LIMITED	4,183,949,178	Overseas listed foreign shares	4,183,949,178
China National Aviation Fuel Holding Company	502,767,895	RMB-denominated ordinary shares	502,767,895
DELTA AIR LINES INC	465,910,000	Overseas listed foreign shares	465,910,000
Shanghai Licheng Information Technology Consulting Co., Limited	465,838,509	RMB-denominated ordinary shares	465,838,509
CES Finance Holding Co. Ltd.	457,317,073	RMB-denominated ordinary shares	457,317,073
China Securities Finance Corporation Limited	429,673,382	RMB-denominated ordinary shares	429,673,382
China COSCO Shipping Corporation Limited	232,919,254	RMB-denominated ordinary shares	232,919,254
Hong Kong Securities Clearing Company Ltd.	163,478,864	RMB-denominated ordinary shares	163,478,864
Central Huijin Asset Management Co., Ltd.	70,984,100	RMB-denominated ordinary shares	70,984,100
Description of any related party or concert party relationship among the above shareholders	CES Finance is 100% held by CEA Holding. Among the 4,701,626,955 shares held by HKSCC NOMINEES LIMITED, 2,626,240,000 shares were held by CES Global in the capacity of beneficial owner. CES Global was 100% held by CEA Holding. Juneyao Group is the controlling shareholder of Juneyao Airlines. Among the 4,701,626,955 shares held by HKSCC NOMINEES LIMITED, 517,677,777 shares were held by Juneyao Hong Kong in the capacity of beneficial owner. Juneyao Hong Kong was 100% held by Juneyao Airlines. The Company is not aware of any related party or concert party relationship among other top ten shareholders without trading moratorium.		

54 China Eastern Airlines Corporation Limited | 2019 Annual Report

Report of the Directors

Shareholdings of top ten shareholders with trading moratorium

No.	Name of Shareholders	Shareholding of shares with trading moratorium	Trading details of shares with moratorium: Date for listing and trading	Trading details of shares with moratorium: Number of shares newly available for listing and trading	Specific trading moratorium
1	Shanghai Jidaohang Enterprise Management Company Limited	589,041,096	30 August 2022	589,041,096	Non-public issue, lock-up period of 36 months
2	Shanghai Juneyao Airline Hong Kong Limited	517,677,777	29 August 2022	517,677,777	Non-public issue, lock-up period of 36 months
3	Shanghai Juneyao (Group) Co., Ltd	311,831,909	30 August 2022	311,831,909	Non-public issue, lock-up period of 36 months
4	China Structural Reform Fund Corporation Limited	273,972,602	30 August 2022	273,972,602	Non-public issue, lock-up period of 36 months
5	Juneyao Airlines Co., Ltd	219,400,137	30 August 2022	219,400,137	Non-public issue, lock-up period of 36 months

Explanation of the connected relationship or consistent action relationship among the above shareholders	Juneyao Airlines is a holding subsidiary of Juneyao Group; Juneyao Hong Kong and Shanghai Jidaohang are wholly-owned subsidiaries of Juneyao Airlines; Juneyao Group, Juneyao Airlines, Juneyao Hong Kong and Shanghai Jidaohang are parties acting in concert and hold approximately 10% of the Company's share.

As at the date of this report, CES Global has pledged 1,450 million H shares of the Company and Juneyao Hong Kong has pledged 232 million H shares of the Company.

55

Report of the Directors

Controlling Shareholder and De Facto Controller

(I) Controlling Shareholder

Name	China Eastern Air Holding Company Limited
Person in charge or Legal representative	Liu Shaoyong
Date of establishment	3 August 2002
Major business activities	Principally engaged in managing all the state-owned assets and equity interest formed and invested by the state in group company and its invested enterprises
Details of controlling interests and investments in other domestic and foreign listed companies during the Reporting Period	Nil

(II) De facto Controller

Name	State-owned Assets Supervision and Administration Commission of the State Council
Person in charge or Legal representative	Hao Peng

(III) The graph of shareholding and control relationship between the Company, the de facto controller and controlling shareholders


State-owned Assets Supervision and Administration Commission of the State Council
100%
China Eastern Air Holding Company Limited
30.97% (A Shares)
100%
100%
CES Finance Holding Co., Limited
2.79% (A Shares)
100%
CES Global Holdings (Hong Kong) Limited
16.03% (H Shares)
China Eastern Airlines Corporation Limited
direct shareholding
indirect shareholding

56 China Eastern Airlines Corporation Limited | 2019 Annual Report

Report of the Directors Purchase, Sale or Redemption of Securities During the year ended 31 December 2019, neither the Company nor its subsidiaries purchased, sold or redeemed any of its listed Securities (“Securities”, having the meaning ascribed thereto under Section 1 of Appendix 16 to the Hong Kong Listing Rules). Non-public Issuance of A Shares and Non-public Issuance of H Shares On 29 August 2019, the Company completed the non-public issuance of 517,677,777 H Shares to Juneyao Hong Kong. On 3 September 2019, the Company completed the non-public issuance of 1,394,245,744 A Shares to Juneyao Airlines and Juneyao Group, its controlling shareholder and China Structural Reform Fund Corporation Limited ( 中國國有企業結構調整基金股份有限公司). The non-public issuance of A Shares and non-public issuance of H Shares were an important measure in response to the national mixed ownership reform and the essential strategic arrangement for the transformation of Shanghai into the city of “five centres”, namely “global economy, finance, shipping, trading and technology innovation” and the construction of “four brands” of Shanghai, namely “services, made in Shanghai, shopping in Shanghai and culture of Shanghai”. The issuance facilitates the expansion of the Company’s fleet, meeting the Company’s need in flight training and expansion in engine resources, in order to meet the Company’s increasing demand in business and strengthen the Company’s core competitiveness in its main business to further enhance the Company’s profitability. At the same time, it facilitates the lowering of the Company’s debt ratio and the optimization of the equity structure and capital structure, building a firm foundation for achieving the Company’s strategic objectives. The uses of amount raised from the non-public issuance of A Shares and non-public issuance of H Shares comply with the use of the fund raised previously disclosed by the Company without significant changes. The details of the non-public issuance of A Shares and H Shares and use of the fund raised from the non-public issuance of A Shares and H Shares are as follows: The non-public issuance of A Shares (1) Number of shares to be issued: 1,394,245,744 (2) Nominal value: RMB1.00 (3) Issue price: RMB5.35 per share (4) The net price to the listed issuer of each security: RMB5.33 (5) The market price of A Shares on the date of fixation of the terms of issue: RMB5.18 57Report of the Directors Purchase, Sale or Redemption of Securities During the year ended 31 December 2019, neither the Company nor its subsidiaries purchased, sold or redeemed any of its listed Securities (“Securities”, having the meaning ascribed thereto under Section 1 of Appendix 16 to the Hong Kong Listing Rules). Non-public Issuance of A Shares and Non-public Issuance of H Shares On 29 August 2019, the Company completed the non-public issuance of 517,677,777 H Shares to Juneyao Hong Kong. On 3 September 2019, the Company completed the non-public issuance of 1,394,245,744 A Shares to Juneyao Airlines and Juneyao Group, its controlling shareholder and China Structural Reform Fund Corporation Limited ( 中國國有企業結構調整基金股份有限公司). The non-public issuance of A Shares and non-public issuance of H Shares were an important measure in response to the national mixed ownership reform and the essential strategic arrangement for the transformation of Shanghai into the city of “five centres”, namely “global economy, finance, shipping, trading and technology innovation” and the construction of “four brands” of Shanghai, namely “services, made in Shanghai, shopping in Shanghai and culture of Shanghai”. The issuance facilitates the expansion of the Company’s fleet, meeting the Company’s need in flight training and expansion in engine resources, in order to meet the Company’s increasing demand in business and strengthen the Company’s core competitiveness in its main business to further enhance the Company’s profitability. At the same time, it facilitates the lowering of the Company’s debt ratio and the optimization of the equity structure and capital structure, building a firm foundation for achieving the Company’s strategic objectives. The uses of amount raised from the non-public issuance of A Shares and non-public issuance of H Shares comply with the use of the fund raised previously disclosed by the Company without significant changes. The details of the non-public issuance of A Shares and H Shares and use of the fund raised from the non-public issuance of A Shares and H Shares are as follows: The non-public issuance of A Shares (1) Number of shares to be issued: 1,394,245,744 (2) Nominal value: RMB1.00 (3) Issue price: RMB5.35 per share (4) The net price to the listed issuer of each security: RMB5.33 (5) The market price of A Shares on the date of fixation of the terms of issue: RMB5.18 57

Report of the Directors

(6) Aggregate amount of proceed from the issuance and details of use of the fund raised:

The aggregate fund raised from the non-public issuance of A Shares is RMB7,459,214,730.40 and the net fund raised is RMB7,436,123,525.04, net of related issuance expenses. As at 31 December 2019, the fund raised were fully utilized. The net fund raised are used to replace self-financed funds committed in advance by the Company for projects of introducing 14 aircraft and acquiring 20 standby engines, such investment projects are set out in the announcement of the Company published on 15 March 2019. The following table sets out the proposed use of the fund raised and actual use of the fund raised as at 31 December 2019:

No.	Name of project	Investment amount of the project (RMB100 million)	Intended use of fund raised (RMB100 million)	Amount of self-financed funds committed in advance (RMB100 million)	Fund replaced by fund raised (RMB100 million)
1	Project of introduction of 14 aircraft	75.78	73.99	76.91	73.99
2	Project of acquisition of 15 flight stimulators	13.27	9.96	2.29	–
3	Project of acquisition of 20 standby engines	17.83	17.83	12.15	0.37
Total		**106.88**	**101.78**	**91.35**	**74.36**

The non-public issuance of H Shares

(1) Number of shares to be issued: 517,677,777

(2) Nominal value: HK$1.00

(3) Issue price: HK$4.29 per share

(4) The net price to the listed issuer of each security: HK$3.87

(5) The market price of H Shares on the date of fixation of the terms of issue: HK$3.79

58 China Eastern Airlines Corporation Limited | 2019 Annual Report

Report of the Directors

(6) Aggregate amount of proceed from the issuance and details of use of the fund raised:

The aggregate fund raised from the non-public issuance of H Shares is HK$2,220,837,663.33 and RMB2,006,238,119.92 based on the median RMB exchange rate of HKD1: RMB0.90337 quoted by State Administration of Foreign Exchange on the date of capital injection. The net amount of fund raised from the non-public issuance of H Shares is RMB2,003,106,037.92, net of related issuance expenses. As at 31 December 2019, the fund raised were fully utilized. The net amount of fund raised is used in accordance with the purposes set out in the circular of the Company published on 10 August 2018. The following table sets out the proposed use of the fund raised and actual use of the fund raised as at 31 December 2019:

No.	Name of project	Intended use of fund raised (RMB)	Actual use (As at 31 December 2019) (RMB)
1	General working capital (including but not limited to partial settlement of the outstanding Loan, purchase of aviation fuel and coverage of administrative expenses,etc.)	2,003,106,037.92	2,003,106,037.92
Total		**2,003,106,037.92**	**2,003,106,037.92**

Significant Differences between the Corporate Governance Practices of the Company's Home Jurisdiction and the Corporate Governance Practices required to be followed by U.S. Companies under the NYSE's Listing Standards

As a company incorporated in the PRC and listed on the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the NYSE, the Company is subject to not only applicable PRC laws and regulations, including the PRC Company Law, the PRC Securities Law, the Corporate Governance Standards for Listed Companies and Guidance Opinions regarding the Establishment of the Independent Director System in Listed Companies (the "Independent Director Guidance"), but also Hong Kong laws and regulations, including the Hong Kong Listing Rules, the Companies Ordinance and the SFO, as well as applicable U.S. federal securities laws and regulations, including the U.S. Securities Exchange Act of 1934, as amended, and the Sarbanes-Oxley Act of 2002. Based on NYSE's listing standards, the NYSE imposes a series of corporate governance standards for companies listed on the NYSE. However, the NYSE permits foreign private issuers to follow their respective "home country" practices and grants waivers for compliance with certain corporate governance standards. One of the conditions for such waiver is for the foreign private issuer to disclose in its annual report how the corporate governance practices in its "home country" differ from those required of U.S. companies under the NYSE's listing standards.

In accordance with the requirements of Section 303A.11 of the NYSE Listed Company Manual, the following is a summary of the significant differences between the Company's corporate governance practices and those required to be followed by U.S. companies under the NYSE's listing standards:

Section 303A.01 of the NYSE Listed Company Manual provides that the Board of the listed companies must have a majority of independent Directors. As a company listed in the PRC, the Company is subject to the requirement under the Independent Director Guidance that at least one-third of the Board be independent as determined thereunder. As a company listed in Hong Kong, the Company is also subject to the requirement under the Hong Kong Listing Rules that at least three members of the Board shall be independent, and at least one of whom must have appropriate professional qualifications or accounting or related financial management expertise. As at 31 December 2019, the Company currently has four independent non-executive Directors out of a total of nine Directors. The standards for establishing independence set forth under either the Independent Director Guidance or the Listing Rules differ from those set forth in the NYSE Listed Company Manual.

59

Report of the Directors Section 303A.03 of the NYSE Listed Company Manual provides that listed companies must schedule regular executive sessions in which non-management directors meet without management participation. The Company is not required under the applicable PRC law and Hong Kong law to hold such executive sessions. Section 303A.04 of the NYSE Listed Company Manual provides that listed companies must have a nominating/corporate governance committee composed entirely of independent directors. Under the PRC laws and the applicable listing rules in the PRC, a majority of the members of the nomination committee must be independent directors. Section 303A.04 of the NYSE Listed Company Manual also provides that the nominating/corporate governance committee must have a written charter that addresses the committee’s purpose and responsibilities, and an annual performance evaluation of the committee. Listed companies must also post the committee charter on their company website and provide the website address in their annual report. The establishment of the Nomination Committee was considered and resolved and its charter was passed at the third regular meeting of the fifth session of the Board held on 28 April 2009. The merging of the Nomination Committee and the Remuneration and Appraisal Committee into the Nominations and Remuneration Committee was agreed at the 36th ordinary meeting of the fifth session of the Board held on 19 March 2010 and the “Working Rules of the Nominations and Remuneration Committee” was passed. The Nominations and Remuneration Committee consists of five members, three of which are independent non-executive Directors of the Company. The “Working Rules of the Nominations and Remuneration Committee” is published on the Company’s website. Section 303A.05 of the NYSE Listed Company Manual provides that listed companies must have a compensation committee composed entirely of independent directors. In addition, compensation committee members must satisfy the independence requirements specific to compensation committee membership set forth in Section 303A.02(a)(ii). The factors to be considered for independence include whether the committee member receives any consulting, advisory or other compensatory fees from the company and whether such director is affiliated with the listed company or its subsidiary. Under the PRC laws and the applicable listing rules in the PRC, a majority of the members of the remuneration committee must be independent directors. As above, the Nominations and Remuneration Committee of the Company is composed of three independent non-executive Directors and two Directors. Sections 303A.06 and 303A.07 of the NYSE Listed Company Manual provides that listed companies must have an audit committee composed entirely of independent directors. In addition, audit committee members must satisfy the independence requirements set forth in Section 303A.02(a)(ii). The factors to be considered for independence include whether the committee member receives any consulting, advisory or other compensatory fees from the company and whether such director is affiliated with the listed company or its subsidiary. Under the PRC laws and the applicable listing rules in the PRC, a majority of the members of the audit committee must be independent directors. As above, the Audit and Risk Management Committee of the Company is composed of three independent non- executive Directors, who also satisfy the requirements of Rule 10A-3 under the Securities Exchange Act of 1934. Section 303A.10 of the NYSE Listed Company Manual provides that listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees. As required under the Sarbanes-Oxley Act of 2002, the Company has adopted a code of ethics that is applicable to the Company’s Directors, Supervisors, President, Chief Financial Officer and other members of senior management. Pre-emptive Rights Under the Articles and the laws of the PRC, no pre-emptive right exists, which requires the Company to offer new shares to its existing Shareholders on a pro rata basis. China Eastern Airlines Corporation Limited 2019 Annual Report 60Report of the Directors Section 303A.03 of the NYSE Listed Company Manual provides that listed companies must schedule regular executive sessions in which non-management directors meet without management participation. The Company is not required under the applicable PRC law and Hong Kong law to hold such executive sessions. Section 303A.04 of the NYSE Listed Company Manual provides that listed companies must have a nominating/corporate governance committee composed entirely of independent directors. Under the PRC laws and the applicable listing rules in the PRC, a majority of the members of the nomination committee must be independent directors. Section 303A.04 of the NYSE Listed Company Manual also provides that the nominating/corporate governance committee must have a written charter that addresses the committee’s purpose and responsibilities, and an annual performance evaluation of the committee. Listed companies must also post the committee charter on their company website and provide the website address in their annual report. The establishment of the Nomination Committee was considered and resolved and its charter was passed at the third regular meeting of the fifth session of the Board held on 28 April 2009. The merging of the Nomination Committee and the Remuneration and Appraisal Committee into the Nominations and Remuneration Committee was agreed at the 36th ordinary meeting of the fifth session of the Board held on 19 March 2010 and the “Working Rules of the Nominations and Remuneration Committee” was passed. The Nominations and Remuneration Committee consists of five members, three of which are independent non-executive Directors of the Company. The “Working Rules of the Nominations and Remuneration Committee” is published on the Company’s website. Section 303A.05 of the NYSE Listed Company Manual provides that listed companies must have a compensation committee composed entirely of independent directors. In addition, compensation committee members must satisfy the independence requirements specific to compensation committee membership set forth in Section 303A.02(a)(ii). The factors to be considered for independence include whether the committee member receives any consulting, advisory or other compensatory fees from the company and whether such director is affiliated with the listed company or its subsidiary. Under the PRC laws and the applicable listing rules in the PRC, a majority of the members of the remuneration committee must be independent directors. As above, the Nominations and Remuneration Committee of the Company is composed of three independent non-executive Directors and two Directors. Sections 303A.06 and 303A.07 of the NYSE Listed Company Manual provides that listed companies must have an audit committee composed entirely of independent directors. In addition, audit committee members must satisfy the independence requirements set forth in Section 303A.02(a)(ii). The factors to be considered for independence include whether the committee member receives any consulting, advisory or other compensatory fees from the company and whether such director is affiliated with the listed company or its subsidiary. Under the PRC laws and the applicable listing rules in the PRC, a majority of the members of the audit committee must be independent directors. As above, the Audit and Risk Management Committee of the Company is composed of three independent non- executive Directors, who also satisfy the requirements of Rule 10A-3 under the Securities Exchange Act of 1934. Section 303A.10 of the NYSE Listed Company Manual provides that listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees. As required under the Sarbanes-Oxley Act of 2002, the Company has adopted a code of ethics that is applicable to the Company’s Directors, Supervisors, President, Chief Financial Officer and other members of senior management. Pre-emptive Rights Under the Articles and the laws of the PRC, no pre-emptive right exists, which requires the Company to offer new shares to its existing Shareholders on a pro rata basis. China Eastern Airlines Corporation Limited 2019 Annual Report 60

Report of the Directors

Sufficiency of Public Float

Based on information that is publicly available to the Company and within the knowledge of the Directors, as at the latest practicable date prior to the issue of this report, the Directors believe that the Company has at all times during the year ended 31 December 2019 maintained the relevant applicable minimum percentage of listed securities as prescribed by Rule 8.08(1)(a) of the Hong Kong Listing Rules.

Direct or Indirect Shareholdings and Remuneration of Incumbent and Resigned Directors, Supervisors and Senior Management during the Reporting Period

Name	Position	Sex	Age	Effective date of appointment	Expiry date of appointment	Shares held at the end of year (Shares)	Total remuneration before tax received from the Company during the Reporting Period (RMB ten thousand)	Whether remuneration is received from related parties
Liu Shaoyong*	Chairman	Male	61	31 December 2019	31 December 2022	–	–	Yes
Li Yangmin*	Vice Chairman, President	Male	56	31 December 2019	31 December 2022	3,960 note 2 (A share)	–	Yes
Tang Bing*	Director	Male	53	31 December 2019	31 December 2022	–	–	Yes
Wang Junjin	Director	Male	51	31 December 2019	31 December 2022	1,120,273,142 note 3 (A share) 529,677,777 note 4 (H share)	–	Yes
Lin Wanli	Independent Director	Male	58	31 December 2019	31 December 2022	–	–	No
Shao Ruiqing	Independent Director	Male	62	31 December 2019	31 December 2022	–	20	No
Cai Hongping	Independent Director	Male	65	31 December 2019	31 December 2022	–	20	No
Dong Xuebo	Independent Director	Male	66	31 December 2019	31 December 2022	–	0.5	No
Yuan Jun*	Employee representative Director	Male	60	31 December 2019	31 December 2022	–	–	Yes
Xi Sheng*	Chairman of the Supervisory Committee	Male	57	31 December 2019	31 December 2022	–	–	Yes
Gao Feng	Employee representative Supervisor	Male	56	31 December 2019	31 December 2022	–	66.54	No
Fang Zhaoya*	Supervisor	Male	52	31 December 2019	31 December 2022	–	–	Yes

61

Report of the Directors

Name	Position	Sex	Age	Effective date of appointment	Expiry date of appointment	Shares held at the end of year (Shares)	Total remuneration before tax received from the Company during the Reporting Period (RMB ten thousand)	Whether remuneration is received from related parties
Wu Yongliang*	Vice President, Financial Officer	Male	56	31 December 2019	31 December 2022	3,696 note 5 (A share)		
Feng Dehua	Vice President	Male	54	31 December 2019	31 December 2022	–	172.09	No
Cheng Guowei*	Vice President	Male	50	15 January 2020	31 December 2022			Yes
Jiang Jiang	Vice President	Male	55	31 December 2019	31 December 2022	–	244.06	No
Wang Jian	Board Secretary	Male	46	31 December 2019	31 December 2022	–	156.09	No
Tian Liuwen*	Vice President	Male	60	15 June 2016	29 November 2019	–	–	Yes
Li Ruoshan	Independent Director	Male	71	15 June 2016	31 December 2019	–	20	No
Ma Weihua	Independent Director	Male	71	15 June 2016	31 December 2019	–	20	No
Li Jinde*	Supervisor	Male	59	30 August 2018	31 December 2019	–	–	Yes
Feng Liang	Vice President	Male	55	15 June 2016	20 November 2019	–	166.07	No
Ma Xulun*	Vice Chairman, President	Male	55	15 June 2016	1 February 2019	–	–	Yes
Total	/	/	/	/	/	**1,649,958,575**	**885.35**	/

Note 1: * Such Director or Supervisor received emoluments from CEA Holding, the controlling shareholder of the Company, in respect of their directorship or senior management positions in the Company and its subsidiaries.

Note 2: Mr. Li Yangmin directly held 3,960 A shares in the capacity of beneficial owner.

Note 3: Among those A shares, Juneyao Group, Juneyao Airlines and Shanghai Jidaohang directly held 311,831,909 A shares, 219,400,137 A shares and 589,041,096 A shares respectively. Mr. Wang Junjin is interested in 71.77% of shares of Juneyao Group which is the controlling shareholder of Juneyao Airlines. Juneyao Airlines held the entire interests of Shanghai Jidaohang. Therefore, Mr. Wang Junjin is deemed to be interested in 311,831,909 A shares, 219,400,137 A shares and 589,041,096 A shares directly held by Juneyao Group, Juneyao Airlines and Shanghai Jidaohang respectively.

Note 4: Among those H shares, Juneyao Airlines directly held 12,000,000 H shares. Juneyao Hong Kong directly held 517,677,777 H shares in the capacity of beneficial owner through HKSCC. Mr. Wang Junjin is interested in 71.77% of shares of Juneyao Group which is the controlling shareholder of Juneyao Airlines. Juneyao Airlines held the entire interests of Shanghai Jidaohang. Therefore, Mr. Wang Junjin is deemed to be interested in 12,000,000 H shares and 517,677,777 H shares directly held by Juneyao Airlines and Juneyao Hong Kong respectively.

Note 5: Mr. Wu Yongliang directly held 3,696 A shares in the capacity of beneficial owner.

The Company confirmed that, none of the director has waived or agreed to waive any emolument.

62 China Eastern Airlines Corporation Limited | 2019 Annual Report

Report of the Directors Mr. Liu Shaoyong, is currently the Chairman and party secretary of the Company and Chairman and party secretary of CEA Holding. Born in November 1958, Mr. Liu joined the civil aviation industry in 1978 and was appointed as vice president of China General Aviation Corporation, deputy director of Shanxi Provincial Civil Aviation Administration of the PRC, general manager of the Shanxi Branch of the Company, and director general of Flight Standard Department of CAAC. Mr. Liu served as President of the Company from December 2000 to October 2002, vice minister of the CAAC from October 2002 to August 2004, president of China Southern Air Holding Company from August 2004 to December 2008, chairman of China Southern Airlines Co., Limited from November 2004 to December 2008. Mr. Liu served as president and vice party secretary of CEA Holding from December 2008 to December 2016, and became the Chairman of the Company since February 2009. He served as the Chairman and party secretary of CEA Holding since December 2016 and the party secretary of the Company since December 2017. Mr. Liu is also currently the member of the 13th National Committee of the Chinese People’s Political Consultative Conference, the council member of International Air Transport Association, and the vice chairman of International Advisory Board of School of Management, Fudan University. Mr. Liu graduated from the China Civil Aviation Flight College and obtained a Master of Business Administration degree from Tsinghua University. He holds the title of commanding (senior) pilot. Mr. Li Yangmin, is currently the vice chairman, president and vice party secretary of the Company, and a director, the president and vice party secretary of CEA Holding. Born in August 1963, Mr. Li joined the civil aviation industry in 1985. He was previously deputy general manager of the aircraft maintenance base and the manager of air route department ( 航線部) of Northwest Company ( 西北航空 公司), general manager of the aircraft maintenance base of China Eastern Air Northwest Branch Company and vice president of China Eastern Air Northwest Branch Company. From October 2005 to March 2019, he has also been a vice president of the Company. He served as Safety Director of the Company from July 2010 to December 2012. He has become a party member of CEA Holding since May 2011. He was a Director of the Company from June 2011 to August 2018 and served as the party secretary of the Company from June 2011 to December 2017. He served as the vice party secretary of CEA Holding since August 2016 and the vice president of CEA Holding from August 2016 to February 2019. Since December 2017, he served as the vice party secretary of the Company. He has served as a director and the president of CEA Holding since February 2019 and the President of the Company since March 2019. He has served as the vice chairman of the Company since May 2019 and vice president of China Association for Public Companies since August 2019. Since November 2019, he has served as a director of Juneyao Airlines. Mr. Li graduated from the Civil Aviation University of China and Northwestern Polytechnical University with master’s degrees and obtained an Executive Master of Business Administration degree from Fudan University. He is also a qualified professor-level senior engineer. Mr. Tang Bing, is currently a Director and vice party secretary of the Company and a director and vice party secretary of CEA Holding. Born in February 1967, Mr. Tang joined the civil aviation industry in 1993. He served as vice executive president (general manager representing Chinese shareholder) of 珠海摩天宇發動機維修有限公司 (MTU Maintenance Zhuhai Co., Limited), office director of China Southern Airlines Holding Company and president of 重慶航空有限公司 (Chongqing Airlines Company Limited). From December 2007 to May 2009, he served as chief engineer and general manager of the Aircraft Engineering Department of China Southern Airlines Company Limited. From May 2009 to December 2009, he was appointed as president of the Beijing Branch of the Company and was the president of Shanghai Airlines from January 2010 to December 2011. He served as the chairman and executive director of Shanghai Airlines Co., Limited ( 上海航空股份有限公司) from January 2012 to January 2018 and a vice president of the Company from February 2010 to March 2019. He was appointed a party member of CEA Holding in May 2011. He served as a Director of the Company from June 2012 to August 2018 and a vice president of CEA Holding from December 2016 to February 2019. Since February 2019, he served as a director and vice party secretary of CEA Holding, and has served as vice party secretary of the Company since March 2019 and as a Director of the Company since May 2019. Mr. Tang graduated from Nanjing University of Aeronautics and Astronautics majoring in electrical technology. He obtained a Master of Business Administration degree from the Administration Institute of Sun Yat- sen University, an Executive Master of Business Administration degree from the School of Economics and Management of Tsinghua University and a doctoral degree in national economics from the Graduate School of Chinese Academy of Social Sciences. He is also a qualified senior engineer. 63Report of the Directors Mr. Liu Shaoyong, is currently the Chairman and party secretary of the Company and Chairman and party secretary of CEA Holding. Born in November 1958, Mr. Liu joined the civil aviation industry in 1978 and was appointed as vice president of China General Aviation Corporation, deputy director of Shanxi Provincial Civil Aviation Administration of the PRC, general manager of the Shanxi Branch of the Company, and director general of Flight Standard Department of CAAC. Mr. Liu served as President of the Company from December 2000 to October 2002, vice minister of the CAAC from October 2002 to August 2004, president of China Southern Air Holding Company from August 2004 to December 2008, chairman of China Southern Airlines Co., Limited from November 2004 to December 2008. Mr. Liu served as president and vice party secretary of CEA Holding from December 2008 to December 2016, and became the Chairman of the Company since February 2009. He served as the Chairman and party secretary of CEA Holding since December 2016 and the party secretary of the Company since December 2017. Mr. Liu is also currently the member of the 13th National Committee of the Chinese People’s Political Consultative Conference, the council member of International Air Transport Association, and the vice chairman of International Advisory Board of School of Management, Fudan University. Mr. Liu graduated from the China Civil Aviation Flight College and obtained a Master of Business Administration degree from Tsinghua University. He holds the title of commanding (senior) pilot. Mr. Li Yangmin, is currently the vice chairman, president and vice party secretary of the Company, and a director, the president and vice party secretary of CEA Holding. Born in August 1963, Mr. Li joined the civil aviation industry in 1985. He was previously deputy general manager of the aircraft maintenance base and the manager of air route department ( 航線部) of Northwest Company ( 西北航空 公司), general manager of the aircraft maintenance base of China Eastern Air Northwest Branch Company and vice president of China Eastern Air Northwest Branch Company. From October 2005 to March 2019, he has also been a vice president of the Company. He served as Safety Director of the Company from July 2010 to December 2012. He has become a party member of CEA Holding since May 2011. He was a Director of the Company from June 2011 to August 2018 and served as the party secretary of the Company from June 2011 to December 2017. He served as the vice party secretary of CEA Holding since August 2016 and the vice president of CEA Holding from August 2016 to February 2019. Since December 2017, he served as the vice party secretary of the Company. He has served as a director and the president of CEA Holding since February 2019 and the President of the Company since March 2019. He has served as the vice chairman of the Company since May 2019 and vice president of China Association for Public Companies since August 2019. Since November 2019, he has served as a director of Juneyao Airlines. Mr. Li graduated from the Civil Aviation University of China and Northwestern Polytechnical University with master’s degrees and obtained an Executive Master of Business Administration degree from Fudan University. He is also a qualified professor-level senior engineer. Mr. Tang Bing, is currently a Director and vice party secretary of the Company and a director and vice party secretary of CEA Holding. Born in February 1967, Mr. Tang joined the civil aviation industry in 1993. He served as vice executive president (general manager representing Chinese shareholder) of 珠海摩天宇發動機維修有限公司 (MTU Maintenance Zhuhai Co., Limited), office director of China Southern Airlines Holding Company and president of 重慶航空有限公司 (Chongqing Airlines Company Limited). From December 2007 to May 2009, he served as chief engineer and general manager of the Aircraft Engineering Department of China Southern Airlines Company Limited. From May 2009 to December 2009, he was appointed as president of the Beijing Branch of the Company and was the president of Shanghai Airlines from January 2010 to December 2011. He served as the chairman and executive director of Shanghai Airlines Co., Limited ( 上海航空股份有限公司) from January 2012 to January 2018 and a vice president of the Company from February 2010 to March 2019. He was appointed a party member of CEA Holding in May 2011. He served as a Director of the Company from June 2012 to August 2018 and a vice president of CEA Holding from December 2016 to February 2019. Since February 2019, he served as a director and vice party secretary of CEA Holding, and has served as vice party secretary of the Company since March 2019 and as a Director of the Company since May 2019. Mr. Tang graduated from Nanjing University of Aeronautics and Astronautics majoring in electrical technology. He obtained a Master of Business Administration degree from the Administration Institute of Sun Yat- sen University, an Executive Master of Business Administration degree from the School of Economics and Management of Tsinghua University and a doctoral degree in national economics from the Graduate School of Chinese Academy of Social Sciences. He is also a qualified senior engineer. 63

Report of the Directors Mr. Wang Junjin, is currently a Director of the Company, the chairman of Shanghai Juneyao (Group) Co., Ltd., the chairman of Shanghai Juneyao Airlines Co., Ltd., the chairman of Shanghai Aijian Group Co., Ltd., the chairman of Jiangsu Wuxi Commercial Building Group Co., Ltd., the chairman of Shanghai World Foreign Language Primary and Middle Schools, a vice president of China Glory Society, a vice chairman (vice president) of Shanghai Federation of Industry and Commerce (General Chamber of Commerce), and the president of Shanghai Zhejiang Chamber of Commerce. Mr. Wang served as a manager, deputy general manager and general manager of Wenzhou Tianlong Chartered Aircraft Industry Co., Ltd., the general manager of Juneyao Group Aviation Services Co., Ltd., a vice president, vice chairman and president of Shanghai Juneyao (Group) Co., Ltd., a member of the 11th and 13th National Committee of the CPPCC and a representative of the 12th National People’s Congress. On 24 October 2018, Mr. Wang was selected into the List of 100 Outstanding Private Entrepreneurs in the 40 Years of Reform and Opening Up by the United Front Work Department of the Central Government and the All-China Federation of Industry and Commerce. Mr. Wang obtained a Master of Business Administration and has a postgraduate degree. Mr. Lin Wanli, is currently an independent non-executive Director of the Company. Born in December 1961, Mr. Lin is currently an external director of Central Enterprise. Mr. Lin served as a vice party secretary and secretary of the disciplinary committee of the Tunnel Bureau of Ministry of Railways from December 1995 to March 2001, the vice chairman and party secretary of China Railway Tunnel Group Co., Ltd. from April 2001 to December 2006, and a vice party secretary, secretary of the disciplinary committee and chairman of the labour union of China Northern Locomotive and Rolling Stock Industry (Group) Corporation from January 2007 to August 2013. He served as the president and party secretary of China Railway Materials Commercial Corporation and the chairman and party secretary of China Railway Materials Co., Ltd. from August 2013 to June 2015, a director and party secretary of China National Aviation Fuel Group Corporation from July 2015 to November 2016, and the chairman of China Aviation Oil (Singapore) Corporation Ltd. from August 2015 to February 2017. Since November 2016, he has served as an external director of Central Enterprise. Since February 2017, he has served as an external director of China National Agricultural Development Group Co., Ltd. Since January 2018, he has served as a non-executive director of China Construction Science & Technology Group Co., Ltd. Since August 2018, he has served as an independent non-executive Director of the Company. Mr. Lin graduated from the Economics Faculty of Shandong University and obtained an executive master’s degree in business administration from Tsinghua University. He is a researcher-level senior political work specialist and senior economist. Mr. Shao Ruiqing, is currently an independent non-executive Director of the Company. Born in September 1957, Mr. Shao currently serves as a professor in accounting and a PhD supervisor at the Shanghai Lixin University of Commerce. Mr. Shao served as the deputy dean and dean of the School of Economics and Management of Shanghai Maritime University and the deputy dean of Shanghai Lixin University of Commerce. Mr. Shao was awarded the special allowance by the State Council of the PRC in 1995. He is currently consultant professional of the Committee for Accounting Standards of the Ministry of Finance, the deputy head of Accounting Society of China, a consultative committee member of the Ministry of Transport, as an expert in finance and accounting, and the deputy head of China Association of Communications Accountancy. Mr. Shao successively graduated from Shanghai Maritime University, Shanghai University of Finance and Economics and Tongji University with a bachelor’s degree in economics, and master’s and doctoral degrees in management. Mr. Shao has spent two and a half years studying and being a senior visiting scholar in the U.K. and Australia. Mr. Shao has served as an independent non-executive Director of the Company since June 2015. Mr. Shao is also an independent non- executive director of China Everbright Bank Co., Ltd and an independent director of Shanghai International Port (Group) Co., Ltd, Huayu Automotive Systems Company Limited and Tibet Urban Development And Investment Co., Ltd. China Eastern Airlines Corporation Limited 2019 Annual Report 64Report of the Directors Mr. Wang Junjin, is currently a Director of the Company, the chairman of Shanghai Juneyao (Group) Co., Ltd., the chairman of Shanghai Juneyao Airlines Co., Ltd., the chairman of Shanghai Aijian Group Co., Ltd., the chairman of Jiangsu Wuxi Commercial Building Group Co., Ltd., the chairman of Shanghai World Foreign Language Primary and Middle Schools, a vice president of China Glory Society, a vice chairman (vice president) of Shanghai Federation of Industry and Commerce (General Chamber of Commerce), and the president of Shanghai Zhejiang Chamber of Commerce. Mr. Wang served as a manager, deputy general manager and general manager of Wenzhou Tianlong Chartered Aircraft Industry Co., Ltd., the general manager of Juneyao Group Aviation Services Co., Ltd., a vice president, vice chairman and president of Shanghai Juneyao (Group) Co., Ltd., a member of the 11th and 13th National Committee of the CPPCC and a representative of the 12th National People’s Congress. On 24 October 2018, Mr. Wang was selected into the List of 100 Outstanding Private Entrepreneurs in the 40 Years of Reform and Opening Up by the United Front Work Department of the Central Government and the All-China Federation of Industry and Commerce. Mr. Wang obtained a Master of Business Administration and has a postgraduate degree. Mr. Lin Wanli, is currently an independent non-executive Director of the Company. Born in December 1961, Mr. Lin is currently an external director of Central Enterprise. Mr. Lin served as a vice party secretary and secretary of the disciplinary committee of the Tunnel Bureau of Ministry of Railways from December 1995 to March 2001, the vice chairman and party secretary of China Railway Tunnel Group Co., Ltd. from April 2001 to December 2006, and a vice party secretary, secretary of the disciplinary committee and chairman of the labour union of China Northern Locomotive and Rolling Stock Industry (Group) Corporation from January 2007 to August 2013. He served as the president and party secretary of China Railway Materials Commercial Corporation and the chairman and party secretary of China Railway Materials Co., Ltd. from August 2013 to June 2015, a director and party secretary of China National Aviation Fuel Group Corporation from July 2015 to November 2016, and the chairman of China Aviation Oil (Singapore) Corporation Ltd. from August 2015 to February 2017. Since November 2016, he has served as an external director of Central Enterprise. Since February 2017, he has served as an external director of China National Agricultural Development Group Co., Ltd. Since January 2018, he has served as a non-executive director of China Construction Science & Technology Group Co., Ltd. Since August 2018, he has served as an independent non-executive Director of the Company. Mr. Lin graduated from the Economics Faculty of Shandong University and obtained an executive master’s degree in business administration from Tsinghua University. He is a researcher-level senior political work specialist and senior economist. Mr. Shao Ruiqing, is currently an independent non-executive Director of the Company. Born in September 1957, Mr. Shao currently serves as a professor in accounting and a PhD supervisor at the Shanghai Lixin University of Commerce. Mr. Shao served as the deputy dean and dean of the School of Economics and Management of Shanghai Maritime University and the deputy dean of Shanghai Lixin University of Commerce. Mr. Shao was awarded the special allowance by the State Council of the PRC in 1995. He is currently consultant professional of the Committee for Accounting Standards of the Ministry of Finance, the deputy head of Accounting Society of China, a consultative committee member of the Ministry of Transport, as an expert in finance and accounting, and the deputy head of China Association of Communications Accountancy. Mr. Shao successively graduated from Shanghai Maritime University, Shanghai University of Finance and Economics and Tongji University with a bachelor’s degree in economics, and master’s and doctoral degrees in management. Mr. Shao has spent two and a half years studying and being a senior visiting scholar in the U.K. and Australia. Mr. Shao has served as an independent non-executive Director of the Company since June 2015. Mr. Shao is also an independent non- executive director of China Everbright Bank Co., Ltd and an independent director of Shanghai International Port (Group) Co., Ltd, Huayu Automotive Systems Company Limited and Tibet Urban Development And Investment Co., Ltd. China Eastern Airlines Corporation Limited 2019 Annual Report 64

Report of the Directors Mr. Cai Hongping, is currently an independent non-executive Director of the Company. Born in December 1954, Mr. Cai currently serves as the chairman of AGIC Capital. He is a resident of Hong Kong, special administrative region of China. He worked for Sinopec Shanghai Petrochemical Company Limited (“Sinopec Shanghai”) from 1987 to 1993. He participated in the listing of Sinopec Shanghai in Hong Kong and the United States (the first company of the PRC to be listed in the stock exchanges of Hong Kong and the United States) and is one of the founders of H shares in the PRC. From 1992 to 1996, he acted as a member of the Overseas Listing Team for Chinese Enterprises under the Restructuring Committee of the State Council and the chairman of the Joint Committee of Board Secretaries for H Share Companies in the PRC. He served as a joint director of the investment banking division of Peregrine Investments Holdings Limited in Asia from 1996 to 2006, chairman of the investment banking division of UBS AG in Asia from 2006 to 2010, chairman of Deutsche Bank in the Asia Pacific region from 2010 to 2015 and chairman of AGIC Capital since February 2015. Since June 2016, Mr. Cai has served as an independent non-executive Director of the Company. Mr. Cai is also an independent non- executive director of COSCO SHIPPING Development Co., Ltd., an independent director of Shanghai Pudong Development Bank Co., Ltd and an external director of China National Machinery Industry Corporation. Mr. Cai graduated from Fudan University, majoring in mass communications. Mr. Dong Xuebo, is currently an independent non-executive Director of the Company. Born in February 1954, Mr. Dong served as the deputy mayor of Luoyang City, Henan Province, deputy director of the comprehensive planning department and director of the comprehensive programming department of the Ministry of Transport, assistant to the president of China Merchants Group, general manager of Huajian Transportation Economic Development Center, assistant to the president of China Merchants Group, executive vice chairman, director, CEO and party secretary of China Merchants Highway, and general counsel of China Merchants Group. Currently, Mr. Dong is also an external director of China National Machinery Industry Corporation. Mr. Dong obtained a postgraduate degree. Mr. Yuan Jun, is currently an employee representative Director and chairman of the labour union of the Company and an employee representative director and chairman of the labour union of CEA Holding. Mr. Yuan entered civil aviation industry in 1997. From May 2007 to October 2011, Mr. Yuan was the deputy head and head of Work Department of Party Committee of the Company. From October 2011 to May 2016, he was the general manager of Human Resources Department of the Company. From July 2014 to March 2018, he served as the chief human resources officer of the Company. From June 2015 to September 2016, he concurrently served as the general manager of Ground Services Department and the deputy secretary of Party Committee of the Company. From September 2016 to October 2018, he served as the head of Human Resources Department of CEA Holding. He has served as an employee representative director of CEA Holding from December 2017, an employee representative Director of the Company since February 2018, the chairman of the labour union of the Company since April 2018 and the chairman of the labour union of CEA Holding since May 2018. Mr. Yuan is also the vice president of the Shanghai Technician Association. Mr. Yuan holds an executive master’s degree in business administration from Fudan University and a senior political work specialist title. Mr. Xi Sheng, is currently the chairman of Supervisory Committee of the Company, vice president, party member, chief auditor and director of audit department of CEA Holding. Mr. Xi served as the deputy head of the foreign affairs department II of the foreign funds utilization and application audit department and the head of the liaison and reception office of the foreign affairs department of the National Audit Office of the PRC and the deputy head of the PRC Audit Institute (中國審計事務所). He was also the deputy head and head of the fixed assets investment audit department of the National Audit Office of the PRC, and the party secretary and a special commissioner of the Harbin office of the National Audit Office of the PRC. He served as the head of the personnel and education department of the National Audit Office of the PRC from January 2007 to September 2009. He was the head of the audit department of CEA Holding from September 2009 to November 2012. Mr. Xi has served as the chief auditor of CEA Holding since September 2009. Since June 2012, he has been a Supervisor of the Company. Since June 2016, he has been the chairman of Supervisory Committee of the Company. He served as the head of the audit department of CEA Holding from December 2017 to November 2018 and since January 2018, the vice president and party member of CEA Holding. Since November 2018, he has served as the director of audit department of CEA Holding. Mr. Xi is also the council member of China Institute of Internal Audit and vice chairman of the 2nd session of supervisory committee of China Association for Public Companies. Mr. Xi graduated from Jiangxi University of Finance and Economics with undergraduate education background. He is a senior auditor, a Chinese Certified Public Accountant (CPA) and an International Certified Internal Auditor (CIA). 65Report of the Directors Mr. Cai Hongping, is currently an independent non-executive Director of the Company. Born in December 1954, Mr. Cai currently serves as the chairman of AGIC Capital. He is a resident of Hong Kong, special administrative region of China. He worked for Sinopec Shanghai Petrochemical Company Limited (“Sinopec Shanghai”) from 1987 to 1993. He participated in the listing of Sinopec Shanghai in Hong Kong and the United States (the first company of the PRC to be listed in the stock exchanges of Hong Kong and the United States) and is one of the founders of H shares in the PRC. From 1992 to 1996, he acted as a member of the Overseas Listing Team for Chinese Enterprises under the Restructuring Committee of the State Council and the chairman of the Joint Committee of Board Secretaries for H Share Companies in the PRC. He served as a joint director of the investment banking division of Peregrine Investments Holdings Limited in Asia from 1996 to 2006, chairman of the investment banking division of UBS AG in Asia from 2006 to 2010, chairman of Deutsche Bank in the Asia Pacific region from 2010 to 2015 and chairman of AGIC Capital since February 2015. Since June 2016, Mr. Cai has served as an independent non-executive Director of the Company. Mr. Cai is also an independent non- executive director of COSCO SHIPPING Development Co., Ltd., an independent director of Shanghai Pudong Development Bank Co., Ltd and an external director of China National Machinery Industry Corporation. Mr. Cai graduated from Fudan University, majoring in mass communications. Mr. Dong Xuebo, is currently an independent non-executive Director of the Company. Born in February 1954, Mr. Dong served as the deputy mayor of Luoyang City, Henan Province, deputy director of the comprehensive planning department and director of the comprehensive programming department of the Ministry of Transport, assistant to the president of China Merchants Group, general manager of Huajian Transportation Economic Development Center, assistant to the president of China Merchants Group, executive vice chairman, director, CEO and party secretary of China Merchants Highway, and general counsel of China Merchants Group. Currently, Mr. Dong is also an external director of China National Machinery Industry Corporation. Mr. Dong obtained a postgraduate degree. Mr. Yuan Jun, is currently an employee representative Director and chairman of the labour union of the Company and an employee representative director and chairman of the labour union of CEA Holding. Mr. Yuan entered civil aviation industry in 1997. From May 2007 to October 2011, Mr. Yuan was the deputy head and head of Work Department of Party Committee of the Company. From October 2011 to May 2016, he was the general manager of Human Resources Department of the Company. From July 2014 to March 2018, he served as the chief human resources officer of the Company. From June 2015 to September 2016, he concurrently served as the general manager of Ground Services Department and the deputy secretary of Party Committee of the Company. From September 2016 to October 2018, he served as the head of Human Resources Department of CEA Holding. He has served as an employee representative director of CEA Holding from December 2017, an employee representative Director of the Company since February 2018, the chairman of the labour union of the Company since April 2018 and the chairman of the labour union of CEA Holding since May 2018. Mr. Yuan is also the vice president of the Shanghai Technician Association. Mr. Yuan holds an executive master’s degree in business administration from Fudan University and a senior political work specialist title. Mr. Xi Sheng, is currently the chairman of Supervisory Committee of the Company, vice president, party member, chief auditor and director of audit department of CEA Holding. Mr. Xi served as the deputy head of the foreign affairs department II of the foreign funds utilization and application audit department and the head of the liaison and reception office of the foreign affairs department of the National Audit Office of the PRC and the deputy head of the PRC Audit Institute (中國審計事務所). He was also the deputy head and head of the fixed assets investment audit department of the National Audit Office of the PRC, and the party secretary and a special commissioner of the Harbin office of the National Audit Office of the PRC. He served as the head of the personnel and education department of the National Audit Office of the PRC from January 2007 to September 2009. He was the head of the audit department of CEA Holding from September 2009 to November 2012. Mr. Xi has served as the chief auditor of CEA Holding since September 2009. Since June 2012, he has been a Supervisor of the Company. Since June 2016, he has been the chairman of Supervisory Committee of the Company. He served as the head of the audit department of CEA Holding from December 2017 to November 2018 and since January 2018, the vice president and party member of CEA Holding. Since November 2018, he has served as the director of audit department of CEA Holding. Mr. Xi is also the council member of China Institute of Internal Audit and vice chairman of the 2nd session of supervisory committee of China Association for Public Companies. Mr. Xi graduated from Jiangxi University of Finance and Economics with undergraduate education background. He is a senior auditor, a Chinese Certified Public Accountant (CPA) and an International Certified Internal Auditor (CIA). 65

Report of the Directors Mr. Gao Feng, is currently an employee representative Supervisor, executive vice chairman of the labour union and director of the labour union office of the Company and the vice chairman of the labour union of CEA Holding. Mr. Gao joined the civil aviation industry in 1984 and worked in China General Aviation Corporation. He served as a vice party secretary, secretary of the disciplinary committee and chairman of the labour union of the Shanxi Branch of the Company. He served as the party secretary of the Shanxi Branch of the Company from July 2009 to January 2014 and the party secretary, vice president and executive vice president of China United Airlines Co., Ltd. from January 2014 to October 2015. He has served as the executive vice chairman of the labour union of the Company since October 2015, the director of the labour union office of the Company since June 2016, an employee representative Supervisor of the Company since August 2018 and the vice chairman of the labour union of CEA Holding from November 2018 to December 2019. He has been a member of party committee and deputy chief commander of the construction and operation command department of Party Committee of CEA Holding (CEA Corporation) in Beijing Daxing International Airport since November 2019. Mr. Gao graduated from the Central Party School of the Communist Party of China majoring in economic management, and obtained an executive master’s degree in business administration from Fudan University. He obtained a senior political work specialist title. Mr. Fang Zhaoya, is currently a Supervisor of the Company and the head of the strategic development department of CEA Holding. Mr. Fang joined the civil aviation industry in July 1989. He served as the director of the time control office of the production planning department and the director of the A310/300 workshop of the route department of the maintenance base of China Northwest Airlines Co., Ltd., and the deputy director of the technical maintenance control centre (TMCC) for production of the route department and the deputy head of the quality control department of the maintenance base of the Northwest Branch of the Company. He served as the manager of the production planning centre of the maintenance management department of China Eastern Air Engineering & Technique Co., Ltd. from September 2006 to August 2009, the manager of the business development department of China Eastern Air Engineering & Technique Co., Ltd. from August 2009 to July 2010, the manager of the aircraft selection and lease and sales management department of China Eastern Air Engineering & Technique Co., Ltd. from August 2010 to May 2015, the deputy general manager of China Eastern Air Engineering & Technique Co., Ltd. from May 2015 to June 2017, and the general manager of the planning department of the Company from June 2017 to April 2019. He has been the head of the strategic development department of CEA Holding since April 2019 and a Supervisor of the Company since December 2019. Mr. Fang graduated from the Department of Aviation Machinery of China Civil Aviation Institute majored in thermal power machinery and equipment. He obtained a master’s degree from the Northwestern Polytechnical University majored in aviation engineering, and holds the title of an engineer. Mr. Wu Yongliang, is currently a vice president and chief financial officer of the Company, and vice president, chief accountant and party member of CEA Holding. Mr. Wu joined the civil aviation industry in 1984 and served as deputy head and subsequently head of the Finance Department of the Company, head of Planning and Finance Department of the Company and head of the Finance Department of CEA Holding. From April 2001 to March 2009, he served as deputy chief accountant and head of the Finance Department of CEA Holding. From March 2009 onwards, he has served as chief financial officer of the Company. He has been a vice president of the Company since December 2011. He has been a vice president and party member of CEA Holding since November 2017. Since June 2018, he has served as the chief accountant of CEA Holding. Mr. Wu graduated from the Faculty of Economic Management of Civil Aviation University of China, majoring in planning and finance. He also graduated from Fudan University, majoring in business administration. Mr. Wu holds an MBA degree and is a certified accountant. China Eastern Airlines Corporation Limited 2019 Annual Report 66Report of the Directors Mr. Gao Feng, is currently an employee representative Supervisor, executive vice chairman of the labour union and director of the labour union office of the Company and the vice chairman of the labour union of CEA Holding. Mr. Gao joined the civil aviation industry in 1984 and worked in China General Aviation Corporation. He served as a vice party secretary, secretary of the disciplinary committee and chairman of the labour union of the Shanxi Branch of the Company. He served as the party secretary of the Shanxi Branch of the Company from July 2009 to January 2014 and the party secretary, vice president and executive vice president of China United Airlines Co., Ltd. from January 2014 to October 2015. He has served as the executive vice chairman of the labour union of the Company since October 2015, the director of the labour union office of the Company since June 2016, an employee representative Supervisor of the Company since August 2018 and the vice chairman of the labour union of CEA Holding from November 2018 to December 2019. He has been a member of party committee and deputy chief commander of the construction and operation command department of Party Committee of CEA Holding (CEA Corporation) in Beijing Daxing International Airport since November 2019. Mr. Gao graduated from the Central Party School of the Communist Party of China majoring in economic management, and obtained an executive master’s degree in business administration from Fudan University. He obtained a senior political work specialist title. Mr. Fang Zhaoya, is currently a Supervisor of the Company and the head of the strategic development department of CEA Holding. Mr. Fang joined the civil aviation industry in July 1989. He served as the director of the time control office of the production planning department and the director of the A310/300 workshop of the route department of the maintenance base of China Northwest Airlines Co., Ltd., and the deputy director of the technical maintenance control centre (TMCC) for production of the route department and the deputy head of the quality control department of the maintenance base of the Northwest Branch of the Company. He served as the manager of the production planning centre of the maintenance management department of China Eastern Air Engineering & Technique Co., Ltd. from September 2006 to August 2009, the manager of the business development department of China Eastern Air Engineering & Technique Co., Ltd. from August 2009 to July 2010, the manager of the aircraft selection and lease and sales management department of China Eastern Air Engineering & Technique Co., Ltd. from August 2010 to May 2015, the deputy general manager of China Eastern Air Engineering & Technique Co., Ltd. from May 2015 to June 2017, and the general manager of the planning department of the Company from June 2017 to April 2019. He has been the head of the strategic development department of CEA Holding since April 2019 and a Supervisor of the Company since December 2019. Mr. Fang graduated from the Department of Aviation Machinery of China Civil Aviation Institute majored in thermal power machinery and equipment. He obtained a master’s degree from the Northwestern Polytechnical University majored in aviation engineering, and holds the title of an engineer. Mr. Wu Yongliang, is currently a vice president and chief financial officer of the Company, and vice president, chief accountant and party member of CEA Holding. Mr. Wu joined the civil aviation industry in 1984 and served as deputy head and subsequently head of the Finance Department of the Company, head of Planning and Finance Department of the Company and head of the Finance Department of CEA Holding. From April 2001 to March 2009, he served as deputy chief accountant and head of the Finance Department of CEA Holding. From March 2009 onwards, he has served as chief financial officer of the Company. He has been a vice president of the Company since December 2011. He has been a vice president and party member of CEA Holding since November 2017. Since June 2018, he has served as the chief accountant of CEA Holding. Mr. Wu graduated from the Faculty of Economic Management of Civil Aviation University of China, majoring in planning and finance. He also graduated from Fudan University, majoring in business administration. Mr. Wu holds an MBA degree and is a certified accountant. China Eastern Airlines Corporation Limited 2019 Annual Report 66

Report of the Directors Mr. Feng Dehua, is currently the vice president of the Company, vice president and party member of CEA Holdings. Mr. Fung joined the civil aviation industry in 1989 and has successively worked in China General Aviation Corporation, the Shanxi Branch of the Company and the sales and marketing system of the Company. From May 2009 to August 2009, Mr. Feng was the executive vice president for sales and marketing of passenger transportation department of the Company. From August 2009 to November 2011, he was the party secretary and vice president for sales and marketing of passenger transportation department of the Company. From November 2011 to August 2014, he was the president and deputy party secretary of the Beijing Branch of the Company. From August 2014 to December 2017, he was the secretary of the disciplinary committee of the Company. From September 2014 to January 2019, he has been the deputy head of party disciplinary inspection group of CEA Holding. Since December 2017, he has been a vice president of the Company. Since December 2019, he is a party member and vice president of CEA Holdings. Mr. Feng graduated from Shanxi Finance and Economics Institute, majoring in commercial business management and obtained an executive master’s degree in business administration from Fudan University. He is qualified as a senior economist. Mr. Cheng Guowei, is currently the vice president of the Company, vice president and party member of CEA Holdings. Mr. Cheng joined the civil aviation industry in 1994 and served as the deputy chief engineer, chief engineer, director of flight maintenance and general manager of the flight maintenance engineering department of Shanghai Airlines Co., Limited of Shanghai Airlines Co., Limited from April 2005 to March 2010, the vice president of Shanghai Airlines Co., Limited from March 2010 to November 2010, the vice president and safety director of Shanghai Airlines Co., Limited from November 2010 to August 2011, the vice president, safety director and secretary of the disciplinary committee of Shanghai Airlines Co., Limited from August 2011 to July 2013, and the party secretary and vice president of Shanghai Airlines Co., Limited from July 2013 to September 2016. He served as the party secretary and vice president of the Northwest Branch of the Company from September 2016 to August 2017, and the president and vice party secretary of the Northwest Branch of the Company from August 2017 to November 2018. He served as the general manager and vice party secretary of China Eastern Airlines Technology Co., Ltd. from November 2018 to December 2019. He has served as the vice president and party member of CEA Holding since December 2019. He has served as the vice president of the Company since January 2020 and the safety director of the Company and CEA Holding since February 2020. Mr. Cheng graduated from Nanjing University of Aeronautics and Astronautics majoring in aerodynamics and obtained a Master of Business Administration degree jointly offered by Beijing University of Technology and American City University. He holds the title of senior engineer. Mr. Jiang Jiang, is currently a vice president of the Company. Mr. Jiang joined the civil aviation industry in 1986, and has successively worked in the Civil Aviation Industry Airline Corporation and China General Aviation Corporation. From June 1999 to April 2005, he served as the deputy manager and manager of the flight division of the Shanxi Branch of the Company. From April 2005 to July 2010, he was the deputy general manager of the Shanxi Branch. From July 2010 to June 2014, he served as the general manager and the deputy secretary of the party committee of the Shanxi Branch. From June 2014 to December 2016, he served as the deputy secretary of the party committee of China Eastern Airlines Wuhan Limited. He served as director and general manager of China Eastern Airlines Wuhan Limited from June 2014 to April 2017. From December 2016 to February 2017, he has served as the person-in-charge of the safety operation management of the Company. Since February 2017, he has served as a vice president of the Company. Since May 2019, he has served as the Chairman of China Eastern Airlines Wuhan Limited. Mr. Jiang graduated from the Flight College of Civil Aviation Flight University of China, majoring in aviation transportation and obtained an Executive Master of Business Administration degree from Fudan University. He has the professional title of senior pilot. 67Report of the Directors Mr. Feng Dehua, is currently the vice president of the Company, vice president and party member of CEA Holdings. Mr. Fung joined the civil aviation industry in 1989 and has successively worked in China General Aviation Corporation, the Shanxi Branch of the Company and the sales and marketing system of the Company. From May 2009 to August 2009, Mr. Feng was the executive vice president for sales and marketing of passenger transportation department of the Company. From August 2009 to November 2011, he was the party secretary and vice president for sales and marketing of passenger transportation department of the Company. From November 2011 to August 2014, he was the president and deputy party secretary of the Beijing Branch of the Company. From August 2014 to December 2017, he was the secretary of the disciplinary committee of the Company. From September 2014 to January 2019, he has been the deputy head of party disciplinary inspection group of CEA Holding. Since December 2017, he has been a vice president of the Company. Since December 2019, he is a party member and vice president of CEA Holdings. Mr. Feng graduated from Shanxi Finance and Economics Institute, majoring in commercial business management and obtained an executive master’s degree in business administration from Fudan University. He is qualified as a senior economist. Mr. Cheng Guowei, is currently the vice president of the Company, vice president and party member of CEA Holdings. Mr. Cheng joined the civil aviation industry in 1994 and served as the deputy chief engineer, chief engineer, director of flight maintenance and general manager of the flight maintenance engineering department of Shanghai Airlines Co., Limited of Shanghai Airlines Co., Limited from April 2005 to March 2010, the vice president of Shanghai Airlines Co., Limited from March 2010 to November 2010, the vice president and safety director of Shanghai Airlines Co., Limited from November 2010 to August 2011, the vice president, safety director and secretary of the disciplinary committee of Shanghai Airlines Co., Limited from August 2011 to July 2013, and the party secretary and vice president of Shanghai Airlines Co., Limited from July 2013 to September 2016. He served as the party secretary and vice president of the Northwest Branch of the Company from September 2016 to August 2017, and the president and vice party secretary of the Northwest Branch of the Company from August 2017 to November 2018. He served as the general manager and vice party secretary of China Eastern Airlines Technology Co., Ltd. from November 2018 to December 2019. He has served as the vice president and party member of CEA Holding since December 2019. He has served as the vice president of the Company since January 2020 and the safety director of the Company and CEA Holding since February 2020. Mr. Cheng graduated from Nanjing University of Aeronautics and Astronautics majoring in aerodynamics and obtained a Master of Business Administration degree jointly offered by Beijing University of Technology and American City University. He holds the title of senior engineer. Mr. Jiang Jiang, is currently a vice president of the Company. Mr. Jiang joined the civil aviation industry in 1986, and has successively worked in the Civil Aviation Industry Airline Corporation and China General Aviation Corporation. From June 1999 to April 2005, he served as the deputy manager and manager of the flight division of the Shanxi Branch of the Company. From April 2005 to July 2010, he was the deputy general manager of the Shanxi Branch. From July 2010 to June 2014, he served as the general manager and the deputy secretary of the party committee of the Shanxi Branch. From June 2014 to December 2016, he served as the deputy secretary of the party committee of China Eastern Airlines Wuhan Limited. He served as director and general manager of China Eastern Airlines Wuhan Limited from June 2014 to April 2017. From December 2016 to February 2017, he has served as the person-in-charge of the safety operation management of the Company. Since February 2017, he has served as a vice president of the Company. Since May 2019, he has served as the Chairman of China Eastern Airlines Wuhan Limited. Mr. Jiang graduated from the Flight College of Civil Aviation Flight University of China, majoring in aviation transportation and obtained an Executive Master of Business Administration degree from Fudan University. He has the professional title of senior pilot. 67

Report of the Directors Mr. Wang Jian, is currently the Company’s Board secretary and head of the Board office. Mr. Wang joined the Company in 1995 and served as deputy head of the Company’s office and deputy general manager of the Shanghai Business Office of the Company. From September 2006 to May 2009, he was the deputy general manager in the Shanghai Base of China Southern Airlines Company Limited. He served as the head of the Board office of the Company and a representative of the Company’s Securities affairs from May 2009 to April 2012. He has served as the Board secretary of the Company since April 2012. He also served as the head of the Board office of the Company from April 2014 to May 2016. He served as a director and the general manager of Eastern Airlines Industry Investment from November 2016 to February 2019. He has also served as the head of the Board office of the Company since May 2018. He has served as the chairman of Eastern Airlines Industry Investment since February 2019. During his term as secretary to the Board and his relevant work, he designed and promoted to implement several capital and strategic projects of the Company. Mr. Wang graduated from Shanghai Jiao Tong University and has a Master of Business Administration postgraduate degree from East China University of Science and Technology and an Executive Master of Business Administration degree from Tsinghua University. Mr. Ma Xulun, was the vice chairman, president and vice party committee secretary of the Company, vice chairman, president and vice party secretary of CEA Holding during the Reporting Period. Mr. Ma was previously vice president of China Commodities Storing and Transportation Corporation, deputy director general of the Finance Department of the CAAC and vice president of Air China Corporation Limited. In 2002, after the restructuring of civil aviation industry he was appointed as vice president of general affairs of Air China Corporation Limited. Mr. Ma served as president and deputy party secretary of Air China Corporation Limited from September 2004 to January 2007. Mr. Ma became a party member of China National Aviation Holding Company from December 2004 to December 2008, and deputy general manager of China National Aviation Holding Company from January 2007 to December 2008. Mr. Ma served as the president and deputy party secretary of the Company from December 2008 to February 2019 and deputy party secretary of CEA Holding from December 2008 to November 2011. Mr. Ma was a Director of the Company from February 2009 to February 2019. Mr. Ma served as vice president of the Company from November 2011 to February 2019. He served as party secretary and vice president of CEA Holding from November 2011 to December 2016. He served as vice chairman, president and vice party secretary of CEA Holding from December 2016 to February 2019. Mr. Ma is also currently the deputy president of China Association for public companies. Mr. Ma graduated from Shanxi University of Finance and Economics and Huazhong University of Science and Technology. Mr. Ma holds a master’s degree and is a PRC Certified Public Accountant (CPA). Mr. Li Ruoshan, was an independent non-executive Director of the Company during the Reporting Period. Mr. Li is currently a professor and PhD supervisor of the Accounting Department of the School of Management of Fudan University. In 2001, Mr. Li was awarded the “The Best 10 Independent Directors in China” by the Shanghai Stock Exchange. Mr. Li graduated from Xiamen University, majoring in accounting and obtained the first doctoral degree in auditing in the PRC. He has studied abroad in the Katholieke Universiteit Leuven in Belgium and the Massachusetts Institute of Technology in the United States and other famous universities. Mr. Li was a deputy director of the Accounting Department of the School of Economics and a deputy dean of the School of Economics and of Xiamen University; and a deputy dean of the School of Management, director of the Accounting Department, director of the Financial Department of Fudan University, a member of the Consultant Professional Committee for Listed Companies of the Shanghai Stock Exchange and a consultant professional of the Committee for Accounting Standards of the Ministry of Finance. Mr. Li has been an independent non-executive Director of the Company from June 2013 to December 2019. He is also the independent director of companies such as SAIC Motor Corporation Limited, Shenzhen Yantian Port Chukong Logistics Co., Ltd. and Shanghai Zhangjiang Hi- tech Park Development Co., Ltd. and Shanghai No.1 Pharmacy Co.,Ltd. and supervisor of Industrial Bank Co., Ltd.. Mr. Ma Weihua, is currently an independent non-executive Director of the Company. Mr. Ma is currently the director-general of Council of National Fund for Technology Transfer and Commercialization and One Foundation. Mr. Ma served as an executive director, president and chief executive officer of China Merchants Bank Co., Limited, the chairman of Wing Lung Bank Limited in Hong Kong, China Eastern Airlines Corporation Limited 2019 Annual Report 68Report of the Directors Mr. Wang Jian, is currently the Company’s Board secretary and head of the Board office. Mr. Wang joined the Company in 1995 and served as deputy head of the Company’s office and deputy general manager of the Shanghai Business Office of the Company. From September 2006 to May 2009, he was the deputy general manager in the Shanghai Base of China Southern Airlines Company Limited. He served as the head of the Board office of the Company and a representative of the Company’s Securities affairs from May 2009 to April 2012. He has served as the Board secretary of the Company since April 2012. He also served as the head of the Board office of the Company from April 2014 to May 2016. He served as a director and the general manager of Eastern Airlines Industry Investment from November 2016 to February 2019. He has also served as the head of the Board office of the Company since May 2018. He has served as the chairman of Eastern Airlines Industry Investment since February 2019. During his term as secretary to the Board and his relevant work, he designed and promoted to implement several capital and strategic projects of the Company. Mr. Wang graduated from Shanghai Jiao Tong University and has a Master of Business Administration postgraduate degree from East China University of Science and Technology and an Executive Master of Business Administration degree from Tsinghua University. Mr. Ma Xulun, was the vice chairman, president and vice party committee secretary of the Company, vice chairman, president and vice party secretary of CEA Holding during the Reporting Period. Mr. Ma was previously vice president of China Commodities Storing and Transportation Corporation, deputy director general of the Finance Department of the CAAC and vice president of Air China Corporation Limited. In 2002, after the restructuring of civil aviation industry he was appointed as vice president of general affairs of Air China Corporation Limited. Mr. Ma served as president and deputy party secretary of Air China Corporation Limited from September 2004 to January 2007. Mr. Ma became a party member of China National Aviation Holding Company from December 2004 to December 2008, and deputy general manager of China National Aviation Holding Company from January 2007 to December 2008. Mr. Ma served as the president and deputy party secretary of the Company from December 2008 to February 2019 and deputy party secretary of CEA Holding from December 2008 to November 2011. Mr. Ma was a Director of the Company from February 2009 to February 2019. Mr. Ma served as vice president of the Company from November 2011 to February 2019. He served as party secretary and vice president of CEA Holding from November 2011 to December 2016. He served as vice chairman, president and vice party secretary of CEA Holding from December 2016 to February 2019. Mr. Ma is also currently the deputy president of China Association for public companies. Mr. Ma graduated from Shanxi University of Finance and Economics and Huazhong University of Science and Technology. Mr. Ma holds a master’s degree and is a PRC Certified Public Accountant (CPA). Mr. Li Ruoshan, was an independent non-executive Director of the Company during the Reporting Period. Mr. Li is currently a professor and PhD supervisor of the Accounting Department of the School of Management of Fudan University. In 2001, Mr. Li was awarded the “The Best 10 Independent Directors in China” by the Shanghai Stock Exchange. Mr. Li graduated from Xiamen University, majoring in accounting and obtained the first doctoral degree in auditing in the PRC. He has studied abroad in the Katholieke Universiteit Leuven in Belgium and the Massachusetts Institute of Technology in the United States and other famous universities. Mr. Li was a deputy director of the Accounting Department of the School of Economics and a deputy dean of the School of Economics and of Xiamen University; and a deputy dean of the School of Management, director of the Accounting Department, director of the Financial Department of Fudan University, a member of the Consultant Professional Committee for Listed Companies of the Shanghai Stock Exchange and a consultant professional of the Committee for Accounting Standards of the Ministry of Finance. Mr. Li has been an independent non-executive Director of the Company from June 2013 to December 2019. He is also the independent director of companies such as SAIC Motor Corporation Limited, Shenzhen Yantian Port Chukong Logistics Co., Ltd. and Shanghai Zhangjiang Hi- tech Park Development Co., Ltd. and Shanghai No.1 Pharmacy Co.,Ltd. and supervisor of Industrial Bank Co., Ltd.. Mr. Ma Weihua, is currently an independent non-executive Director of the Company. Mr. Ma is currently the director-general of Council of National Fund for Technology Transfer and Commercialization and One Foundation. Mr. Ma served as an executive director, president and chief executive officer of China Merchants Bank Co., Limited, the chairman of Wing Lung Bank Limited in Hong Kong, China Eastern Airlines Corporation Limited 2019 Annual Report 68

Report of the Directors the chairman of CIGNA & CMC Life Insurance Company Limited and the chairman of China Merchants Fund Management Co., Limited Mr. Ma obtained a doctorate degree in economics and is an adjunct professor at several higher educational institutions including Peking University and Tsinghua University. Mr. Ma was the independent non-executive Director of the Company from October 2013 to December 2019. Mr. Ma is currently an independent director of China World Trade Center Co., Limited, Postal Savings Bank of China Co., Limited, independent non-executive director of Legend Holdings Corporation, a supervisor of Taikang Life Insurance Co., Limited and chairman of Bison Finance Group Limited. Mr. Li Jinde, was a Supervisor of the Company and the director of strategic development department of CEA Holding during the Reporting Period. Mr. Li joined the civil aviation industry in 1989 and worked successively in the Northwest Regional Administration of Civil Aviation Administration of China and investment companies under CEA Holding. He served as a deputy manager of living services centre of Northwest Regional Administration of Civil Aviation Administration and the president of Development Company from March 1992 to April 1999, and the president of Shanghai Eastern Airline Real Estate Operation Company and the chairman and president of Shanghai Eastern Airline Real Estate Investment Co., Ltd. from April 1999 to May 2006. He successively served as the president, vice party secretary, chairman and party secretary of Shanghai Eastern Airline Industry Investment Co., Limited from May 2006 to December 2017. He has served as the director of strategic development department of CEA Holding from December 2017 to April 2019 and a Supervisor of the Company from August 2018 to December 2019. He has served as the Chairman for CES International Financial Leasing Corporation Limited since April 2019. Mr. Li graduated from the Faculty of Horticulture of Gansu Agricultural University and obtained a master’s degree in business administration from Macau University of Science and Technology. He obtained the title of intermediate economist. Mr. Tian Liuwen, is currently a vice president of the Company and vice president and a party member of CEA Holding. Mr. Tian joined the civil aviation industry in 1985. Mr. Tian served as manager of the Beijing Sales Department under the Marketing and Sales Division of China General Aviation Corporation. He was also the head of the general manager office and chairman of the labour union and deputy general manager of the Shanxi Branch of the Company. From June 2002 to January 2008, he was the vice president and subsequently president of the Hebei Branch of the Company. From April 2005 to May 2007, he was the president of the Beijing Base of the Company. He served as general manager of China Eastern Airlines Jiangsu Co., Limited, from January 2008 to December 2011. From December 2011 to November 2019, he has been the vice president of the Company. From December 2011 to June 2013, he was the president of Shanghai Airlines. From June 2014 to November 2019, he has been a party member of CEA Holding. From June 2015 to August 2018, he served as a Director of the Company. From December 2016 to November 2019, he served as the vice president of CEA Holding. Mr. Tian obtained an Executive Master of Business Administration degree from Nanjing University and is qualified as senior economist. Mr. Feng Liang, is currently a vice president of the Company. Mr. Feng joined the civil aviation industry in 1986 and worked in the aircraft maintenance base routes department of the Company. From 1999 to 2006, he used to serve as the head of the aircraft maintenance base engineering technology department, chief engineer of the base and general manager of the base. He also served as the general manager of China Eastern Air Engineering & Technique from September 2006 to November 2018. He served as the chief engineer of the Company from August 2010 to March 2018, the chief security officer of the Company from December 2012 to December 2014 and the vice president of the Company from August 2013 to November 2019. Mr. Feng graduated from Civil Aviation University of China, majoring in aircraft electrical equipment maintenance and obtained an MBA degree from Shanghai Jiao Tong University. Mr. Guo Junxiu, was the chief legal advisor of the Company during the Reporting Period. Mr. Guo joined the civil aviation industry in 2007 and successively worked in Shanxi University of Finance and Economics and Xiamen University. Since April 2007, he has served as the chief legal advisor of CEA Holding. Since May 2018, he has served as the data protection officer of the Company. He served as the chief legal advisor of the Company from August 2018 to February 2019, and has served as the chief legal officer of the Company since February 2019. Mr. Guo graduated from Xiamen University with a degree in international law and obtained a doctorate degree in law. He obtained the title of associate professor and the qualification of lawyer. 69Report of the Directors the chairman of CIGNA & CMC Life Insurance Company Limited and the chairman of China Merchants Fund Management Co., Limited Mr. Ma obtained a doctorate degree in economics and is an adjunct professor at several higher educational institutions including Peking University and Tsinghua University. Mr. Ma was the independent non-executive Director of the Company from October 2013 to December 2019. Mr. Ma is currently an independent director of China World Trade Center Co., Limited, Postal Savings Bank of China Co., Limited, independent non-executive director of Legend Holdings Corporation, a supervisor of Taikang Life Insurance Co., Limited and chairman of Bison Finance Group Limited. Mr. Li Jinde, was a Supervisor of the Company and the director of strategic development department of CEA Holding during the Reporting Period. Mr. Li joined the civil aviation industry in 1989 and worked successively in the Northwest Regional Administration of Civil Aviation Administration of China and investment companies under CEA Holding. He served as a deputy manager of living services centre of Northwest Regional Administration of Civil Aviation Administration and the president of Development Company from March 1992 to April 1999, and the president of Shanghai Eastern Airline Real Estate Operation Company and the chairman and president of Shanghai Eastern Airline Real Estate Investment Co., Ltd. from April 1999 to May 2006. He successively served as the president, vice party secretary, chairman and party secretary of Shanghai Eastern Airline Industry Investment Co., Limited from May 2006 to December 2017. He has served as the director of strategic development department of CEA Holding from December 2017 to April 2019 and a Supervisor of the Company from August 2018 to December 2019. He has served as the Chairman for CES International Financial Leasing Corporation Limited since April 2019. Mr. Li graduated from the Faculty of Horticulture of Gansu Agricultural University and obtained a master’s degree in business administration from Macau University of Science and Technology. He obtained the title of intermediate economist. Mr. Tian Liuwen, is currently a vice president of the Company and vice president and a party member of CEA Holding. Mr. Tian joined the civil aviation industry in 1985. Mr. Tian served as manager of the Beijing Sales Department under the Marketing and Sales Division of China General Aviation Corporation. He was also the head of the general manager office and chairman of the labour union and deputy general manager of the Shanxi Branch of the Company. From June 2002 to January 2008, he was the vice president and subsequently president of the Hebei Branch of the Company. From April 2005 to May 2007, he was the president of the Beijing Base of the Company. He served as general manager of China Eastern Airlines Jiangsu Co., Limited, from January 2008 to December 2011. From December 2011 to November 2019, he has been the vice president of the Company. From December 2011 to June 2013, he was the president of Shanghai Airlines. From June 2014 to November 2019, he has been a party member of CEA Holding. From June 2015 to August 2018, he served as a Director of the Company. From December 2016 to November 2019, he served as the vice president of CEA Holding. Mr. Tian obtained an Executive Master of Business Administration degree from Nanjing University and is qualified as senior economist. Mr. Feng Liang, is currently a vice president of the Company. Mr. Feng joined the civil aviation industry in 1986 and worked in the aircraft maintenance base routes department of the Company. From 1999 to 2006, he used to serve as the head of the aircraft maintenance base engineering technology department, chief engineer of the base and general manager of the base. He also served as the general manager of China Eastern Air Engineering & Technique from September 2006 to November 2018. He served as the chief engineer of the Company from August 2010 to March 2018, the chief security officer of the Company from December 2012 to December 2014 and the vice president of the Company from August 2013 to November 2019. Mr. Feng graduated from Civil Aviation University of China, majoring in aircraft electrical equipment maintenance and obtained an MBA degree from Shanghai Jiao Tong University. Mr. Guo Junxiu, was the chief legal advisor of the Company during the Reporting Period. Mr. Guo joined the civil aviation industry in 2007 and successively worked in Shanxi University of Finance and Economics and Xiamen University. Since April 2007, he has served as the chief legal advisor of CEA Holding. Since May 2018, he has served as the data protection officer of the Company. He served as the chief legal advisor of the Company from August 2018 to February 2019, and has served as the chief legal officer of the Company since February 2019. Mr. Guo graduated from Xiamen University with a degree in international law and obtained a doctorate degree in law. He obtained the title of associate professor and the qualification of lawyer. 69

Report of the Directors Changes in the Members of the Board and Management Personnel Appointment Name Date of appointment Reason for Change Position Li Yangmin 15 March 2019 Appointed by the Board President 22 May 2019 Elected at the general meeting Director 22 May 2019 Appointed by the Board Vice chairman 22 May 2019 Appointed by the Board Chairman and member of the Aviation Safety and Environment Committee of the Board Tang Bing 22 May 2019 Elected at the general meeting Director 22 May 2019 Appointed by the Board Chairman and member of the Planning and Development Committee of the Board Wang Junjin 31 December 2019 Elected at the general meeting Director 31 December 2019 Appointed by the Board Member of the Planning and Development Committee of the Board 31 December 2019 Appointed by the Board Member of the Nominations and Remuneration Committee of the Board Lin Wanli 31 December 2019 Appointed by the Board Member of the Audit and Risk Management Committee of the Board 31 December 2019 Appointed by the Board Member of the Nominations and Remuneration Committee of the Board Dong Xuebo 31 December 2019 Elected at the general meeting Independent non-executive Director 31 December 2019 Appointed by the Board Member of the Planning and Development Committee of the Board 31 December 2019 Appointed by the Board Member of the Nominations and Remuneration Committee of the Board Shao Ruiqing 31 December 2019 Appointed by the Board Member of the Aviation Safety and Environment Committee of the Board 31 December 2019 Appointed by the Board Chairman of the Audit and Risk Management Committee of the Board Fang Zhaoya 31 December 2019 Elected at the general meeting Supervisor Yuan Jun 31 December 2019 Appointed by the Board Member of the Aviation Safety and Environment Committee of the Board Cheng Guowei 15 January 2020 Appointed by the Board Vice president China Eastern Airlines Corporation Limited 2019 Annual Report 70Report of the Directors Changes in the Members of the Board and Management Personnel Appointment Name Date of appointment Reason for Change Position Li Yangmin 15 March 2019 Appointed by the Board President 22 May 2019 Elected at the general meeting Director 22 May 2019 Appointed by the Board Vice chairman 22 May 2019 Appointed by the Board Chairman and member of the Aviation Safety and Environment Committee of the Board Tang Bing 22 May 2019 Elected at the general meeting Director 22 May 2019 Appointed by the Board Chairman and member of the Planning and Development Committee of the Board Wang Junjin 31 December 2019 Elected at the general meeting Director 31 December 2019 Appointed by the Board Member of the Planning and Development Committee of the Board 31 December 2019 Appointed by the Board Member of the Nominations and Remuneration Committee of the Board Lin Wanli 31 December 2019 Appointed by the Board Member of the Audit and Risk Management Committee of the Board 31 December 2019 Appointed by the Board Member of the Nominations and Remuneration Committee of the Board Dong Xuebo 31 December 2019 Elected at the general meeting Independent non-executive Director 31 December 2019 Appointed by the Board Member of the Planning and Development Committee of the Board 31 December 2019 Appointed by the Board Member of the Nominations and Remuneration Committee of the Board Shao Ruiqing 31 December 2019 Appointed by the Board Member of the Aviation Safety and Environment Committee of the Board 31 December 2019 Appointed by the Board Chairman of the Audit and Risk Management Committee of the Board Fang Zhaoya 31 December 2019 Elected at the general meeting Supervisor Yuan Jun 31 December 2019 Appointed by the Board Member of the Aviation Safety and Environment Committee of the Board Cheng Guowei 15 January 2020 Appointed by the Board Vice president China Eastern Airlines Corporation Limited 2019 Annual Report 70

Report of the Directors Cessation Name Date of cessation Reason for Change Position Ma Xulun 1 February 2019 Work relocation Director, Vice chairman, President Chairman and member of the Planning and Development Committee of the Board Chairman and member of the Aviation Safety and Environment Committee of the Board Guo Junxiu 15 February 2019 Work arrangement Chief legal adviser Tang Bing 15 March 2019 Change in work responsibilities Vice president Li Ruoshan 31 December 2019 Expiration of the term of office Independent non-executive director Chairman and Member of the Audit and Risk Management Committee of the Board Member of the Aviation Safety and Environment Committee of the Board Ma Weihua 31 December 2019 Expiration of the term of office Independent non-executive director Member of the Nominations and Remuneration Committee of the Board Li Jinde 31 December 2019 Expiration of the term of office Supervisor Tian Liuwen 2 December 2019 Statutory retirement Vice president Feng Liang 20 November 2019 Work commitments Vice president Shao Ruiqing 31 December 2019 Work arrangement Member of the Planning and Development Committee of the Board Lin Wanli 31 December 2019 Work arrangement Member of the Aviation Safety and Environment Committee of the Board Yuan Jun 31 December 2019 Expiration of the term of office Member of the Planning and Development Committee of the Board For details, please refer to the announcements of the Company published on the website of the Hong Kong Stock Exchange on 1 February, 15 February, 15 March, 22 May, 20 November, 2 December and 31 December 2019, and 15 January 2020. 71Report of the Directors Cessation Name Date of cessation Reason for Change Position Ma Xulun 1 February 2019 Work relocation Director, Vice chairman, President Chairman and member of the Planning and Development Committee of the Board Chairman and member of the Aviation Safety and Environment Committee of the Board Guo Junxiu 15 February 2019 Work arrangement Chief legal adviser Tang Bing 15 March 2019 Change in work responsibilities Vice president Li Ruoshan 31 December 2019 Expiration of the term of office Independent non-executive director Chairman and Member of the Audit and Risk Management Committee of the Board Member of the Aviation Safety and Environment Committee of the Board Ma Weihua 31 December 2019 Expiration of the term of office Independent non-executive director Member of the Nominations and Remuneration Committee of the Board Li Jinde 31 December 2019 Expiration of the term of office Supervisor Tian Liuwen 2 December 2019 Statutory retirement Vice president Feng Liang 20 November 2019 Work commitments Vice president Shao Ruiqing 31 December 2019 Work arrangement Member of the Planning and Development Committee of the Board Lin Wanli 31 December 2019 Work arrangement Member of the Aviation Safety and Environment Committee of the Board Yuan Jun 31 December 2019 Expiration of the term of office Member of the Planning and Development Committee of the Board For details, please refer to the announcements of the Company published on the website of the Hong Kong Stock Exchange on 1 February, 15 February, 15 March, 22 May, 20 November, 2 December and 31 December 2019, and 15 January 2020. 71

Report of the Directors

Change of Particulars of Directors or Supervisors under Rule 13.51B(1) of the Hong Kong Listing Rules

Name	Name of Shareholders or other entities	Position(s) held	Dare of appointment	Date of cessation
Li Yangmin	CEA Holding	Vice president	August 2016	February 2019
		Director, president	February 2019	
	Central Enterprises Poor Regions Industry Investment Fund Co.,Ltd. (中央企業貧困地區產業投資基金股份有限公司)	Supervisor	April 2019	August 2019
	Juneyao Airlines Co., Ltd.	Director	November 2019	
Tang Bing	CEA Holding	Vice president	December 2016	February 2019
		Director	February 2019	
		Deputy secretary of party committee	March 2019	
	Sichuan Airlines Corporation Limited	Vice chairman	August 2010	August 2019
	TravelSky Technology Limited	Non-executive director	August 2018	September 2019
	Eastern (Shantou) Economic Development Co., Ltd.	Chairman	February 2012	August 2019
	China United Airlines Co., Ltd.	Executive director	March 2014	August 2019
	Shanghai Eastern Airlines Investment Co., Limited	Chairman	January 2018	July 2019
	Air France-KLM	Director	October 2017	July 2019
Wang Junjin	Shanghai Junrui Enterprise Management Co., Ltd. (上海均瑞企業管理有限公司)	Executive director	April 2019	
Shao Ruiqing	Shanghai International Port (Group) Co., Ltd	Independent director	May 2019	
	China Everbright Bank Company Limited	Independent director	August 2019	
Cai Hongping	China Oceanwide Holdings Limited	Independent non-executive director	November 2014	October 2019
	China Minmetals Corporation	External director	December 2015	July 2019
	China National Machinery Industry Corporation	External director	December 2019	
	Shanghai Pudong Development Bank Co., Ltd.	Independent director	December 2019	
Dong Xuebo	China National Machinery Industry Corporation	External director	December 2019	

72 China Eastern Airlines Corporation Limited | 2019 Annual Report

Report of the Directors

Name	Name of Shareholders or other entities	Position(s) held	Dare of appointment	Date of cessation
Yuan Jun	Eastern Airlines Industry Investment Company Limited	Director	November 2016	January 2019
Fang Zhaoya	CEA Holding	Director of strategic development department	April 2019	
Xi Sheng	China Eastern Air Catering Investment Co., Limited	Chairman of the supervisory committee	March 2010	August 2019
	China Eastern Air Catering Investment Co., Limited	Chairman	November 2019	
	TravelSky Technology Limited	Non-executive director	September 2019	
	Eastern Aviation Import & Export Co., Ltd.	Chairman of the supervisory committee	March 2010	June 2019
	Shanghai Eastern Airlines Investment Co., Limited	Supervisor	March 2010	July 2019
	CES Finance Holding Co., Limited	Supervisor	April 2010	June 2019
	Eastern Airlines Industry Investment Company Limited	Chairman	November 2016	February 2019
	Eastern Airlines Industry Investment (Hong Kong) Company Limited	Chairman	August 2017	April 2019
	China Air Express Co., Ltd.	Vice chairman	March 2018	July 2019
	Shanghai Shine-link International Logistics Co., Ltd.	Director	March 2018	July 2019
	China Eastern Airlines Jiangsu Co., Limited	Chairman	January 2020	
Gao Feng	CEA Holding	Vice chairman of labour union	April 2018	December 2019
		Member of party committee and deputy chief commander of the construction and operation command department of Beijing Daxing International Airport	November 2019	
	Shanghai Airlines Co., Limited	Supervisor	January 2019	
Fang Zhaoya	China Eastern Air Catering Investment Co., Limited	Director	July 2019	
	Eastern Aviation Import & Export Co., Ltd.	Director	June 2019	
	Shanghai Eastern Airlines Investment Co., Limited	Director	July 2019	
	CES Finance Holding Co., Limited	Director	May 2019	
	CEA Development Co., Limited	Director	June 2019	
	Eastern Airlines Industry Investment Company Limited	Director	June 2019	

73

Report of the Directors

Name	Name of Shareholders or other entities	Position(s) held	Dare of appointment	Date of cessation
Wu Yongliang	China Eastern Air Catering Investment Co., Limited	Vice chairman	February 2012	December 2019
	Shanghai Airlines Tours International (Group) Co., Ltd.	Executive director	January 2013	May 2019
	Sichuan Airlines Corporation Limited	Vice chairman	August 2019	
Feng Dehua	CEA Holding	Deputy head of disciplinary inspection group	September 2014	January 2019
		Vice president, member of party committee	December 2019	
	China Eastern Airlines Wuhan Limited	Chairman	April 2018	May 2019
	Eastern Airline Logistics Co., Limited	Chairman	February 2020	
	China United Airlines Co., Ltd.	Executive director	August 2019	February 2020
Cheng Guowei	CEA Holding	Vice president, member of party committee	December 2019	
		Director of safety	February 2020	
	China Eastern Airlines Technology Co., Limited	General manager	November 2018	November 2019
		Executive director, secretary of party committee	March 2020	
	Shanghai Eastern Aircraft Maintenance Co., Ltd.	Chairman	October 2019	
	Shanghai Technologies Aerospace Co., Ltd.	Chairman	January 2020	
	Shanghai Pratt & Whitney Aircraft Engine Maintenance Co., Ltd.	Chairman	April 2020	
Jiang Jiang	China Eastern Airlines Wuhan Limited	Chairman	May 2019	
Wang Jian	Eastern Airlines Industry Investment Company Limited	Director, general manager	November 2016	February 2019
		Chairman	February 2019	
	Eastern Airlines Industry Investment (Hong Kong) Company Limited	Director, general manager	July 2017	April 2019
	Eastern Airlines Industry Investment (Hong Kong) Company Limited	Chairman	April 2019	
	Air France-KLM	Director	July 2019	
Li Ruoshan	Jiangsu Zhongnan Construction Group Co., Ltd.	Director	May 2015	May 2019
	Shanghai No. 1 Pharmacy Co., Ltd.	Independent director	June 2019	
Ma Xulun	CEA Holding	Director, president, deputy secretary of party committee	December 2016	February 2019

74 China Eastern Airlines Corporation Limited | 2019 Annual Report

Report of the Directors

Name	Name of Shareholders or other entities	Position(s) held	Dare of appointment	Date of cessation
Tian Liuwen	CEA Holding	Member of party committee	June 2014	November 2019
		Vice president	December 2016	November 2019
	Eastern Airline Logistics Co., Limited	Chairman	December 2018	February 2020
	China Eastern Airlines Jiangsu Co., Limited	Chairman	January 2018	January 2020
Li Jinde	CEA Holding	Director of strategic development department	December 2017	April 2019
	China Eastern Air Catering Investment Co., Limited	Director	August 2018	July 2019
	CES International Financial Leasing Corporation Limited	Chairman	April 2019	
	CES Finance Holding Co., Limited	Director	January 2018	May 2019
	CEA Development Co., Limited	Director	January 2018	May 2019
	Eastern Airlines Industry Investment Company Limited	Director	January 2018	May 2019
	Shanghai Eastern Airlines Investment Co., Limited	Director	January 2018	May 2019
Feng Liang	Eastern Aviation Import & Export Co., Ltd.	Vice chairman	May 2010	December 2019
	Shanghai Eastern Union Aviation Wheels & Brakes Maintenance Services Overhaul Engineering Co., Ltd.	Chairman	January 2012	October 2019
	Shanghai Eastern Aircraft Maintenance Co., Ltd.	Chairman	January 2012	October 2019
	Shanghai Collins Aviation Maintenance Service Co., Ltd.	Chairman	January 2012	October 2019
	Shanghai Technologies Aerospace Co., Ltd.	Chairman	January 2012	January 2020
	Shanghai Hute Aviation Technology Co., Ltd.	Chairman	February 2012	October 2019
	Shanghai Boeing Aviation Refit Maintenance Engineering Co., Ltd.	Vice chairman	January 2012	October 2019
	Xi'an CEA SAFRAN Landing Systems Services Co., Ltd.	Chairman	July 2017	December 2019
	China Aircraft Services Limited	Director	March 2018	February 2020
	Eastern (Shantou) Economic Development Co., Ltd	Chairman	August 2019	
	China Eastern Airlines Technology Co., Ltd.	Executive director	December 2014	March 2020
	Shanghai Pratt & Whitney Aircraft Engine Maintenance Co., Ltd.	Chairman	January 2012	April 2020
Gao Feng	CEA Holding	Vice chairman of labour union	April 2018	December 2019
	CEA Holding	Member of party committee and deputy chief commander of the construction and operation command department of Beijing Daxing International Airport	November 2019	

75

Report of the Directors Shareholdings of Directors, Chief Executive, Supervisors and Senior Management Save as disclosed above, as at 31 December 2019, none of the Directors, chief executive, Supervisors or members of senior management of the Company and their respective associates had any other interest or short position in the shares, underlying shares and/or debentures (as the case may be) of the Company and/or any of its associated corporations (within the meaning of Part XV of the SFO) which was required to be notified to the Company and the Hong Kong Stock Exchange pursuant to the provisions of Divisions 7 and 8 of Part XV of the SFO and as recorded in the register required to be kept by the Company pursuant to section 352 of the SFO (including any interest or short position which any of such Directors, chief executive, Supervisors or members of senior management of the Company and their respective associates were taken or deemed to have under such provisions of the SFO), or which was otherwise required to be notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code (which shall be deemed to apply to the Supervisors to the same extent as it applied to the Directors). In 2019 and as at 31 December 2019, none of the Directors, chief executive, Supervisors, members of senior management of the Company and/or any of their spouses or children under the age of eighteen were granted any right, and the Company had not made any arrangement enabling any of them, to subscribe for equity securities or debt securities of the Company. As at the date of this report, CEA Holding is a company having an interest in the Company’s shares required to be disclosed to the Company and the Hong Kong Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO. Service Contracts of Directors and Supervisors None of the Directors or Supervisors has entered into any service contract with the Company, which is not terminable by the Company within one year without payment of compensation (other than statutory compensation). Interests of Directors and Supervisors in Contracts None of the Directors or Supervisors had a material interest, directly or indirectly, in any contract of significance to which the Company or any of its subsidiaries was a party during the Reporting Period (the term “contract of significance” having the meaning ascribed thereto in paragraph 15 of Appendix 16 to the Hong Kong Listing Rules). Management Contracts No contracts concerning the management and operation of the whole or any substantial part of the business of the Company were entered into or subsisted during the Reporting Period. Competing Interests During the Reporting Period, none of the Directors or the controlling Shareholders or each of their associates (as defined under the Hong Kong Listing Rules) had an interest in a business that competed with the Group or might compete with the business of the Group. Remuneration of Directors and Supervisors Details of the remuneration of Directors and Supervisors are set out in note 8 to the financial statements prepared in accordance with IFRSs. China Eastern Airlines Corporation Limited 2019 Annual Report 76Report of the Directors Shareholdings of Directors, Chief Executive, Supervisors and Senior Management Save as disclosed above, as at 31 December 2019, none of the Directors, chief executive, Supervisors or members of senior management of the Company and their respective associates had any other interest or short position in the shares, underlying shares and/or debentures (as the case may be) of the Company and/or any of its associated corporations (within the meaning of Part XV of the SFO) which was required to be notified to the Company and the Hong Kong Stock Exchange pursuant to the provisions of Divisions 7 and 8 of Part XV of the SFO and as recorded in the register required to be kept by the Company pursuant to section 352 of the SFO (including any interest or short position which any of such Directors, chief executive, Supervisors or members of senior management of the Company and their respective associates were taken or deemed to have under such provisions of the SFO), or which was otherwise required to be notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code (which shall be deemed to apply to the Supervisors to the same extent as it applied to the Directors). In 2019 and as at 31 December 2019, none of the Directors, chief executive, Supervisors, members of senior management of the Company and/or any of their spouses or children under the age of eighteen were granted any right, and the Company had not made any arrangement enabling any of them, to subscribe for equity securities or debt securities of the Company. As at the date of this report, CEA Holding is a company having an interest in the Company’s shares required to be disclosed to the Company and the Hong Kong Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO. Service Contracts of Directors and Supervisors None of the Directors or Supervisors has entered into any service contract with the Company, which is not terminable by the Company within one year without payment of compensation (other than statutory compensation). Interests of Directors and Supervisors in Contracts None of the Directors or Supervisors had a material interest, directly or indirectly, in any contract of significance to which the Company or any of its subsidiaries was a party during the Reporting Period (the term “contract of significance” having the meaning ascribed thereto in paragraph 15 of Appendix 16 to the Hong Kong Listing Rules). Management Contracts No contracts concerning the management and operation of the whole or any substantial part of the business of the Company were entered into or subsisted during the Reporting Period. Competing Interests During the Reporting Period, none of the Directors or the controlling Shareholders or each of their associates (as defined under the Hong Kong Listing Rules) had an interest in a business that competed with the Group or might compete with the business of the Group. Remuneration of Directors and Supervisors Details of the remuneration of Directors and Supervisors are set out in note 8 to the financial statements prepared in accordance with IFRSs. China Eastern Airlines Corporation Limited 2019 Annual Report 76

Report of the Directors Major Suppliers and Customers In 2019, purchases by the Company from the largest and five largest suppliers accounted for 9.87% and 20.53%, respectively, of the operating expenditure of the Company. Total income from sales to the Company’s five largest customers amounted to approximately RMB23,049 million, accounting for 19.07% of the Company’s total revenue. Among which, revenue from sales to the largest customer accounted for 6.46% of revenue from sales of goods or rendering of services. None of the Directors, Supervisors or any of their respective associates nor any Shareholders who, to the knowledge of the Directors, hold 5% or more of the Company’s share capital has any interest in any of the above mentioned suppliers and customers. Medical Insurance The majority of the Group’s PRC employees participate in the medical insurance schemes organised by the municipal governments. For those employees who participate in these schemes, the Group has no other obligation for the payment of medical expense beyond such contributions. For the year ended 31 December 2019, the Group’s medical insurance contributions charged to profit or loss amounted to RMB789 million (2018: RMB706 million). Employees’ Retirement Scheme Details of the Company’s employee retirement scheme and post-retirement benefits are set out in note 40 to the financial statements prepared in accordance with IFRSs. Staff Housing Benefits Details of the Group’s staff housing benefits are set out in note 8 to the financial statements prepared in accordance with IFRSs. Bank Loans and Other Borrowings Details of bank loans and other borrowings of the Company and the Group as at 31 December 2019 are set out in note 38 to the financial statements prepared in accordance with IFRSs. Interest Capitalized Interest capitalized by the Group as calculated in accordance with IFRSs for the year ended 31 December 2019 was RMB646 million. Property, Plant and Equipment Movements in property, plant and equipment of the Company and the Group for the year are set out in note 17 to the financial statements prepared in accordance with IFRSs. Reserves Details of movements in reserves of the Company and the Group for the year ended 31 December 2019 and profit distribution by the Company are set out in note 43 to the financial statements prepared in accordance with IFRSs. Donations During the year ended 31 December 2019, the Group made donations for charitable purposes amounting to approximately RMB2.38 million. Compliance with the Relevant Laws and Regulations which may have a Significant Impact on the Company During the year ended 31 December 2019, the Board was not aware of any significant matters which may cause impact on the Group or any non-compliance with the laws and regulations which may have a significant impact on the Group. 77Report of the Directors Major Suppliers and Customers In 2019, purchases by the Company from the largest and five largest suppliers accounted for 9.87% and 20.53%, respectively, of the operating expenditure of the Company. Total income from sales to the Company’s five largest customers amounted to approximately RMB23,049 million, accounting for 19.07% of the Company’s total revenue. Among which, revenue from sales to the largest customer accounted for 6.46% of revenue from sales of goods or rendering of services. None of the Directors, Supervisors or any of their respective associates nor any Shareholders who, to the knowledge of the Directors, hold 5% or more of the Company’s share capital has any interest in any of the above mentioned suppliers and customers. Medical Insurance The majority of the Group’s PRC employees participate in the medical insurance schemes organised by the municipal governments. For those employees who participate in these schemes, the Group has no other obligation for the payment of medical expense beyond such contributions. For the year ended 31 December 2019, the Group’s medical insurance contributions charged to profit or loss amounted to RMB789 million (2018: RMB706 million). Employees’ Retirement Scheme Details of the Company’s employee retirement scheme and post-retirement benefits are set out in note 40 to the financial statements prepared in accordance with IFRSs. Staff Housing Benefits Details of the Group’s staff housing benefits are set out in note 8 to the financial statements prepared in accordance with IFRSs. Bank Loans and Other Borrowings Details of bank loans and other borrowings of the Company and the Group as at 31 December 2019 are set out in note 38 to the financial statements prepared in accordance with IFRSs. Interest Capitalized Interest capitalized by the Group as calculated in accordance with IFRSs for the year ended 31 December 2019 was RMB646 million. Property, Plant and Equipment Movements in property, plant and equipment of the Company and the Group for the year are set out in note 17 to the financial statements prepared in accordance with IFRSs. Reserves Details of movements in reserves of the Company and the Group for the year ended 31 December 2019 and profit distribution by the Company are set out in note 43 to the financial statements prepared in accordance with IFRSs. Donations During the year ended 31 December 2019, the Group made donations for charitable purposes amounting to approximately RMB2.38 million. Compliance with the Relevant Laws and Regulations which may have a Significant Impact on the Company During the year ended 31 December 2019, the Board was not aware of any significant matters which may cause impact on the Group or any non-compliance with the laws and regulations which may have a significant impact on the Group. 77

Report of the Directors Permitted Indemnity Provision The Company has purchased and maintained directors’ liability insurance throughout the Reporting Period, which provides appropriate cover for legal actions brought against the Directors and directors of the subsidiaries of the Group arising from or in connection with the performance of their duties. The level of the coverage is reviewed annually. Contract of Significance Save as disclosed in this report, there is no contract of significance between the Company or any of its subsidiaries with controlling shareholders or its subsidiaries during the Reporting Period, nor contract of significance for the provision of services to the Company or its subsidiaries by the controlling shareholder of the Company or its subsidiaries (the term “contract of significance” having the meaning ascribed thereto in Appendix 16 to the Hong Kong Listing Rules). Material Litigation As at 31 December 2019, the Group was not involved in any material litigation, arbitration or claim. Future Plans for Material Investments and Capital Assets As at 31 December 2019, the Group did not have any future material investments or acquisition of capital assets approved by the Board. Significant Events The Group wishes to highlight the following information: 1. On 18 January 2019, the Board considered and approved that the Company shall provide, within the period from the effective date of the resolution of the Board to 31 December 2019, guarantee in the total amount of up to RMB1 billion to four wholly- owned subsidiaries namely China United Airlines, Shanghai Flight Training, Business Airlines and Eastern Technology, or their respective wholly-owned subsidiaries; and agreed that Shanghai Airlines Tours shall provide guarantee in a total amount of RMB10 million to Shanghai Dongmei Air Travel Co., Ltd., its wholly-owned subsidiary, the period of which shall be the same as the period of the subject obligations of the respective guaranteed parties and shall not exceed 10 years. For details, please refer to the announcement of the Company published on the website of the Hong Kong Stock Exchange on 18 January 2019. 2. On 14 June 2019, the CSRC approved the Company’s application for the non-public issuance of A Shares. On 1 August 2019, the CSRC approved the Company’s application for the non-public issuance of H Shares. On 29 August 2019, the Company completed the non-public issuance of H Shares. On 3 September 2019, the Company completed the non-public issuance of 1,394,245,744 A Shares to Juneyao Airlines and Juneyao Group, its controlling shareholder and China Structural Reform Fund Corporation Limited ( 中國國有企業結構調整基金股份有限公司) and introduced Juneyao Airlines and Juneyao Group, its controlling shareholder as strategic investors. Eastern Airlines Industry Investment, a wholly-owned subsidiary of CEA Holding, the controlling shareholder of the Company, has also completed the work of the subscription of the non-public issuance of A shares of Juneyao Airlines. For details, please refer to the announcements of the Company published on the website of Hong Kong Stock Exchange on 14 June, 1 August, 29 August and 3 September 2019. China Eastern Airlines Corporation Limited 2019 Annual Report 78Report of the Directors Permitted Indemnity Provision The Company has purchased and maintained directors’ liability insurance throughout the Reporting Period, which provides appropriate cover for legal actions brought against the Directors and directors of the subsidiaries of the Group arising from or in connection with the performance of their duties. The level of the coverage is reviewed annually. Contract of Significance Save as disclosed in this report, there is no contract of significance between the Company or any of its subsidiaries with controlling shareholders or its subsidiaries during the Reporting Period, nor contract of significance for the provision of services to the Company or its subsidiaries by the controlling shareholder of the Company or its subsidiaries (the term “contract of significance” having the meaning ascribed thereto in Appendix 16 to the Hong Kong Listing Rules). Material Litigation As at 31 December 2019, the Group was not involved in any material litigation, arbitration or claim. Future Plans for Material Investments and Capital Assets As at 31 December 2019, the Group did not have any future material investments or acquisition of capital assets approved by the Board. Significant Events The Group wishes to highlight the following information: 1. On 18 January 2019, the Board considered and approved that the Company shall provide, within the period from the effective date of the resolution of the Board to 31 December 2019, guarantee in the total amount of up to RMB1 billion to four wholly- owned subsidiaries namely China United Airlines, Shanghai Flight Training, Business Airlines and Eastern Technology, or their respective wholly-owned subsidiaries; and agreed that Shanghai Airlines Tours shall provide guarantee in a total amount of RMB10 million to Shanghai Dongmei Air Travel Co., Ltd., its wholly-owned subsidiary, the period of which shall be the same as the period of the subject obligations of the respective guaranteed parties and shall not exceed 10 years. For details, please refer to the announcement of the Company published on the website of the Hong Kong Stock Exchange on 18 January 2019. 2. On 14 June 2019, the CSRC approved the Company’s application for the non-public issuance of A Shares. On 1 August 2019, the CSRC approved the Company’s application for the non-public issuance of H Shares. On 29 August 2019, the Company completed the non-public issuance of H Shares. On 3 September 2019, the Company completed the non-public issuance of 1,394,245,744 A Shares to Juneyao Airlines and Juneyao Group, its controlling shareholder and China Structural Reform Fund Corporation Limited ( 中國國有企業結構調整基金股份有限公司) and introduced Juneyao Airlines and Juneyao Group, its controlling shareholder as strategic investors. Eastern Airlines Industry Investment, a wholly-owned subsidiary of CEA Holding, the controlling shareholder of the Company, has also completed the work of the subscription of the non-public issuance of A shares of Juneyao Airlines. For details, please refer to the announcements of the Company published on the website of Hong Kong Stock Exchange on 14 June, 1 August, 29 August and 3 September 2019. China Eastern Airlines Corporation Limited 2019 Annual Report 78

Report of the Directors 3. On 20 August 2019, the Company completed the public-issued corporate bonds with an aggregate amount of RMB3 billion, coupon rate of 3.60% and bond term of five years to qualified investors. The proceeds from the issue of corporate bonds, after deducting issue expenses, are proposed to be used for the repayment of the Company’s debts and replenishment of working capital. Such public-issued corporate bonds were listed on the Shanghai Stock Exchange on 28 August 2019. The Company is of the view that the issuance will be beneficial to a sustainable development of the Company. For details, please refer to the announcements of the Company published on the website of the Hong Kong Stock Exchange on 15 August, 19 August, 21 August and 27 August 2019. 4. On 30 August 2019, the Board considered and approved the “resolution for the amendment of certain provisions of rules and regulations of the Company such as the articles of association” to amend the Articles, rules for procedures for general meetings, detailed working rules for the Audit and Risk Management Committee, detailed working rules for the Nominations and Remuneration Committee, detailed working rules for the Planning and Development Committee and detailed working rules for the Aviation Safety and Environment Committee. On the same date, the supervisory committee of the Company considered and approved the resolution for the amendment of the rules for meetings of the supervisory committee to amend the rules for meetings of the supervisory committee of the Company. The resolutions regarding amendments to the certain provisions of the Articles, rules for procedures for general meetings and rules for meetings of the supervisory committee were considered and approved at the first 2019 extraordinary meeting of the Company held on 31 December 2019. For details, please refer to the announcement of the Company published on the website of the Hong Kong Stock Exchange on 30 August and 31 December 2019. 5. On 30 August 2019, the Board considered and approved the “resolution in relation to the daily connected transactions for 2020–2022” to approve the continuing connected transactions, including financial services, import and export services, catering supply and related services, flight complementary services, property leasing and construction and management agency services, advertising agency services, aircraft finance lease services, aircraft and engines operating lease services, freight logistics support services, Air France-KLM aviation transportation cooperation and support services, and aviation information technology services, and the caps for the abovementioned transactions for 2020–2022 and the caps for bellyhold space contractual operation service for 2020–2022, between the Company and its connected parties. The aforementioned daily connected transactions were considered and approved at the 2019 first extraordinary general meeting of the Company held on 31 December 2019. For details, please refer to the announcements of the Company published on the website of the Hong Kong Stock Exchange on 30 August and 31 December 2019. 6. On 12 December 2019, the Board considered and approved the “resolution regarding the nomination of candidates for directors of the ninth session of the Board” and the “resolution regarding the nomination of candidates for independent non-executive Directors of the ninth session of the Board” item by item, and the supervisory committee considered and approved the “resolution regarding the nomination of candidates for supervisors of the ninth session of the supervisory committee of the Company” item by item. The aforementioned resolutions were considered and approved at the 2019 first extraordinary general meeting of the Company held on 31 December 2019. On 31 December 2019, the “resolution regarding the election of Mr. Yuan Jun as the employee representative director of the ninth session of the Board” and the “resolution regarding the election of Mr. Gao Feng as the employee representative supervisor of the ninth session of the supervisory committee of the Company” were considered and approved at the sixth general meeting of the sixth session of the employee representatives of the Company. For details, please refer to the announcements of the Company published on the website of the Hong Kong Stock Exchange on 12 December and 31 December 2019. 79Report of the Directors 3. On 20 August 2019, the Company completed the public-issued corporate bonds with an aggregate amount of RMB3 billion, coupon rate of 3.60% and bond term of five years to qualified investors. The proceeds from the issue of corporate bonds, after deducting issue expenses, are proposed to be used for the repayment of the Company’s debts and replenishment of working capital. Such public-issued corporate bonds were listed on the Shanghai Stock Exchange on 28 August 2019. The Company is of the view that the issuance will be beneficial to a sustainable development of the Company. For details, please refer to the announcements of the Company published on the website of the Hong Kong Stock Exchange on 15 August, 19 August, 21 August and 27 August 2019. 4. On 30 August 2019, the Board considered and approved the “resolution for the amendment of certain provisions of rules and regulations of the Company such as the articles of association” to amend the Articles, rules for procedures for general meetings, detailed working rules for the Audit and Risk Management Committee, detailed working rules for the Nominations and Remuneration Committee, detailed working rules for the Planning and Development Committee and detailed working rules for the Aviation Safety and Environment Committee. On the same date, the supervisory committee of the Company considered and approved the resolution for the amendment of the rules for meetings of the supervisory committee to amend the rules for meetings of the supervisory committee of the Company. The resolutions regarding amendments to the certain provisions of the Articles, rules for procedures for general meetings and rules for meetings of the supervisory committee were considered and approved at the first 2019 extraordinary meeting of the Company held on 31 December 2019. For details, please refer to the announcement of the Company published on the website of the Hong Kong Stock Exchange on 30 August and 31 December 2019. 5. On 30 August 2019, the Board considered and approved the “resolution in relation to the daily connected transactions for 2020–2022” to approve the continuing connected transactions, including financial services, import and export services, catering supply and related services, flight complementary services, property leasing and construction and management agency services, advertising agency services, aircraft finance lease services, aircraft and engines operating lease services, freight logistics support services, Air France-KLM aviation transportation cooperation and support services, and aviation information technology services, and the caps for the abovementioned transactions for 2020–2022 and the caps for bellyhold space contractual operation service for 2020–2022, between the Company and its connected parties. The aforementioned daily connected transactions were considered and approved at the 2019 first extraordinary general meeting of the Company held on 31 December 2019. For details, please refer to the announcements of the Company published on the website of the Hong Kong Stock Exchange on 30 August and 31 December 2019. 6. On 12 December 2019, the Board considered and approved the “resolution regarding the nomination of candidates for directors of the ninth session of the Board” and the “resolution regarding the nomination of candidates for independent non-executive Directors of the ninth session of the Board” item by item, and the supervisory committee considered and approved the “resolution regarding the nomination of candidates for supervisors of the ninth session of the supervisory committee of the Company” item by item. The aforementioned resolutions were considered and approved at the 2019 first extraordinary general meeting of the Company held on 31 December 2019. On 31 December 2019, the “resolution regarding the election of Mr. Yuan Jun as the employee representative director of the ninth session of the Board” and the “resolution regarding the election of Mr. Gao Feng as the employee representative supervisor of the ninth session of the supervisory committee of the Company” were considered and approved at the sixth general meeting of the sixth session of the employee representatives of the Company. For details, please refer to the announcements of the Company published on the website of the Hong Kong Stock Exchange on 12 December and 31 December 2019. 79

Report of the Directors

7. On 31 December 2019, the first ordinary meeting of the ninth session of the Board considered and approved that the Company shall provide, within the period from the effective date of the resolution to 31 December 2020, guarantee in the total amount of up to RMB1 billion to its three wholly-owned subsidiaries, namely China United Airlines, Shanghai Flight Training and Eastern Technology or their respective wholly-owned subsidiaries. The period of guarantee shall be the same as the period of subject obligations of the respective guaranteed parties and shall not exceed 10 years. For details, please refer to the announcement of the Company published on the website of Hong Kong Stock Exchange on 31 December 2019.

Continuing Connected Transactions

The daily connected transactions of the Company were connected transactions taken place with CEA Holding, a holding subsidiary of CEA Holding and other related parties during the airline transportation operations of the Company. The connected transactions were conducted based on normal commercial terms and in the interests of the Company and shareholders as a whole and were fair and reasonable to the shareholders of the Company.

The daily connected transactions of the Company in 2019 are as follows:

Unit: RMB thousand

Transaction item	Actual amount incurred in 2019	Annual caps for connected transactions in 2019
Financial services (closing balance)		
— balance of deposit	1,121,968	13,000,000
— balance of loans	–	13,000,000
Catering supply services	1,471,415	1,900,000
Flight complementary services	471,145	810,000
Import and export agency services	141,580	570,000
Property leasing services	40,315	90,000
Advertising agency by mandate services	29,036	85,000
Aviation information technology services (pursuant to the Shanghai Listing Rules)	752,822	1,155,000
Aircraft finance lease services [Note 1]	14,155,545	USD2,616 million or equivalent RMB
Aircraft operating lease services [Note 2]	346,874	1,400,000
Aircraft operating lease services [Note 3]	1,781,138	8,000,000
Freight logistics support services (the Company provides services to Eastern Logistics)	134,513	470,000
Cargo terminal business support services (Eastern Logistics provides services to the Company)	481,461	750,000
Bellyhold space contractual operation services		
— contractual fee received	3,825,804	4,000,000
— operation cost paid	310,273	353,000
Air France-KLM aviation transportation cooperation and support services (pursuant to the Shanghai Listing Rules)		
— amount received	593,041	1,230,000
— amount paid	537,173	1,200,000
Aviation supplies maintenance services (pursuant to the Shanghai Listing Rules)	142,814	530,000

80 China Eastern Airlines Corporation Limited | 2019 Annual Report

Report of the Directors Note 1: The actual amount incurred by aircraft finance lease services in 2019 represents the total lease amount (principal and interest) plus service charge for the aircraft under new finance lease in 2019. Note 2: The actual amount incurred by aircraft operating lease services in 2019 represents the lease amount paid during the year for the aircraft and engines under new operating lease in 2019. Note 3: The actual amount incurred by aircraft operating lease services in 2019 represents the total lease amount of all lease terms for the aircraft and engines under new operating lease in 2019. Notes: 1. On 28 April 2016, in order to save financial costs, the Company entered into the “2017–2019 Aircraft Finance Lease Framework Agreement” with CES Leasing. The Company leased the aircraft, which comprised part of the aircraft in the Company’s aircraft introduction plan for the years 2017 to 2019, for the wholly-owned subsidiary proposed to be incorporated for the proposed transactions from CES Leasing by means of financial leasing. The aggregate principal amount of the finance leases shall be not more than 100% of the consideration for the purchase of the leased aircraft. CES Leasing is a non-wholly owned subsidiary of CEA Holding, which in turn is the controlling shareholder of the Company. Each of CES Leasing and the lessor(s), which are wholly-owned subsidiaries of CES Leasing, is thus a connected person of the Company. Therefore, the proposed transactions constitute connected transaction of the Company under Chapter 14A of the Hong Kong Listing Rules. For details, please refer to the announcement published by the Company on the website of Hong Kong Stock Exchange on 28 April 2016. 2. On 30 August 2016, in order to manage the continuing connected transactions in a better way and regulate the continuing business relationship between the Group and CEA Holding, the Company signed a framework agreement (including Property Leasing Renewal Agreement, Financial Services Renewal Agreement, Import and Export Services Renewal Agreement, Catering Services Renewal Agreement, Complementary Services Renewal Agreement and Advertising Services Renewal Agreement) for the continuing connected transactions with its connected person, CEA Holding and its controlled subsidiaries, which is the controlling Shareholder of the Company, for a term of three years (from 1 January 2017 to 31 December 2019) in respect of the continuing connected transactions, and renewed the annual caps of the continuing connected transactions for the years from 2017 to 2019, among which the Financial Services Renewal Agreement and the Catering Services Renewal Agreement were approved at the 2016 first extraordinary general meeting of the Company. Meanwhile, the Company renewed the annual caps of the continuing connected transactions in respect of aviation information technology services for the years from 2017 to 2019 with its connected person, TravelSky as required by the Shanghai Listing Rules. For details, please refer to the announcements of the Company published on the website of Hong Kong Stock Exchange on 30 August and 27 October 2016. 3. On 27 October 2016, the Board considered and approved the 2017-2019 continuing connected transactions between the Company and its connected person, China Aviation Supplies Holding Company as required by the Shanghai Listing Rules. For details, please refer to the announcement of the Company published on the website of Hong Kong Stock Exchange on 27 October 2016. 4. On 29 November 2016, members of the Eastern Logistics Group became subsidiaries of CEA Holding, which is the controlling shareholder of the Company, since the Company transferred its entire equity interest in Eastern Logistics to Eastern Airlines Industry Investment. Therefore, members of the Eastern Logistics Group became a connected person of the Company as defined under the Hong Kong Listing Rules. The Company entered into the Freight Logistics Daily Connected Transactions Framework Agreement with Eastern Logistics, pursuant to which, the Group provided Freight Logistics Business Support Services to the Eastern Logistics Group (the proposed annual cap for 2019 was RMB470 million), and the Eastern Logistics Group provided Cargo Terminal Business Support Services to the Group (the proposed annual cap for 2019 was RMB750 million). The Freight Logistics Daily Connected Transactions Framework Agreement was for a term of three years, commencing from the date on which the entire equity interest in Eastern Logistics is transferred from the Company to Eastern Airlines Industry Investment, and ending on 31 December 2019. The Company believes that the provision of Freight Logistics Business Support Services will bring steady and reliable revenue to the Group as a whole, while the provision of the Cargo Terminals Business Support Services by the Eastern Logistics Group to the Group will also satisfy the Group’s increasing need of freight and mail business and is beneficial to the natural expansion of production and operation of the Group. 5. On 3 October 2017, the trading of the fixed issuance of additional 10% shares to CEA Holding, the controlling shareholder of the Company, by AFK was completed in the Euronext. CEA Holding appointed Tang Bing, Director and the then vice president of the Company as the director of AFK. According to the relevant requirements of the Shanghai Stock Exchange, the daily businesses such as joint operation and service security between the Company and AFK and its controlled subsidiaries constituted a continuing connected transaction of the Company under the Shanghai Listing Rules. For details, please refer to the announcements of the Company published on the website of Hong Kong Stock Exchange on 9 October and 22 December 2017. 81Report of the Directors Note 1: The actual amount incurred by aircraft finance lease services in 2019 represents the total lease amount (principal and interest) plus service charge for the aircraft under new finance lease in 2019. Note 2: The actual amount incurred by aircraft operating lease services in 2019 represents the lease amount paid during the year for the aircraft and engines under new operating lease in 2019. Note 3: The actual amount incurred by aircraft operating lease services in 2019 represents the total lease amount of all lease terms for the aircraft and engines under new operating lease in 2019. Notes: 1. On 28 April 2016, in order to save financial costs, the Company entered into the “2017–2019 Aircraft Finance Lease Framework Agreement” with CES Leasing. The Company leased the aircraft, which comprised part of the aircraft in the Company’s aircraft introduction plan for the years 2017 to 2019, for the wholly-owned subsidiary proposed to be incorporated for the proposed transactions from CES Leasing by means of financial leasing. The aggregate principal amount of the finance leases shall be not more than 100% of the consideration for the purchase of the leased aircraft. CES Leasing is a non-wholly owned subsidiary of CEA Holding, which in turn is the controlling shareholder of the Company. Each of CES Leasing and the lessor(s), which are wholly-owned subsidiaries of CES Leasing, is thus a connected person of the Company. Therefore, the proposed transactions constitute connected transaction of the Company under Chapter 14A of the Hong Kong Listing Rules. For details, please refer to the announcement published by the Company on the website of Hong Kong Stock Exchange on 28 April 2016. 2. On 30 August 2016, in order to manage the continuing connected transactions in a better way and regulate the continuing business relationship between the Group and CEA Holding, the Company signed a framework agreement (including Property Leasing Renewal Agreement, Financial Services Renewal Agreement, Import and Export Services Renewal Agreement, Catering Services Renewal Agreement, Complementary Services Renewal Agreement and Advertising Services Renewal Agreement) for the continuing connected transactions with its connected person, CEA Holding and its controlled subsidiaries, which is the controlling Shareholder of the Company, for a term of three years (from 1 January 2017 to 31 December 2019) in respect of the continuing connected transactions, and renewed the annual caps of the continuing connected transactions for the years from 2017 to 2019, among which the Financial Services Renewal Agreement and the Catering Services Renewal Agreement were approved at the 2016 first extraordinary general meeting of the Company. Meanwhile, the Company renewed the annual caps of the continuing connected transactions in respect of aviation information technology services for the years from 2017 to 2019 with its connected person, TravelSky as required by the Shanghai Listing Rules. For details, please refer to the announcements of the Company published on the website of Hong Kong Stock Exchange on 30 August and 27 October 2016. 3. On 27 October 2016, the Board considered and approved the 2017-2019 continuing connected transactions between the Company and its connected person, China Aviation Supplies Holding Company as required by the Shanghai Listing Rules. For details, please refer to the announcement of the Company published on the website of Hong Kong Stock Exchange on 27 October 2016. 4. On 29 November 2016, members of the Eastern Logistics Group became subsidiaries of CEA Holding, which is the controlling shareholder of the Company, since the Company transferred its entire equity interest in Eastern Logistics to Eastern Airlines Industry Investment. Therefore, members of the Eastern Logistics Group became a connected person of the Company as defined under the Hong Kong Listing Rules. The Company entered into the Freight Logistics Daily Connected Transactions Framework Agreement with Eastern Logistics, pursuant to which, the Group provided Freight Logistics Business Support Services to the Eastern Logistics Group (the proposed annual cap for 2019 was RMB470 million), and the Eastern Logistics Group provided Cargo Terminal Business Support Services to the Group (the proposed annual cap for 2019 was RMB750 million). The Freight Logistics Daily Connected Transactions Framework Agreement was for a term of three years, commencing from the date on which the entire equity interest in Eastern Logistics is transferred from the Company to Eastern Airlines Industry Investment, and ending on 31 December 2019. The Company believes that the provision of Freight Logistics Business Support Services will bring steady and reliable revenue to the Group as a whole, while the provision of the Cargo Terminals Business Support Services by the Eastern Logistics Group to the Group will also satisfy the Group’s increasing need of freight and mail business and is beneficial to the natural expansion of production and operation of the Group. 5. On 3 October 2017, the trading of the fixed issuance of additional 10% shares to CEA Holding, the controlling shareholder of the Company, by AFK was completed in the Euronext. CEA Holding appointed Tang Bing, Director and the then vice president of the Company as the director of AFK. According to the relevant requirements of the Shanghai Stock Exchange, the daily businesses such as joint operation and service security between the Company and AFK and its controlled subsidiaries constituted a continuing connected transaction of the Company under the Shanghai Listing Rules. For details, please refer to the announcements of the Company published on the website of Hong Kong Stock Exchange on 9 October and 22 December 2017. 81

Report of the Directors 6. On 22 December 2017, the Company entered into the 2018–2019 aircraft and aircraft engines operating lease framework agreement with CES Leasing, pursuant to which, CES Leasing Group (as lessor(s)) agreed to provide operating lease to the Group (as lessee(s)) in relation to the aircraft and aircraft engines which comprises of (i) B737 series and B787 series new Boeing aircraft; (ii) A320 series, A330 series and A350 series new Airbus aircraft; and (iii) part of the old aircraft and part of the aircraft engines. Upon successful bidding of the tender of the aircraft and/or aircraft engines during the period between 1 January 2018 and 31 December 2019 by CES Leasing Group, the term of each of the lease agreement shall be not more than 144 months for each leasing of the aircraft and aircraft engines by CES Leasing Group to the Group. In 2018 and 2019, the total annual rental payable by the Group to CES Leasing Group for all of the aircraft and aircraft engines under the lease agreement(s) shall be not more than RMB8 billion for each year. The 2018 annual rental payable for the aircraft engines and the aircraft shall be not more than RMB75 million and RMB0.625 billion, respectively. The 2019 annual rental payable for the aircraft engines and the aircraft shall be not more than RMB60 million and RMB1.34 billion, respectively. The rental is payable by the Group on a monthly basis. The proposed annual cap for the year ended 31 December 2018 and for the year ended 31 December 2019 are RMB700 million and RMB1,400 million, respectively. For details, please refer to the announcement of the Company published on the website of Hong Kong Stock Exchange on 22 December 2017. The Company has entered into aircraft lease agreement with CES Leasing Group on 4 May 2018, 21 February 2019 and 12 April 2019, respectively for leasing of a total of five A330-300 aircraft and five B737-800 aircraft from CES Leasing Group by way of transfer of purchase rights and operating lease. For details, please refer to the announcements of the Company published on the website of Hong Kong Stock Exchange on 4 May 2018, 21 February 2019 and 12 April 2019. 7. On 1 March 2018, the Company entered into contractual operation agreement and operation cost agreement with China Cargo Airlines, pursuant to which, China Cargo Airlines (as contractor) shall operate the bellyhold space business, and the Company shall reimburse the operation cost of the bellyhold space business to China Cargo Airlines. Under the contractual operation agreement, the contractual operation terms shall commence from 1 April 2018 to 31 December 2032. The contractual fee for each year shall be the sum of the bench mark price (without tax) and the adjustment amount. In the fourth quarter of each financial year, the Company shall engage an asset evaluation agency which has the qualification of asset evaluation to evaluate the bench mark price (without tax) for the annual revenue of the bellyhold space business for the next financial year and file such evaluation results with the relevant supervision authority of the state-owned assets. The filed evaluation results will serve as the bench mark price for the contractual fee payable by China Cargo Airlines for the next financial year. The proposed annual caps for the year ended 31 December 2018 and for the year ended 31 December 2019 for the contractual fee payable by China Cargo Airlines to the Company are RMB3,000 million and RMB4,000 million, respectively. Under the operation cost agreement, the contractual operation terms shall commence from the effective date to 31 December 2032. The operation cost payable by the Company for each financial year shall be calculated based on the following formula: Operation Cost = Settlement Price × Cost Rate. The operation cost is payable on a monthly basis. The proposed annual caps for the year ended 31 December 2018 and for the year ended 31 December 2019 for the operation cost payable by the Company to China Cargo Airlines are RMB265 million and RMB353 million, respectively. China Cargo Airlines is a non-wholly owned subsidiary of Eastern Logistics, which in turn is a non-wholly owned subsidiary of CEA Holding and thus China Cargo Airlines is a connected person of the Company (as defined under the Hong Kong Listing Rules). The transactions under the bellyhold space agreements constitute continuing connected transactions under Chapter 14A of the Hong Kong Listing Rules. For details, please refer to the announcements and circular of the Company published on the website of Hong Kong Stock Exchange on 1 March, 12 March and 29 March 2018, respectively. 8. On 30 August 2019, the Company signed a daily connected transactions framework agreement in respect of the daily connected transaction of financial services, import and export services, catering services and related services, flight complementary services, property leasing and construction and management agency, advertising agency by mandate services, aircraft finance lease services, aircraft and aircraft engines operating lease services, freight logistics business support services with its connected person, CEA Holding and its subsidiaries, for a term of three years commencing from 1 January 2020 to 31 December 2022, renewed the caps for transactions for 2020 to 2022, and renewed the caps for the transactions under bellyhold space contractual operation services for 2020 to 2022. The following sets out the connected person relationship and the relevant annual caps for each of the renewed continuing connected transactions: China Eastern Airlines Corporation Limited 2019 Annual Report 82Report of the Directors 6. On 22 December 2017, the Company entered into the 2018–2019 aircraft and aircraft engines operating lease framework agreement with CES Leasing, pursuant to which, CES Leasing Group (as lessor(s)) agreed to provide operating lease to the Group (as lessee(s)) in relation to the aircraft and aircraft engines which comprises of (i) B737 series and B787 series new Boeing aircraft; (ii) A320 series, A330 series and A350 series new Airbus aircraft; and (iii) part of the old aircraft and part of the aircraft engines. Upon successful bidding of the tender of the aircraft and/or aircraft engines during the period between 1 January 2018 and 31 December 2019 by CES Leasing Group, the term of each of the lease agreement shall be not more than 144 months for each leasing of the aircraft and aircraft engines by CES Leasing Group to the Group. In 2018 and 2019, the total annual rental payable by the Group to CES Leasing Group for all of the aircraft and aircraft engines under the lease agreement(s) shall be not more than RMB8 billion for each year. The 2018 annual rental payable for the aircraft engines and the aircraft shall be not more than RMB75 million and RMB0.625 billion, respectively. The 2019 annual rental payable for the aircraft engines and the aircraft shall be not more than RMB60 million and RMB1.34 billion, respectively. The rental is payable by the Group on a monthly basis. The proposed annual cap for the year ended 31 December 2018 and for the year ended 31 December 2019 are RMB700 million and RMB1,400 million, respectively. For details, please refer to the announcement of the Company published on the website of Hong Kong Stock Exchange on 22 December 2017. The Company has entered into aircraft lease agreement with CES Leasing Group on 4 May 2018, 21 February 2019 and 12 April 2019, respectively for leasing of a total of five A330-300 aircraft and five B737-800 aircraft from CES Leasing Group by way of transfer of purchase rights and operating lease. For details, please refer to the announcements of the Company published on the website of Hong Kong Stock Exchange on 4 May 2018, 21 February 2019 and 12 April 2019. 7. On 1 March 2018, the Company entered into contractual operation agreement and operation cost agreement with China Cargo Airlines, pursuant to which, China Cargo Airlines (as contractor) shall operate the bellyhold space business, and the Company shall reimburse the operation cost of the bellyhold space business to China Cargo Airlines. Under the contractual operation agreement, the contractual operation terms shall commence from 1 April 2018 to 31 December 2032. The contractual fee for each year shall be the sum of the bench mark price (without tax) and the adjustment amount. In the fourth quarter of each financial year, the Company shall engage an asset evaluation agency which has the qualification of asset evaluation to evaluate the bench mark price (without tax) for the annual revenue of the bellyhold space business for the next financial year and file such evaluation results with the relevant supervision authority of the state-owned assets. The filed evaluation results will serve as the bench mark price for the contractual fee payable by China Cargo Airlines for the next financial year. The proposed annual caps for the year ended 31 December 2018 and for the year ended 31 December 2019 for the contractual fee payable by China Cargo Airlines to the Company are RMB3,000 million and RMB4,000 million, respectively. Under the operation cost agreement, the contractual operation terms shall commence from the effective date to 31 December 2032. The operation cost payable by the Company for each financial year shall be calculated based on the following formula: Operation Cost = Settlement Price × Cost Rate. The operation cost is payable on a monthly basis. The proposed annual caps for the year ended 31 December 2018 and for the year ended 31 December 2019 for the operation cost payable by the Company to China Cargo Airlines are RMB265 million and RMB353 million, respectively. China Cargo Airlines is a non-wholly owned subsidiary of Eastern Logistics, which in turn is a non-wholly owned subsidiary of CEA Holding and thus China Cargo Airlines is a connected person of the Company (as defined under the Hong Kong Listing Rules). The transactions under the bellyhold space agreements constitute continuing connected transactions under Chapter 14A of the Hong Kong Listing Rules. For details, please refer to the announcements and circular of the Company published on the website of Hong Kong Stock Exchange on 1 March, 12 March and 29 March 2018, respectively. 8. On 30 August 2019, the Company signed a daily connected transactions framework agreement in respect of the daily connected transaction of financial services, import and export services, catering services and related services, flight complementary services, property leasing and construction and management agency, advertising agency by mandate services, aircraft finance lease services, aircraft and aircraft engines operating lease services, freight logistics business support services with its connected person, CEA Holding and its subsidiaries, for a term of three years commencing from 1 January 2020 to 31 December 2022, renewed the caps for transactions for 2020 to 2022, and renewed the caps for the transactions under bellyhold space contractual operation services for 2020 to 2022. The following sets out the connected person relationship and the relevant annual caps for each of the renewed continuing connected transactions: China Eastern Airlines Corporation Limited 2019 Annual Report 82

Report of the Directors

Agreements	Counterparties and connected person relationship	The annual caps for the financial year ending the following dates (RMB, other than USD)		
		31 December 2020	31 December 2021	31 December 2022
Renewal of existing agreements				
Financial Services Agreement — Balance of deposit	Eastern Air Group Finance Co., Ltd., which is directly interested as to 53.75% by CEA Holding, and is thus an associate of CEA Holding.	12,000,000,000	13,000,000,000	14,000,000,000
Aircraft Finance Lease Framework Agreement (2020–2022)	CES Leasing is directly held as to 50% by CEA Holding, and thus CES Leasing and the lessor, which is a wholly-owned subsidiary of CES Leasing, are associates of CEA Holding.			
— Rental in total (including principal and interest) and arrangement fee		USD3,486,000,000	USD5,231,000,000	USD5,286,000,000
— Total right-of-use assets value		13,802,000,000	20,712,000,000	20,928,000,000
Aircraft and Aircraft Engines Operating Lease Framework Agreement (2020–2022)	CES Leasing, the connected relationship of which is the same as above.			
— Annual rental		581,000,000	963,000,000	1,355,000,000
— Total annual rental		2,450,000,000	4,586,000,000	4,705,000,000
— Total right-of-use assets value		2,187,000,000	4,016,000,000	3,548,000,000
Import and Export Services Agreement	Eastern Aviation Import & Export Co., Ltd., which is directly interested as to 55% by CEA Holding, and is thus an associate of CEA Holding.	730,000,000	840,000,000	950,000,000
Flight Complementary Services Agreement	CEA Development Co., Ltd., which is a wholly-owned subsidiary of CEA Holding, and is thus an associate of CEA Holding.			
— Total amounts payable		1,380,000,000	1,640,000,000	1,860,000,000
— Total right-of-use assets value for lease of exclusive vehicles and equipment		1,927,000,000	1,996,000,000	1,900,000,000
Catering Services and Related Services Agreement	China Eastern Air Catering Investment Co., Ltd., which is directly interested as to 55% by CEA Holding, and is thus an associate of CEA Holding.			
— Service fee paid for catering services		2,000,000,000	2,300,000,000	2,600,000,000
— Amount received for property leasing		80,000,000	90,000,000	100,000,000
Property Leasing and Construction and Management Agency Agreement				
— Amounts of rental and fee payable	CEA Holding, which is directly or indirectly interested in 49.79% of the issued capital of the Company, and thus is a controlling Shareholder of the Company.	280,000,000	280,000,000	280,000,000
— Total right-of-use assets value	Shanghai Eastern Airlines Investment Co., Limited, which is a wholly-owned subsidiary of CEA Holding, and is thus an associate of CEA Holding.	541,000,000	432,000,000	324,000,000
Advertising Services Agreement	China Eastern Airlines Media Co., Ltd., which is directly interested as to 55% by CEA Holding, and is thus an associate of CEA Holding.	70,000,000	73,000,000	75,000,000
Freight Logistics Daily Connected Transactions Framework Agreement	Eastern Logistics, which is directly interested as to 45% by Eastern Airlines Industry Investment, a wholly-owned subsidiary of CEA Holding, and thus is an associate of CEA Holding.			
— Amount received for freight logistics business support services		300,000,000	330,000,000	350,000,000
— Amount paid for cargo terminal business support services		550,000,000	590,000,000	630,000,000
Annual caps set for the three years ending 31 December 2020, 2021 and 2022				
Bellyhold Space Agreement	China Cargo Airlines, which is directly interested as to approximately 83% by Eastern Logistics and in turn a non-wholly owned subsidiary of CEA Holding, and is thus an associate of CEA Holding.			
— Contractual fee received under the contractual operation agreement		4,500,000,000	5,000,000,000	5,500,000,000
— Operation cost paid under the operation cost agreement		400,000,000	450,000,000	500,000,000

83

Report of the Directors Meanwhile, the Company renewed the aviation information technology service transaction and its annual caps of the transactions for the years from 2020 to 2022 with its connected person, TravelSky Technology Limited as required by the Shanghai Listing Rules,and renewed the aviation transportation cooperation and support service transactions and its annual caps of the transactions for the years from 2020 to 2022 with its connected person, AFK as required by the Shanghai Listing Rules. For details of the abovementioned transactions, please refer to the announcement published by the Company on the website of Hong Kong Stock Exchange on 30 August 2019. The independent non-executive Directors have reviewed the continuing connected transactions in 2019, and confirmed that: (a) the transactions were entered into in the ordinary course of business by the Group; (b) the transactions were conducted (i) on normal commercial terms or (ii) (if the comparable transaction was inadequate for judgement of whether the transaction was conducted on normal commercial terms) on terms no less favourable to the Company than those available from independent third parties (as the case maybe); and (c) the transactions were conducted in accordance to the terms of agreement of the relevant transaction, and the terms of transactions were fair and reasonable and in the interests of the Shareholders as a whole. For the purpose of Rule 14A.56 of the Hong Kong Listing Rules, Ernst & Young, the auditors of the Company have carried out procedures on the above connected transactions disclosed herein for the year ended 31 December 2019 in accordance with the Hong Kong Standard on Assurance Engagements 3000 “Assurance Engagement Other Than Audits or Reviews of Historical Financial Information” and with reference to Practice Note 740 “Auditor’s Letter on Continuing Connected Transactions under the Hong Kong Listing Rules” issued by the Hong Kong Institute of Certified Public Accountants. Ernst & Young have issued their unqualified letter containing their findings and conclusions in respect of the continuing connected transactions disclosed above by the Group in accordance with Rule 14A.56 of the Hong Kong Listing Rules. A copy of the auditors’ letter has been provided by the Company to the Hong Kong Stock Exchange. In respect of each related party transaction disclosed in note 48 to the financial statements prepared in accordance with IFRSs, the Company confirms that it has complied with the relevant requirements under the Hong Kong Listing Rules (if applicable). Save as disclosed above, the related party transactions set out in note 48 to the financial statements prepared in accordance with IFRSs do not constitute connected transactions under the Hong Kong Listing Rules. China Eastern Airlines Corporation Limited 2019 Annual Report 84Report of the Directors Meanwhile, the Company renewed the aviation information technology service transaction and its annual caps of the transactions for the years from 2020 to 2022 with its connected person, TravelSky Technology Limited as required by the Shanghai Listing Rules,and renewed the aviation transportation cooperation and support service transactions and its annual caps of the transactions for the years from 2020 to 2022 with its connected person, AFK as required by the Shanghai Listing Rules. For details of the abovementioned transactions, please refer to the announcement published by the Company on the website of Hong Kong Stock Exchange on 30 August 2019. The independent non-executive Directors have reviewed the continuing connected transactions in 2019, and confirmed that: (a) the transactions were entered into in the ordinary course of business by the Group; (b) the transactions were conducted (i) on normal commercial terms or (ii) (if the comparable transaction was inadequate for judgement of whether the transaction was conducted on normal commercial terms) on terms no less favourable to the Company than those available from independent third parties (as the case maybe); and (c) the transactions were conducted in accordance to the terms of agreement of the relevant transaction, and the terms of transactions were fair and reasonable and in the interests of the Shareholders as a whole. For the purpose of Rule 14A.56 of the Hong Kong Listing Rules, Ernst & Young, the auditors of the Company have carried out procedures on the above connected transactions disclosed herein for the year ended 31 December 2019 in accordance with the Hong Kong Standard on Assurance Engagements 3000 “Assurance Engagement Other Than Audits or Reviews of Historical Financial Information” and with reference to Practice Note 740 “Auditor’s Letter on Continuing Connected Transactions under the Hong Kong Listing Rules” issued by the Hong Kong Institute of Certified Public Accountants. Ernst & Young have issued their unqualified letter containing their findings and conclusions in respect of the continuing connected transactions disclosed above by the Group in accordance with Rule 14A.56 of the Hong Kong Listing Rules. A copy of the auditors’ letter has been provided by the Company to the Hong Kong Stock Exchange. In respect of each related party transaction disclosed in note 48 to the financial statements prepared in accordance with IFRSs, the Company confirms that it has complied with the relevant requirements under the Hong Kong Listing Rules (if applicable). Save as disclosed above, the related party transactions set out in note 48 to the financial statements prepared in accordance with IFRSs do not constitute connected transactions under the Hong Kong Listing Rules. China Eastern Airlines Corporation Limited 2019 Annual Report 84

Report of the Directors Independent Non-Executive Directors’ Opinion Independent non-executive Directors have performed reviewing work and issued an independent opinion on the external guarantees the Company has provided, as required by the relevant requirements of the CSRC. The Company has strictly observed the relevant laws and regulations as well as its Articles while it has also imposed strict control on the external guarantees provided. As at 31 December 2019, none of the Company and its subsidiaries included in the consolidated financial statements has provided any guarantee to the Company’s controlling shareholder and other related parties, other non-corporate bodies and individuals. Auditors These financial statements have been audited by Ernst & Young, who will retire at the forthcoming annual general meeting at which a resolution for reappointment as the auditor of the Company will be proposed. The Company did not change its auditor in the last three years. On behalf of the Board Liu Shaoyong Chairman Shanghai, the PRC 31 March 2020 85Report of the Directors Independent Non-Executive Directors’ Opinion Independent non-executive Directors have performed reviewing work and issued an independent opinion on the external guarantees the Company has provided, as required by the relevant requirements of the CSRC. The Company has strictly observed the relevant laws and regulations as well as its Articles while it has also imposed strict control on the external guarantees provided. As at 31 December 2019, none of the Company and its subsidiaries included in the consolidated financial statements has provided any guarantee to the Company’s controlling shareholder and other related parties, other non-corporate bodies and individuals. Auditors These financial statements have been audited by Ernst & Young, who will retire at the forthcoming annual general meeting at which a resolution for reappointment as the auditor of the Company will be proposed. The Company did not change its auditor in the last three years. On behalf of the Board Liu Shaoyong Chairman Shanghai, the PRC 31 March 2020 85

Corporate Governance Corporate Governance Practices The Company has established a formal and appropriate corporate governance structure. The Company has also placed emphasis on the corporate governance principle of having transparency, accountability and safeguarding the interests of all Shareholders. The Board believes that sound corporate governance is essential to the development of the Company’s operations. The Board regularly reviews our corporate governance practices to ensure that the Company operates in accordance with the laws, regulations and requirements of the listing jurisdictions, and that the Company continuously implements corporate governance of high efficiency. The Company’s corporate governance practices include but not limited to the following documents: The Articles, Rules of Procedures for General Meetings, rules of meeting of the Board, rules of meeting of the Supervisory Committee, working regulations of independent directors, management regulations of connected transactions and detailed working rules of the audit and risk management committee, detailed working rules of the planning and development committee, detailed working rules of the nominations and remuneration committee, detailed working rules of the aviation safety and environment committee, working regulations of presidents, regulations for the management of investor relationship, detailed implementation rules for management of investor relations, regulations for the connected transactions, detailed implementation rules for the management of connected transactions, regulations for external guarantee and provisional regulations for management of hedging business. The terms of the eighth session of the Board and the eighth session of the Supervisory Committee the Company expired on 30 June 2019. Given that the nomination of candidates for the directors of the ninth session of the Board and supervisors of the ninth session of the Supervisory Committee of the Company were not completed at that time, the re-election of the Board and the Supervisory Committee of the Company was postponed accordingly. The 2019 first extraordinary general meeting held on 31 December 2019 considered and approved the appointment of directors for the ninth session of the Board and supervisors for the ninth session of the Supervisory Committee of the Company. For details on the postponing of the re-election of the eighth session of the Board and the eighth session of the Supervisory Committee of the Company, and the directors of the ninth session of the Board and the supervisors of the ninth session of the Supervisory Committee of the Company, please refer to the announcements of the Company published on the website of Hong Kong Stock Exchange on 1 July and 31 December 2019 respectively. As at 31 December 2019 and as at the date of publication of this report, the Board has reviewed the relevant provisions under the codes of corporate governance and corporate governance practices adopted by the Group, and took the view that, save as disclosed above, the Group’s corporate governance practices for the year ended 31 December 2019 met the requirements under the code provisions in the Code. In certain aspects, the code of corporate governance adopted by the Company is more stringent than the provisions set out in the Code. The following sets out the major aspects which are more stringent than the Code. Major aspects which are more stringent than provisions set out in the Code: — 14 meetings of the Board were held for the 2019 financial year. The Company is governed by the Board. The Board is responsible for the leading and control of the Company. The Directors are jointly responsible for the affairs of the Company by directing and supervising the affairs of the Company. China Eastern Airlines Corporation Limited 2019 Annual Report 86Corporate Governance Corporate Governance Practices The Company has established a formal and appropriate corporate governance structure. The Company has also placed emphasis on the corporate governance principle of having transparency, accountability and safeguarding the interests of all Shareholders. The Board believes that sound corporate governance is essential to the development of the Company’s operations. The Board regularly reviews our corporate governance practices to ensure that the Company operates in accordance with the laws, regulations and requirements of the listing jurisdictions, and that the Company continuously implements corporate governance of high efficiency. The Company’s corporate governance practices include but not limited to the following documents: The Articles, Rules of Procedures for General Meetings, rules of meeting of the Board, rules of meeting of the Supervisory Committee, working regulations of independent directors, management regulations of connected transactions and detailed working rules of the audit and risk management committee, detailed working rules of the planning and development committee, detailed working rules of the nominations and remuneration committee, detailed working rules of the aviation safety and environment committee, working regulations of presidents, regulations for the management of investor relationship, detailed implementation rules for management of investor relations, regulations for the connected transactions, detailed implementation rules for the management of connected transactions, regulations for external guarantee and provisional regulations for management of hedging business. The terms of the eighth session of the Board and the eighth session of the Supervisory Committee the Company expired on 30 June 2019. Given that the nomination of candidates for the directors of the ninth session of the Board and supervisors of the ninth session of the Supervisory Committee of the Company were not completed at that time, the re-election of the Board and the Supervisory Committee of the Company was postponed accordingly. The 2019 first extraordinary general meeting held on 31 December 2019 considered and approved the appointment of directors for the ninth session of the Board and supervisors for the ninth session of the Supervisory Committee of the Company. For details on the postponing of the re-election of the eighth session of the Board and the eighth session of the Supervisory Committee of the Company, and the directors of the ninth session of the Board and the supervisors of the ninth session of the Supervisory Committee of the Company, please refer to the announcements of the Company published on the website of Hong Kong Stock Exchange on 1 July and 31 December 2019 respectively. As at 31 December 2019 and as at the date of publication of this report, the Board has reviewed the relevant provisions under the codes of corporate governance and corporate governance practices adopted by the Group, and took the view that, save as disclosed above, the Group’s corporate governance practices for the year ended 31 December 2019 met the requirements under the code provisions in the Code. In certain aspects, the code of corporate governance adopted by the Company is more stringent than the provisions set out in the Code. The following sets out the major aspects which are more stringent than the Code. Major aspects which are more stringent than provisions set out in the Code: — 14 meetings of the Board were held for the 2019 financial year. The Company is governed by the Board. The Board is responsible for the leading and control of the Company. The Directors are jointly responsible for the affairs of the Company by directing and supervising the affairs of the Company. China Eastern Airlines Corporation Limited 2019 Annual Report 86

Corporate Governance Directors As at 31 December 2019, the Board consisted of nine Directors, including Mr. Liu Shaoyong (Chairman), Mr Li Yangmin (Vice chairman), Wang Junjin (Director) and Mr. Yuan Jun (Employee Representative Director) as Directors, and four independent non- executive Directors, namely Mr. Lin Wanli, Mr. Shao Ruiqing, Mr. Cai Hongping and Mr. Dong Xuebo. Independent non-executive Directors of the Company shall possess specialized knowledge and experience. They shall be able to play their roles of supervising and balancing to the fullest extent to protect the interests of Shareholders and the Company as a whole. The Board considers that they shall be able to exercise independent judgment effectively, which complies with guidelines on assessment of independence pursuant to Rule 3.13 of the Hong Kong Listing Rules. Pursuant to Rule 3.13 of the Hong Kong Listing Rules, the Company has received the annual confirmation letters from each of the independent non-executive Directors on their independence. All Directors (including independent non-executive Directors) are appointed for a term of 3 years. The formal appointment letters and the Articles have set out the terms and conditions of their appointment. Other than working relationships, Directors, Supervisors and members of senior management of the Company do not have any financial, business or family connection with one another. Power of the Board On a periodic basis, the Board reviews the relevant performance against proposed budgets and business objectives of each operating unit. It also exercises certain power retained by the Board, including the following: — responsibility for convening general meetings and reporting to Shareholders on its work in such meeting; — implementing resolutions passed in general meetings; — deciding on the operating plan and investment proposals of the Company; — formulating the annual preliminary and final budget proposals; — formulating the Company’s profit distribution proposal and the proposal to offset losses; — formulating the Company’s proposals to increase or reduce the registered capital and proposals to issue debt securities; — drawing up proposals for the Company’s merger, demerger and dissolution; — deciding on the Company’s internal management structure; — employing or dismissing the Company’s president and board secretary; appointment, recruitment and dismissal of the vice president and chief financial officer of the Company on the nomination of the president, and the determination of their remuneration; — formulating the basic management systems of the Company; — formulating proposals to amend the Articles; and — discharging any other powers and functions granted in general meeting. 87Corporate Governance Directors As at 31 December 2019, the Board consisted of nine Directors, including Mr. Liu Shaoyong (Chairman), Mr Li Yangmin (Vice chairman), Wang Junjin (Director) and Mr. Yuan Jun (Employee Representative Director) as Directors, and four independent non- executive Directors, namely Mr. Lin Wanli, Mr. Shao Ruiqing, Mr. Cai Hongping and Mr. Dong Xuebo. Independent non-executive Directors of the Company shall possess specialized knowledge and experience. They shall be able to play their roles of supervising and balancing to the fullest extent to protect the interests of Shareholders and the Company as a whole. The Board considers that they shall be able to exercise independent judgment effectively, which complies with guidelines on assessment of independence pursuant to Rule 3.13 of the Hong Kong Listing Rules. Pursuant to Rule 3.13 of the Hong Kong Listing Rules, the Company has received the annual confirmation letters from each of the independent non-executive Directors on their independence. All Directors (including independent non-executive Directors) are appointed for a term of 3 years. The formal appointment letters and the Articles have set out the terms and conditions of their appointment. Other than working relationships, Directors, Supervisors and members of senior management of the Company do not have any financial, business or family connection with one another. Power of the Board On a periodic basis, the Board reviews the relevant performance against proposed budgets and business objectives of each operating unit. It also exercises certain power retained by the Board, including the following: — responsibility for convening general meetings and reporting to Shareholders on its work in such meeting; — implementing resolutions passed in general meetings; — deciding on the operating plan and investment proposals of the Company; — formulating the annual preliminary and final budget proposals; — formulating the Company’s profit distribution proposal and the proposal to offset losses; — formulating the Company’s proposals to increase or reduce the registered capital and proposals to issue debt securities; — drawing up proposals for the Company’s merger, demerger and dissolution; — deciding on the Company’s internal management structure; — employing or dismissing the Company’s president and board secretary; appointment, recruitment and dismissal of the vice president and chief financial officer of the Company on the nomination of the president, and the determination of their remuneration; — formulating the basic management systems of the Company; — formulating proposals to amend the Articles; and — discharging any other powers and functions granted in general meeting. 87

Corporate Governance The Board and the relevant specialized committees are also responsible for the completeness of financial information and are responsible for maintaining an effective internal control system and for risk management of the Group, as well as preparing the financial statements of the Company. Setting the business objectives and overseeing the daily operations of the Company are the responsibilities of the chief executive officer. The Articles specify the duties and authorities of the Board and the management. The Board periodically reviews the duties and functions of the chief executive officer and the powers delegated to him to ensure that such arrangements are appropriate. In order to ensure the balance of powers and authorization, the roles of the chairman and the chief executive officer have been clearly defined. The chairman of the Company is Mr. Liu Shaoyong, and the chief executive officer is Mr. Li Yangmin, the president of the Company. There are also other senior officers who are responsible for the daily management of the Company within their scope of duties. The Board continued to make strenuous efforts to establish and improve the Company’s corporate policies. In addition to corporate governance policies such as Rules of Procedures for General Meetings, Rules of Meeting of the Board, Working Regulations of Presidents and Working Regulations of Independent Directors, the Company has also established the Information Disclosure Management System, Regulations for the Management of Connected Transactions and Regulations for the Management of External Guarantees for specific operations. In 2019, the Company revised and improved the Articles, Rules of Procedure for General Meetings, Rules of Procedures for Supervisory Committee and detailed working rules for each specialized committee of the Board based on the regulatory requirements and work requirements. Meanwhile, the Company attached great importance to insider information management and system construction, strictly implemented relevant inside information management systems including the Information Disclosure Management System, Inside Information Management and Confidentiality Measures, Regulations on Information Management for External Reporting, Responsibility Mechanism for Major Errors in Information Disclosure in Annual Reports and Inside Information Insider Registration and Management System. General Meetings The procedures for Shareholders to convene an extraordinary general meeting and to send enquires to the Board, and the procedures for proposing resolutions at general meetings are as follows: According to the relevant requirements of the Articles and Rules of Procedures for General Meetings of the Company, Shareholders may convene a general meeting on their own, the major rules of which are as follows: — Shareholder(s) either individually or jointly holding over 10% of the Company’s shares may request the Board to convene an extraordinary general meeting. Such request shall be made to the Board in writing. The Board shall, in accordance with the requirement of laws, administrative regulations and the Articles, make a response in writing on whether or not it agrees to convene an extraordinary general meeting within 10 days upon receipt of such request. — If the Board refuses to convene the extraordinary general meeting, or fails to make a response within 10 days upon receipt of such request, Shareholder(s) either individually or jointly holding over 10% of the Company’s shares may propose to convene an extraordinary general meeting to the Supervisory Committee. Such proposal shall be made to the Supervisory Committee in writing. — If the Supervisory Committee agrees to convene the extraordinary general meeting, a notice convening the general meeting shall be issued within 5 days upon receipt of such request. Should there be any amendments to the original proposal in the notice, the consent of the relevant Shareholders shall be obtained. China Eastern Airlines Corporation Limited 2019 Annual Report 88Corporate Governance The Board and the relevant specialized committees are also responsible for the completeness of financial information and are responsible for maintaining an effective internal control system and for risk management of the Group, as well as preparing the financial statements of the Company. Setting the business objectives and overseeing the daily operations of the Company are the responsibilities of the chief executive officer. The Articles specify the duties and authorities of the Board and the management. The Board periodically reviews the duties and functions of the chief executive officer and the powers delegated to him to ensure that such arrangements are appropriate. In order to ensure the balance of powers and authorization, the roles of the chairman and the chief executive officer have been clearly defined. The chairman of the Company is Mr. Liu Shaoyong, and the chief executive officer is Mr. Li Yangmin, the president of the Company. There are also other senior officers who are responsible for the daily management of the Company within their scope of duties. The Board continued to make strenuous efforts to establish and improve the Company’s corporate policies. In addition to corporate governance policies such as Rules of Procedures for General Meetings, Rules of Meeting of the Board, Working Regulations of Presidents and Working Regulations of Independent Directors, the Company has also established the Information Disclosure Management System, Regulations for the Management of Connected Transactions and Regulations for the Management of External Guarantees for specific operations. In 2019, the Company revised and improved the Articles, Rules of Procedure for General Meetings, Rules of Procedures for Supervisory Committee and detailed working rules for each specialized committee of the Board based on the regulatory requirements and work requirements. Meanwhile, the Company attached great importance to insider information management and system construction, strictly implemented relevant inside information management systems including the Information Disclosure Management System, Inside Information Management and Confidentiality Measures, Regulations on Information Management for External Reporting, Responsibility Mechanism for Major Errors in Information Disclosure in Annual Reports and Inside Information Insider Registration and Management System. General Meetings The procedures for Shareholders to convene an extraordinary general meeting and to send enquires to the Board, and the procedures for proposing resolutions at general meetings are as follows: According to the relevant requirements of the Articles and Rules of Procedures for General Meetings of the Company, Shareholders may convene a general meeting on their own, the major rules of which are as follows: — Shareholder(s) either individually or jointly holding over 10% of the Company’s shares may request the Board to convene an extraordinary general meeting. Such request shall be made to the Board in writing. The Board shall, in accordance with the requirement of laws, administrative regulations and the Articles, make a response in writing on whether or not it agrees to convene an extraordinary general meeting within 10 days upon receipt of such request. — If the Board refuses to convene the extraordinary general meeting, or fails to make a response within 10 days upon receipt of such request, Shareholder(s) either individually or jointly holding over 10% of the Company’s shares may propose to convene an extraordinary general meeting to the Supervisory Committee. Such proposal shall be made to the Supervisory Committee in writing. — If the Supervisory Committee agrees to convene the extraordinary general meeting, a notice convening the general meeting shall be issued within 5 days upon receipt of such request. Should there be any amendments to the original proposal in the notice, the consent of the relevant Shareholders shall be obtained. China Eastern Airlines Corporation Limited 2019 Annual Report 88

Corporate Governance — If the Supervisory Committee fails to give the notice of the general meeting within the specified time limit, it shall be deemed to have failed to convene or preside over the general meeting, in which case, Shareholder(s) either individually or jointly holding over 10% of the Company’s shares for more than 90 consecutive days shall have the right to convene and preside over the meeting by themselves. Pursuant to the relevant requirements of the Articles, Shareholders have the right to inspect or make copies of the Articles, minutes of general meetings and accountant’s reports. Pursuant to the relevant requirements of the Articles and Rules of Procedures for General Meetings of the Company, the procedures for the Shareholders to propose resolutions at the general meeting are as follows: — Shareholder(s) either individually or jointly holding over 3% of the issued shares of the Company carrying the right to vote may propose extraordinary resolutions and submit the same in writing to the convener prior to the holding of the general meeting. However, subject to the requirement of the Hong Kong Listing Rules, the Company shall issue supplemental circular of the new extraordinary resolutions and the relevant materials to the Shareholders at least 14 business days before the date of holding the general meeting, therefore, the time for the proposing Shareholders to propose new extraordinary resolutions shall not be later than such time limit for issuing the supplemental circular to the Shareholders and shall consider and provide the Company reasonable time to prepare and despatch the supplemental circular. — The aforesaid proposed resolutions shall be reviewed by the Board and shall be included in the agenda of such meeting if the matters fall within the scope of terms of reference of the general meeting. The convener shall announce the content of the extraordinary resolutions by issuing a supplemental notice of the general meeting upon receipt of the proposed resolutions as soon as possible. If the Board considers that the content of the proposed resolutions do not fall within the scope of terms of reference of the general meeting, explanation and description shall be given at such general meeting, which, together with the content of such proposed resolutions and explanation of the Board, shall be published along with the resolutions of the general meeting in announcement after the conclusion of the meeting. — the Board shall review the proposed resolutions in accordance with the following principles: (1) Relevance. The Board shall review the resolutions proposed by the Shareholders. Matters in resolutions proposed by the Shareholders which have direct impact on the Company and are not outside the terms of reference of the general meeting as stipulated in the laws, regulations and the Articles shall be submitted to the general meeting for discussion. For matters which fail to meet the above requirements, it is recommended not to submit the proposed resolutions for discussion at the general meeting. In the event that the Board determines not to take any resolutions proposed by shareholders to the general meeting for voting, the Board shall explain and state the reasons therefor at such meeting, and announce the contents of the proposed resolutions and the explanation of the Board together with the resolutions of the general meeting after the conclusion of the general meeting. 89Corporate Governance — If the Supervisory Committee fails to give the notice of the general meeting within the specified time limit, it shall be deemed to have failed to convene or preside over the general meeting, in which case, Shareholder(s) either individually or jointly holding over 10% of the Company’s shares for more than 90 consecutive days shall have the right to convene and preside over the meeting by themselves. Pursuant to the relevant requirements of the Articles, Shareholders have the right to inspect or make copies of the Articles, minutes of general meetings and accountant’s reports. Pursuant to the relevant requirements of the Articles and Rules of Procedures for General Meetings of the Company, the procedures for the Shareholders to propose resolutions at the general meeting are as follows: — Shareholder(s) either individually or jointly holding over 3% of the issued shares of the Company carrying the right to vote may propose extraordinary resolutions and submit the same in writing to the convener prior to the holding of the general meeting. However, subject to the requirement of the Hong Kong Listing Rules, the Company shall issue supplemental circular of the new extraordinary resolutions and the relevant materials to the Shareholders at least 14 business days before the date of holding the general meeting, therefore, the time for the proposing Shareholders to propose new extraordinary resolutions shall not be later than such time limit for issuing the supplemental circular to the Shareholders and shall consider and provide the Company reasonable time to prepare and despatch the supplemental circular. — The aforesaid proposed resolutions shall be reviewed by the Board and shall be included in the agenda of such meeting if the matters fall within the scope of terms of reference of the general meeting. The convener shall announce the content of the extraordinary resolutions by issuing a supplemental notice of the general meeting upon receipt of the proposed resolutions as soon as possible. If the Board considers that the content of the proposed resolutions do not fall within the scope of terms of reference of the general meeting, explanation and description shall be given at such general meeting, which, together with the content of such proposed resolutions and explanation of the Board, shall be published along with the resolutions of the general meeting in announcement after the conclusion of the meeting. — the Board shall review the proposed resolutions in accordance with the following principles: (1) Relevance. The Board shall review the resolutions proposed by the Shareholders. Matters in resolutions proposed by the Shareholders which have direct impact on the Company and are not outside the terms of reference of the general meeting as stipulated in the laws, regulations and the Articles shall be submitted to the general meeting for discussion. For matters which fail to meet the above requirements, it is recommended not to submit the proposed resolutions for discussion at the general meeting. In the event that the Board determines not to take any resolutions proposed by shareholders to the general meeting for voting, the Board shall explain and state the reasons therefor at such meeting, and announce the contents of the proposed resolutions and the explanation of the Board together with the resolutions of the general meeting after the conclusion of the general meeting. 89

Corporate Governance

(2) Procedural issues. The Board may make decisions on procedural issues concerning resolutions proposed by the Shareholders. Consent of the proposing Shareholders shall be obtained if the proposed resolutions will be split up or combined for voting. In the event of any objection to the change by the proposing Shareholders, the convener of the general meeting may present the procedural issues to the general meeting for decision and discussions shall be conducted in accordance with the procedures decided by the general meeting.

Please refer to the section headed "Corporate Governance — Investor Relations" of this report for details of the contact information for Shareholders to inspect the relevant information and propose extraordinary resolutions.

In 2019, the Company convened two general meetings in total. The main information is as follows:

On 22 May 2019, the Company convened the 2018 annual general meeting at The QUBE Hotel, No. 200, Lane 1588, Zhuguang Road, Xujing Town, Qingpu District, Shanghai, the PRC. For details, please refer to the announcement of the Company dated 22 May 2019.

On 31 December 2019, the Company convened the 2019 first extraordinary general meeting at The QUBE Hotel, No. 200, Lane 1588, Zhuguang Road, Xujing Town, Qingpu District, Shanghai, the PRC. For details, please refer to the announcement of the Company dated 31 December 2019.

Attendance rate of Directors at general meetings of the Company were as follows:

Directors	Attendance/ Eligibility of Meetings	Attendance rate
Liu Shaoyong	2/2	100%
Li Yangmin	2/2	100%
Tang Bing	2/2	100%
Wang Junjin	1/1	100%
Lin Wanli	2/2	100%
Li Ruoshan	2/2	100%
Ma Weihua	2/2	100%
Shao Ruiqing	2/2	100%
Cai Hongping	2/2	100%
Dong Xuebo	1/1	100%
Yuan Jun	2/2	100%

Meeting of the Board

The chairman leads the Board to ensure that the Board performs its various duties effectively and he is responsible for drawing up the agenda of the meeting of the Board and considering other matters that the other Directors propose to be included in the agenda. The agenda together with documents of the Board should be, as far as practicable, circulated at least 3 days prior to the meeting of the Board or its specialized committees. The Chairman is also obliged to ensure that all the Directors are suitably briefed on matters to be raised in the meeting of the Board. The Chairman ensures that the Directors receive information that is accurate, timely and clear. Through on-the-job training of Directors, continuous participation in meetings of the Board and of specialized committees of the Board and meetings with key persons in headquarters and other departments, the Directors are encouraged to update their skills, knowledge and their understanding of the Group.

90 China Eastern Airlines Corporation Limited | 2019 Annual Report

Corporate Governance

The Company has established a specialized organization, i.e. the office of the Board, to work for the Board. All the Directors have access to the service of the company secretary. The company secretary periodically updates the Board of the latest information on governance and regulatory matters. The Directors may seek independent professional advice through the Chairman for the purpose of performing their duties, with the cost borne by the Company. Specialized committees may also seek professional advice. The Company Secretary is responsible for the records of the Board meetings. These minutes of meetings together with other related documents for the Board meetings shall be made available to all members of the Board. Board meetings are meant to enable the Directors to have open and frank discussions.

In order to ensure sound corporate governance, as at the date of the publication of this report, the Board had four special committees in place: Audit and Risk Management Committee, Nominations and Remuneration Committee, Planning and Development Committee and Aviation Safety and Environment Committee with their terms of reference drawn up in accordance with the principles set out in the Code. The Company Secretary was responsible for drafting minutes of meetings for the committees, and the committees report to the Board.

The Board held 14 meetings in 2019. Details of attendance of each Director at the Board meetings during the Reporting Period were as follows:

Directors	Attendance/ Eligibility of Meetings	Attendance rate
Liu Shaoyong	14/14	100%
Li Yangmin	8/8	100%
Tang Bing	8/8	100%
Wang Junjin	1/1	100%
Lin Wanli	14/14	100%
Shao Ruiqing	14/14	100%
Cai Hongping	14/14	100%
Dong Xuebo	1/1	100%
Yuan Jun	14/14	100%
Li Ruoshan	13/13	100%
Ma Weihua	13/13	100%
Ma Xulun	1/1	100%

Note: Each Director attended the respective Board meetings in person.

Directors' Interests

All the Directors shall declare to the Board upon their first appointment their capacities as directors or any other positions held in other companies or institutions, the declaration of which shall be renewed once a year. When the Board of the Company discusses any motion or transaction and considers any Director has any conflict of interest, the Director shall declare his interest and abstain from voting, and will excuse himself as appropriate. The Company shall, pursuant to guidelines applicable to the Company, request from Directors their confirmation if they or their associates are connected with any transactions entered into by the Company or its subsidiaries during the Reporting Period. Material related party transactions have been disclosed in the notes to the financial statements prepared in accordance with IFRSs of this report.

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Corporate Governance Securities Transactions by Directors The Company has adopted the Model Code as set out in Appendix 10 to the Hong Kong Listing Rules as the securities transactions code for the Directors. Each of the Directors and the Supervisors has been provided with a copy of the Model Code upon his appointment. Having made specific enquiry of all Directors, the Company is not aware of any non-compliance of all the Directors and the Supervisors with the required standard set out in the Model Code in 2019. The Company has also adopted the related provisions set out in Appendix 14 to the Hong Kong Listing Rules, and has established its Code of Conduct for Securities Transactions by Employees of the Company according to its own situation and with reference to the Model Code. The aforesaid code of conduct shall apply to the conduct of dealings in the securities of the Company by the Supervisors and members of senior management of the Company. In addition, pursuant to the requirements of the Shanghai Listing Rules, the shares of the Company transferred by each of the Directors, Supervisors and members of senior management of the Company every year shall not exceed 25% of the total number of shares held by each of them, and they are not allowed to purchase the shares of the Company within six months after they have sold their shares. They are also not allowed to sell the shares of the Company within six months after they have bought the shares of the Company. Additionally, within six months after their retirement, they are not allowed to transfer the shares of the Company held by them. All the employees who may have unpublished price sensitive information related to the Group are also required to comply with the Model Code. During the Reporting Period, the Company is not aware of any breach of laws and regulations. Directors’ Responsibilities in Respect of Financial Statements The Directors confirm that they are responsible for the preparation of the financial statements of the Group. The Auditor’s Report of the Company’s auditors in respect of the financial statements is set out on pages 117 to 121 of this report. The directors are not aware of any material uncertainties relating to events or conditions that may have a significant impact on the Company’s ability to continue as a going concern. Training of Directors Content of development of skills and training Directors participated The fourth session of 2019 training workshop for Chairman and General Manager Liu Shaoyong (listed company regulatory department of CSRC and China Association for Public Companies) The ninth session of 2019 training workshop for Chairman and General Manager Li Yangmin (listed company regulatory department of CSRC and China Association for Public Companies) The training course for directors, supervisors and senior management in December 2019 All Directors (Beijing Commerce & Finance Law Office) The follow-up training course for independent Directors in March 2019 Lin Wanli, Cai Hongping (Shanghai Stock Exchange) The Board office of the Company is responsible for organization, arrangement and checking the training and continuing professional development of directors and senior management. China Eastern Airlines Corporation Limited 2019 Annual Report 92Corporate Governance Securities Transactions by Directors The Company has adopted the Model Code as set out in Appendix 10 to the Hong Kong Listing Rules as the securities transactions code for the Directors. Each of the Directors and the Supervisors has been provided with a copy of the Model Code upon his appointment. Having made specific enquiry of all Directors, the Company is not aware of any non-compliance of all the Directors and the Supervisors with the required standard set out in the Model Code in 2019. The Company has also adopted the related provisions set out in Appendix 14 to the Hong Kong Listing Rules, and has established its Code of Conduct for Securities Transactions by Employees of the Company according to its own situation and with reference to the Model Code. The aforesaid code of conduct shall apply to the conduct of dealings in the securities of the Company by the Supervisors and members of senior management of the Company. In addition, pursuant to the requirements of the Shanghai Listing Rules, the shares of the Company transferred by each of the Directors, Supervisors and members of senior management of the Company every year shall not exceed 25% of the total number of shares held by each of them, and they are not allowed to purchase the shares of the Company within six months after they have sold their shares. They are also not allowed to sell the shares of the Company within six months after they have bought the shares of the Company. Additionally, within six months after their retirement, they are not allowed to transfer the shares of the Company held by them. All the employees who may have unpublished price sensitive information related to the Group are also required to comply with the Model Code. During the Reporting Period, the Company is not aware of any breach of laws and regulations. Directors’ Responsibilities in Respect of Financial Statements The Directors confirm that they are responsible for the preparation of the financial statements of the Group. The Auditor’s Report of the Company’s auditors in respect of the financial statements is set out on pages 117 to 121 of this report. The directors are not aware of any material uncertainties relating to events or conditions that may have a significant impact on the Company’s ability to continue as a going concern. Training of Directors Content of development of skills and training Directors participated The fourth session of 2019 training workshop for Chairman and General Manager Liu Shaoyong (listed company regulatory department of CSRC and China Association for Public Companies) The ninth session of 2019 training workshop for Chairman and General Manager Li Yangmin (listed company regulatory department of CSRC and China Association for Public Companies) The training course for directors, supervisors and senior management in December 2019 All Directors (Beijing Commerce & Finance Law Office) The follow-up training course for independent Directors in March 2019 Lin Wanli, Cai Hongping (Shanghai Stock Exchange) The Board office of the Company is responsible for organization, arrangement and checking the training and continuing professional development of directors and senior management. China Eastern Airlines Corporation Limited 2019 Annual Report 92

Corporate Governance Training of Company Secretary In 2019, our company secretary took no less than 15 hours of relevant professional training. The Board office of the Company is responsible for arranging and reviewing the training and continuous professional development of the Directors and the members of the senior management of the Company. Audit and Risk Management Committee As at 31 December 2019, the Audit and Risk Management Committee of the Company comprised Mr. Shao Ruiqing, Mr. Cai Hongping and Mr. Lin Wanli, all of whom are independent non-executive Directors of the Company. Mr. Shao Ruiqing is the chairman of the Committee and possesses professional qualifications in accounting. The Audit and Risk Management Committee is a specialized committee under the Board. It is responsible for checking and monitoring the financial reports and internal control of the Company, checking and evaluating the overall risk management of the Company, in particular the risk management and risk control system for material decision, significant events and major business, and overseeing their implementation. (1) Internal Audit The Company’s internal audit department is responsible for conducting an independent audit of whether or not the internal control system is sufficient and effective. The auditing plan is prepared using a risk-based approach and is discussed and finalized by the Audit and Risk Management Committee annually. Other than the pre-determined scope of work for each year, the department is also required to conduct other specific audits. The Group’s internal audit department primarily reports to the president; it may also report directly to the chairman of the Audit and Risk Management Committee. All the internal audit reports are delivered to the Directors, the president, chief financial officer, the management of the department being audited and the related departments. The outcome of each audit, in summary, will also be discussed with the Audit and Risk Management Committee. The Board and the Audit and Risk Management Committee of the Company actively monitor the number and seriousness of the inspection results submitted by the internal audit department, and the relevant corrective measures taken by the relevant department. (2) Risk Management The Audit and Risk Management Committee of the Company is responsible for checking and evaluating the overall risk management of the Company and overseeing their implementation; checking and evaluating the risk management and risk control system and duties on developing aviation fuel, foreign exchange and interest rate hedging businesses and overseeing their implementation. The internal audit department of the Company has undertaken related risk management duties and reports to the Audit and Risk Management Committee periodically. It is responsible for coordinating the implementation of appropriate procedures to manage the operational risks of the Group. 93Corporate Governance Training of Company Secretary In 2019, our company secretary took no less than 15 hours of relevant professional training. The Board office of the Company is responsible for arranging and reviewing the training and continuous professional development of the Directors and the members of the senior management of the Company. Audit and Risk Management Committee As at 31 December 2019, the Audit and Risk Management Committee of the Company comprised Mr. Shao Ruiqing, Mr. Cai Hongping and Mr. Lin Wanli, all of whom are independent non-executive Directors of the Company. Mr. Shao Ruiqing is the chairman of the Committee and possesses professional qualifications in accounting. The Audit and Risk Management Committee is a specialized committee under the Board. It is responsible for checking and monitoring the financial reports and internal control of the Company, checking and evaluating the overall risk management of the Company, in particular the risk management and risk control system for material decision, significant events and major business, and overseeing their implementation. (1) Internal Audit The Company’s internal audit department is responsible for conducting an independent audit of whether or not the internal control system is sufficient and effective. The auditing plan is prepared using a risk-based approach and is discussed and finalized by the Audit and Risk Management Committee annually. Other than the pre-determined scope of work for each year, the department is also required to conduct other specific audits. The Group’s internal audit department primarily reports to the president; it may also report directly to the chairman of the Audit and Risk Management Committee. All the internal audit reports are delivered to the Directors, the president, chief financial officer, the management of the department being audited and the related departments. The outcome of each audit, in summary, will also be discussed with the Audit and Risk Management Committee. The Board and the Audit and Risk Management Committee of the Company actively monitor the number and seriousness of the inspection results submitted by the internal audit department, and the relevant corrective measures taken by the relevant department. (2) Risk Management The Audit and Risk Management Committee of the Company is responsible for checking and evaluating the overall risk management of the Company and overseeing their implementation; checking and evaluating the risk management and risk control system and duties on developing aviation fuel, foreign exchange and interest rate hedging businesses and overseeing their implementation. The internal audit department of the Company has undertaken related risk management duties and reports to the Audit and Risk Management Committee periodically. It is responsible for coordinating the implementation of appropriate procedures to manage the operational risks of the Group. 93

Corporate Governance The Group has established a comprehensive risk management system, with a comprehensive risk management and internal control main manual as a basis, and sub-risk management and internal control manuals for principal departments and branches, through conduct continuous supervision and assessment of the design and operation of internal control at the Group’s overall and operational levels. The Board being the highest leadership and decision-making organ for comprehensive risk management, established the Audit and Risk Management Committee, and has set up three levels of defence in risk management around the business units, risk management unit and internal audit department. The Board has incorporated the concept of internal risk control into every business unit and established the risk management framework to identify, assess and respond to substantial risks. The first level of defence in the Group’s risk management is with the business units, which incorporated risk management measures and internal control procedures into the working and operation of the business units; the second level of defence in the Group’s risk management is the risk management unit, which led and coordinated among all of the business units and supervised over relevant works, to ensure risk management in the Group has been fully executed; the third level of defence in the Group’s risk management is the internal audit department, which is directly responsible to the Board and the Audit and Risk Management Committee, supervised and assessed every business unit and operational departments for risk management works. The Group has established a general and continuous supervision mechanism, in order to discover defect in the design and operation of the internal risk control system in time. The internal audit department is responsible to audit every business units and operational departments of the Group, and the internal audit is supervised and overseen by the Board and the Audit and Risk Management Committee. The internal audit department has to report regularly or upon request to the Board of Supervisors, the Board, the Audit and Risk Management Committee and the president etc. Any defect in internal risk control discovered in check and supervision should be reported in accordance with the internal audit procedures, and the relevant defects should be rectified and improved in accordance with the queries raised. Performance of Audit and Risk Management Committee The Audit and Risk Management Committee held 12 meetings in 2019. The Company’s senior management and external and internal auditors were invited to attend the meeting. Based on the reports of the external and internal auditors, and with reference to the accounting principles and practices, and internal controls adopted by the Company, the Audit and Risk Management Committee conducted reviews of audits, internal control, risk management and financial statements with a view to assessing whether the requirements of the Hong Kong Listing Rules are complied with. The Company’s first quarterly results, interim results and third quarterly results for 2019 and the final results for 2018 had been discussed in the Audit and Risk Management Committee’s meetings before they were submitted to the Board for approval. The Board had no disagreement on the selection, appointment, resignation or dismissal of the external auditors. Please refer to the “2019 Performance Report of the Audit and Risk Management Committee” disclosed on the websites of Shanghai Stock Exchange and Hong Kong Stock Exchange by the Company on 31 March 2020 for the performance of the Audit and Risk Management Committee. China Eastern Airlines Corporation Limited 2019 Annual Report 94Corporate Governance The Group has established a comprehensive risk management system, with a comprehensive risk management and internal control main manual as a basis, and sub-risk management and internal control manuals for principal departments and branches, through conduct continuous supervision and assessment of the design and operation of internal control at the Group’s overall and operational levels. The Board being the highest leadership and decision-making organ for comprehensive risk management, established the Audit and Risk Management Committee, and has set up three levels of defence in risk management around the business units, risk management unit and internal audit department. The Board has incorporated the concept of internal risk control into every business unit and established the risk management framework to identify, assess and respond to substantial risks. The first level of defence in the Group’s risk management is with the business units, which incorporated risk management measures and internal control procedures into the working and operation of the business units; the second level of defence in the Group’s risk management is the risk management unit, which led and coordinated among all of the business units and supervised over relevant works, to ensure risk management in the Group has been fully executed; the third level of defence in the Group’s risk management is the internal audit department, which is directly responsible to the Board and the Audit and Risk Management Committee, supervised and assessed every business unit and operational departments for risk management works. The Group has established a general and continuous supervision mechanism, in order to discover defect in the design and operation of the internal risk control system in time. The internal audit department is responsible to audit every business units and operational departments of the Group, and the internal audit is supervised and overseen by the Board and the Audit and Risk Management Committee. The internal audit department has to report regularly or upon request to the Board of Supervisors, the Board, the Audit and Risk Management Committee and the president etc. Any defect in internal risk control discovered in check and supervision should be reported in accordance with the internal audit procedures, and the relevant defects should be rectified and improved in accordance with the queries raised. Performance of Audit and Risk Management Committee The Audit and Risk Management Committee held 12 meetings in 2019. The Company’s senior management and external and internal auditors were invited to attend the meeting. Based on the reports of the external and internal auditors, and with reference to the accounting principles and practices, and internal controls adopted by the Company, the Audit and Risk Management Committee conducted reviews of audits, internal control, risk management and financial statements with a view to assessing whether the requirements of the Hong Kong Listing Rules are complied with. The Company’s first quarterly results, interim results and third quarterly results for 2019 and the final results for 2018 had been discussed in the Audit and Risk Management Committee’s meetings before they were submitted to the Board for approval. The Board had no disagreement on the selection, appointment, resignation or dismissal of the external auditors. Please refer to the “2019 Performance Report of the Audit and Risk Management Committee” disclosed on the websites of Shanghai Stock Exchange and Hong Kong Stock Exchange by the Company on 31 March 2020 for the performance of the Audit and Risk Management Committee. China Eastern Airlines Corporation Limited 2019 Annual Report 94

Corporate Governance

Attendance rate of members of the Audit and Risk Management Committee meetings were as follows:

Members	Attendance/ Eligibility of Meetings	Attendance rate
Li Ruoshan (resigned)	11/11	100%
Shao Ruiqing	12/12	100%
Cai Hongping	12/12	100%
Lin Wanli	1/1	100%

Note: All members of the Audit and Risk Management Committee attended the respective Audit and Risk Management Committee meetings in person

In addition, the Audit and Risk Management Committee also conducted other compliance work to comply with PRC and USA reporting requirements in 2019, including guiding and overseeing the development of internal controls, listening and reviewing the overall plan for risk management, implementing risk management work in accordance with the requirements of the relevant regulatory authorities in full scale, reviewing the Company's compliance with the Sarbanes-Oxley Act and considering the work undertaken by the management, including management assessment, to ensure the Company's compliance with internal control regulations under Section 404 of the Sarbanes-Oxley Act.

In 2019, the Board has reviewed the internal control system in relation to risk management and considered that the Company had discharged their duties of risk management and internal control of listed companies as required by the Hong Kong Listing Rules, and the Group's risk management and internal control systems were effective and adequate during the year 2019.

The Detailed Working Rules of the Audit and Risk Management Committee are posted on the website of the Company www.ceair.com.

External Auditors

For the Reporting Period, the annual audit and audit-related fees payable to Ernst & Young are estimated to be RMB18 million primarily for the regular annual audit of the Group's 2019 financial statements prepared under IFRSs and PRC Accounting Standards and the other relevant documents applicable for the purpose of Annual Report in Form 20-F. For the Reporting Period, the tax related fees payable to Ernst & Young are estimated to be RMB0.23 million.

The auditors' remuneration shall be approved by the Audit and Risk Management Committee or the Board.

The Audit and Risk Management Committee obtained a brief understanding of the scope of the non-audit services and related fees and was satisfied that the non-audit services (in respect of the nature of service and the total cost of non-regular audit services compared to regular audit service fee) had not affected the independence of the accounting firm.

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Corporate Governance Planning and Development Committee As of 31 December 2019, the Planning and Development Committee of the Company comprised Mr. Tang Bing, Mr. Wang Junjin and Mr. Dong Xuebo. Mr. Tang Bing is the chairman of the Committee. The main duties of the Planning and Development Committee are: — to consider the annual operational goals of the Company and make recommendations to the Board; — to consider the annual investment proposal of the Company and make recommendations to the Board; — to consider the material investments (other than the annual investment proposal) of the Company and make recommendations to the Board; — to consider the development plan of the Company and make recommendations to the Board; — to study and consider the fleet development plan and aircraft purchase plan of the Company and submit independent report to the Board; — to study other major events which may have influence on the development of the Company and make recommendations in connection with the same; — to oversee the implementation of the above matters and conduct inspection of the same; and — to consider other matters as authorized by the Board and oversee their implementation. Attendance of members of the Planning and Development Committee meetings were as follows: Attendance/ Eligibility of Attendance Members Meetings rate Tang Bing 4/4 100% Shao Ruiqing (resigned) 4/4 100% Yuan Jun (resigned) 4/4 100% Wang Junjin 0/0 / Dong Xuebo 0/0 / Note: All members of the Planning and Development Committee attended the relevant meetings of the Planning and Development Committee in person. China Eastern Airlines Corporation Limited 2019 Annual Report 96Corporate Governance Planning and Development Committee As of 31 December 2019, the Planning and Development Committee of the Company comprised Mr. Tang Bing, Mr. Wang Junjin and Mr. Dong Xuebo. Mr. Tang Bing is the chairman of the Committee. The main duties of the Planning and Development Committee are: — to consider the annual operational goals of the Company and make recommendations to the Board; — to consider the annual investment proposal of the Company and make recommendations to the Board; — to consider the material investments (other than the annual investment proposal) of the Company and make recommendations to the Board; — to consider the development plan of the Company and make recommendations to the Board; — to study and consider the fleet development plan and aircraft purchase plan of the Company and submit independent report to the Board; — to study other major events which may have influence on the development of the Company and make recommendations in connection with the same; — to oversee the implementation of the above matters and conduct inspection of the same; and — to consider other matters as authorized by the Board and oversee their implementation. Attendance of members of the Planning and Development Committee meetings were as follows: Attendance/ Eligibility of Attendance Members Meetings rate Tang Bing 4/4 100% Shao Ruiqing (resigned) 4/4 100% Yuan Jun (resigned) 4/4 100% Wang Junjin 0/0 / Dong Xuebo 0/0 / Note: All members of the Planning and Development Committee attended the relevant meetings of the Planning and Development Committee in person. China Eastern Airlines Corporation Limited 2019 Annual Report 96

Corporate Governance Performance of the Planning and Development Committee The Planning and Development Committee is responsible for studying, considering and making plans or recommendation in regard to the long term development plans and material investment decisions of the Company and overseeing their implementation. The work done by the Planning and Development Committee in 2019 were as follows: (1) Convening the meetings in compliance with regulations. In 2019, four committee meetings were convened to discuss and pass seven resolutions, including the 2019 Investment Plan of the Company, the introduction of 35 ARJ aircrafts and material matters involved disposal of equity investment, significant investment of fixed assets, to provide support for the Board’s decisions. (2) Strictly reviewing Investment plans and rationally controlling the investment scale. In 2019, The Committee strictly reviewed investment plans of fixed assets, rationally controlled the investment scale of infrastructure projects and paid attention to the implementation progress of material investment projects. The Committee considered the annual investment plan of the Company to ensure that the construction of Beijing Daxing International Airport was completed with high quality and the smooth commencement of its operation, while ensuring the smooth relocation of the systems and mechanisms of the China United Airlines from Beijing Nanyuan Airport to Beijing Daxing International Airport and facilitating the transformation of Business Airlines to “One Two Three” Airlines as well as providing feasible advice and recommendations. (3) Optimizing aircraft and asset management of the Company and facilitating the introduction work of aircraft of the Company. In accordance with the introduction plan of aircraft of the Company, the Committee discussed and reviewed the projects of introducing 35 ARJ aircrafts of the Company and disposal of 16 retired aircrafts. (4) Continuing to optimize the structure of property rights and strengthen the level of supervision and control. With facilitating the construction of “Internet on CEA”, the Committee reviewed and discussed the issue of a value-added telecommunication business conducted by China Eastern Airlines E-Commerce Co., Ltd. to provide support for the decision of the telecommunication company to expand its business to aircraft WIFI; steadily facilitated the merger and restructure work of China United Airlines, the pilot enterprises of the reform of state-owned enterprises, ”Double Hundred Action”. The Detailed Working Rules of the Planning and Development Committee are posted on the website of the Company www.ceair.com. Nominations and Remuneration Committee As at 31 December 2019, the Nominations and Remuneration committee of the Company comprised Mr. Liu Shaoyong, Mr. Lin Wanli, Mr. Wang Junjin, Mr. Cai Hongping and Mr. Dong Xuebo. When considering and approving nomination related matters, it shall be chaired by Mr. Liu Shaoyong; when considering and approving remuneration related matters, it shall be chaired by Mr. Lin Wanli. 97Corporate Governance Performance of the Planning and Development Committee The Planning and Development Committee is responsible for studying, considering and making plans or recommendation in regard to the long term development plans and material investment decisions of the Company and overseeing their implementation. The work done by the Planning and Development Committee in 2019 were as follows: (1) Convening the meetings in compliance with regulations. In 2019, four committee meetings were convened to discuss and pass seven resolutions, including the 2019 Investment Plan of the Company, the introduction of 35 ARJ aircrafts and material matters involved disposal of equity investment, significant investment of fixed assets, to provide support for the Board’s decisions. (2) Strictly reviewing Investment plans and rationally controlling the investment scale. In 2019, The Committee strictly reviewed investment plans of fixed assets, rationally controlled the investment scale of infrastructure projects and paid attention to the implementation progress of material investment projects. The Committee considered the annual investment plan of the Company to ensure that the construction of Beijing Daxing International Airport was completed with high quality and the smooth commencement of its operation, while ensuring the smooth relocation of the systems and mechanisms of the China United Airlines from Beijing Nanyuan Airport to Beijing Daxing International Airport and facilitating the transformation of Business Airlines to “One Two Three” Airlines as well as providing feasible advice and recommendations. (3) Optimizing aircraft and asset management of the Company and facilitating the introduction work of aircraft of the Company. In accordance with the introduction plan of aircraft of the Company, the Committee discussed and reviewed the projects of introducing 35 ARJ aircrafts of the Company and disposal of 16 retired aircrafts. (4) Continuing to optimize the structure of property rights and strengthen the level of supervision and control. With facilitating the construction of “Internet on CEA”, the Committee reviewed and discussed the issue of a value-added telecommunication business conducted by China Eastern Airlines E-Commerce Co., Ltd. to provide support for the decision of the telecommunication company to expand its business to aircraft WIFI; steadily facilitated the merger and restructure work of China United Airlines, the pilot enterprises of the reform of state-owned enterprises, ”Double Hundred Action”. The Detailed Working Rules of the Planning and Development Committee are posted on the website of the Company www.ceair.com. Nominations and Remuneration Committee As at 31 December 2019, the Nominations and Remuneration committee of the Company comprised Mr. Liu Shaoyong, Mr. Lin Wanli, Mr. Wang Junjin, Mr. Cai Hongping and Mr. Dong Xuebo. When considering and approving nomination related matters, it shall be chaired by Mr. Liu Shaoyong; when considering and approving remuneration related matters, it shall be chaired by Mr. Lin Wanli. 97

Corporate Governance The main duties of the Nominations and Remuneration Committee of the Board are: (1) to make recommendations to the Board regarding its size and composition based on the relevant provisions of the PRC Company Law and in the light of specific circumstances such as the characteristics of the Company’s equity structure; (2) to study the criteria and procedures for selecting Directors and senior management, and to make recommendations to the Board; (3) to select qualified candidates to become Directors and members of the senior management; (4) to examine the candidates for the positions of Director and senior management and make recommendations in connection with the same; (5) to examine candidates for other senior management positions whose engagement is subject to approval by the Board and make recommendations in connection with the same; (6) to study and review the policies and plans for remuneration of the Directors and senior management personnel; (7) to study the criteria for assessing the Directors and senior management personnel, carry out such assessments, and make recommendations in connection with the same; (8) to evaluate the performance of the Directors and senior management personnel based on the Company’s actual business circumstances, and make recommendations in connection with the same; (9) to be responsible for monitoring the implementation of the Company’s remuneration system; (10) other matters delegated by the Board. According to the Working Rules of the Nominations and Remuneration Committee of the Board of Directors, the procedure for electing Directors and senior management is as follows: (1) the Nominations and Remuneration Committee shall actively liaise with the relevant departments of the Company to study the requirement for Directors and senior management, and produce a written document thereon; (2) the Nominations and Remuneration Committee may conduct a wide-ranging search for candidates for the positions of Director and senior management within the Company, within enterprises controlled by the Company or within enterprises in which the Company holds equity, and on the human resources market; (3) the profession, academic qualifications, professional titles, detailed work experience and all concurrently held positions of the initial candidates shall be compiled as a written document; (4) the Nominations and Remuneration Committee shall listen fully to the opinion of the nominee regarding his/her nomination; (5) a meeting of the Nominations and Remuneration Committee shall be convened, and the qualifications of the initial candidates shall be examined on the basis of the conditions for appointment of Directors and senior management; China Eastern Airlines Corporation Limited 2019 Annual Report 98Corporate Governance The main duties of the Nominations and Remuneration Committee of the Board are: (1) to make recommendations to the Board regarding its size and composition based on the relevant provisions of the PRC Company Law and in the light of specific circumstances such as the characteristics of the Company’s equity structure; (2) to study the criteria and procedures for selecting Directors and senior management, and to make recommendations to the Board; (3) to select qualified candidates to become Directors and members of the senior management; (4) to examine the candidates for the positions of Director and senior management and make recommendations in connection with the same; (5) to examine candidates for other senior management positions whose engagement is subject to approval by the Board and make recommendations in connection with the same; (6) to study and review the policies and plans for remuneration of the Directors and senior management personnel; (7) to study the criteria for assessing the Directors and senior management personnel, carry out such assessments, and make recommendations in connection with the same; (8) to evaluate the performance of the Directors and senior management personnel based on the Company’s actual business circumstances, and make recommendations in connection with the same; (9) to be responsible for monitoring the implementation of the Company’s remuneration system; (10) other matters delegated by the Board. According to the Working Rules of the Nominations and Remuneration Committee of the Board of Directors, the procedure for electing Directors and senior management is as follows: (1) the Nominations and Remuneration Committee shall actively liaise with the relevant departments of the Company to study the requirement for Directors and senior management, and produce a written document thereon; (2) the Nominations and Remuneration Committee may conduct a wide-ranging search for candidates for the positions of Director and senior management within the Company, within enterprises controlled by the Company or within enterprises in which the Company holds equity, and on the human resources market; (3) the profession, academic qualifications, professional titles, detailed work experience and all concurrently held positions of the initial candidates shall be compiled as a written document; (4) the Nominations and Remuneration Committee shall listen fully to the opinion of the nominee regarding his/her nomination; (5) a meeting of the Nominations and Remuneration Committee shall be convened, and the qualifications of the initial candidates shall be examined on the basis of the conditions for appointment of Directors and senior management; China Eastern Airlines Corporation Limited 2019 Annual Report 98

Corporate Governance

(6) before the selection of a new Director and the engagement of a new member of the senior management, the recommendations of and relevant information on the relevant candidate(s) shall be submitted to the Board; and

(7) the Nominations and Remuneration Committee shall carry out other follow-up tasks based on the decisions of and feedback from the Board.

According to the Board Diversity Policy of the Detailed Working Rules of the Nominations and Remuneration Committee of the Board:

(1) When performing related duties, the Nominations and Remuneration Committee shall take into account the Board Diversity Policy required by the document, so as to supervise the execution of such policy, and review and amend the policy in due course to ensure its validity.

(2) When reviewing the size and composition of the Board and searching and proposing candidates for Directors, the Nominations and Remuneration Committee shall take into account the relevant factors in accordance with the business model and actual requirements of the Company in order to achieve diversity of the Board. The Nominations and Remuneration Committee can consider Board diversity from different aspects, including but not limited to gender, age, cultural and educational background, race, profession and experience, skills, knowledge and length of service, etc. After taking into account of the related factors mentioned above, the Nominations and Remuneration Committee will offer the final appointment recommendations to the Board based on the strengths of the candidates and their contribution to the Board.

Attendance of members of the Nominations and Remuneration Committee meetings were as follows:

Members	Attendance/ Eligibility of Meetings	Attendance rate
Liu Shaoyong	7/7	100%
Ma Weihua (resigned)	7/7	100%
Cai Hongping	7/7	100%
Lin Wanli	0/0	/
Wang Junjin	0/0	/
Dong Xuebo	0/0	/

Note: All members of the Nominations and Remuneration Committee attended the respective Nominations and Remuneration Committee meetings in person.

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Corporate Governance Performance of the Nominations and Remuneration Committee Under the leadership of the Board, the Nominations and Remuneration Committee performed their duties diligently to standardize the election of Directors and members of senior management of the Company, establish and refine the incentive and assessment mechanism of Directors and members of senior management of the Company and realize the long-term goals of the Company. In considering the remuneration matters, the Nominations and Remuneration Committee determines the remuneration packages of directors and senior management of the Company as approved by the Board. In 2019, major tasks completed by the Nominations and Remuneration Committee were as follows: In 2019, the Nominations and Remuneration Committee convened seven meetings of the Committee in compliance of regulations. On 8 January 2019, “work of 2018 and operating plans for 2019 of the Nominations and Remuneration committee of the eighth session of the Board” was passed after review and discussion in the ninth meeting of the Committee. On 28 March 2019, “the 2018 annual remuneration of Directors, Supervisors and senior management in 2018” was passed after review and discussion in the eleventh meeting of the Committee and the Company was asked to procure the disclosure in the 2018 Annual Report of the Company in accordance with the relevant rules. On 15 March 2019, matters related to resignation, engagement of directors and senior management of the eighth session of the Board were reviewed and discussed in the tenth meeting of the Committee. Under the related work arrangement and the recommendation of the controlling shareholder of the Company, China Eastern Air Holding Company Limited, the Committee passed “Resolution regarding the nomination of candidates for the Directors”, “Resolution regarding the appointment of president of the Company”, “Resolution regarding the resignation of a vice president of the Company” to nominate Mr. Li Yangmin and Mr. Tang Bing as candidates for the Directors and to nominate Mr. Li Yangmin as candidate for the president of the Company and approved the resignation of Mr. Tang Bing as a vice president of the Company. On 12 December 2019, the nomination of candidates for directors and independent non-executive directors of the ninth session of the Board was reviewed and discussed in the fourteenth meeting of the committee. The Committee nominated Mr. Liu Shaoyong, Mr. Li Yangmin, Mr. Tang Bing and Mr. Wang Junjin as a candidate for Directors of the ninth session of the Board of the Company and nominated Mr. Lin Wanli, Mr. Shao Ruiqing, Mr. Cai Hongping and Mr. Dong Xuebo as independent non-executive directors of the ninth session of the Board and submitted the nomination to the Board and Annual General Meeting for review and discussion. On 31 December 2019, to ensure that the operation of the Board, each of the Special Committees and the senior management of the Company was in compliance with regulations, pursuant to the related rules of listing companies, the Nominations and Remuneration Committee reviewed and approved the resolutions regarding the re-election of the ninth session of the Board and the adjustment to the members of the Special Committees in the fifteenth meeting, which can facilitate the re-election work of the Board. The Detailed Working Rules of the Nominations and Remuneration Committee are set out on the Company’s website at www.ceair.com. China Eastern Airlines Corporation Limited 2019 Annual Report 100Corporate Governance Performance of the Nominations and Remuneration Committee Under the leadership of the Board, the Nominations and Remuneration Committee performed their duties diligently to standardize the election of Directors and members of senior management of the Company, establish and refine the incentive and assessment mechanism of Directors and members of senior management of the Company and realize the long-term goals of the Company. In considering the remuneration matters, the Nominations and Remuneration Committee determines the remuneration packages of directors and senior management of the Company as approved by the Board. In 2019, major tasks completed by the Nominations and Remuneration Committee were as follows: In 2019, the Nominations and Remuneration Committee convened seven meetings of the Committee in compliance of regulations. On 8 January 2019, “work of 2018 and operating plans for 2019 of the Nominations and Remuneration committee of the eighth session of the Board” was passed after review and discussion in the ninth meeting of the Committee. On 28 March 2019, “the 2018 annual remuneration of Directors, Supervisors and senior management in 2018” was passed after review and discussion in the eleventh meeting of the Committee and the Company was asked to procure the disclosure in the 2018 Annual Report of the Company in accordance with the relevant rules. On 15 March 2019, matters related to resignation, engagement of directors and senior management of the eighth session of the Board were reviewed and discussed in the tenth meeting of the Committee. Under the related work arrangement and the recommendation of the controlling shareholder of the Company, China Eastern Air Holding Company Limited, the Committee passed “Resolution regarding the nomination of candidates for the Directors”, “Resolution regarding the appointment of president of the Company”, “Resolution regarding the resignation of a vice president of the Company” to nominate Mr. Li Yangmin and Mr. Tang Bing as candidates for the Directors and to nominate Mr. Li Yangmin as candidate for the president of the Company and approved the resignation of Mr. Tang Bing as a vice president of the Company. On 12 December 2019, the nomination of candidates for directors and independent non-executive directors of the ninth session of the Board was reviewed and discussed in the fourteenth meeting of the committee. The Committee nominated Mr. Liu Shaoyong, Mr. Li Yangmin, Mr. Tang Bing and Mr. Wang Junjin as a candidate for Directors of the ninth session of the Board of the Company and nominated Mr. Lin Wanli, Mr. Shao Ruiqing, Mr. Cai Hongping and Mr. Dong Xuebo as independent non-executive directors of the ninth session of the Board and submitted the nomination to the Board and Annual General Meeting for review and discussion. On 31 December 2019, to ensure that the operation of the Board, each of the Special Committees and the senior management of the Company was in compliance with regulations, pursuant to the related rules of listing companies, the Nominations and Remuneration Committee reviewed and approved the resolutions regarding the re-election of the ninth session of the Board and the adjustment to the members of the Special Committees in the fifteenth meeting, which can facilitate the re-election work of the Board. The Detailed Working Rules of the Nominations and Remuneration Committee are set out on the Company’s website at www.ceair.com. China Eastern Airlines Corporation Limited 2019 Annual Report 100

Corporate Governance Remuneration Policy of Directors Directors generally do not receive remuneration from the Company except independent non-executive Directors who receive a fixed remuneration. However, Directors who serve in other administrative positions of the Company will receive salary separately for those positions. Certain Directors received emoluments from CEA Holding, the parent of the Company, in respect of their directorship or senior management positions in the Company and its subsidiaries. Generally, the policy regarding the remuneration packages of Directors are aimed primarily at linking the remuneration of Directors and their performance to the objectives of the Company, in order to motivate them in their performance and retain them. Pursuant to the policy, the Directors are not allowed to approve their own remuneration. The major composition of remuneration of the Directors include basic salary and bonus. Basic Salary The Directors review the basic salary of each Director on an annual basis pursuant to the remuneration policy of the Company. In 2019, pursuant to the service contracts entered into between the Company and each of the Directors, the Directors are entitled to receive a fixed basic salary. Bonus Bonuses are calculated based on the measurable performance and contribution of the operating units for which the Directors are responsible. Remuneration Policy of Independent Non-executive Directors Remuneration (before tax) received by the independent non-executive Directors in 2019 were as follows: Remuneration Name before tax (RMB ten thousand) Lin Wanli 0 Shao Ruiqing 20 Cai Hongping 20 Dong Xuebo 0.5 101Corporate Governance Remuneration Policy of Directors Directors generally do not receive remuneration from the Company except independent non-executive Directors who receive a fixed remuneration. However, Directors who serve in other administrative positions of the Company will receive salary separately for those positions. Certain Directors received emoluments from CEA Holding, the parent of the Company, in respect of their directorship or senior management positions in the Company and its subsidiaries. Generally, the policy regarding the remuneration packages of Directors are aimed primarily at linking the remuneration of Directors and their performance to the objectives of the Company, in order to motivate them in their performance and retain them. Pursuant to the policy, the Directors are not allowed to approve their own remuneration. The major composition of remuneration of the Directors include basic salary and bonus. Basic Salary The Directors review the basic salary of each Director on an annual basis pursuant to the remuneration policy of the Company. In 2019, pursuant to the service contracts entered into between the Company and each of the Directors, the Directors are entitled to receive a fixed basic salary. Bonus Bonuses are calculated based on the measurable performance and contribution of the operating units for which the Directors are responsible. Remuneration Policy of Independent Non-executive Directors Remuneration (before tax) received by the independent non-executive Directors in 2019 were as follows: Remuneration Name before tax (RMB ten thousand) Lin Wanli 0 Shao Ruiqing 20 Cai Hongping 20 Dong Xuebo 0.5 101

Corporate Governance

Remuneration of Senior Management

The remunerations payable to the members of the senior management of the Company in 2019 as at 31 December 2019 were as follows:

Name	Position	Remuneration before tax (RMB ten thousand)
Li Yangmin	Director, President (appointed as the President with effect from 15 March 2019)	–
Tian Liuwen	Vice President (resigned as a Vice President with effect from 30 November 2019)	–
Wu Yongliang	Vice President, Chief Financial Officer	–
Feng Liang	Vice President (ceased to be a Vice President with effect from 20 November 2019)	166.07
Feng Dehua	Vice President	172.09
Jiang Jiang	Vice President	244.06
Wang Jian	Board Secretary, Company Secretary	156.09
Ma Xulun	Vice Chairman, President (resigned as the Vice Chairman and President with effect from 1 February 2019)	–
Total	**/**	**738.31**

Aviation Safety and Environment Committee

As of 31 December 2019, the Aviation Safety and Environment Committee of the Company comprised Mr. Li Yangmin, Mr. Shao Ruiqing and Mr. Yuan Jun. Mr. Li Yangmin served as the chairman of the Committee.

The Aviation Safety and Environment Committee of the Board is responsible for consistent implementation of the relevant laws and regulations of national aviation safety and environmental protection, examining and overseeing the aviation safety management of the Company, studying, considering and making recommendation on aviation safety plans and major issues of the related safety duties and overseeing their implementation, studying, considering and making recommendation on major environmental protection issues in relation to aviation carbon emission on domestic and international levels and overseeing their Implementation.

102 China Eastern Airlines Corporation Limited | 2019 Annual Report

Corporate Governance

Attendance of members of the Aviation Safety and Environment Committee meetings were as follows:

Members	Attendance/ Eligibility of Meetings	Attendance rate
Li Yangmin	2/2	100%
Lin Wanli (resigned)	2/2	100%
Li Ruoshan (resigned)	2/2	100%
Shao Ruiqing	0/0	/
Yuan Jun	0/0	/

Note: All members of the Aviation Safety and Environment Committee attended the relevant meetings of the Aviation Safety and Environment Committee in person.

Performance of Aviation Safety and Environment Committee

Under the leadership of the Board, the Aviation Safety and Environment Committee performed in accordance with the requirements under the working rules for the Aviation Safety and Environment Committee (the "Working Rules"), provided guidelines to the relevant operational departments of the Company to consistently implement the relevant laws and regulations of national aviation safety and environmental protection, to ensure the safe and green operation of the Company, which laid the foundation for the sustainable development of the Company. The Committee consistently implemented the relevant laws and regulations of national aviation safety and environmental protection in accordance with the requirements of the Working Rules to further enhance the aviation safety plans and guidelines of the Company. The Committee also studied the major environmental protection issues in relation to aviation carbon emission on domestic and international levels. Major tasks completed in 2019 were as follows:

In 2019, the Committee strengthened its guidance on major environmental protection issues related to the safety work and aviation carbon emissions of the Company, and organized and convened two meetings in accordance with laws and regulations.

(1) providing guidelines of aviation safety control. In 2019, the Committee followed the important instructions of the civil aviation safety given by the General Secretary, Xi JingPing, insisted on the concept of safety production and operation, upheld the belief of Safety First, acted as a gatekeeper of safety, established the comprehensive safety standard and implemented safety responsibilities; actively explored the safety operation management of a large fleet, completed the central inspection and rectification, continuously improved and enhanced the level of safety management, promoted safety management of the whole process and focused on improving efficiency of safety production.

The Committee conducted researches on aviation safety and environmental protection in May 2019. The Committee member, Lin Wanli, paid a special visit to Europe to carry out research and work inspection of flight safety, aviation carbon emission, flight safety operation and protection, overseas operation, risk control, environmental protection compliance, service assurances and made practical suggestions.

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Corporate Governance (2) Guidance on the Company’s environmental protection work. The Committee provided detailed guidelines for the Company’s work in the areas of energy conservation and emission reduction, environmental protection and sustainable development. 1. Proactively dealing with climate change and implementing the market-driven emission reduction mechanism. To continuously pay attention to the progress of global climate governance, the Company participated in the annual meeting of International Air Transport Association (IATA), conducted research on the draft resolution on the carbon reduction and offset mechanism of international aviation industry and expressed the demands of Chinese aviation companies and China’s stance. At the same time, the Company actively promoted the carbon emission trading and submitted the report on carbon trading monitoring programme and carbon emission in Shanghai in 2018 on time, completed the preparation for the report on greenhouse gas emission monitoring programme and greenhouse gas emission of China in 2018, and cooperated with relevant government institutions in completing the audit for greenhouse gas emission report of China in 2018. The Company submitted the carbon emission report to relevant regulatory authorities of the European Union and completed its performance and settlement. Based on the requirements on corporate carbon emission data management, the Company developed the monitoring and testing system for carbon emission from aviation fuel, participated in the testing of registration system of carbon emission of Chinese civil aviation and began the audit on carbon dioxide emission of civil aviation in 2019 and continuously paid attention to the progress of the formulation of the relevant rules and regulations for global aviation carbon emission reduction. 2. Carrying out a comprehensive campaign against pollution. In 2019, the Company proactively implemented the first round and second round of investigation and studies under the Blue Sky Protection Campaign for civil aviation; appointed regional environmental inspectors and undertook self-investigation; developed the functional platform of monitoring energy consumption; and organized promotional activities in energy conservation and environmental protection in all aspects. 3. Enhancing energy conservation and emission reduction. Firstly, the fleet is optimized continuously with the introduction of aircraft that are more environmentally friendly and perform better in fuel conservation such as B787-9, A350-900 and A320neo, the fuel efficiency of the Company’s fleet is improved in general. Secondly, the fuel conservation measures are implemented continuously, resulting in accumulated saving of around 195,500 tons of aviation fuel and reduction of around 610,000 tons of carbon dioxide emission in 2019. Thirdly, the Company organized and commenced work in relation to the supporting fund for energy conservation and emission reduction and the Company was granted approximately RMB2,120,000 through proactive involvement in declaration. 4. Improving the Company’s energy and environmental protection system construction. Firstly, the organizational structure is optimized and a working team and office for energy conservation and ecological environment protection of the Company is formulated. Secondly, the accountability for appraisal for energy conservation and environmental protection is enhanced to improve the appraisal for daily monitoring and management indicators. Thirdly, the foundation for energy conservation and environmental protection works are consolidated in order to initiate the assessment for system construction. The Detailed Working Rules of the Aviation Safety and Environment Committee are published on the Company’s website www. ceair.com. China Eastern Airlines Corporation Limited 2019 Annual Report 104Corporate Governance (2) Guidance on the Company’s environmental protection work. The Committee provided detailed guidelines for the Company’s work in the areas of energy conservation and emission reduction, environmental protection and sustainable development. 1. Proactively dealing with climate change and implementing the market-driven emission reduction mechanism. To continuously pay attention to the progress of global climate governance, the Company participated in the annual meeting of International Air Transport Association (IATA), conducted research on the draft resolution on the carbon reduction and offset mechanism of international aviation industry and expressed the demands of Chinese aviation companies and China’s stance. At the same time, the Company actively promoted the carbon emission trading and submitted the report on carbon trading monitoring programme and carbon emission in Shanghai in 2018 on time, completed the preparation for the report on greenhouse gas emission monitoring programme and greenhouse gas emission of China in 2018, and cooperated with relevant government institutions in completing the audit for greenhouse gas emission report of China in 2018. The Company submitted the carbon emission report to relevant regulatory authorities of the European Union and completed its performance and settlement. Based on the requirements on corporate carbon emission data management, the Company developed the monitoring and testing system for carbon emission from aviation fuel, participated in the testing of registration system of carbon emission of Chinese civil aviation and began the audit on carbon dioxide emission of civil aviation in 2019 and continuously paid attention to the progress of the formulation of the relevant rules and regulations for global aviation carbon emission reduction. 2. Carrying out a comprehensive campaign against pollution. In 2019, the Company proactively implemented the first round and second round of investigation and studies under the Blue Sky Protection Campaign for civil aviation; appointed regional environmental inspectors and undertook self-investigation; developed the functional platform of monitoring energy consumption; and organized promotional activities in energy conservation and environmental protection in all aspects. 3. Enhancing energy conservation and emission reduction. Firstly, the fleet is optimized continuously with the introduction of aircraft that are more environmentally friendly and perform better in fuel conservation such as B787-9, A350-900 and A320neo, the fuel efficiency of the Company’s fleet is improved in general. Secondly, the fuel conservation measures are implemented continuously, resulting in accumulated saving of around 195,500 tons of aviation fuel and reduction of around 610,000 tons of carbon dioxide emission in 2019. Thirdly, the Company organized and commenced work in relation to the supporting fund for energy conservation and emission reduction and the Company was granted approximately RMB2,120,000 through proactive involvement in declaration. 4. Improving the Company’s energy and environmental protection system construction. Firstly, the organizational structure is optimized and a working team and office for energy conservation and ecological environment protection of the Company is formulated. Secondly, the accountability for appraisal for energy conservation and environmental protection is enhanced to improve the appraisal for daily monitoring and management indicators. Thirdly, the foundation for energy conservation and environmental protection works are consolidated in order to initiate the assessment for system construction. The Detailed Working Rules of the Aviation Safety and Environment Committee are published on the Company’s website www. ceair.com. China Eastern Airlines Corporation Limited 2019 Annual Report 104

Corporate Governance Internal Control System The Board shall be responsible for the overall internal control system of the Company and the Group and review the effectiveness of the internal control system through the Audit and Risk Management Committee at least once per year. The internal control system of the Company is essential to risk management which, in turn, is important in ensuring that operational objectives can be achieved. The Company established internal control procedures to prevent assets from unauthorized use or disposal, to ensure the maintenance of appropriate accounting records and to provide reliable financial information either for internal use or for dissemination externally. However, the control procedures aim at reasonably (but not absolutely) assuring that there will not be material misrepresentation, loss or misconduct. The internal control system of the Group is prepared in accordance with the relevant laws, subsidiary regulations and constitutional documents. The Group reviews the effectiveness of its internal control system annually, which includes control over finance, operations, compliance with laws and regulations as well as risk management. The results of the review have been reported to the Audit and Risk Management Committee and the Board. Main Features of the Internal Control System (1) Organizational Structure The Group established the internal control working team in 2019, which is responsible for the organization and implementation of internal control appraisal of the year. The working team is led by the leader of the Group’s auditing work during the year, and key staff of each operation unit is designated as team members. (2) Work Arrangement According to the internal control evaluation work arrangement of 2019, all units of the Company are arranged to carry out self- inspection on internal control, organize centralized on-site testing and collect daily inspection data of safety operation. Firstly, the Company’s 14 functional departments, 12 secondary units, 10 branches and 9 subsidiaries (a total of 45 units) conduct self-inspection on internal control in accordance with the internal control evaluation program and based on their own business characteristics. Secondly, the working team selected 35 key units to conduct on-site testing on their key business processes. Finally, the working team collected and compiled the data on daily inspections and audits of safe operation of each unit as a key component of internal control evaluation. It was determined that the internal control evaluation for the year focused on the Company’s overall control process and 36 business control processes. The evaluation work for the year included a total of 313 business cycles and more than 4,600 odd control points in the financial report part, and 360 business cycles and more than 5,200 odd control points in the non-financial report part. (3) Evaluation Work Organization and Safeguard Measures To effectively promote internal control evaluation work, the working team intensified information communication through the formulation of contact system, regular meeting and work briefing system, and held internal control promotion meeting for key stages of on-site testing to strengthen the organizational management of projects. The working team guided through centralized training, one-on-one tutoring, on-site supervision, on-site explanation and questions and answers covering all stages of the internal control evaluation work, publicized and explained internal control principles, application of evaluation standard and work skills to improve the internal control evaluation skills of each unit. 105Corporate Governance Internal Control System The Board shall be responsible for the overall internal control system of the Company and the Group and review the effectiveness of the internal control system through the Audit and Risk Management Committee at least once per year. The internal control system of the Company is essential to risk management which, in turn, is important in ensuring that operational objectives can be achieved. The Company established internal control procedures to prevent assets from unauthorized use or disposal, to ensure the maintenance of appropriate accounting records and to provide reliable financial information either for internal use or for dissemination externally. However, the control procedures aim at reasonably (but not absolutely) assuring that there will not be material misrepresentation, loss or misconduct. The internal control system of the Group is prepared in accordance with the relevant laws, subsidiary regulations and constitutional documents. The Group reviews the effectiveness of its internal control system annually, which includes control over finance, operations, compliance with laws and regulations as well as risk management. The results of the review have been reported to the Audit and Risk Management Committee and the Board. Main Features of the Internal Control System (1) Organizational Structure The Group established the internal control working team in 2019, which is responsible for the organization and implementation of internal control appraisal of the year. The working team is led by the leader of the Group’s auditing work during the year, and key staff of each operation unit is designated as team members. (2) Work Arrangement According to the internal control evaluation work arrangement of 2019, all units of the Company are arranged to carry out self- inspection on internal control, organize centralized on-site testing and collect daily inspection data of safety operation. Firstly, the Company’s 14 functional departments, 12 secondary units, 10 branches and 9 subsidiaries (a total of 45 units) conduct self-inspection on internal control in accordance with the internal control evaluation program and based on their own business characteristics. Secondly, the working team selected 35 key units to conduct on-site testing on their key business processes. Finally, the working team collected and compiled the data on daily inspections and audits of safe operation of each unit as a key component of internal control evaluation. It was determined that the internal control evaluation for the year focused on the Company’s overall control process and 36 business control processes. The evaluation work for the year included a total of 313 business cycles and more than 4,600 odd control points in the financial report part, and 360 business cycles and more than 5,200 odd control points in the non-financial report part. (3) Evaluation Work Organization and Safeguard Measures To effectively promote internal control evaluation work, the working team intensified information communication through the formulation of contact system, regular meeting and work briefing system, and held internal control promotion meeting for key stages of on-site testing to strengthen the organizational management of projects. The working team guided through centralized training, one-on-one tutoring, on-site supervision, on-site explanation and questions and answers covering all stages of the internal control evaluation work, publicized and explained internal control principles, application of evaluation standard and work skills to improve the internal control evaluation skills of each unit. 105

Corporate Governance Procedures used for Reviewing Effectiveness of Risk Management and Internal Control Systems and Resolving Material Internal Control Defects During the assessment of internal control of the Group, all entities should strictly follow the principle of “immediate rectification”, immediately rectify the internal control defects identified, while formulate rectification plan for those internal control defects which cannot be rectified immediately for pushing forward the progress of rectification. For further implementation of rectification in internal control defects and enhance the optimization of internal control, upon the completion of defect identification, the Company has published the “Notice regarding implementation of rectification of internal control defects for year 2019”, required the relevant entities to formulate rectification measures for those defects with incomplete rectification, clarified the responsibilities and time limits for rectification, and diligently assigned the rectification works. The Board confirms that the Company has systems and procedures in place to identify, manage and report material risks in the course of achieving its strategic objectives. The Board continues to monitor risks with the support of the specialized committees and senior management. Such systems aim to manage but not eliminate the risk of failure to achieve business objectives, and can only provide reasonable but not absolute assurance of the absence of material misrepresentation or loss. Procedures for Processing and Publication of Inside Information and Internal Control Measures The Board has formulated policies on procedures for handling and issuing Inside information and internal control measures. The policy sets out the requirements on the preparation of Inside information announcement, restrictions relating to the sharing of non-public information, the handling of rumors, unintentional selective disclosure, exemption from disclosure of Inside information and compliance and reporting procedures. The senior management of the Company must take all reasonable measures to prevent breach of the disclosure requirements of the Company. They must promptly draw the attention of management to any potential leakage of Inside information, and the management will inform the Board of prompt action. In serious violation of this policy, the Board will decide or assign appropriate persons to determine the course of action to correct the problem and avoid recurrence. Investor Relations The Company places emphasis on the communication with investors. Based on the Investor Relations Management System and the Detailed Implementation Rules for Management of Investor Relations, the Company further fosters corporate integrity and self- discipline, realizes standardized operation and ensures that the interests of its investors are protected through ways such as on-site communication, phone, fax and the internet to facilitate its communication with investors. The Company places emphasis on the communication with investors and undertakes that the disclosure it makes is fair and the reports it provides are comprehensive and transparent. The routine communication of the Board with Shareholders is conducted through the Board secretary, representative of the Company’s securities affairs and investor relations staff. The Company has drawn up and implemented the Investor Relations Management System and the Detailed Implementation Rules for Management of Investor Relations to clarify the basic principles and structure of investor relations management, as well as the details and duties of investor relations to further promote the Company’s integrity and operation in compliance to achieve the ultimate goals of maximizing corporate value and Shareholders’ interests and protect investors’ benefit. The Company has also drawn up and implemented the Information Disclosure Management System and has further improved the Company’s information disclosure system in order to ensure the accuracy, completeness and timeliness of information disclosed to the public. China Eastern Airlines Corporation Limited 2019 Annual Report 106Corporate Governance Procedures used for Reviewing Effectiveness of Risk Management and Internal Control Systems and Resolving Material Internal Control Defects During the assessment of internal control of the Group, all entities should strictly follow the principle of “immediate rectification”, immediately rectify the internal control defects identified, while formulate rectification plan for those internal control defects which cannot be rectified immediately for pushing forward the progress of rectification. For further implementation of rectification in internal control defects and enhance the optimization of internal control, upon the completion of defect identification, the Company has published the “Notice regarding implementation of rectification of internal control defects for year 2019”, required the relevant entities to formulate rectification measures for those defects with incomplete rectification, clarified the responsibilities and time limits for rectification, and diligently assigned the rectification works. The Board confirms that the Company has systems and procedures in place to identify, manage and report material risks in the course of achieving its strategic objectives. The Board continues to monitor risks with the support of the specialized committees and senior management. Such systems aim to manage but not eliminate the risk of failure to achieve business objectives, and can only provide reasonable but not absolute assurance of the absence of material misrepresentation or loss. Procedures for Processing and Publication of Inside Information and Internal Control Measures The Board has formulated policies on procedures for handling and issuing Inside information and internal control measures. The policy sets out the requirements on the preparation of Inside information announcement, restrictions relating to the sharing of non-public information, the handling of rumors, unintentional selective disclosure, exemption from disclosure of Inside information and compliance and reporting procedures. The senior management of the Company must take all reasonable measures to prevent breach of the disclosure requirements of the Company. They must promptly draw the attention of management to any potential leakage of Inside information, and the management will inform the Board of prompt action. In serious violation of this policy, the Board will decide or assign appropriate persons to determine the course of action to correct the problem and avoid recurrence. Investor Relations The Company places emphasis on the communication with investors. Based on the Investor Relations Management System and the Detailed Implementation Rules for Management of Investor Relations, the Company further fosters corporate integrity and self- discipline, realizes standardized operation and ensures that the interests of its investors are protected through ways such as on-site communication, phone, fax and the internet to facilitate its communication with investors. The Company places emphasis on the communication with investors and undertakes that the disclosure it makes is fair and the reports it provides are comprehensive and transparent. The routine communication of the Board with Shareholders is conducted through the Board secretary, representative of the Company’s securities affairs and investor relations staff. The Company has drawn up and implemented the Investor Relations Management System and the Detailed Implementation Rules for Management of Investor Relations to clarify the basic principles and structure of investor relations management, as well as the details and duties of investor relations to further promote the Company’s integrity and operation in compliance to achieve the ultimate goals of maximizing corporate value and Shareholders’ interests and protect investors’ benefit. The Company has also drawn up and implemented the Information Disclosure Management System and has further improved the Company’s information disclosure system in order to ensure the accuracy, completeness and timeliness of information disclosed to the public. China Eastern Airlines Corporation Limited 2019 Annual Report 106

Corporate Governance In 2019, the Board secretary and the Investor Relations Department served a total of 146 analysts, fund managers and relevant intermediaries visits in 20 batches, and were invited to participate in forums organized by local and overseas organizations for 25 times and interacted with 516 investors on a one-to-one or one-to-few basis. The Company organized two regular road shows, one press conference, and four telephone conferences with the analysts regarding regular financial results and communicated with a total of 525 investors and journalists. On 22 May 2019, the Company held the 2018 annual general meeting in Shanghai. On 31 December 2019, the Company held the 2019 first extraordinary general meeting in Shanghai. At the general meetings, each matter was proposed as an individual resolution and voted by poll. Investors and the public may access the Company’s website (www.ceair.com) and download related documents from the online database. The website also sets out details of each of the Group’s operations. Announcements or other documents issued by the Company may also be downloaded from the website of the Company. For any enquiries for the Board, Shareholders may contact the company secretary of the Company by telephone (8621-22330929, 22330930); e-mail at ir@ceair.com; or they may put forward their questions at the annual general meeting or extraordinary general meetings directly. In respect of the procedures for Shareholders to convene annual general meeting or extraordinary general meetings and propose resolutions, they may enquire with the company secretary of the Company through the aforesaid channels. Shareholders may enquire related information and propose extraordinary resolutions with the Board Secretary or Representative of the Company’s Securities Affairs through the following channels: Board Secretary, Company Secretary Wang Jian Address Board office, China Eastern Airlines Corporation Limited, 36 Hongxiang 3rd Road, Minhang District, Shanghai Telephone 021-22330929 Fax 021-62686116 Email ir@ceair.com Representative of the Company’s securities affairs Yang Hui Address Board office, China Eastern Airlines Corporation Limited, 36 Hongxiang 3rd Road, Minhang District, Shanghai Telephone 021-22330920 Fax 021-62686116 Email davidyang@ceair.com 107Corporate Governance In 2019, the Board secretary and the Investor Relations Department served a total of 146 analysts, fund managers and relevant intermediaries visits in 20 batches, and were invited to participate in forums organized by local and overseas organizations for 25 times and interacted with 516 investors on a one-to-one or one-to-few basis. The Company organized two regular road shows, one press conference, and four telephone conferences with the analysts regarding regular financial results and communicated with a total of 525 investors and journalists. On 22 May 2019, the Company held the 2018 annual general meeting in Shanghai. On 31 December 2019, the Company held the 2019 first extraordinary general meeting in Shanghai. At the general meetings, each matter was proposed as an individual resolution and voted by poll. Investors and the public may access the Company’s website (www.ceair.com) and download related documents from the online database. The website also sets out details of each of the Group’s operations. Announcements or other documents issued by the Company may also be downloaded from the website of the Company. For any enquiries for the Board, Shareholders may contact the company secretary of the Company by telephone (8621-22330929, 22330930); e-mail at ir@ceair.com; or they may put forward their questions at the annual general meeting or extraordinary general meetings directly. In respect of the procedures for Shareholders to convene annual general meeting or extraordinary general meetings and propose resolutions, they may enquire with the company secretary of the Company through the aforesaid channels. Shareholders may enquire related information and propose extraordinary resolutions with the Board Secretary or Representative of the Company’s Securities Affairs through the following channels: Board Secretary, Company Secretary Wang Jian Address Board office, China Eastern Airlines Corporation Limited, 36 Hongxiang 3rd Road, Minhang District, Shanghai Telephone 021-22330929 Fax 021-62686116 Email ir@ceair.com Representative of the Company’s securities affairs Yang Hui Address Board office, China Eastern Airlines Corporation Limited, 36 Hongxiang 3rd Road, Minhang District, Shanghai Telephone 021-22330920 Fax 021-62686116 Email davidyang@ceair.com 107

Corporate Governance Business License Related Information The unified social credit code of business license of the Company is 913100007416029816. Changes in Constitutional Documents Please refer to the Section headed “Report of the Directors — Significant Events” in this report for the details of amendments to the Articles during 2019. On behalf of the Board Liu Shaoyong Chairman Shanghai, the PRC 31 March 2020 China Eastern Airlines Corporation Limited 2019 Annual Report 108Corporate Governance Business License Related Information The unified social credit code of business license of the Company is 913100007416029816. Changes in Constitutional Documents Please refer to the Section headed “Report of the Directors — Significant Events” in this report for the details of amendments to the Articles during 2019. On behalf of the Board Liu Shaoyong Chairman Shanghai, the PRC 31 March 2020 China Eastern Airlines Corporation Limited 2019 Annual Report 108

Report of the Supervisory Committee Dear Shareholders, With the attitude of being responsible to all the Shareholders, the Supervisory Committee of the Company proactively launched its work, truly performed its duties of supervision and protected the legal interests of the Company and all the Shareholders in 2019 based on the PRC Company Law and the Articles. Work of Supervisory Committee in 2019 1. Earnestly performing the supervision function In 2019, the Supervisory Committee held 10 meetings to consider and approve 47 resolutions, including the 2019 Budgeting Proposal of the Company, the 2018 Financial Report of the Company, the 2020-2022 Proposal for Daily Connected Transactions of the Company. The Supervisory Committee focused on the supervision of legal operations, finance and connected transactions. In addition, the Supervisors also attended the general meetings, all meetings of the Board and important meetings of senior management to listen to the consideration of major resolutions and supervise the convening, voting and disclosure procedures of relevant meetings. 2. Amending the Rules of Procedures of the Supervisory Committee to adjust the composition of the Supervisory Committee At the 30th meeting of the eighth session of Supervisory Committee held on 12 December 2019, the Resolution Nomination of Candidates for Supervisor of the Ninth Session of Supervisory Committee was considered and approved. At the 1st meeting of the ninth session of Supervisory Committee held on 31 December 2019, the Resolution on the Election of Chairman of the Eighth Session of Supervisory Committee of the Company, the Resolution on the Guarantee provided for Certain Wholly-owned Subsidiaries and the Resolution on 2019 Domestic and International Auditor’s Remuneration of the Company were considered and approved. 3. Enhancing information communication and improving regulatory effectiveness The Supervisory Committee has maintained sound communication and contact with external regulatory authorities, China Association for Public Companies, the Board, external lawyers of the Company and internal auditors of the Company. The Supervisory Committee keeps abreast of the latest regulatory requirements, is ready to receive supervision and guidance from regulatory authorities and coordinates the implementation of regulatory advice to ensure that the work of the Supervisory Committee can better meet regulatory requirements. 4. Strengthening the coordination mechanism and improving the “Three as One” combination The Supervisory Committee strengthened the internal supervision coordination mechanism, and focused on integrating the supervision, internal audit and risk internal control supervision resources of the Supervisory Committee. Taking advice from the Annual Internal Control Evaluation Report, the Supervisory Committee focused on key areas of supervision, and promoted the establishment of internal control system from system design to organizational management, business process to control and headquarters management model to grassroots project units. Taking advice from the special assessments on internal control establishment and information system of major investment projects and network resource security as well as reporting on special inspection of high-risk businesses, the Supervisory Committee strengthened the Company’s major risk management and control. 109Report of the Supervisory Committee Dear Shareholders, With the attitude of being responsible to all the Shareholders, the Supervisory Committee of the Company proactively launched its work, truly performed its duties of supervision and protected the legal interests of the Company and all the Shareholders in 2019 based on the PRC Company Law and the Articles. Work of Supervisory Committee in 2019 1. Earnestly performing the supervision function In 2019, the Supervisory Committee held 10 meetings to consider and approve 47 resolutions, including the 2019 Budgeting Proposal of the Company, the 2018 Financial Report of the Company, the 2020-2022 Proposal for Daily Connected Transactions of the Company. The Supervisory Committee focused on the supervision of legal operations, finance and connected transactions. In addition, the Supervisors also attended the general meetings, all meetings of the Board and important meetings of senior management to listen to the consideration of major resolutions and supervise the convening, voting and disclosure procedures of relevant meetings. 2. Amending the Rules of Procedures of the Supervisory Committee to adjust the composition of the Supervisory Committee At the 30th meeting of the eighth session of Supervisory Committee held on 12 December 2019, the Resolution Nomination of Candidates for Supervisor of the Ninth Session of Supervisory Committee was considered and approved. At the 1st meeting of the ninth session of Supervisory Committee held on 31 December 2019, the Resolution on the Election of Chairman of the Eighth Session of Supervisory Committee of the Company, the Resolution on the Guarantee provided for Certain Wholly-owned Subsidiaries and the Resolution on 2019 Domestic and International Auditor’s Remuneration of the Company were considered and approved. 3. Enhancing information communication and improving regulatory effectiveness The Supervisory Committee has maintained sound communication and contact with external regulatory authorities, China Association for Public Companies, the Board, external lawyers of the Company and internal auditors of the Company. The Supervisory Committee keeps abreast of the latest regulatory requirements, is ready to receive supervision and guidance from regulatory authorities and coordinates the implementation of regulatory advice to ensure that the work of the Supervisory Committee can better meet regulatory requirements. 4. Strengthening the coordination mechanism and improving the “Three as One” combination The Supervisory Committee strengthened the internal supervision coordination mechanism, and focused on integrating the supervision, internal audit and risk internal control supervision resources of the Supervisory Committee. Taking advice from the Annual Internal Control Evaluation Report, the Supervisory Committee focused on key areas of supervision, and promoted the establishment of internal control system from system design to organizational management, business process to control and headquarters management model to grassroots project units. Taking advice from the special assessments on internal control establishment and information system of major investment projects and network resource security as well as reporting on special inspection of high-risk businesses, the Supervisory Committee strengthened the Company’s major risk management and control. 109

Report of the Supervisory Committee Independent Opinion of the Supervisory Committee 1. Opinion on the Legality of the Operation of the Company In 2019, the Supervisory Committee monitored the procedures of convening the general meetings and Board meetings and their resolutions, execution of the resolutions passed in the general meetings by the Board, and execution of the resolutions passed in the Board meetings by the management. It is of the view that the Company has strictly complied with the PRC Company Law, the PRC Securities Law, the Shanghai Listing Rules, the Hong Kong Listing Rules, the Articles and other regulations in drawing operational decision making, monitored its operations based on law, continuously optimized the internal control system and further enhanced its corporate governance standards. The Directors and the senior management of the Company were able to protect the interests of the Shareholders and the Company as a whole and carry out their duties with dedication. The Supervisory Committee did not discover any of their actions that in any way violated laws, regulations, or the Articles or were prejudicial to the interests of the Company. 2. Opinion on the Financial Position of the Company The Supervisory Committee seriously reviewed the Company’s 2018 financial report, 2018 profit distribution proposal, 2018 annual report and 2018 financial audit report issued by the PRC and international auditors expressing unqualified opinions. The Supervisory Committee considered that the Company’s 2018 financial report truly reflects the financial position and operating results of the Company for the reporting period. The Supervisory Committee agreed to the Company’s 2018 financial audit report issued by the auditors and the Company’s 2018 profit distribution proposal. 3. Opinion on Connected Transactions of the Company In 2019, the Supervisory Committee conducted examination on the resolution in respect of the connected transactions of the Company. After the review conducted on all connected transactions of the Company in 2019, he Supervisory Committee is of the view that all contracts, agreements and other relevant documents related to connection transactions of the Company complied with legal procedures, and the terms of the transactions were fair and reasonable to the Company and the Shareholders as a whole. The connected transactions were dealt with under stringent principles of “fairness, impartiality and transparency”. The Supervisory Committee did not discover any acts of insider trading or breach of good faith by the Board in decision making, agreement signing and information disclosure. 4. Opinion on the Internal Control of the Company The Supervisory Committee has duly reviewed the Assessment Report of the Company’s Internal Control for the year 2018 and has no objection with the self-assessment report. The Supervisory Committee has also seriously reviewed the internal control audit report issued by the auditor. The Supervisory Committee considers that the Company has a developed internal control and regulation system in place and the implementation in actual circumstances is satisfactory. On behalf of the Supervisory Committee Xi Sheng Chairman of the Supervisory Committee Shanghai, the PRC 31 March 2020 China Eastern Airlines Corporation Limited 2019 Annual Report 110Report of the Supervisory Committee Independent Opinion of the Supervisory Committee 1. Opinion on the Legality of the Operation of the Company In 2019, the Supervisory Committee monitored the procedures of convening the general meetings and Board meetings and their resolutions, execution of the resolutions passed in the general meetings by the Board, and execution of the resolutions passed in the Board meetings by the management. It is of the view that the Company has strictly complied with the PRC Company Law, the PRC Securities Law, the Shanghai Listing Rules, the Hong Kong Listing Rules, the Articles and other regulations in drawing operational decision making, monitored its operations based on law, continuously optimized the internal control system and further enhanced its corporate governance standards. The Directors and the senior management of the Company were able to protect the interests of the Shareholders and the Company as a whole and carry out their duties with dedication. The Supervisory Committee did not discover any of their actions that in any way violated laws, regulations, or the Articles or were prejudicial to the interests of the Company. 2. Opinion on the Financial Position of the Company The Supervisory Committee seriously reviewed the Company’s 2018 financial report, 2018 profit distribution proposal, 2018 annual report and 2018 financial audit report issued by the PRC and international auditors expressing unqualified opinions. The Supervisory Committee considered that the Company’s 2018 financial report truly reflects the financial position and operating results of the Company for the reporting period. The Supervisory Committee agreed to the Company’s 2018 financial audit report issued by the auditors and the Company’s 2018 profit distribution proposal. 3. Opinion on Connected Transactions of the Company In 2019, the Supervisory Committee conducted examination on the resolution in respect of the connected transactions of the Company. After the review conducted on all connected transactions of the Company in 2019, he Supervisory Committee is of the view that all contracts, agreements and other relevant documents related to connection transactions of the Company complied with legal procedures, and the terms of the transactions were fair and reasonable to the Company and the Shareholders as a whole. The connected transactions were dealt with under stringent principles of “fairness, impartiality and transparency”. The Supervisory Committee did not discover any acts of insider trading or breach of good faith by the Board in decision making, agreement signing and information disclosure. 4. Opinion on the Internal Control of the Company The Supervisory Committee has duly reviewed the Assessment Report of the Company’s Internal Control for the year 2018 and has no objection with the self-assessment report. The Supervisory Committee has also seriously reviewed the internal control audit report issued by the auditor. The Supervisory Committee considers that the Company has a developed internal control and regulation system in place and the implementation in actual circumstances is satisfactory. On behalf of the Supervisory Committee Xi Sheng Chairman of the Supervisory Committee Shanghai, the PRC 31 March 2020 China Eastern Airlines Corporation Limited 2019 Annual Report 110

Social Responsibilities

The Group insisted on the five development visions of "Innovation, Coordination, Green Development, Openness, Sharing", integrating social responsibilities into the traditional core scopes of the Company's management in terms of aviation safety, traveler's services and staff development. The Group actively engaged in economic, social and environmental responsibilities, and continued to deal with environmental and social issues such as climate change, sustainable use of resources and targeted poverty alleviation.

Major Awards Obtained in 2019

During the Reporting Period, the performance of the Group's social responsibilities management was satisfactory and received wide recognition from society. Major awards related to social responsibilities are as follows:

Name of the award	The awarding institutions
Global 500 (four consecutive years)	Brand Finance, a renowned British brand appraisal institution
BrandZ Top 50 Chinese Brands (eight consecutive years)	WPP, the biggest global brand communication group
Silver Award (Film and TV advertising)	The China International Advertising Festival
"New Era, New State-owned Enterprise" Image Contest — Award of the Best Organisation	SASAC
"New Era, New State-owned Enterprise" Image Contest — H5 Award (second tier)	SASAC
"New Era, New State-owned Enterprise" Image Contest — Award of short videos (third tier)	SASAC
Asia Microfilm Art Festival (Lincang) in 2018	China TV Artists' Association
Civil Aviation Innovative Broadcasting Award in 2018	CAC
The Most Influential Douyin id of Centralised Enterprises in 2018	SASAC
The Best Administration Unit of Centralised Enterprises in 2018	SASAC
The Most Influential New Media Account Award of Centralised Enterprises in 2018	SASAC
Classical Branding Story of Centralised Enterprises in 2018	SASAC
"Structuring the Country, Striding over the New Era" — Outstanding Promotional Video of Centralised Enterprises (The Best Video of Stories)	SASAC

111

Social Responsibilities

Name of the award	The awarding institutions
"Structuring the Country, Striding over the New Era" — Outstanding Promotional Video of Centralised Enterprises (The Best Film Editing for Promotional Video)	SASAC
"Structuring the Country, Striding over the New Era" — Outstanding Promotional Video of Centralised Enterprises (The Best Vlog)	SASAC
The 6th "China Dream, Beauty of Works" Mini Film and TV Contest of National Workers — Golden Award	All-China Federation of Trade Unions
The 13th Observation and Exchange of Educational TV Films among Communist Party members — Second-tier Award	Department of Organisation in Shanghai
The 5th "Good News of State-owned Enterprises" Sanwei Production — Third-tier Award	SASAC
The 4th "Five Hundred" Best of Positive Power in Network: Award for Written Creation of Positive Power	Cyberspace Administration of China
China Brands of "Model 100"	China Brand's Ceremony of the Great Nation in 2019

112 China Eastern Airlines Corporation Limited | 2019 Annual Report

Social Responsibilities Poverty Alleviation: Targeted Poverty Alleviation Plans In 2019, the Company and CEA Holding, a controlling shareholder, closely focused on the targeted poverty alleviation through traffic, industry, education and health by synchronizing the industry characteristics and our own strengths. In particular, the poverty alleviation efforts were sustained in order to strengthen the results even after the designated poverty alleviation areas in Shuangjiang County and Cangyuan County of Yunnan Province has proclaimed its success in poverty elimination; meanwhile, the Group fully played to its comprehensive advantages as a large-scale state-owned enterprise by mobilizing, integrating and bringing together the resources of the Company, while synchronizing, organizing and driving the power of various kinds from society domestically and internationally, so as to proactively contribute to lead the region from poverty to wealth and develop the economy and society, thereby demonstrating the accountability as a centralized enterprise. In 2018, the Group obtained the highest recognition by the country for its poverty alleviation efforts. Summary of Targeted Poverty Alleviation for the Year The Company and CEA Holding, a controlling Shareholder, made the overall deployment and organised targeted poverty alleviation work. In 2019, CEA made immense efforts in improving infrastructure construction in poverty-stricken areas, promoting the development of characterized industries, improving the level of basic education, bringing job opportunities to the poor, strengthening medical poverty alleviation, disaster relief and charity, while making positive contributions to the poverty alleviation work in designated poverty alleviation areas in Shuangjiang County and Cangyuan County of Yunnan Province. In 2019, CEA directly invested RMB18,251,700 in poverty alleviation, with cumulative supplies and resources for poverty alleviation amounting to approximately RMB0.38 billion, while bringing capital of RMB0.2 billion from society. After continuous efforts, both Shuangjiang County and Cangyuan County of Yunnan Province under designated poverty alleviation by CEA, along with the 9 villages under designated poverty alleviation by subsidiaries of the Company have succeeded in poverty elimination. In 2019, the major poverty alleviation works of CEA were as follows: The first work is poverty alleviation through aviation and network. Leveraging on the edges as an airline, CEA actively promoted local industry development. Leveraging on the advantages of CEA in relevant areas such as aviation food, advertising and media, ticketing and travelling, finance and hotels, the Group advertised and promoted local tourism industry. The Group integrated various resources such as consumer market, investors and technical support to encourage local characterized industrial development including fruit, forest, planting and breeding. CEA increased the capacity of routes for poverty alleviation, with flights from Kunming to Cangyuan increased to 14 flights from 10 per week, and launched the fixed daily Kunming-Lincang-Shenzhen route. As of 2019, CEA has had its flights land on airports in 68 impoverished areas, with extended coverage to 352 impoverished counties and 590,000 cumulative movements, which fueled the local economic developments by building up an effective air traffic way for the poverty areas. The second work is poverty alleviation through industry. CEA cooperated with Li-Ning Sports Goods Co., Ltd. to provide hardware and technical support to Barao Ethnic Costume Company in Cangyuan County, an aided entrepreneurship base for the disabled, to help the development of clothing industry in Wa Township from Dashan. CEA created the poverty alleviation mechanism in designated counties, with which 8,746 tea farmers were benefited from the industry; CEA was listed on the Shanghai Stock Exchange, and it implemented the project of “future + insurance” for rubber in Cangyuan, which directly aided 4,613 rubber farmers from 1,155 families. 113Social Responsibilities Poverty Alleviation: Targeted Poverty Alleviation Plans In 2019, the Company and CEA Holding, a controlling shareholder, closely focused on the targeted poverty alleviation through traffic, industry, education and health by synchronizing the industry characteristics and our own strengths. In particular, the poverty alleviation efforts were sustained in order to strengthen the results even after the designated poverty alleviation areas in Shuangjiang County and Cangyuan County of Yunnan Province has proclaimed its success in poverty elimination; meanwhile, the Group fully played to its comprehensive advantages as a large-scale state-owned enterprise by mobilizing, integrating and bringing together the resources of the Company, while synchronizing, organizing and driving the power of various kinds from society domestically and internationally, so as to proactively contribute to lead the region from poverty to wealth and develop the economy and society, thereby demonstrating the accountability as a centralized enterprise. In 2018, the Group obtained the highest recognition by the country for its poverty alleviation efforts. Summary of Targeted Poverty Alleviation for the Year The Company and CEA Holding, a controlling Shareholder, made the overall deployment and organised targeted poverty alleviation work. In 2019, CEA made immense efforts in improving infrastructure construction in poverty-stricken areas, promoting the development of characterized industries, improving the level of basic education, bringing job opportunities to the poor, strengthening medical poverty alleviation, disaster relief and charity, while making positive contributions to the poverty alleviation work in designated poverty alleviation areas in Shuangjiang County and Cangyuan County of Yunnan Province. In 2019, CEA directly invested RMB18,251,700 in poverty alleviation, with cumulative supplies and resources for poverty alleviation amounting to approximately RMB0.38 billion, while bringing capital of RMB0.2 billion from society. After continuous efforts, both Shuangjiang County and Cangyuan County of Yunnan Province under designated poverty alleviation by CEA, along with the 9 villages under designated poverty alleviation by subsidiaries of the Company have succeeded in poverty elimination. In 2019, the major poverty alleviation works of CEA were as follows: The first work is poverty alleviation through aviation and network. Leveraging on the edges as an airline, CEA actively promoted local industry development. Leveraging on the advantages of CEA in relevant areas such as aviation food, advertising and media, ticketing and travelling, finance and hotels, the Group advertised and promoted local tourism industry. The Group integrated various resources such as consumer market, investors and technical support to encourage local characterized industrial development including fruit, forest, planting and breeding. CEA increased the capacity of routes for poverty alleviation, with flights from Kunming to Cangyuan increased to 14 flights from 10 per week, and launched the fixed daily Kunming-Lincang-Shenzhen route. As of 2019, CEA has had its flights land on airports in 68 impoverished areas, with extended coverage to 352 impoverished counties and 590,000 cumulative movements, which fueled the local economic developments by building up an effective air traffic way for the poverty areas. The second work is poverty alleviation through industry. CEA cooperated with Li-Ning Sports Goods Co., Ltd. to provide hardware and technical support to Barao Ethnic Costume Company in Cangyuan County, an aided entrepreneurship base for the disabled, to help the development of clothing industry in Wa Township from Dashan. CEA created the poverty alleviation mechanism in designated counties, with which 8,746 tea farmers were benefited from the industry; CEA was listed on the Shanghai Stock Exchange, and it implemented the project of “future + insurance” for rubber in Cangyuan, which directly aided 4,613 rubber farmers from 1,155 families. 113

Social Responsibilities The third work is poverty alleviation through medical services. In 2019, CEA coordinated with China Foundation For Poverty Alleviation and jointly put forward the “Ceiling-Beam-Pillar Plan” top-up in-patient and medical insurance for poverty population aged 18–60 who were registered in files in each of Cangyuan and Shuangjiang Counties, by which 47,421 poverty population registered in files were directly benefited; CEA proactively initiated quality medical resources and facilities, and commenced free diagnosis and mentoring activities in Cangyuan; CEA liaised with China Poverty-alleviation Promotion of Volunteer Service in order to introduce the “Bright Poverty Alleviation Work” to Cangyuan County, and provided free treatment for patients with cataract who were registered in files of Cangyuan County, while improving the living standard of local residents and their overall health condition; as far as safe water consumption is concerned, the original source of drinking water supply in Banhong Township was exhausted, and serious damages were found in pipelines of water supply, resulting in transportation distance of 5 kilometres is needed for household and school consumption of water. To this end, CEA invested RMB10,779,200 in total to commence the construction work for drinking water supply to village residents, which was scheduled to complete in May 2020, with 3,862 persons from 635 families directly benefited. The fourth work is poverty alleviation through education. CEA centralised resources and power from various parties in society, and invited famous foreign commercial partners to leverage their own strengths and join hands to start poverty alleviation activities. The project of “Dashan Dream — Studies in the Netherlands” subsidized 10 students and 2 teachers in each of Cangyuan and Shuangjiang Counties to travel abroad to the Netherlands for research and learning, thus helping children to go abroad from mountainous area and the country, and broadening their horizons for internationalization. The funding of RMB200,000 from the project of “Love at CEA-Dream of Education Comes True With Financial Aid” was allocated to help poor students registered in files; the project of “Dashan Dream — CEA Shuangjiang Ambitious Class” injected RMB8,700,000 to finance the construction of campus building of Shuangjiang No. 1 Middle School, while introducing professional education institutions and education experts to carry out targeted poverty alleviation, where mutual exchange among students and teachers from two schools were organised so as to stimulate the inborn motivation for learning and enhance the education standard in Shuangjiang No. 1 Middle School; CEA commenced various charitable activities for education in two counties by aligning other powers in society; CEA organised training classes for poverty alleviation through rural industry in Zhejiang for 65 tier-three cadres in total from counties and townships and the wealthy leader of industries in Cangyuan and Shuangjiang, in order to explore potentials for development and gained positive effects. The fifth work is poverty alleviation through talents and employment. CEA launched an poverty alleviation plan through employment together with Shuangjiang County and Cangyuan County, in which CEA Yunnan and Eastern Air Catering Company were demonstration points for poverty alleviation through employment. Based on the original targeted recruitment for pilots, flight attendants and ground service personnel, the Group opened up a new channel for local employment and poverty alleviation. The local government recruited, selected and trained workers from registered impoverished households and poor households who met the employment standards of CEA in an organised manner. CEA selected and assigned 71 outstanding cadres for poverty alleviation and introduced the advanced philosophies and working approaches to the frontier for poverty alleviation, thereby addressing the issues of poverty elimination and development in areas needing poverty alleviation. The staff of CEA made further steps into points of poverty alleviation, by which 3,000 copies of books were donated to Cangyuan Ethnic Primary School, and “Eastern Campus Bookstore Cloud” was set up. “One-on-one” matching was carried out among numerous staff members of CEA and poverty students. China Eastern Airlines Corporation Limited 2019 Annual Report 114Social Responsibilities The third work is poverty alleviation through medical services. In 2019, CEA coordinated with China Foundation For Poverty Alleviation and jointly put forward the “Ceiling-Beam-Pillar Plan” top-up in-patient and medical insurance for poverty population aged 18–60 who were registered in files in each of Cangyuan and Shuangjiang Counties, by which 47,421 poverty population registered in files were directly benefited; CEA proactively initiated quality medical resources and facilities, and commenced free diagnosis and mentoring activities in Cangyuan; CEA liaised with China Poverty-alleviation Promotion of Volunteer Service in order to introduce the “Bright Poverty Alleviation Work” to Cangyuan County, and provided free treatment for patients with cataract who were registered in files of Cangyuan County, while improving the living standard of local residents and their overall health condition; as far as safe water consumption is concerned, the original source of drinking water supply in Banhong Township was exhausted, and serious damages were found in pipelines of water supply, resulting in transportation distance of 5 kilometres is needed for household and school consumption of water. To this end, CEA invested RMB10,779,200 in total to commence the construction work for drinking water supply to village residents, which was scheduled to complete in May 2020, with 3,862 persons from 635 families directly benefited. The fourth work is poverty alleviation through education. CEA centralised resources and power from various parties in society, and invited famous foreign commercial partners to leverage their own strengths and join hands to start poverty alleviation activities. The project of “Dashan Dream — Studies in the Netherlands” subsidized 10 students and 2 teachers in each of Cangyuan and Shuangjiang Counties to travel abroad to the Netherlands for research and learning, thus helping children to go abroad from mountainous area and the country, and broadening their horizons for internationalization. The funding of RMB200,000 from the project of “Love at CEA-Dream of Education Comes True With Financial Aid” was allocated to help poor students registered in files; the project of “Dashan Dream — CEA Shuangjiang Ambitious Class” injected RMB8,700,000 to finance the construction of campus building of Shuangjiang No. 1 Middle School, while introducing professional education institutions and education experts to carry out targeted poverty alleviation, where mutual exchange among students and teachers from two schools were organised so as to stimulate the inborn motivation for learning and enhance the education standard in Shuangjiang No. 1 Middle School; CEA commenced various charitable activities for education in two counties by aligning other powers in society; CEA organised training classes for poverty alleviation through rural industry in Zhejiang for 65 tier-three cadres in total from counties and townships and the wealthy leader of industries in Cangyuan and Shuangjiang, in order to explore potentials for development and gained positive effects. The fifth work is poverty alleviation through talents and employment. CEA launched an poverty alleviation plan through employment together with Shuangjiang County and Cangyuan County, in which CEA Yunnan and Eastern Air Catering Company were demonstration points for poverty alleviation through employment. Based on the original targeted recruitment for pilots, flight attendants and ground service personnel, the Group opened up a new channel for local employment and poverty alleviation. The local government recruited, selected and trained workers from registered impoverished households and poor households who met the employment standards of CEA in an organised manner. CEA selected and assigned 71 outstanding cadres for poverty alleviation and introduced the advanced philosophies and working approaches to the frontier for poverty alleviation, thereby addressing the issues of poverty elimination and development in areas needing poverty alleviation. The staff of CEA made further steps into points of poverty alleviation, by which 3,000 copies of books were donated to Cangyuan Ethnic Primary School, and “Eastern Campus Bookstore Cloud” was set up. “One-on-one” matching was carried out among numerous staff members of CEA and poverty students. China Eastern Airlines Corporation Limited 2019 Annual Report 114

Social Responsibilities Effects of Targeted Poverty Alleviation Work in 2019 Unit: RMB ten thousand Quantity and Indicators commencement situation I. Overall situation 1. Capital 1,825.17 2. Supplies converted in cash 3. Number of registered impoverished people for poverty elimination (person) 11,343 II. Sub-item investment 1. Poverty elimination through Industry Development 1.1 Type of poverty alleviation through industry projects Poverty alleviation through agricultural industry 1.2 Number of poverty alleviation through industry projects (unit) 3 1.4 Number of registered impoverished people for poverty elimination (person) 10,045 2. Poverty elimination through Occupation Shift 2.2 Number of people under occupational skill training (person) 583 4. Poverty Alleviation through Education 4.1 Amount invested to subsidize poor students 82 4.2 Number of subsidized poor students (person) 155 4.3 Amount invested to improve education resources in poverty areas 870 9. Other projects 9.1 Number of projects (units) 1 9.2 Amount invested 877.92 9.3 Number of registered impoverished people for poverty elimination (person) 729 9.4 Other project description Implementation of construction project for drinking water in Banhong Township, Cangyuan County, in order to address the safety issue of drinking water in villages III. Awards received: The highest ranking of recognition in examination conducted for poverty alleviation works in designated areas by the centralised unit in 2018 115Social Responsibilities Effects of Targeted Poverty Alleviation Work in 2019 Unit: RMB ten thousand Quantity and Indicators commencement situation I. Overall situation 1. Capital 1,825.17 2. Supplies converted in cash 3. Number of registered impoverished people for poverty elimination (person) 11,343 II. Sub-item investment 1. Poverty elimination through Industry Development 1.1 Type of poverty alleviation through industry projects Poverty alleviation through agricultural industry 1.2 Number of poverty alleviation through industry projects (unit) 3 1.4 Number of registered impoverished people for poverty elimination (person) 10,045 2. Poverty elimination through Occupation Shift 2.2 Number of people under occupational skill training (person) 583 4. Poverty Alleviation through Education 4.1 Amount invested to subsidize poor students 82 4.2 Number of subsidized poor students (person) 155 4.3 Amount invested to improve education resources in poverty areas 870 9. Other projects 9.1 Number of projects (units) 1 9.2 Amount invested 877.92 9.3 Number of registered impoverished people for poverty elimination (person) 729 9.4 Other project description Implementation of construction project for drinking water in Banhong Township, Cangyuan County, in order to address the safety issue of drinking water in villages III. Awards received: The highest ranking of recognition in examination conducted for poverty alleviation works in designated areas by the centralised unit in 2018 115

Social Responsibilities Subsequent Targeted Poverty Alleviation Plan The year of 2020 is the year of finale for critical completion of building up a moderately wealthy society, winning in fighting for the targeted poverty alleviation and realisation of the “13th Five-Year Plan”. The year of finale for poverty elimination and hardship eradication coincides with the epidemics of novel coronavirus, and CEA has attached utmost importance to the issues of poverty recurrence and unemployment resulting from the epidemics in areas of designated poverty alleviation, so as to minimize the impacts on the effectiveness of the poverty elimination and hardship eradication efforts due to the epidemics. CEA will continue to adhere to targeted poverty alleviation and targeted poverty elimination, while strengthening the philosophy of “high quality, high standard, sustainability” in order to develop the projects of poverty alleviation in an in-depth, delicate and practical manner. Combining poverty alleviation with courage motivation (扶志) and know-how cultivation (扶智), the Group will focus on poverty alleviation through aviation industry, education resources and healthcare, housing security for poor households and endogenous motivation for poverty elimination. Ongoing trainings for entry-level cadres and technicians will be carried out, aiming at reinstating the effectiveness of poverty elimination, fulfilling the mission of poverty elimination with high quality and realizing the poverty elimination in a sustainable and established manner. In doing so, an effective, unique, characterized and reproducible model for poverty alleviation by CEA is thus formed. Together with promotion and advertisement, the contributions to the poverty alleviation and hardship eradication in the country as well as the poverty minimization in the world can be assured. China Eastern Airlines Corporation Limited 2019 Annual Report 116Social Responsibilities Subsequent Targeted Poverty Alleviation Plan The year of 2020 is the year of finale for critical completion of building up a moderately wealthy society, winning in fighting for the targeted poverty alleviation and realisation of the “13th Five-Year Plan”. The year of finale for poverty elimination and hardship eradication coincides with the epidemics of novel coronavirus, and CEA has attached utmost importance to the issues of poverty recurrence and unemployment resulting from the epidemics in areas of designated poverty alleviation, so as to minimize the impacts on the effectiveness of the poverty elimination and hardship eradication efforts due to the epidemics. CEA will continue to adhere to targeted poverty alleviation and targeted poverty elimination, while strengthening the philosophy of “high quality, high standard, sustainability” in order to develop the projects of poverty alleviation in an in-depth, delicate and practical manner. Combining poverty alleviation with courage motivation (扶志) and know-how cultivation (扶智), the Group will focus on poverty alleviation through aviation industry, education resources and healthcare, housing security for poor households and endogenous motivation for poverty elimination. Ongoing trainings for entry-level cadres and technicians will be carried out, aiming at reinstating the effectiveness of poverty elimination, fulfilling the mission of poverty elimination with high quality and realizing the poverty elimination in a sustainable and established manner. In doing so, an effective, unique, characterized and reproducible model for poverty alleviation by CEA is thus formed. Together with promotion and advertisement, the contributions to the poverty alleviation and hardship eradication in the country as well as the poverty minimization in the world can be assured. China Eastern Airlines Corporation Limited 2019 Annual Report 116

Independent Auditor’s Report To the shareholders of China Eastern Airlines Corporation Limited (Established in the People’s Republic of China with limited liability) Opinion We have audited the consolidated financial statements of China Eastern Airlines Corporation Limited (the “Company”) and its subsidiaries (the “Group”) set out on pages 122 to 239, which comprise the consolidated statement of financial position as at 31 December 2019, and the consolidated statement of profit or loss and other comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows for the year then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies. In our opinion, the consolidated financial statements give a true and fair view of the consolidated financial position of the Group as at 31 December 2019, and of its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards (“IFRSs”) issued by the International Accounting Standards Board (“IASB”) and have been properly prepared in compliance with the disclosure requirements of the Hong Kong Companies Ordinance. Basis for opinion We conducted our audit in accordance with International Standards on Auditing (“ISAs”) issued by the International Auditing and Assurance Standards Board. Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the consolidated financial statements section of our report. We are independent of the Group in accordance with the Code of Ethics for Professional Accountants (the “Code”) issued by the Hong Kong Institute of Certified Public Accountants, and we have fulfilled our other ethical responsibilities in accordance with the Code. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion. Key audit matters Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. For each matter below, our description of how our audit addressed the matter is provided in that context. We have fulfilled the responsibilities described in the Auditor’s responsibilities for the audit of the consolidated financial statements section of our report, including in relation to these matters. Accordingly, our audit included the performance of procedures designed to respond to our assessment of the risks of material misstatement of the consolidated financial statements. The results of our audit procedures, including the procedures performed to address the matters below, provide the basis for our audit opinion on the accompanying consolidated financial statements. 117Independent Auditor’s Report To the shareholders of China Eastern Airlines Corporation Limited (Established in the People’s Republic of China with limited liability) Opinion We have audited the consolidated financial statements of China Eastern Airlines Corporation Limited (the “Company”) and its subsidiaries (the “Group”) set out on pages 122 to 239, which comprise the consolidated statement of financial position as at 31 December 2019, and the consolidated statement of profit or loss and other comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows for the year then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies. In our opinion, the consolidated financial statements give a true and fair view of the consolidated financial position of the Group as at 31 December 2019, and of its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards (“IFRSs”) issued by the International Accounting Standards Board (“IASB”) and have been properly prepared in compliance with the disclosure requirements of the Hong Kong Companies Ordinance. Basis for opinion We conducted our audit in accordance with International Standards on Auditing (“ISAs”) issued by the International Auditing and Assurance Standards Board. Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the consolidated financial statements section of our report. We are independent of the Group in accordance with the Code of Ethics for Professional Accountants (the “Code”) issued by the Hong Kong Institute of Certified Public Accountants, and we have fulfilled our other ethical responsibilities in accordance with the Code. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion. Key audit matters Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. For each matter below, our description of how our audit addressed the matter is provided in that context. We have fulfilled the responsibilities described in the Auditor’s responsibilities for the audit of the consolidated financial statements section of our report, including in relation to these matters. Accordingly, our audit included the performance of procedures designed to respond to our assessment of the risks of material misstatement of the consolidated financial statements. The results of our audit procedures, including the procedures performed to address the matters below, provide the basis for our audit opinion on the accompanying consolidated financial statements. 117

886110 (China Eastern Airline_Eng_AR) (210x297) ( 中英分兩本) \ 18/04/2020 \ M71 \ p.118 Independent Auditor’s Report Key audit matters (continued) Key audit matter How our audit addressed the key audit matter Recognition of contract liabilities for frequent flyer program As disclosed in Note 2.4, Note 3 and Note 35 to the We obtained an understanding, evaluated the design, and consolidated financial statements, the Group operates a frequent tested the operating effectiveness of controls over the Group’s flyer program that issues mileage points to program members accounting for frequent flyer program, including controls over for future redemption. The Group defers a portion of passenger management’s review of the aforesaid significant assumptions revenue attributable to the mileage points issued based on and the completeness and accuracy of the underlying data used. the relative stand-alone selling price approach and recognises revenue when the mileage points are redeemed and performance Our audit procedures included, among others, evaluating the obligations are fulfilled or the mileage points expire unused. The Group’s methodology for estimating the stand-alone selling stand-alone selling price of the mileage points was estimated price of mileage points including the breakage. We tested the calculation of historical prices of equivalent flights and based on the historical prices of equivalent flights and goods provided for mileage points redeemed, adjusted for mileage goods provided for mileage points redeemed, including the completeness and accuracy of the underlying data used in points that are not expected to be redeemed (“breakage”). At 31 December 2019, the Group’s contract liabilities for frequent the calculation. We also compared the estimated mileage points breakage with the Group’s historical redemption pattern flyer program amounted to RMB2,057 million. and further considered current industry and economic trends and other relevant factors that might trigger changes to the Auditing the Group’s estimation was complex due to the significant assumptions used in determining the estimated estimation. Additionally, we tested the completeness and accuracy of the underlying mileage points data used in the stand-alone selling price of mileage points, which include the historical prices of equivalent flights and goods provided for Group’s methodology and performed sensitivity analyses to evaluate the changes to the Group’s contract liabilities that mileage points redeemed and the estimated breakage. Changes in the significant assumptions could have a significant effect on would result from changes in the mileage points breakage. the balance of contract liabilities for frequent flyer program and the results of operations. Provision for lease return costs for aircraft and engines At 31 December 2019, the Group’s provision for lease return We obtained an understanding, evaluated the design and tested costs for aircraft and engines under lease arrangements totalled the operating effectiveness of the Group’s controls over the RMB7,178 million. As described in Note 2.4, Note 3 and Note measurement of the provision for lease return costs including 39 to the consolidated financial statements, certain lease testing controls over management’s review of the estimation arrangements contain provisions for the Group’s obligations of anticipated aircraft and engines’ utilisation patterns and to fulﬁl certain return conditions at the end of lease terms. The anticipated return costs. Group estimates lease return costs for aircraft and engines taking into account the anticipated aircraft and engines’ utilisation To test the Group’s lease return provision, our audit procedures patterns, the historical experience of actual return costs incurred included, among others, evaluating the estimation used by the and anticipated return costs. These costs are recognised as part Group to determine the provision by testing a sample of lease of the right-of-use assets on the Group’s consolidated statement arrangements with return condition clauses. We compared of financial position. management’s plans for future utilisation of aircraft and engines against the respective historical utilisation patterns. Additionally, Auditing the Group’s provision for lease return costs for aircraft we evaluated the reasonableness of the Group’s anticipated and engines involved complex auditor judgement due to the return costs estimation process by comparing management’s estimation uncertainty of the anticipated aircraft and engines’ prior years’ anticipated return costs estimates with actual return utilisation patterns and anticipated return costs used by costs incurred by the Group. management to quantify the provision. China Eastern Airlines Corporation Limited 2019 Annual Report 118886110 (China Eastern Airline_Eng_AR) (210x297) ( 中英分兩本) \ 18/04/2020 \ M71 \ p.118 Independent Auditor’s Report Key audit matters (continued) Key audit matter How our audit addressed the key audit matter Recognition of contract liabilities for frequent flyer program As disclosed in Note 2.4, Note 3 and Note 35 to the We obtained an understanding, evaluated the design, and consolidated financial statements, the Group operates a frequent tested the operating effectiveness of controls over the Group’s flyer program that issues mileage points to program members accounting for frequent flyer program, including controls over for future redemption. The Group defers a portion of passenger management’s review of the aforesaid significant assumptions revenue attributable to the mileage points issued based on and the completeness and accuracy of the underlying data used. the relative stand-alone selling price approach and recognises revenue when the mileage points are redeemed and performance Our audit procedures included, among others, evaluating the obligations are fulfilled or the mileage points expire unused. The Group’s methodology for estimating the stand-alone selling stand-alone selling price of the mileage points was estimated price of mileage points including the breakage. We tested the calculation of historical prices of equivalent flights and based on the historical prices of equivalent flights and goods provided for mileage points redeemed, adjusted for mileage goods provided for mileage points redeemed, including the completeness and accuracy of the underlying data used in points that are not expected to be redeemed (“breakage”). At 31 December 2019, the Group’s contract liabilities for frequent the calculation. We also compared the estimated mileage points breakage with the Group’s historical redemption pattern flyer program amounted to RMB2,057 million. and further considered current industry and economic trends and other relevant factors that might trigger changes to the Auditing the Group’s estimation was complex due to the significant assumptions used in determining the estimated estimation. Additionally, we tested the completeness and accuracy of the underlying mileage points data used in the stand-alone selling price of mileage points, which include the historical prices of equivalent flights and goods provided for Group’s methodology and performed sensitivity analyses to evaluate the changes to the Group’s contract liabilities that mileage points redeemed and the estimated breakage. Changes in the significant assumptions could have a significant effect on would result from changes in the mileage points breakage. the balance of contract liabilities for frequent flyer program and the results of operations. Provision for lease return costs for aircraft and engines At 31 December 2019, the Group’s provision for lease return We obtained an understanding, evaluated the design and tested costs for aircraft and engines under lease arrangements totalled the operating effectiveness of the Group’s controls over the RMB7,178 million. As described in Note 2.4, Note 3 and Note measurement of the provision for lease return costs including 39 to the consolidated financial statements, certain lease testing controls over management’s review of the estimation arrangements contain provisions for the Group’s obligations of anticipated aircraft and engines’ utilisation patterns and to fulﬁl certain return conditions at the end of lease terms. The anticipated return costs. Group estimates lease return costs for aircraft and engines taking into account the anticipated aircraft and engines’ utilisation To test the Group’s lease return provision, our audit procedures patterns, the historical experience of actual return costs incurred included, among others, evaluating the estimation used by the and anticipated return costs. These costs are recognised as part Group to determine the provision by testing a sample of lease of the right-of-use assets on the Group’s consolidated statement arrangements with return condition clauses. We compared of financial position. management’s plans for future utilisation of aircraft and engines against the respective historical utilisation patterns. Additionally, Auditing the Group’s provision for lease return costs for aircraft we evaluated the reasonableness of the Group’s anticipated and engines involved complex auditor judgement due to the return costs estimation process by comparing management’s estimation uncertainty of the anticipated aircraft and engines’ prior years’ anticipated return costs estimates with actual return utilisation patterns and anticipated return costs used by costs incurred by the Group. management to quantify the provision. China Eastern Airlines Corporation Limited 2019 Annual Report 118

886110 (China Eastern Airline_Eng_AR) (210x297) ( 中英分兩本) \ 18/04/2020 \ M71 \ p.119 Independent Auditor’s Report Key audit matters (continued) Key audit matter How our audit addressed the key audit matter Impairment testing of goodwill At 31 December 2019, the Group’s goodwill was RMB11,270 We obtained an understanding, evaluated the design, and million, which relates to its airline transportation operations. As tested the operating effectiveness of controls over the Group’s disclosed in Note 2.4, Note 3 and Note 20 to the consolidated goodwill impairment testing process, including controls over financial statements, the Group determines whether goodwill is management’s review of the aforesaid significant assumptions impaired at least on an annual basis. This requires an estimation described above and the data used in the valuation. of the recoverable amount which is the higher of its value in use and its fair value less costs of disposal. Management uses the To test the value in use estimates of the cash-generating unit, value in use of the cash-generating unit to which the goodwill our audit procedures included, among others, evaluating the is allocated to determine the recoverable amount. Estimating valuation methodology and testing the significant assumptions the value in use requires the Group to estimate the projected discussed above and the underlying data used by the Group future cash flows from the cash-generating unit and to choose in its assessment. We involved our valuation specialists to a suitable discount rate to calculate the present value of those assist in evaluating management’s valuation methodology and projected cash flows. assessing the terminal growth rate and discount rate applied. We compared the significant assumptions used by management Auditing the Group’s goodwill impairment test was complex due to current industry and economic trends and other relevant to the significant estimation required in determining the value factors. We also assessed the reasonableness of management’s in use of the cash-generating unit. In particular, the estimated projected cash flows estimation process by comparing the value in use was sensitive to significant assumptions such as Group’s historical estimates to actual results . Additionally, we revenue growth rate, terminal growth rate and the discount rate performed sensitivity analyses of significant assumptions to applied to the projected cash flows. These assumptions may be evaluate the changes in the value in use of the cash-generating affected by unexpected changes in future market or economic unit that would result from changes in the assumptions. conditions. Other information included in the Annual Report The directors of the Company are responsible for the other information. The other information comprises the information included in the Annual Report, other than the consolidated financial statements and our auditor’s report thereon. Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon. In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard. 119886110 (China Eastern Airline_Eng_AR) (210x297) ( 中英分兩本) \ 18/04/2020 \ M71 \ p.119 Independent Auditor’s Report Key audit matters (continued) Key audit matter How our audit addressed the key audit matter Impairment testing of goodwill At 31 December 2019, the Group’s goodwill was RMB11,270 We obtained an understanding, evaluated the design, and million, which relates to its airline transportation operations. As tested the operating effectiveness of controls over the Group’s disclosed in Note 2.4, Note 3 and Note 20 to the consolidated goodwill impairment testing process, including controls over financial statements, the Group determines whether goodwill is management’s review of the aforesaid significant assumptions impaired at least on an annual basis. This requires an estimation described above and the data used in the valuation. of the recoverable amount which is the higher of its value in use and its fair value less costs of disposal. Management uses the To test the value in use estimates of the cash-generating unit, value in use of the cash-generating unit to which the goodwill our audit procedures included, among others, evaluating the is allocated to determine the recoverable amount. Estimating valuation methodology and testing the significant assumptions the value in use requires the Group to estimate the projected discussed above and the underlying data used by the Group future cash flows from the cash-generating unit and to choose in its assessment. We involved our valuation specialists to a suitable discount rate to calculate the present value of those assist in evaluating management’s valuation methodology and projected cash flows. assessing the terminal growth rate and discount rate applied. We compared the significant assumptions used by management Auditing the Group’s goodwill impairment test was complex due to current industry and economic trends and other relevant to the significant estimation required in determining the value factors. We also assessed the reasonableness of management’s in use of the cash-generating unit. In particular, the estimated projected cash flows estimation process by comparing the value in use was sensitive to significant assumptions such as Group’s historical estimates to actual results . Additionally, we revenue growth rate, terminal growth rate and the discount rate performed sensitivity analyses of significant assumptions to applied to the projected cash flows. These assumptions may be evaluate the changes in the value in use of the cash-generating affected by unexpected changes in future market or economic unit that would result from changes in the assumptions. conditions. Other information included in the Annual Report The directors of the Company are responsible for the other information. The other information comprises the information included in the Annual Report, other than the consolidated financial statements and our auditor’s report thereon. Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon. In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard. 119

886110 (China Eastern Airline_Eng_AR) (210x297) ( 中英分兩本) \ 18/04/2020 \ M71 \ p.120 Independent Auditor’s Report Responsibilities of the directors for the consolidated financial statements The directors of the Company are responsible for the preparation of the consolidated financial statements that give a true and fair view in accordance with IFRSs and the disclosure requirements of the Hong Kong Companies Ordinance, and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error. In preparing the consolidated financial statements, the directors of the Company are responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors of the Company either intend to liquidate the Group or to cease operations or have no realistic alternative but to do so. The directors of the Company are assisted by the Audit and Risk Management Committee in discharging their responsibilities for overseeing the Group’s financial reporting process. Auditor’s responsibilities for the audit of the consolidated financial statements Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Our report is made solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements. As part of an audit in accordance with ISAs, we exercise professional judgement and maintain professional scepticism throughout the audit. We also: • Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. • Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control. • Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the directors. China Eastern Airlines Corporation Limited 2019 Annual Report 120886110 (China Eastern Airline_Eng_AR) (210x297) ( 中英分兩本) \ 18/04/2020 \ M71 \ p.120 Independent Auditor’s Report Responsibilities of the directors for the consolidated financial statements The directors of the Company are responsible for the preparation of the consolidated financial statements that give a true and fair view in accordance with IFRSs and the disclosure requirements of the Hong Kong Companies Ordinance, and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error. In preparing the consolidated financial statements, the directors of the Company are responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors of the Company either intend to liquidate the Group or to cease operations or have no realistic alternative but to do so. The directors of the Company are assisted by the Audit and Risk Management Committee in discharging their responsibilities for overseeing the Group’s financial reporting process. Auditor’s responsibilities for the audit of the consolidated financial statements Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Our report is made solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements. As part of an audit in accordance with ISAs, we exercise professional judgement and maintain professional scepticism throughout the audit. We also: • Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. • Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control. • Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the directors. China Eastern Airlines Corporation Limited 2019 Annual Report 120

886110 (China Eastern Airline_Eng_AR) (210x297) ( 中英分兩本) \ 18/04/2020 \ M71 \ p.121 Independent Auditor’s Report Auditor’s responsibilities for the audit of the consolidated financial statements (continued) • Conclude on the appropriateness of the directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern. • Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation. • Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion. We communicate with the Audit and Risk Management Committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit. We also provide the Audit and Risk Management Committee with a statement that we have complied with relevant ethical requirements regarding independence and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards. From the matters communicated with the Audit and Risk Management Committee, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication. The engagement partner on the audit resulting in this independent auditor’s report is LEUNG, Wai Lap, Philip. Ernst & Young Certified Public Accountants Hong Kong 31 March 2020 121886110 (China Eastern Airline_Eng_AR) (210x297) ( 中英分兩本) \ 18/04/2020 \ M71 \ p.121 Independent Auditor’s Report Auditor’s responsibilities for the audit of the consolidated financial statements (continued) • Conclude on the appropriateness of the directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern. • Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation. • Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion. We communicate with the Audit and Risk Management Committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit. We also provide the Audit and Risk Management Committee with a statement that we have complied with relevant ethical requirements regarding independence and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards. From the matters communicated with the Audit and Risk Management Committee, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication. The engagement partner on the audit resulting in this independent auditor’s report is LEUNG, Wai Lap, Philip. Ernst & Young Certified Public Accountants Hong Kong 31 March 2020 121

Consolidated Statement of Profit or Loss and Other Comprehensive Income

(Prepared in accordance with International Financial Reporting Standards)

Year ended 31 December 2019

	Notes	2019 RMB million	2018 RMB million
Revenue	5	120,986	115,278
Other operating income and gains	6	7,202	6,592
Operating expenses			
Aircraft fuel		(34,191)	(33,680)
Take-off and landing charges		(16,457)	(14,914)
Depreciation and amortisation		(22,080)	(15,313)
Wages, salaries and benefits	8	(24,152)	(22,134)
Aircraft maintenance		(3,380)	(3,738)
Food and beverages		(3,667)	(3,383)
Low value and short-term lease rentals		(631)	–
Aircraft operating lease rentals		–	(4,306)
Other operating lease rentals		–	(928)
Selling and marketing expenses		(4,134)	(3,807)
Civil aviation development fund		(1,831)	(2,235)
Ground services and other expenses		(2,476)	(2,845)
Impairment charges	9	(4)	(318)
Impairment losses on financial assets, net	10	(16)	(27)
Fair value changes of financial asset at fair value through profit or loss		25	(27)
Fair value changes of derivative financial instruments	11	–	311
Indirect operating expenses		(5,113)	(5,217)
Total operating expenses		(118,107)	(112,561)
Operating profit	7	10,081	9,309
Share of results of associates	21	265	170
Share of results of joint ventures	22	17	34
Finance income	12	96	110
Finance costs	13	(6,160)	(5,767)
Profit before income tax		4,299	3,856
Income tax expense	14	(819)	(926)
Profit for the year		3,480	2,930
Other comprehensive income for the year			
Other comprehensive income that may be reclassified to profit or loss in subsequent periods:			
Cash flow hedges, net of tax	24	(110)	43
Net other comprehensive income that may be reclassified to profit or loss in subsequent periods		(110)	43
Other comprehensive income that will not be reclassified to profit or loss in subsequent periods:			
Fair value changes of equity investments designated at fair value through other comprehensive income, net of tax		16	(247)
Share of other comprehensive income of an associate, net of tax	21	7	(24)
Actuarial gains/(losses) on the post-retirement benefit obligations, net of tax	40	40	(115)
Net other comprehensive income that will not be reclassified to profit or loss in subsequent periods		63	(386)
Other comprehensive income for the year, net of tax		(47)	(343)
Total comprehensive income for the year		3,433	2,587

122 China Eastern Airlines Corporation Limited | 2019 Annual Report

886110 (China Eastern Airline_Eng_AR) (210x297) ( 中英分兩本) \ 18/04/2020 \ M71 \ p.123 Consolidated Statement of Profit or Loss and Other Comprehensive Income (Prepared in accordance with International Financial Reporting Standards) Year ended 31 December 2019 2019 2018 Note RMB million RMB million Profit attributable to: Equity holders of the Company 3,192 2,698 Non-controlling interests 288 232 Profit for the year 3,480 2,930 Total comprehensive income attributable to: Equity holders of the Company 3,141 2,358 Non-controlling interests 292 229 Total comprehensive income for the year 3,433 2,587 Earnings per share attributable to the equity holders of the Company during the year — Basic and diluted (RMB) 16 0.21 0.19 123886110 (China Eastern Airline_Eng_AR) (210x297) ( 中英分兩本) \ 18/04/2020 \ M71 \ p.123 Consolidated Statement of Profit or Loss and Other Comprehensive Income (Prepared in accordance with International Financial Reporting Standards) Year ended 31 December 2019 2019 2018 Note RMB million RMB million Profit attributable to: Equity holders of the Company 3,192 2,698 Non-controlling interests 288 232 Profit for the year 3,480 2,930 Total comprehensive income attributable to: Equity holders of the Company 3,141 2,358 Non-controlling interests 292 229 Total comprehensive income for the year 3,433 2,587 Earnings per share attributable to the equity holders of the Company during the year — Basic and diluted (RMB) 16 0.21 0.19 123

Consolidated Statement of Financial Position

(Prepared in accordance with International Financial Reporting Standards)

31 December 2019

	Notes	2019 RMB million	2018 RMB million
Non-current assets			
Property, plant and equipment	17	99,437	180,104
Investment properties	18	653	724
Right-of-use assets	19(b)	128,704	–
Prepayments for land use rights	19(a)	–	1,387
Intangible assets	20	11,698	11,609
Advanced payments on acquisition of aircraft		16,222	21,942
Investments in associates	21	1,977	1,696
Investments in joint ventures	22	627	577
Equity investments designated at fair value through other comprehensive income	23	1,274	1,247
Derivative financial instruments	24	27	222
Other non-current assets	25	3,970	3,370
Deferred tax assets	26	853	207
		265,442	223,085
Current assets			
Flight equipment spare parts	27	2,407	1,950
Trade and notes receivables	28	1,717	1,436
Financial assets at fair value through profit or loss	29	121	96
Prepayments and other receivables	30	14,093	11,776
Derivative financial instruments	24	43	1
Restricted bank deposits and short-term bank deposits	31	6	16
Cash and cash equivalents	32	1,350	646
Assets classified as held for sale	33	6	11
		19,743	15,932
Current liabilities			
Trade and bills payables	34	3,877	4,040
Contract liabilities	35	10,178	8,811
Other payables and accruals	36	22,602	21,143
Current portion of lease liabilities	19(c)	15,590	–
Current portion of obligations under finance leases	37	–	9,364
Current portion of borrowings	38	25,233	29,259
Income tax payable		351	273
Current portion of provision for lease return costs for aircraft and engines	39	519	145
Derivative financial instruments	24	13	29
		78,363	73,064
Net current liabilities		(58,620)	(57,132)
Total assets less current liabilities		206,822	165,953

124 China Eastern Airlines Corporation Limited | 2019 Annual Report

886110 (China Eastern Airline_Eng_AR) (210x297) ( 中英分兩本) \ 18/04/2020 \ M71 \ p.125 Consolidated Statement of Financial Position (Prepared in accordance with International Financial Reporting Standards) 31 December 2019 2019 2018 Notes RMB million RMB million Non-current liabilities Lease liabilities 19(c) 94,685 — Obligations under finance leases 37 — 68,063 Borrowings 38 26,604 25,867 Provision for lease return costs for aircraft and engines 39 6,659 2,761 Contract liabilities 35 1,499 1,585 Derivative financial instruments 24 10 — Post-retirement benefit obligations 40 2,419 2,544 Other long-term liabilities 41 2,278 3,448 Deferred tax liabilities 26 22 84 134,176 104,352 Net assets 72,646 61,601 Equity Equity attributable to the equity holders of the Company — Share capital 42 16,379 14,467 — Reserves 43 52,629 43,541 69,008 58,008 Non-controlling interests 3,638 3,593 Total equity 72,646 61,601 The ﬁnancial statements were approved by the Board of Directors on 31 March 2020 and were signed on its behalf. Liu Shaoyong Li Yangmin Chairman President 125886110 (China Eastern Airline_Eng_AR) (210x297) ( 中英分兩本) \ 18/04/2020 \ M71 \ p.125 Consolidated Statement of Financial Position (Prepared in accordance with International Financial Reporting Standards) 31 December 2019 2019 2018 Notes RMB million RMB million Non-current liabilities Lease liabilities 19(c) 94,685 — Obligations under finance leases 37 — 68,063 Borrowings 38 26,604 25,867 Provision for lease return costs for aircraft and engines 39 6,659 2,761 Contract liabilities 35 1,499 1,585 Derivative financial instruments 24 10 — Post-retirement benefit obligations 40 2,419 2,544 Other long-term liabilities 41 2,278 3,448 Deferred tax liabilities 26 22 84 134,176 104,352 Net assets 72,646 61,601 Equity Equity attributable to the equity holders of the Company — Share capital 42 16,379 14,467 — Reserves 43 52,629 43,541 69,008 58,008 Non-controlling interests 3,638 3,593 Total equity 72,646 61,601 The ﬁnancial statements were approved by the Board of Directors on 31 March 2020 and were signed on its behalf. Liu Shaoyong Li Yangmin Chairman President 125

Consolidated Statement of Changes in Equity

(Prepared in accordance with International Financial Reporting Standards)

Year ended 31 December 2019

	Attributable to owners of the parent					
	Share capital RMB million	Other reserves RMB million	Retained profits RMB million	Total RMB million	Non-controlling interests RMB million	Total equity RMB million
At 1 January 2018	14,467	27,355	14,566	56,388	3,421	59,809
Profit for the year	–	–	2,698	2,698	232	2,930
Other comprehensive income	–	(340)	–	(340)	(3)	(343)
Total comprehensive income for the year	–	(340)	2,698	2,358	229	2,587
Final 2017 dividend	–	–	(738)	(738)	–	(738)
Dividend paid to non-controlling interests	–	–	–	–	(57)	(57)
Transfer from retained profits	–	30	(30)	–	–	–
At 31 December 2018	14,467	27,045*	16,496*	58,008	3,593	61,601
At 1 January 2019	14,467	27,045*	16,496*	58,008	3,593	61,601
Effect of adoption of IFRS 16	–	–	(1,595)	(1,595)	(163)	(1,758)
At 1 January 2019 (restated)	14,467	27,045	14,901	56,413	3,430	59,843
Profit for the year	–	–	3,192	3,192	288	3,480
Other comprehensive income	–	(51)	–	(51)	4	(47)
Total comprehensive income for the year	–	(51)	3,192	3,141	292	3,433
Issue of shares	1,912	7,530	–	9,442	–	9,442
Dividend paid to non-controlling interests	–	–	–	–	(84)	(84)
Transfer from retained profits	–	212	(212)	–	–	–
Others	–	11	1	12	–	12
At 31 December 2019	16,379	34,747*	17,882*	69,008	3,638	72,646

* These reserve accounts comprise the consolidated reserves of RMB52,629 million (2018: RMB43,541 million) in the consolidated statement of financial position.

126 China Eastern Airlines Corporation Limited | 2019 Annual Report

Consolidated Statement of Cash Flows (Prepared in accordance with International Financial Reporting Standards) Year ended 31 December 2019 2019 2018 Notes RMB million RMB million Cash flows from operating activities Cash generated from operations 46(a) 30,137 24,047 Income tax paid (1,165) (1,709) Net cash flows from operating activities 28,972 22,338 Cash flows from investing activities Additions to property, plant and equipment and other non-current assets (7,589) (26,194) Investments in joint ventures (110) (16) (Net) proceeds from disposal of a subsidiary 45 (90) (11) Proceeds from disposal of property, plant and equipment 157 5,493 Proceeds from novation of purchase rights 2,366 7,483 Proceeds from disposal of intangible assets 2 1 Proceeds from disposal of an equity investment 5 — Proceeds from disposal of prepayments for land use rights — 158 Interest received — 71 Dividends received 241 252 Settlement relating to derivative financial instruments 104 1 Loan to a joint venture — (20) Proceeds from repayment of loans to a joint venture 15 2 Net cash flows used in investing activities (4,899) (12,780) Cash flows from financing activities Proceeds from issue of shares 9,442 — Proceeds from draw-down of short-term bank loans 6,986 19,144 Proceeds from draw-down of long-term bank loans 300 8,000 Proceeds from issuance of short-term debentures 39,000 31,000 Proceeds from issuance of long-term debentures and bonds 7,755 2,938 Proceeds from draw-down of other financing activities — 10,693 Repayments of short-term bank loans (12,868) (36,066) Repayments of long-term bank loans (4,033) (7,592) Repayments of short-term debentures (35,000) (26,500) Repayments of long-term debentures and bonds (5,567) — Repayments of principal of lease liabilities (23,895) — Repayments of principal of finance lease obligations — (9,629) Interest paid (5,494) (4,359) Settlement relating to derivative financial instruments 82 (392) Dividends paid — (738) Dividends paid to non-controlling interests of subsidiaries (83) (57) Net cash flows used in financing activities (23,375) (13,558) Net increase/(decrease) in cash and cash equivalents 698 (4,000) Cash and cash equivalents at beginning of year 646 4,616 Effect of foreign exchange rate changes, net 6 30 Cash and cash equivalents at 31 December 1,350 646 127Consolidated Statement of Cash Flows (Prepared in accordance with International Financial Reporting Standards) Year ended 31 December 2019 2019 2018 Notes RMB million RMB million Cash flows from operating activities Cash generated from operations 46(a) 30,137 24,047 Income tax paid (1,165) (1,709) Net cash flows from operating activities 28,972 22,338 Cash flows from investing activities Additions to property, plant and equipment and other non-current assets (7,589) (26,194) Investments in joint ventures (110) (16) (Net) proceeds from disposal of a subsidiary 45 (90) (11) Proceeds from disposal of property, plant and equipment 157 5,493 Proceeds from novation of purchase rights 2,366 7,483 Proceeds from disposal of intangible assets 2 1 Proceeds from disposal of an equity investment 5 — Proceeds from disposal of prepayments for land use rights — 158 Interest received — 71 Dividends received 241 252 Settlement relating to derivative financial instruments 104 1 Loan to a joint venture — (20) Proceeds from repayment of loans to a joint venture 15 2 Net cash flows used in investing activities (4,899) (12,780) Cash flows from financing activities Proceeds from issue of shares 9,442 — Proceeds from draw-down of short-term bank loans 6,986 19,144 Proceeds from draw-down of long-term bank loans 300 8,000 Proceeds from issuance of short-term debentures 39,000 31,000 Proceeds from issuance of long-term debentures and bonds 7,755 2,938 Proceeds from draw-down of other financing activities — 10,693 Repayments of short-term bank loans (12,868) (36,066) Repayments of long-term bank loans (4,033) (7,592) Repayments of short-term debentures (35,000) (26,500) Repayments of long-term debentures and bonds (5,567) — Repayments of principal of lease liabilities (23,895) — Repayments of principal of finance lease obligations — (9,629) Interest paid (5,494) (4,359) Settlement relating to derivative financial instruments 82 (392) Dividends paid — (738) Dividends paid to non-controlling interests of subsidiaries (83) (57) Net cash flows used in financing activities (23,375) (13,558) Net increase/(decrease) in cash and cash equivalents 698 (4,000) Cash and cash equivalents at beginning of year 646 4,616 Effect of foreign exchange rate changes, net 6 30 Cash and cash equivalents at 31 December 1,350 646 127

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)

31 December 2019

1 Corporate and Group Information

China Eastern Airlines Corporation Limited (the "Company"), a joint stock company limited by shares, was established in the People's Republic of China (the "PRC") on 14 April 1995. The address of the Company's registered office is 66 Airport Street, Pudong International Airport, Shanghai, the PRC. The Company and its subsidiaries (together, the "Group") are principally engaged in the operation of civil aviation, including the provision of passenger, cargo, mail delivery, tour operations and other extended transportation services.

In the opinion of the directors, the holding company and ultimate holding company of the Company is China Eastern Air Holding Company Limited ("CEA Holding"), formerly named as China Eastern Air Holding Company, a state-owned enterprise established in the PRC.

The A shares, H shares and American Depositary Shares are listed on the Shanghai Stock Exchange, The Stock Exchange of Hong Kong Limited and The New York Stock Exchange, respectively.

These financial statements were approved and authorised for issue by the Company's Board of Directors (the "Board") on 31 March 2020.

Information about subsidiaries

Particulars of the Company's principal subsidiaries at the end of the reporting period are as follows:

Name	Place and date of incorporation/ registration and place of business	Issued ordinary/ registered share capital million	Percentage of equity attributable to the Company Direct	Indirect	Principal activities
China Eastern Airlines Jiangsu Co., Ltd. ("CEA Jiangsu")	PRC/Mainland China 7 April 1993	RMB2,000	62.56%	–	Provision of airline services
China Eastern Airlines Wuhan Co., Ltd. ("CEA Wuhan")	PRC/Mainland China 16 August 2002	RMB1,750	60%	–	Provision of airline services
Shanghai Eastern Flight Training Co., Ltd. ("Shanghai Flight Training")	PRC/Mainland China 18 December 1995	RMB694	100%	–	Provision of flight training services
Shanghai Airlines Co., Ltd. ("Shanghai Airlines")	PRC/Mainland China 16 March 2010	RMB500	100%	–	Provision of airline services
China Eastern Airlines Technology Co., Ltd. ("Eastern Technology")	PRC/Mainland China 19 November 2014	RMB4,300	100%	–	Provision of airline maintenance services
One two three Airlines Co., Ltd. ("OTT Airlines") (Originally named Eastern Business Airlines Co., Ltd.)	PRC/Mainland China 27 September 2008	RMB1,500	100%	–	Provision of business aviation services

128 China Eastern Airlines Corporation Limited | 2019 Annual Report

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)

31 December 2019

1 Corporate and Group Information (continued)

Information about subsidiaries (continued)

Name	Place and date of incorporation/ registration and place of business	Issued ordinary/ registered share capital million	Percentage of equity attributable to the Company Direct	Indirect	Principal activities
China Eastern Airlines Yunnan Co., Ltd. ("CEA Yunnan")	PRC/Mainland China 2 August 2011	RMB3,662	90.36%	–	Provision of airline services
Eastern Air Overseas (Hong Kong) Co., Ltd. ("Eastern Air Overseas")	Hong Kong 10 June 2011	HKD280	100%	–	Provision of import and export, investment, leasing and consultation services
China United Airlines Co., Ltd. ("China United Airlines")	PRC/Mainland China 21 September 1984	RMB1,320	100%	–	Provision of airline services
Eastern Airlines Hotel Co., Ltd.	PRC/Mainland China 18 March 1998	RMB70	100%	–	Provision of hotel services primarily to crew
China Eastern Airlines Application Development Center Co., Ltd. ("Application Development Center")	PRC/Mainland China 21 November 2011	RMB498	100%	–	Provision of research and development of technology and products in the field of aviation
China Eastern Airlines E-Commerce Co., Ltd. ("Eastern E-Commerce")	PRC/Mainland China 1 December 2014	RMB50	100%	–	E-commerce platform and ticket agent

The above table lists the subsidiaries of the Company which, in the opinion of the directors, principally affected the results for the year or formed a substantial portion of the net assets of the Group. To give details of other subsidiaries would, in the opinion of the directors, result in particulars of excessive length.

All of the subsidiaries of the Company listed above are limited liability companies.

129

Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2019 2.1 Basis of Preparation These financial statements have been prepared in accordance with all applicable International Financial Reporting Standards (“IFRSs”) issued by the International Accounting Standards Board (“IASB”) and the disclosure requirements of the Hong Kong Companies Ordinance. They have been prepared under the historical cost convention, except for certain equity investments and derivative financial instruments which have been measured at fair value. Disposal groups held for sale are stated at the lower of their carrying amounts and fair values less costs to sell as further explained in Note 2.4. These financial statements are presented in Renminbi (“RMB”) and all values are rounded to the nearest million except when otherwise indicated. Basis of consolidation The consolidated financial statements include the financial statements of the Company and its subsidiaries for the year ended 31 December 2019. A subsidiary is an entity (including a structured entity), directly or indirectly, controlled by the Company. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee (i.e., existing rights that give the Group the current ability to direct the relevant activities of the investee). When the Company has, directly or indirectly, less than a majority of the voting or similar rights of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including: (a) the contractual arrangement with the other vote holders of the investee; (b) rights arising from other contractual arrangements; and (c) the Group’s voting rights and potential voting rights. The financial statements of the subsidiaries are prepared for the same reporting period as the Company, using consistent accounting policies. The results of subsidiaries are consolidated from the date on which the Group obtains control, and continue to be consolidated until the date that such control ceases. Profit or loss and each component of other comprehensive income are attributed to the owners of the parent of the Group and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation. The Group reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control described above. A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction. If the Group loses control over a subsidiary, it derecognises (i) the assets (including goodwill) and liabilities of the subsidiary, (ii) the carrying amount of any non-controlling interest and (iii) the cumulative translation differences recorded in equity; and recognises (i) the fair value of the consideration received, (ii) the fair value of any investment retained and (iii) any resulting surplus or deficit in profit or loss. The Group’s share of components previously recognised in other comprehensive income is reclassified to profit or loss or retained profits, as appropriate, on the same basis as would be required if the Group had directly disposed of the related assets or liabilities. China Eastern Airlines Corporation Limited 2019 Annual Report 130Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2019 2.1 Basis of Preparation These financial statements have been prepared in accordance with all applicable International Financial Reporting Standards (“IFRSs”) issued by the International Accounting Standards Board (“IASB”) and the disclosure requirements of the Hong Kong Companies Ordinance. They have been prepared under the historical cost convention, except for certain equity investments and derivative financial instruments which have been measured at fair value. Disposal groups held for sale are stated at the lower of their carrying amounts and fair values less costs to sell as further explained in Note 2.4. These financial statements are presented in Renminbi (“RMB”) and all values are rounded to the nearest million except when otherwise indicated. Basis of consolidation The consolidated financial statements include the financial statements of the Company and its subsidiaries for the year ended 31 December 2019. A subsidiary is an entity (including a structured entity), directly or indirectly, controlled by the Company. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee (i.e., existing rights that give the Group the current ability to direct the relevant activities of the investee). When the Company has, directly or indirectly, less than a majority of the voting or similar rights of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including: (a) the contractual arrangement with the other vote holders of the investee; (b) rights arising from other contractual arrangements; and (c) the Group’s voting rights and potential voting rights. The financial statements of the subsidiaries are prepared for the same reporting period as the Company, using consistent accounting policies. The results of subsidiaries are consolidated from the date on which the Group obtains control, and continue to be consolidated until the date that such control ceases. Profit or loss and each component of other comprehensive income are attributed to the owners of the parent of the Group and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation. The Group reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control described above. A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction. If the Group loses control over a subsidiary, it derecognises (i) the assets (including goodwill) and liabilities of the subsidiary, (ii) the carrying amount of any non-controlling interest and (iii) the cumulative translation differences recorded in equity; and recognises (i) the fair value of the consideration received, (ii) the fair value of any investment retained and (iii) any resulting surplus or deficit in profit or loss. The Group’s share of components previously recognised in other comprehensive income is reclassified to profit or loss or retained profits, as appropriate, on the same basis as would be required if the Group had directly disposed of the related assets or liabilities. China Eastern Airlines Corporation Limited 2019 Annual Report 130

Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2019 2.1 Basis of Preparation (continued) Going concern As at 31 December 2019, the Group’s current liabilities exceeded its current assets by approximately RMB58.62 billion. In preparing the financial statements, the Board has conducted a detailed review over the Group’s going concern ability based on the current financial situation. The Board has considered the Group’s available sources of funds as follows: • Unutilised banking facilities of approximately RMB50.06 billion as at 31 December 2019; • Other available sources of financing from banks and other financial institutions given the Group’s credit history; and • The Group’s expected net cash inflows from operating activities in 2020. The Board considers that the Group will be able to obtain sufficient financing to enable it to operate, as well as to meet its liabilities as and when they become due, and the capital expenditure requirements for the upcoming twelve months. Accordingly, the Board believes that it is appropriate to prepare these financial statements on a going concern basis without including any adjustments that would be required should the Company and the Group fail to continue as a going concern. 2.2 Changes in Accounting Policies and Disclosures The Group has adopted the following new and revised IFRSs for the first time for the current year’s financial statements. Amendments to IFRS 9 Prepayment Features with Negative Compensation IFRS 16 Leases Amendments to IAS 19 Plan Amendment, Curtailment or Settlement Amendments to IAS 28 Long-term Interests in Associates and Joint Ventures IFRIC 23 Uncertainty over Income Tax Treatments Annual Improvements Amendments to IFRS 3, IFRS 11, IAS 12 and IAS 23 2015–2017 Cycle Other than as explained below regarding the impact of IFRS 16 and IFRIC 23, the adoption of the above new and revised standards has had no significant financial effect on these financial statements. (a) IFRS 16 replaces IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases — Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. The standard sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model to recognise and measure right-of-use assets and lease liabilities, except for certain recognition exemptions. Lessor accounting under IFRS 16 is substantially unchanged from IAS 17. Lessors continue to classify leases as either operating or finance leases using similar principles as in IAS 17. For a sublease arrangement, the classification of the sublease is made by reference to the right-of-use asset arising from the head lease, instead of by reference to the underlying asset. The Group has adopted IFRS 16 using the modified retrospective method with the date of initial application of 1 January 2019.Under this method, the standard has been applied retrospectively with the cumulative effect of initial adoption recognised as an adjustment to the opening balance of retained profits at 1 January 2019, and the comparative information for 2018 was not restated and continued to be reported under IAS 17 and related interpretations. 131Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2019 2.1 Basis of Preparation (continued) Going concern As at 31 December 2019, the Group’s current liabilities exceeded its current assets by approximately RMB58.62 billion. In preparing the financial statements, the Board has conducted a detailed review over the Group’s going concern ability based on the current financial situation. The Board has considered the Group’s available sources of funds as follows: • Unutilised banking facilities of approximately RMB50.06 billion as at 31 December 2019; • Other available sources of financing from banks and other financial institutions given the Group’s credit history; and • The Group’s expected net cash inflows from operating activities in 2020. The Board considers that the Group will be able to obtain sufficient financing to enable it to operate, as well as to meet its liabilities as and when they become due, and the capital expenditure requirements for the upcoming twelve months. Accordingly, the Board believes that it is appropriate to prepare these financial statements on a going concern basis without including any adjustments that would be required should the Company and the Group fail to continue as a going concern. 2.2 Changes in Accounting Policies and Disclosures The Group has adopted the following new and revised IFRSs for the first time for the current year’s financial statements. Amendments to IFRS 9 Prepayment Features with Negative Compensation IFRS 16 Leases Amendments to IAS 19 Plan Amendment, Curtailment or Settlement Amendments to IAS 28 Long-term Interests in Associates and Joint Ventures IFRIC 23 Uncertainty over Income Tax Treatments Annual Improvements Amendments to IFRS 3, IFRS 11, IAS 12 and IAS 23 2015–2017 Cycle Other than as explained below regarding the impact of IFRS 16 and IFRIC 23, the adoption of the above new and revised standards has had no significant financial effect on these financial statements. (a) IFRS 16 replaces IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases — Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. The standard sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model to recognise and measure right-of-use assets and lease liabilities, except for certain recognition exemptions. Lessor accounting under IFRS 16 is substantially unchanged from IAS 17. Lessors continue to classify leases as either operating or finance leases using similar principles as in IAS 17. For a sublease arrangement, the classification of the sublease is made by reference to the right-of-use asset arising from the head lease, instead of by reference to the underlying asset. The Group has adopted IFRS 16 using the modified retrospective method with the date of initial application of 1 January 2019.Under this method, the standard has been applied retrospectively with the cumulative effect of initial adoption recognised as an adjustment to the opening balance of retained profits at 1 January 2019, and the comparative information for 2018 was not restated and continued to be reported under IAS 17 and related interpretations. 131

Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2019 2.2 Changes in Accounting Policies and Disclosures (continued) (a) (continued) New definition of a lease Under IFRS 16, a contract is, or contains, a lease if the contract conveys a right to control the use of an identified asset for a period of time in exchange for consideration. Control is conveyed where the customer has both the right to obtain substantially all of the economic benefits from use of the identified asset and the right to direct the use of the identified asset. The Group elected to use the transition practical expedient allowing the standard to be applied only to contracts that were previously identified as leases applying IAS 17 and IFRIC 4 at the date of initial application. Contracts that were not identified as leases under IAS 17 and IFRIC 4 were not reassessed. Therefore, the definition of a lease under IFRS 16 has been applied only to contracts entered into or changed on or after 1 January 2019. As a lessee — Leases previously classified as operating leases Nature of the effect of adoption of IFRS 16 The Group has lease contracts for various items of aircraft, engines, buildings and other equipment. As a lessee, the Group previously classified leases as either finance leases or operating leases based on the assessment of whether the lease transferred substantially all the rewards and risks of ownership of assets to the Group. Under IFRS 16, the Group applies a single approach to recognise and measure right-of-use assets and lease liabilities for all leases, except for two elective exemptions for leases of low-value assets (elected on a lease-by-lease basis) and leases with a lease term of 12 months or less (“short-term leases”) (elected by class of underlying asset). Instead of recognising rental expenses under operating leases on a straight-line basis over the lease term commencing from 1 January 2019, the Group recognises depreciation (and impairment, if any) of the right-of-use assets and interest accrued on the outstanding lease liabilities (as finance costs). Impact on transition Lease liabilities at 1 January 2019 were recognised based on the present value of the remaining lease payments, discounted using the incremental borrowing rate at 1 January 2019 and included in lease liabilities. For aircraft and engine leases, the right-of-use assets amounting to RMB32,001 million were recognised based on the carrying amount as if the standard had always been applied, except for the incremental borrowing rate where the Group applied the incremental borrowing rate at 1 January 2019. For the other leases, the right-of-use assets were measured at the amount of the lease liability, adjusted by the amount of any prepaid or accrued lease payments relating to the lease recognised in the statement of financial position immediately before 1 January 2019. All these assets were assessed for any impairment based on IAS 36 on that date. The Group elected to present the right- of-use assets separately in the statement of financial position. This includes the lease assets recognised previously under finance leases of RMB94,416 million that were reclassified from property, plant and equipment. The Group has used the following elective practical expedients when applying IFRS 16 at 1 January 2019: • Applying the short-term lease exemptions to leases with a lease term that ends within 12 months from the date of initial application; • Using hindsight in determining the lease term where the contract contains options to extend/terminate the lease; • Applying a single discount rate to a portfolio of leases with reasonably similar characteristics; China Eastern Airlines Corporation Limited 2019 Annual Report 132Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2019 2.2 Changes in Accounting Policies and Disclosures (continued) (a) (continued) New definition of a lease Under IFRS 16, a contract is, or contains, a lease if the contract conveys a right to control the use of an identified asset for a period of time in exchange for consideration. Control is conveyed where the customer has both the right to obtain substantially all of the economic benefits from use of the identified asset and the right to direct the use of the identified asset. The Group elected to use the transition practical expedient allowing the standard to be applied only to contracts that were previously identified as leases applying IAS 17 and IFRIC 4 at the date of initial application. Contracts that were not identified as leases under IAS 17 and IFRIC 4 were not reassessed. Therefore, the definition of a lease under IFRS 16 has been applied only to contracts entered into or changed on or after 1 January 2019. As a lessee — Leases previously classified as operating leases Nature of the effect of adoption of IFRS 16 The Group has lease contracts for various items of aircraft, engines, buildings and other equipment. As a lessee, the Group previously classified leases as either finance leases or operating leases based on the assessment of whether the lease transferred substantially all the rewards and risks of ownership of assets to the Group. Under IFRS 16, the Group applies a single approach to recognise and measure right-of-use assets and lease liabilities for all leases, except for two elective exemptions for leases of low-value assets (elected on a lease-by-lease basis) and leases with a lease term of 12 months or less (“short-term leases”) (elected by class of underlying asset). Instead of recognising rental expenses under operating leases on a straight-line basis over the lease term commencing from 1 January 2019, the Group recognises depreciation (and impairment, if any) of the right-of-use assets and interest accrued on the outstanding lease liabilities (as finance costs). Impact on transition Lease liabilities at 1 January 2019 were recognised based on the present value of the remaining lease payments, discounted using the incremental borrowing rate at 1 January 2019 and included in lease liabilities. For aircraft and engine leases, the right-of-use assets amounting to RMB32,001 million were recognised based on the carrying amount as if the standard had always been applied, except for the incremental borrowing rate where the Group applied the incremental borrowing rate at 1 January 2019. For the other leases, the right-of-use assets were measured at the amount of the lease liability, adjusted by the amount of any prepaid or accrued lease payments relating to the lease recognised in the statement of financial position immediately before 1 January 2019. All these assets were assessed for any impairment based on IAS 36 on that date. The Group elected to present the right- of-use assets separately in the statement of financial position. This includes the lease assets recognised previously under finance leases of RMB94,416 million that were reclassified from property, plant and equipment. The Group has used the following elective practical expedients when applying IFRS 16 at 1 January 2019: • Applying the short-term lease exemptions to leases with a lease term that ends within 12 months from the date of initial application; • Using hindsight in determining the lease term where the contract contains options to extend/terminate the lease; • Applying a single discount rate to a portfolio of leases with reasonably similar characteristics; China Eastern Airlines Corporation Limited 2019 Annual Report 132

Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2019 2.2 Changes in Accounting Policies and Disclosures (continued) (a) (continued) As a lessee — Leases previously classified as operating leases (continued) Impact on transition (continued) • Relying on the entity’s assessment of whether leases were onerous by applying IAS 37 immediately before 1 January 2019 as an alternative to performing an impairment review; • Excluding initial direct costs from the measurement of the right-of-use asset at the date of initial application. As a lessee — Leases previously classified as finance leases The Group did not change the initial carrying amounts of recognised assets and liabilities at the date of initial application for leases previously classified as finance leases. Accordingly, the carrying amounts of the right-of-use assets and the lease liabilities at 1 January 2019 were the carrying amounts of the recognised assets and liabilities measured under IAS 17. Financial impact at 1 January 2019 The impacts arising from the adoption of IFRS 16 at 1 January 2019 was as follows: Increase/ (decrease) RMB million Assets Increase in right-of-use assets 128,312 Decrease in property, plant and equipment (94,416) Decrease in prepayments for land use rights (1,387) Decrease in prepayments and other receivables (403) Increase in deferred tax assets 470 Increase in total assets 32,576 Liabilities Increase in lease liabilities 109,306 Increase in provision for lease return costs for aircraft and engines 3,654 Decrease in obligations under finance leases (77,427) Decrease in other long-term liabilities (1,115) Decrease in deferred tax liabilities (84) Increase in total liabilities 34,334 Decrease in retained profits (1,595) Decrease in non-controlling interests (163) 133Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2019 2.2 Changes in Accounting Policies and Disclosures (continued) (a) (continued) As a lessee — Leases previously classified as operating leases (continued) Impact on transition (continued) • Relying on the entity’s assessment of whether leases were onerous by applying IAS 37 immediately before 1 January 2019 as an alternative to performing an impairment review; • Excluding initial direct costs from the measurement of the right-of-use asset at the date of initial application. As a lessee — Leases previously classified as finance leases The Group did not change the initial carrying amounts of recognised assets and liabilities at the date of initial application for leases previously classified as finance leases. Accordingly, the carrying amounts of the right-of-use assets and the lease liabilities at 1 January 2019 were the carrying amounts of the recognised assets and liabilities measured under IAS 17. Financial impact at 1 January 2019 The impacts arising from the adoption of IFRS 16 at 1 January 2019 was as follows: Increase/ (decrease) RMB million Assets Increase in right-of-use assets 128,312 Decrease in property, plant and equipment (94,416) Decrease in prepayments for land use rights (1,387) Decrease in prepayments and other receivables (403) Increase in deferred tax assets 470 Increase in total assets 32,576 Liabilities Increase in lease liabilities 109,306 Increase in provision for lease return costs for aircraft and engines 3,654 Decrease in obligations under finance leases (77,427) Decrease in other long-term liabilities (1,115) Decrease in deferred tax liabilities (84) Increase in total liabilities 34,334 Decrease in retained profits (1,595) Decrease in non-controlling interests (163) 133

Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2019 2.2 Changes in Accounting Policies and Disclosures (continued) (a) (continued) Financial impact at 1 January 2019 (continued) The lease liabilities as at 1 January 2019 reconciled to the operating lease commitments as at 31 December 2018 are as follows: RMB million Operating lease commitments as at 31 December 2018 37,278 Less: Commitments relating to short-term leases and those leases with (206) a remaining lease term ended on or before 31 December 2019 Commitments relating to leases of low-value assets (1) 37,071 Weighted average incremental borrowing rate as at 1 January 2019 4.09% Discounted operating lease commitments as at 1 January 2019 31,879 Add: Obligations under finance leases recognised as at 31 December 2018 77,427 Lease liabilities as at 1 January 2019 109,306 (b) IFRIC 23 addresses the accounting for income taxes (current and deferred) when tax treatments involve uncertainty that affects the application of IAS 12 (often referred to as “uncertain tax positions”). The interpretation does not apply to taxes or levies outside the scope of IAS 12, nor does it specifically include requirements relating to interest and penalties associated with uncertain tax treatments. The interpretation specifically addresses (i) whether an entity considers uncertain tax treatments separately; (ii) the assumptions an entity makes about the examination of tax treatments by taxation authorities; (iii) how an entity determines taxable profits or tax losses, tax bases, unused tax losses, unused tax credits and tax rates; and (iv) how an entity considers changes in facts and circumstances. Upon adoption of the interpretation, the Group considered whether it has any uncertain tax positions arising from the transfer pricing on its intergroup sales. Based on the Group’s tax compliance and transfer pricing study, the Group determined that it is probable that its transfer pricing policy will be accepted by the tax authorities. Accordingly, the interpretation did not have any impact on the financial position or performance of the Group. China Eastern Airlines Corporation Limited 2019 Annual Report 134Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2019 2.2 Changes in Accounting Policies and Disclosures (continued) (a) (continued) Financial impact at 1 January 2019 (continued) The lease liabilities as at 1 January 2019 reconciled to the operating lease commitments as at 31 December 2018 are as follows: RMB million Operating lease commitments as at 31 December 2018 37,278 Less: Commitments relating to short-term leases and those leases with (206) a remaining lease term ended on or before 31 December 2019 Commitments relating to leases of low-value assets (1) 37,071 Weighted average incremental borrowing rate as at 1 January 2019 4.09% Discounted operating lease commitments as at 1 January 2019 31,879 Add: Obligations under finance leases recognised as at 31 December 2018 77,427 Lease liabilities as at 1 January 2019 109,306 (b) IFRIC 23 addresses the accounting for income taxes (current and deferred) when tax treatments involve uncertainty that affects the application of IAS 12 (often referred to as “uncertain tax positions”). The interpretation does not apply to taxes or levies outside the scope of IAS 12, nor does it specifically include requirements relating to interest and penalties associated with uncertain tax treatments. The interpretation specifically addresses (i) whether an entity considers uncertain tax treatments separately; (ii) the assumptions an entity makes about the examination of tax treatments by taxation authorities; (iii) how an entity determines taxable profits or tax losses, tax bases, unused tax losses, unused tax credits and tax rates; and (iv) how an entity considers changes in facts and circumstances. Upon adoption of the interpretation, the Group considered whether it has any uncertain tax positions arising from the transfer pricing on its intergroup sales. Based on the Group’s tax compliance and transfer pricing study, the Group determined that it is probable that its transfer pricing policy will be accepted by the tax authorities. Accordingly, the interpretation did not have any impact on the financial position or performance of the Group. China Eastern Airlines Corporation Limited 2019 Annual Report 134

Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2019 2.3 Issued but not yet Effective International Financial Reporting Standards The Group has not applied the following new and revised IFRSs, that have been issued but are not yet effective, in these financial statements. 1 Amendments to IFRS 3 Definition of a Business 1 Amendments to IFRS 9, IAS 39 and IFRS 7 Interest Rate Benchmark Reform Amendments to IFRS 10 and IAS 28 Sale or Contribution of Assets between an Investor and its Associate 3 or Joint Venture 2 IFRS 17 Insurance Contracts 1 Amendments to IAS 1 and IAS 8 Definition of Material 1 Effective for annual periods beginning on or after 1 January 2020 2 Effective for annual periods beginning on or after 1 January 2021 3 No mandatory effective date yet determined but available for adoption Further information about these IFRSs that are expected to be applicable to the Group is described below: Amendments to IFRS 3 clarify and provide additional guidance on the definition of a business. The amendments clarify that for an integrated set of activities and assets to be considered a business, it must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create output. A business can exist without including all of the inputs and processes needed to create outputs. The amendments remove the assessment of whether market participants are capable of acquiring the business and continue to produce outputs. Instead, the focus is on whether acquired inputs and acquired substantive processes together significantly contribute to the ability to create outputs. The amendments have also narrowed the definition of outputs to focus on goods or services provided to customers, investment income or other income from ordinary activities. Furthermore, the amendments provide guidance to assess whether an acquired process is substantive and introduce an optional fair value concentration test to permit a simplified assessment of whether an acquired set of activities and assets is not a business. The Group expects to adopt the amendments prospectively from 1 January 2020. Since the amendments apply prospectively to transactions or other events that occur on or after the date of first application, the Group will not be affected by these amendments on the date of transition. Amendments to IFRS 9, IAS 39 and IFRS 7 address the effects of interbank offered rate reform on financial reporting. The amendments provide temporary reliefs which enable hedge accounting to continue during the period of uncertainty before the replacement of an existing interest rate benchmark. In addition, the amendments require companies to provide additional information to investors about their hedging relationships which are directly affected by these uncertainties. The amendments are effective for annual periods beginning on or after 1 January 2020. Early application is permitted. The amendments are not expected to have any significant impact on the Group’s financial statements. Amendments to IFRS 10 and IAS 28 address an inconsistency between the requirements in IFRS 10 and in IAS 28 in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The amendments require a full recognition of a gain or loss when the sale or contribution of assets between an investor and its associate or joint venture constitutes a business. For a transaction involving assets that do not constitute a business, a gain or loss resulting from the transaction is recognised in the investor’s profit or loss only to the extent of the unrelated investor’s interest in that associate or joint venture. The amendments are to be applied prospectively. The IASB has deferred the effective date of these amendments indefinitely, but an entity that early adopts the amendments must apply them prospectively. The Group will apply these amendments when they become effective. 135Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2019 2.3 Issued but not yet Effective International Financial Reporting Standards The Group has not applied the following new and revised IFRSs, that have been issued but are not yet effective, in these financial statements. 1 Amendments to IFRS 3 Definition of a Business 1 Amendments to IFRS 9, IAS 39 and IFRS 7 Interest Rate Benchmark Reform Amendments to IFRS 10 and IAS 28 Sale or Contribution of Assets between an Investor and its Associate 3 or Joint Venture 2 IFRS 17 Insurance Contracts 1 Amendments to IAS 1 and IAS 8 Definition of Material 1 Effective for annual periods beginning on or after 1 January 2020 2 Effective for annual periods beginning on or after 1 January 2021 3 No mandatory effective date yet determined but available for adoption Further information about these IFRSs that are expected to be applicable to the Group is described below: Amendments to IFRS 3 clarify and provide additional guidance on the definition of a business. The amendments clarify that for an integrated set of activities and assets to be considered a business, it must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create output. A business can exist without including all of the inputs and processes needed to create outputs. The amendments remove the assessment of whether market participants are capable of acquiring the business and continue to produce outputs. Instead, the focus is on whether acquired inputs and acquired substantive processes together significantly contribute to the ability to create outputs. The amendments have also narrowed the definition of outputs to focus on goods or services provided to customers, investment income or other income from ordinary activities. Furthermore, the amendments provide guidance to assess whether an acquired process is substantive and introduce an optional fair value concentration test to permit a simplified assessment of whether an acquired set of activities and assets is not a business. The Group expects to adopt the amendments prospectively from 1 January 2020. Since the amendments apply prospectively to transactions or other events that occur on or after the date of first application, the Group will not be affected by these amendments on the date of transition. Amendments to IFRS 9, IAS 39 and IFRS 7 address the effects of interbank offered rate reform on financial reporting. The amendments provide temporary reliefs which enable hedge accounting to continue during the period of uncertainty before the replacement of an existing interest rate benchmark. In addition, the amendments require companies to provide additional information to investors about their hedging relationships which are directly affected by these uncertainties. The amendments are effective for annual periods beginning on or after 1 January 2020. Early application is permitted. The amendments are not expected to have any significant impact on the Group’s financial statements. Amendments to IFRS 10 and IAS 28 address an inconsistency between the requirements in IFRS 10 and in IAS 28 in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The amendments require a full recognition of a gain or loss when the sale or contribution of assets between an investor and its associate or joint venture constitutes a business. For a transaction involving assets that do not constitute a business, a gain or loss resulting from the transaction is recognised in the investor’s profit or loss only to the extent of the unrelated investor’s interest in that associate or joint venture. The amendments are to be applied prospectively. The IASB has deferred the effective date of these amendments indefinitely, but an entity that early adopts the amendments must apply them prospectively. The Group will apply these amendments when they become effective. 135

Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2019 2.3 Issued but not yet Effective International Financial Reporting Standards (continued) Amendments to IAS 1 and IAS 8 provide a new definition of material. The new definition states that information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements. The amendments clarify that materiality will depend on the nature or magnitude of information. A misstatement of information is material if it could reasonably be expected to influence decisions made by the primary users. The Group expects to adopt the amendments prospectively from 1 January 2020. The amendments are not expected to have any significant impact on the Group’s financial statements. 2.4 Summary of Significant Accounting Policies Segmental reporting Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision- maker (“CODM”). The CODM, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the office of the General Manager that makes strategic decisions. Investments in associates and joint ventures An associate is an entity in which the Group has a long-term interest of generally not less than 20% of the equity voting rights and over which it is in a position to exercise significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee, but is not control or joint control over those policies. A joint venture is a type of joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint venture. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control. The Group’s investments in associates and joint ventures are stated in the consolidated statement of financial position at the Group’s share of net assets under the equity method of accounting, less any impairment losses. The Group’s share of the post-acquisition results and other comprehensive income of associates and joint ventures is included in the consolidated statement of profit or loss and other comprehensive income. In addition, when there has been a change recognised directly in the equity of the associate or joint venture, the Group recognises its share of any changes, when applicable, in the consolidated statement of changes in equity. Unrealised gains and losses resulting from transactions between the Group and its associates or joint ventures are eliminated to the extent of the Group’s investments in the associates or joint ventures, except where unrealised losses provide evidence of an impairment of the asset transferred. Goodwill arising from the acquisition of associates or joint ventures is included as part of the Group’s investments in associates or joint ventures. If an investment in an associate becomes an investment in a joint venture or vice versa, the retained interest is not remeasured. Instead, the investment continues to be accounted for under the equity method. In all other cases, upon loss of significant influence over the associate or joint control over the joint venture, the Group measures and recognises any retained investment at its fair value. Any difference between the carrying amount of the associate or joint venture upon loss of significant influence or joint control and the fair value of the retained investment and proceeds from disposal is recognised in profit or loss. When an investment in an associate or a joint venture is classified as held for sale, it is accounted for in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations. China Eastern Airlines Corporation Limited 2019 Annual Report 136Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2019 2.3 Issued but not yet Effective International Financial Reporting Standards (continued) Amendments to IAS 1 and IAS 8 provide a new definition of material. The new definition states that information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements. The amendments clarify that materiality will depend on the nature or magnitude of information. A misstatement of information is material if it could reasonably be expected to influence decisions made by the primary users. The Group expects to adopt the amendments prospectively from 1 January 2020. The amendments are not expected to have any significant impact on the Group’s financial statements. 2.4 Summary of Significant Accounting Policies Segmental reporting Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision- maker (“CODM”). The CODM, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the office of the General Manager that makes strategic decisions. Investments in associates and joint ventures An associate is an entity in which the Group has a long-term interest of generally not less than 20% of the equity voting rights and over which it is in a position to exercise significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee, but is not control or joint control over those policies. A joint venture is a type of joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint venture. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control. The Group’s investments in associates and joint ventures are stated in the consolidated statement of financial position at the Group’s share of net assets under the equity method of accounting, less any impairment losses. The Group’s share of the post-acquisition results and other comprehensive income of associates and joint ventures is included in the consolidated statement of profit or loss and other comprehensive income. In addition, when there has been a change recognised directly in the equity of the associate or joint venture, the Group recognises its share of any changes, when applicable, in the consolidated statement of changes in equity. Unrealised gains and losses resulting from transactions between the Group and its associates or joint ventures are eliminated to the extent of the Group’s investments in the associates or joint ventures, except where unrealised losses provide evidence of an impairment of the asset transferred. Goodwill arising from the acquisition of associates or joint ventures is included as part of the Group’s investments in associates or joint ventures. If an investment in an associate becomes an investment in a joint venture or vice versa, the retained interest is not remeasured. Instead, the investment continues to be accounted for under the equity method. In all other cases, upon loss of significant influence over the associate or joint control over the joint venture, the Group measures and recognises any retained investment at its fair value. Any difference between the carrying amount of the associate or joint venture upon loss of significant influence or joint control and the fair value of the retained investment and proceeds from disposal is recognised in profit or loss. When an investment in an associate or a joint venture is classified as held for sale, it is accounted for in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations. China Eastern Airlines Corporation Limited 2019 Annual Report 136

Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2019 2.4 Summary of Significant Accounting Policies (continued) Foreign currencies (i) Functional currency Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The financial statements are presented in “RMB”, which is the Company’s functional currency. (ii) Transactions and balances Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in profit or loss, except when deferred in other comprehensive income as qualifying cash flow hedges or qualifying net investment hedges. Foreign exchange gains and losses that relate to borrowings and cash and cash equivalents are presented in profit or loss within “finance income” or “finance costs”. Revenue recognition Revenue from contracts with customers Revenue from contracts with customers is recognised when control of goods or services is transferred to the customers at an amount that reflects the consideration to which the Group expects to be entitled in exchange for those goods or services. When the consideration in a contract includes a variable amount, the amount of consideration is estimated to which the Group will be entitled in exchange for transferring the goods or services to the customer. The variable consideration is estimated at contract inception and constrained until it is highly probable that a significant revenue reversal in the amount of cumulative revenue recognised will not occur when the associated uncertainty with the variable consideration is subsequently resolved. When the contract contains a financing component which provides the customer with a significant benefit of financing the transfer of goods or services to the customer for more than one year, revenue is measured at the present value of the amount receivable, discounted using the discount rate that would be reflected in a separate financing transaction between the Group and the customer at contract inception. When the contract contains a financing component which provides the Group with a significant financial benefit for more than one year, revenue recognised under the contract includes the interest expense accreted on the contract liability under the effective interest method. For a contract where the period between the payment by the customer and the transfer of the promised goods or services is one year or less, the transaction price is not adjusted for the effects of a significant financing component, using the practical expedient in IFRS 15. (a) Passenger, cargo and mail revenues are recognised as traffic revenue when the transportation is provided or when ticket breakage occurs. The value of sold but unused tickets is included in contract liabilities as sales in advance of carriage (“SIAC”). The Group estimates the value of passenger ticket breakage based on historical trends and experience and recognises revenue at the scheduled flight date. (b) Revenues from the provision of ground services, tour services, ticket cancellation services and other travel related services are recognised when the services are rendered. (c) Commission income represents amounts earned from other carriers in respect of sales made by the Group on their behalf, and is recognised upon ticket sales. 137Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2019 2.4 Summary of Significant Accounting Policies (continued) Foreign currencies (i) Functional currency Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The financial statements are presented in “RMB”, which is the Company’s functional currency. (ii) Transactions and balances Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in profit or loss, except when deferred in other comprehensive income as qualifying cash flow hedges or qualifying net investment hedges. Foreign exchange gains and losses that relate to borrowings and cash and cash equivalents are presented in profit or loss within “finance income” or “finance costs”. Revenue recognition Revenue from contracts with customers Revenue from contracts with customers is recognised when control of goods or services is transferred to the customers at an amount that reflects the consideration to which the Group expects to be entitled in exchange for those goods or services. When the consideration in a contract includes a variable amount, the amount of consideration is estimated to which the Group will be entitled in exchange for transferring the goods or services to the customer. The variable consideration is estimated at contract inception and constrained until it is highly probable that a significant revenue reversal in the amount of cumulative revenue recognised will not occur when the associated uncertainty with the variable consideration is subsequently resolved. When the contract contains a financing component which provides the customer with a significant benefit of financing the transfer of goods or services to the customer for more than one year, revenue is measured at the present value of the amount receivable, discounted using the discount rate that would be reflected in a separate financing transaction between the Group and the customer at contract inception. When the contract contains a financing component which provides the Group with a significant financial benefit for more than one year, revenue recognised under the contract includes the interest expense accreted on the contract liability under the effective interest method. For a contract where the period between the payment by the customer and the transfer of the promised goods or services is one year or less, the transaction price is not adjusted for the effects of a significant financing component, using the practical expedient in IFRS 15. (a) Passenger, cargo and mail revenues are recognised as traffic revenue when the transportation is provided or when ticket breakage occurs. The value of sold but unused tickets is included in contract liabilities as sales in advance of carriage (“SIAC”). The Group estimates the value of passenger ticket breakage based on historical trends and experience and recognises revenue at the scheduled flight date. (b) Revenues from the provision of ground services, tour services, ticket cancellation services and other travel related services are recognised when the services are rendered. (c) Commission income represents amounts earned from other carriers in respect of sales made by the Group on their behalf, and is recognised upon ticket sales. 137

Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2019 2.4 Summary of Significant Accounting Policies (continued) Revenue recognition (continued) Revenue from contracts with customers (continued) (d) The Group operates a frequent flyer program called “Eastern Miles” that issues mileage points to program members based on accumulated mileage. The Group defers a portion of passenger revenue attributable to the mileage points issued based on the relative stand-alone selling price approach and recognises revenue when the mileage points are redeemed and performance obligations are fulfilled or the mileage points expire unused. The stand-alone selling price of the mileage points was estimated based on the historical prices of equivalent flights and goods provided for mileage points redeemed and was adjusted for mileage points that are not expected to be redeemed (“mileage points breakage”). (e) Revenue from the sale of goods is recognised at the point in time when control of the asset is transferred to the customer. Revenue from other sources Rental income is recognised on a time proportion basis over the lease terms. Variable lease payments that do not depend on an index or a rate are recognised as income in the accounting period in which they are incurred. Other income Interest income is recognised on an accrual basis using the effective interest method by applying the rate that exactly discounts the estimated future cash receipts over the expected life of the financial instrument or a shorter period, when appropriate, to the net carrying amount of the financial asset. Dividend income is recognised when the shareholders’ right to receive payment has been established, it is probable that the economic benefits associated with the dividend will flow to the Group and the amount of the dividend can be measured reliably. Contract liabilities A contract liability is recognised when a payment is received or a payment is due (whichever is earlier) from a customer before the Group transfers the related goods or services. Contract liabilities are recognised as revenue when the Group performs under the contract (i.e., transfers control of the related goods or services to the customer). Government grants Grants from the government are recognised at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions. When the grant relates to an expense item, it is recognised as income on a systematic basis over the periods that the costs, which it is intended to compensate are expensed. Where the grant relates to an asset, the fair value is credited to a deferred income account and is released to profit or loss over the expected useful life of the relevant asset by equal annual instalments. Maintenance and overhaul costs Overhaul costs that meet specific recognition criteria are capitalised as a component of property, plant and equipment or right-of- use assets and are depreciated over the appropriate maintenance cycles. Certain lease arrangements contain provisions that the Group has obligations to fulﬁl certain return conditions at the end of lease term. The Group estimated lease return costs for aircraft and engines and recognised such costs as part of the right-of-use asset and are depreciated during the lease term. (applicable from 1 January 2019) Provision for the estimated lease return costs for aircraft and engines is made on a straight-line basis over the lease term. (applicable before 1 January 2019) All other repairs and maintenance costs are charged to profit or loss as and when incurred. China Eastern Airlines Corporation Limited 2019 Annual Report 138Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2019 2.4 Summary of Significant Accounting Policies (continued) Revenue recognition (continued) Revenue from contracts with customers (continued) (d) The Group operates a frequent flyer program called “Eastern Miles” that issues mileage points to program members based on accumulated mileage. The Group defers a portion of passenger revenue attributable to the mileage points issued based on the relative stand-alone selling price approach and recognises revenue when the mileage points are redeemed and performance obligations are fulfilled or the mileage points expire unused. The stand-alone selling price of the mileage points was estimated based on the historical prices of equivalent flights and goods provided for mileage points redeemed and was adjusted for mileage points that are not expected to be redeemed (“mileage points breakage”). (e) Revenue from the sale of goods is recognised at the point in time when control of the asset is transferred to the customer. Revenue from other sources Rental income is recognised on a time proportion basis over the lease terms. Variable lease payments that do not depend on an index or a rate are recognised as income in the accounting period in which they are incurred. Other income Interest income is recognised on an accrual basis using the effective interest method by applying the rate that exactly discounts the estimated future cash receipts over the expected life of the financial instrument or a shorter period, when appropriate, to the net carrying amount of the financial asset. Dividend income is recognised when the shareholders’ right to receive payment has been established, it is probable that the economic benefits associated with the dividend will flow to the Group and the amount of the dividend can be measured reliably. Contract liabilities A contract liability is recognised when a payment is received or a payment is due (whichever is earlier) from a customer before the Group transfers the related goods or services. Contract liabilities are recognised as revenue when the Group performs under the contract (i.e., transfers control of the related goods or services to the customer). Government grants Grants from the government are recognised at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions. When the grant relates to an expense item, it is recognised as income on a systematic basis over the periods that the costs, which it is intended to compensate are expensed. Where the grant relates to an asset, the fair value is credited to a deferred income account and is released to profit or loss over the expected useful life of the relevant asset by equal annual instalments. Maintenance and overhaul costs Overhaul costs that meet specific recognition criteria are capitalised as a component of property, plant and equipment or right-of- use assets and are depreciated over the appropriate maintenance cycles. Certain lease arrangements contain provisions that the Group has obligations to fulﬁl certain return conditions at the end of lease term. The Group estimated lease return costs for aircraft and engines and recognised such costs as part of the right-of-use asset and are depreciated during the lease term. (applicable from 1 January 2019) Provision for the estimated lease return costs for aircraft and engines is made on a straight-line basis over the lease term. (applicable before 1 January 2019) All other repairs and maintenance costs are charged to profit or loss as and when incurred. China Eastern Airlines Corporation Limited 2019 Annual Report 138

Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2019 2.4 Summary of Significant Accounting Policies (continued) Borrowing costs Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, i.e., assets that necessarily take a substantial period of time to get ready for their intended use or sale, are capitalised as part of the cost of those assets. The capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs capitalised. All other borrowing costs are expensed in the period in which they are incurred. Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds. Income tax Income tax comprises current and deferred tax. Income tax relating to items recognised outside profit or loss is recognised outside profit or loss, either in other comprehensive income or directly in equity. Current tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period, taking into consideration interpretations and practices prevailing in the countries in which the Group operates. Deferred tax is provided, using the liability method, on all temporary differences at the end of the reporting period between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred tax liabilities are recognised for all taxable temporary differences, except: • when the deferred tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and • in respect of taxable temporary differences associated with investments in subsidiaries, associates and joint ventures, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future. Deferred tax assets are recognised for all deductible temporary differences, and the carryforward of unused tax credits and any unused tax losses. Deferred tax assets are recognised to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, the carryforward of unused tax credits and unused tax losses can be utilised, except: • when the deferred tax asset relating to the deductible temporary differences arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and • in respect of deductible temporary differences associated with investments in subsidiaries, associates and joint ventures, deferred tax assets are only recognised to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised. The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised. Unrecognised deferred tax assets are reassessed at the end of each reporting period and are recognised to the extent that it has become probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be recovered. 139Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2019 2.4 Summary of Significant Accounting Policies (continued) Borrowing costs Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, i.e., assets that necessarily take a substantial period of time to get ready for their intended use or sale, are capitalised as part of the cost of those assets. The capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs capitalised. All other borrowing costs are expensed in the period in which they are incurred. Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds. Income tax Income tax comprises current and deferred tax. Income tax relating to items recognised outside profit or loss is recognised outside profit or loss, either in other comprehensive income or directly in equity. Current tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period, taking into consideration interpretations and practices prevailing in the countries in which the Group operates. Deferred tax is provided, using the liability method, on all temporary differences at the end of the reporting period between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred tax liabilities are recognised for all taxable temporary differences, except: • when the deferred tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and • in respect of taxable temporary differences associated with investments in subsidiaries, associates and joint ventures, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future. Deferred tax assets are recognised for all deductible temporary differences, and the carryforward of unused tax credits and any unused tax losses. Deferred tax assets are recognised to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, the carryforward of unused tax credits and unused tax losses can be utilised, except: • when the deferred tax asset relating to the deductible temporary differences arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and • in respect of deductible temporary differences associated with investments in subsidiaries, associates and joint ventures, deferred tax assets are only recognised to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised. The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised. Unrecognised deferred tax assets are reassessed at the end of each reporting period and are recognised to the extent that it has become probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be recovered. 139

Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2019 2.4 Summary of Significant Accounting Policies (continued) Income tax (continued) Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. Deferred tax assets and deferred tax liabilities are offset if and only if the Group has a legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realise the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered. Business combinations and goodwill Business combinations not under common control are accounted for using the acquisition method. The consideration transferred is measured at the acquisition date fair value which is the sum of the acquisition date fair values of assets transferred by the Group, liabilities assumed by the Group to the former owners of the acquiree and the equity interests issued by the Group in exchange for control of the acquiree. For each business combination, the Group elects whether to measure the non-controlling interests in the acquiree that are present ownership interests and entitle their holders to a proportionate share of net assets in the event of liquidation at fair value or at the proportionate share of the acquiree’s identifiable net assets. All other components of non-controlling interests are measured at fair value. Acquisition-related costs are expensed as incurred. When the Group acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date. This includes the separation of embedded derivatives in host contracts of the acquiree. If the business combination is achieved in stages, the previously held equity interest is remeasured at its acquisition date fair value and any resulting gain or loss is recognised in profit or loss. Any contingent consideration to be transferred by the acquirer is recognised at fair value at the acquisition date. Contingent consideration classified as an asset or liability is measured at fair value with changes in fair value recognised in profit or loss. Contingent consideration that is classified as equity is not remeasured and subsequent settlement is accounted for within equity. Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred, the amount recognised for non-controlling interests and any fair value of the Group’s previously held equity interests in the acquiree over the identifiable net assets acquired and liabilities assumed. If the sum of this consideration and other items is lower than the fair value of the net assets acquired, the difference is, after reassessment, recognised in profit or loss as a gain on bargain purchase. After initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. The Group performs its annual impairment test of goodwill as at 31 December. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group’s cash-generating units, or groups of cash- generating units, that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Group are assigned to those units or groups of units. China Eastern Airlines Corporation Limited 2019 Annual Report 140Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2019 2.4 Summary of Significant Accounting Policies (continued) Income tax (continued) Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. Deferred tax assets and deferred tax liabilities are offset if and only if the Group has a legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realise the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered. Business combinations and goodwill Business combinations not under common control are accounted for using the acquisition method. The consideration transferred is measured at the acquisition date fair value which is the sum of the acquisition date fair values of assets transferred by the Group, liabilities assumed by the Group to the former owners of the acquiree and the equity interests issued by the Group in exchange for control of the acquiree. For each business combination, the Group elects whether to measure the non-controlling interests in the acquiree that are present ownership interests and entitle their holders to a proportionate share of net assets in the event of liquidation at fair value or at the proportionate share of the acquiree’s identifiable net assets. All other components of non-controlling interests are measured at fair value. Acquisition-related costs are expensed as incurred. When the Group acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date. This includes the separation of embedded derivatives in host contracts of the acquiree. If the business combination is achieved in stages, the previously held equity interest is remeasured at its acquisition date fair value and any resulting gain or loss is recognised in profit or loss. Any contingent consideration to be transferred by the acquirer is recognised at fair value at the acquisition date. Contingent consideration classified as an asset or liability is measured at fair value with changes in fair value recognised in profit or loss. Contingent consideration that is classified as equity is not remeasured and subsequent settlement is accounted for within equity. Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred, the amount recognised for non-controlling interests and any fair value of the Group’s previously held equity interests in the acquiree over the identifiable net assets acquired and liabilities assumed. If the sum of this consideration and other items is lower than the fair value of the net assets acquired, the difference is, after reassessment, recognised in profit or loss as a gain on bargain purchase. After initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. The Group performs its annual impairment test of goodwill as at 31 December. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group’s cash-generating units, or groups of cash- generating units, that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Group are assigned to those units or groups of units. China Eastern Airlines Corporation Limited 2019 Annual Report 140

Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2019 2.4 Summary of Significant Accounting Policies (continued) Business combinations and goodwill (continued) Impairment is determined by assessing the recoverable amount of the cash-generating unit (group of cash-generating units) to which the goodwill relates. Where the recoverable amount of the cash-generating unit (group of cash-generating units) is less than the carrying amount, an impairment loss is recognised. An impairment loss recognised for goodwill is not reversed in a subsequent period. Where goodwill has been allocated to a cash-generating unit (or group of cash-generating units) and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on the disposal. Goodwill disposed of in these circumstances is measured based on the relative value of the operation disposed of and the portion of the cash-generating unit retained. Intangible assets (other than goodwill) (i) Computer software costs Acquired computer software licences are capitalised on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortised using the straight-line method over their estimated useful lives of 5 years. Costs associated with developing or maintaining computer software programs are recognised as expenses when incurred. (ii) Others Others relate to the capitalised costs incurred to acquire the use right of certain flight schedules (i.e. timeslots for flights’ taking off/landing) in Guangzhou Baiyun International Airport Co., Ltd. and Shanghai Pudong International Airport, respectively. These costs are amortised using the straight-line method over their useful lives of 3 years. Deferred pilot recruitment costs Deferred pilot recruitment costs represent the costs borne by the Group in connection with securing a certain minimum period of employment of pilots and are amortised on a straight-line basis over the anticipated beneficial period of 5 years, starting from the date the pilot joins the Group. Related parties A party is considered to be related to the Group if: (a) the party is a person or a close member of that person’s family and that person: (i) has control or joint control over the Group; (ii) has significant influence over the Group; or (iii) is a member of the key management personnel of the Group or of a parent of the Group; or 141Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2019 2.4 Summary of Significant Accounting Policies (continued) Business combinations and goodwill (continued) Impairment is determined by assessing the recoverable amount of the cash-generating unit (group of cash-generating units) to which the goodwill relates. Where the recoverable amount of the cash-generating unit (group of cash-generating units) is less than the carrying amount, an impairment loss is recognised. An impairment loss recognised for goodwill is not reversed in a subsequent period. Where goodwill has been allocated to a cash-generating unit (or group of cash-generating units) and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on the disposal. Goodwill disposed of in these circumstances is measured based on the relative value of the operation disposed of and the portion of the cash-generating unit retained. Intangible assets (other than goodwill) (i) Computer software costs Acquired computer software licences are capitalised on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortised using the straight-line method over their estimated useful lives of 5 years. Costs associated with developing or maintaining computer software programs are recognised as expenses when incurred. (ii) Others Others relate to the capitalised costs incurred to acquire the use right of certain flight schedules (i.e. timeslots for flights’ taking off/landing) in Guangzhou Baiyun International Airport Co., Ltd. and Shanghai Pudong International Airport, respectively. These costs are amortised using the straight-line method over their useful lives of 3 years. Deferred pilot recruitment costs Deferred pilot recruitment costs represent the costs borne by the Group in connection with securing a certain minimum period of employment of pilots and are amortised on a straight-line basis over the anticipated beneficial period of 5 years, starting from the date the pilot joins the Group. Related parties A party is considered to be related to the Group if: (a) the party is a person or a close member of that person’s family and that person: (i) has control or joint control over the Group; (ii) has significant influence over the Group; or (iii) is a member of the key management personnel of the Group or of a parent of the Group; or 141

Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2019 2.4 Summary of Significant Accounting Policies (continued) Related parties (continued) (b) the party is an entity where any of the following conditions applies: (i) the entity and the Group are members of the same group; (ii) one entity is an associate or joint venture of the other entity (or of a parent, subsidiary or fellow subsidiary of the other entity); (iii) the entity and the Group are joint ventures of the same third party; (iv) one entity is a joint venture of a third entity and the other entity is an associate of the third entity; (v) the entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group and the sponsoring employers of the post-employment benefit plan; (vi) the entity is controlled or jointly controlled by a person identified in (a); (vii) a person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity); and (viii) the entity, or any member of a group of which it is a part, provides key management personnel services to the Group or to the parent of the Group. Property, plant and equipment Property, plant and equipment, other than construction in progress, are stated at cost less accumulated depreciation and any impairment losses. When an item of property, plant and equipment is classified as held for sale or when it is part of a disposal group classified as held for sale, it is not depreciated and is accounted for in accordance with IFRS 5, as further explained in the accounting policy for “Non-current assets and disposal groups held for sale”. The cost of an item of property, plant and equipment comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. When each major aircraft overhaul is performed, its cost is recognised in the carrying amount of the item of property, plant and equipment and is depreciated over the appropriate maintenance cycles. Components related to airframe overhaul cost, are depreciated on a straight-line basis over 5 to 7.5 years. Components related to engine overhaul costs, are depreciated between each overhaul period using the ratio of actual flying hours and estimated flying hours between overhauls. Upon completion of an overhaul, any remaining carrying amount of the cost of the previous overhaul is derecognised and charged to profit or loss. Except for components related to overhaul costs, the depreciation method of which has been described in the preceding paragraph, other depreciation of property, plant and equipment is calculated using the straight-line method to write off their costs to their residual values over their estimated useful lives, as follows: Owned aircraft and engines 15 to 20 years Other flight equipment, including rotables 10 years Buildings 8 to 45 years Other property, plant and equipment 3 to 20 years China Eastern Airlines Corporation Limited 2019 Annual Report 142Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2019 2.4 Summary of Significant Accounting Policies (continued) Related parties (continued) (b) the party is an entity where any of the following conditions applies: (i) the entity and the Group are members of the same group; (ii) one entity is an associate or joint venture of the other entity (or of a parent, subsidiary or fellow subsidiary of the other entity); (iii) the entity and the Group are joint ventures of the same third party; (iv) one entity is a joint venture of a third entity and the other entity is an associate of the third entity; (v) the entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group and the sponsoring employers of the post-employment benefit plan; (vi) the entity is controlled or jointly controlled by a person identified in (a); (vii) a person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity); and (viii) the entity, or any member of a group of which it is a part, provides key management personnel services to the Group or to the parent of the Group. Property, plant and equipment Property, plant and equipment, other than construction in progress, are stated at cost less accumulated depreciation and any impairment losses. When an item of property, plant and equipment is classified as held for sale or when it is part of a disposal group classified as held for sale, it is not depreciated and is accounted for in accordance with IFRS 5, as further explained in the accounting policy for “Non-current assets and disposal groups held for sale”. The cost of an item of property, plant and equipment comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. When each major aircraft overhaul is performed, its cost is recognised in the carrying amount of the item of property, plant and equipment and is depreciated over the appropriate maintenance cycles. Components related to airframe overhaul cost, are depreciated on a straight-line basis over 5 to 7.5 years. Components related to engine overhaul costs, are depreciated between each overhaul period using the ratio of actual flying hours and estimated flying hours between overhauls. Upon completion of an overhaul, any remaining carrying amount of the cost of the previous overhaul is derecognised and charged to profit or loss. Except for components related to overhaul costs, the depreciation method of which has been described in the preceding paragraph, other depreciation of property, plant and equipment is calculated using the straight-line method to write off their costs to their residual values over their estimated useful lives, as follows: Owned aircraft and engines 15 to 20 years Other flight equipment, including rotables 10 years Buildings 8 to 45 years Other property, plant and equipment 3 to 20 years China Eastern Airlines Corporation Limited 2019 Annual Report 142

Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2019 2.4 Summary of Significant Accounting Policies (continued) Property, plant and equipment (continued) Where parts of an item of property, plant and equipment have different useful lives, the cost of that item is allocated on a reasonable basis among the parts and each part is depreciated separately. Residual values, useful lives and the depreciation method are reviewed, and adjusted if appropriate, at least at each financial year end. An item of property, plant and equipment including any significant part initially recognised is derecognised upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss on disposal or retirement recognised in the statement of profit or loss in the year the asset is derecognised is the difference between the net sales proceeds and the carrying amount of the relevant asset. Construction in progress represents a building under construction, which is stated at cost less any impairment losses, and is not depreciated. Cost comprises the direct costs of construction and capitalised borrowing costs on related borrowed funds during the period of construction. Construction in progress is reclassified to the appropriate category of property, plant and equipment when completed and ready for use. Investment properties Investment properties are interests in land and buildings held to earn rental income and/or for capital appreciation, rather than for use in the production or supply of goods or services or for administrative purposes; or for sale in the ordinary course of business. Such properties are measured initially at cost, including transaction costs. After initial recognition, the Group chooses the cost model to measure all of its investment properties. Depreciation is calculated on the straight-line basis to write off the cost to its residual value over its estimated useful life. The estimated useful lives are as follows: Buildings 30 to 35 years The carrying amounts of investment properties measured using the cost method are reviewed for impairment when events or changes in circumstances indicate that the carrying amounts may not be recoverable. Any gains or losses on the retirement or disposal of an investment property are recognised in profit or loss in the year of the retirement or disposal. Impairment of non-financial assets (other than goodwill) Where an indication of impairment exists, or when annual impairment testing for an asset is required (other than inventories, deferred tax assets, financial assets, and non-current assets/a disposal group classified as held for sale), the asset’s recoverable amount is estimated. An asset’s recoverable amount is the higher of the asset’s or cash-generating unit’s value in use and its fair value less costs of disposal, and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case the recoverable amount is determined for the cash-generating unit to which the asset belongs. An impairment loss is recognised only if the carrying amount of an asset exceeds its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss is charged to profit or loss in the period in which it arises in those expense categories consistent with the function of the impaired asset. 143Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2019 2.4 Summary of Significant Accounting Policies (continued) Property, plant and equipment (continued) Where parts of an item of property, plant and equipment have different useful lives, the cost of that item is allocated on a reasonable basis among the parts and each part is depreciated separately. Residual values, useful lives and the depreciation method are reviewed, and adjusted if appropriate, at least at each financial year end. An item of property, plant and equipment including any significant part initially recognised is derecognised upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss on disposal or retirement recognised in the statement of profit or loss in the year the asset is derecognised is the difference between the net sales proceeds and the carrying amount of the relevant asset. Construction in progress represents a building under construction, which is stated at cost less any impairment losses, and is not depreciated. Cost comprises the direct costs of construction and capitalised borrowing costs on related borrowed funds during the period of construction. Construction in progress is reclassified to the appropriate category of property, plant and equipment when completed and ready for use. Investment properties Investment properties are interests in land and buildings held to earn rental income and/or for capital appreciation, rather than for use in the production or supply of goods or services or for administrative purposes; or for sale in the ordinary course of business. Such properties are measured initially at cost, including transaction costs. After initial recognition, the Group chooses the cost model to measure all of its investment properties. Depreciation is calculated on the straight-line basis to write off the cost to its residual value over its estimated useful life. The estimated useful lives are as follows: Buildings 30 to 35 years The carrying amounts of investment properties measured using the cost method are reviewed for impairment when events or changes in circumstances indicate that the carrying amounts may not be recoverable. Any gains or losses on the retirement or disposal of an investment property are recognised in profit or loss in the year of the retirement or disposal. Impairment of non-financial assets (other than goodwill) Where an indication of impairment exists, or when annual impairment testing for an asset is required (other than inventories, deferred tax assets, financial assets, and non-current assets/a disposal group classified as held for sale), the asset’s recoverable amount is estimated. An asset’s recoverable amount is the higher of the asset’s or cash-generating unit’s value in use and its fair value less costs of disposal, and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case the recoverable amount is determined for the cash-generating unit to which the asset belongs. An impairment loss is recognised only if the carrying amount of an asset exceeds its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss is charged to profit or loss in the period in which it arises in those expense categories consistent with the function of the impaired asset. 143

Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2019 2.4 Summary of Significant Accounting Policies (continued) Impairment of non-financial assets (other than goodwill) (continued) An assessment is made at the end of each reporting period as to whether there is an indication that previously recognised impairment losses may no longer exist or may have decreased. If such an indication exists, the recoverable amount is estimated. A previously recognised impairment loss of an asset other than goodwill is reversed only if there has been a change in the estimates used to determine the recoverable amount of that asset, but not to an amount higher than the carrying amount that would have been determined (net of any depreciation/amortisation) had no impairment loss been recognised for the asset in prior years. A reversal of such an impairment loss is credited to profit or loss in the period in which it arises, unless the asset is carried at a revalued amount, in which case the reversal of the impairment loss is accounted for in accordance with the relevant accounting policy for that revalued asset. Non-current assets and disposal groups held for sale Non-current assets and disposal groups are classified as held for sale if their carrying amounts will be recovered principally through a sales transaction rather than through continuing use. For this to be the case, the asset or disposal group must be available for immediate sale in its present condition subject only to terms that are usual and customary for the sale of such assets or disposal groups and its sale must be highly probable. All assets and liabilities of a subsidiary classified as a disposal group are reclassified as held for sale regardless of whether the Group retains a non-controlling interest in its former subsidiary after the sale. Non-current assets and disposal groups (other than investment properties and financial assets) classified as held for sale are measured at the lower of their carrying amounts and fair values less costs to sell. Property, plant and equipment and intangible assets classified as held for sale are not depreciated or amortised. Prepayments for land use rights (applicable before 1 January 2019) Prepayments for land use rights under operating leases are initially stated at cost and subsequently recognised on the straight- line basis over the lease terms. Advanced payments on acquisition of aircraft Advanced payments on acquisition of aircraft represent payments to aircraft manufacturers to secure deliveries of aircraft in future years, including attributable borrowing costs, and are included in non-current assets. The balance is transferred to property, plant and equipment upon delivery of the aircraft. Flight equipment spare parts Flight equipment spare parts are stated at the lower of cost and net realisable value. Cost is determined using the weighted average method. The cost of flight equipment spare parts comprises the purchase price (net of discounts), freight charges, duty and other miscellaneous charges. Net realisable value is the estimated selling price of the flight equipment spare parts in the ordinary course of business, less applicable selling expenses. Investments and other financial assets Initial recognition and measurement Financial assets are classified, at initial recognition, as subsequently measured at amortised cost, fair value through other comprehensive income, and fair value through profit or loss. China Eastern Airlines Corporation Limited 2019 Annual Report 144Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2019 2.4 Summary of Significant Accounting Policies (continued) Impairment of non-financial assets (other than goodwill) (continued) An assessment is made at the end of each reporting period as to whether there is an indication that previously recognised impairment losses may no longer exist or may have decreased. If such an indication exists, the recoverable amount is estimated. A previously recognised impairment loss of an asset other than goodwill is reversed only if there has been a change in the estimates used to determine the recoverable amount of that asset, but not to an amount higher than the carrying amount that would have been determined (net of any depreciation/amortisation) had no impairment loss been recognised for the asset in prior years. A reversal of such an impairment loss is credited to profit or loss in the period in which it arises, unless the asset is carried at a revalued amount, in which case the reversal of the impairment loss is accounted for in accordance with the relevant accounting policy for that revalued asset. Non-current assets and disposal groups held for sale Non-current assets and disposal groups are classified as held for sale if their carrying amounts will be recovered principally through a sales transaction rather than through continuing use. For this to be the case, the asset or disposal group must be available for immediate sale in its present condition subject only to terms that are usual and customary for the sale of such assets or disposal groups and its sale must be highly probable. All assets and liabilities of a subsidiary classified as a disposal group are reclassified as held for sale regardless of whether the Group retains a non-controlling interest in its former subsidiary after the sale. Non-current assets and disposal groups (other than investment properties and financial assets) classified as held for sale are measured at the lower of their carrying amounts and fair values less costs to sell. Property, plant and equipment and intangible assets classified as held for sale are not depreciated or amortised. Prepayments for land use rights (applicable before 1 January 2019) Prepayments for land use rights under operating leases are initially stated at cost and subsequently recognised on the straight- line basis over the lease terms. Advanced payments on acquisition of aircraft Advanced payments on acquisition of aircraft represent payments to aircraft manufacturers to secure deliveries of aircraft in future years, including attributable borrowing costs, and are included in non-current assets. The balance is transferred to property, plant and equipment upon delivery of the aircraft. Flight equipment spare parts Flight equipment spare parts are stated at the lower of cost and net realisable value. Cost is determined using the weighted average method. The cost of flight equipment spare parts comprises the purchase price (net of discounts), freight charges, duty and other miscellaneous charges. Net realisable value is the estimated selling price of the flight equipment spare parts in the ordinary course of business, less applicable selling expenses. Investments and other financial assets Initial recognition and measurement Financial assets are classified, at initial recognition, as subsequently measured at amortised cost, fair value through other comprehensive income, and fair value through profit or loss. China Eastern Airlines Corporation Limited 2019 Annual Report 144

Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2019 2.4 Summary of Significant Accounting Policies (continued) Investments and other financial assets (continued) Initial recognition and measurement (continued) The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Group’s business model for managing them. With the exception of trade receivables that do not contain a significant financing component or for which the Group has applied the practical expedient of not adjusting the effect of a significant financing component, the Group initially measures a financial asset at its fair value, plus in the case of a financial asset not at fair value through profit or loss, transaction costs. Trade receivables that do not contain a significant financing component or for which the Group has applied the practical expedient are measured at the transaction price determined under IFRS 15 in accordance with the policies set out for “Revenue recognition”. In order for a financial asset to be classified and measured at amortised cost or fair value through other comprehensive income, it needs to give rise to cash flows that are solely payments of principal and interest (“SPPI”) on the principal amount outstanding. Financial assets with cash flows that are not SPPI are classified and measured at fair value through profit or loss, irrespective of the business model. The Group’s business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both. Financial assets classified and measured at amortised cost are held within a business model with the objective to hold financial assets in order to collect contractual cash flows, while financial assets classified and measured at fair value through other comprehensive income are held within a business model with the objective of both holding to collect contractual cash flows and selling. Financial assets which are not held within the aforementioned business models are classified and measured at fair value through profit or loss. All regular way purchases and sales of financial assets are recognised on the trade date, that is, the date that the Group commits to purchase or sell the asset. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the period generally established by regulation or convention in the marketplace. Subsequent measurement The subsequent measurement of financial assets depends on their classification as follows: Financial assets at amortised cost (debt instruments) Financial assets at amortised cost are subsequently measured using the effective interest method and are subject to impairment. Gains and losses are recognised in the statement of profit or loss when the asset is derecognised, modified or impaired. Financial assets at fair value through other comprehensive income (debt instruments) For debt investments at fair value through other comprehensive income, interest income, foreign exchange revaluation and impairment losses or reversals are recognised in the statement of profit or loss and computed in the same manner as for financial assets measured at amortised cost. The remaining fair value changes are recognised in other comprehensive income. Upon derecognition, the cumulative fair value change recognised in other comprehensive income is recycled to the statement of profit or loss. 145Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2019 2.4 Summary of Significant Accounting Policies (continued) Investments and other financial assets (continued) Initial recognition and measurement (continued) The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Group’s business model for managing them. With the exception of trade receivables that do not contain a significant financing component or for which the Group has applied the practical expedient of not adjusting the effect of a significant financing component, the Group initially measures a financial asset at its fair value, plus in the case of a financial asset not at fair value through profit or loss, transaction costs. Trade receivables that do not contain a significant financing component or for which the Group has applied the practical expedient are measured at the transaction price determined under IFRS 15 in accordance with the policies set out for “Revenue recognition”. In order for a financial asset to be classified and measured at amortised cost or fair value through other comprehensive income, it needs to give rise to cash flows that are solely payments of principal and interest (“SPPI”) on the principal amount outstanding. Financial assets with cash flows that are not SPPI are classified and measured at fair value through profit or loss, irrespective of the business model. The Group’s business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both. Financial assets classified and measured at amortised cost are held within a business model with the objective to hold financial assets in order to collect contractual cash flows, while financial assets classified and measured at fair value through other comprehensive income are held within a business model with the objective of both holding to collect contractual cash flows and selling. Financial assets which are not held within the aforementioned business models are classified and measured at fair value through profit or loss. All regular way purchases and sales of financial assets are recognised on the trade date, that is, the date that the Group commits to purchase or sell the asset. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the period generally established by regulation or convention in the marketplace. Subsequent measurement The subsequent measurement of financial assets depends on their classification as follows: Financial assets at amortised cost (debt instruments) Financial assets at amortised cost are subsequently measured using the effective interest method and are subject to impairment. Gains and losses are recognised in the statement of profit or loss when the asset is derecognised, modified or impaired. Financial assets at fair value through other comprehensive income (debt instruments) For debt investments at fair value through other comprehensive income, interest income, foreign exchange revaluation and impairment losses or reversals are recognised in the statement of profit or loss and computed in the same manner as for financial assets measured at amortised cost. The remaining fair value changes are recognised in other comprehensive income. Upon derecognition, the cumulative fair value change recognised in other comprehensive income is recycled to the statement of profit or loss. 145

Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2019 2.4 Summary of Significant Accounting Policies (continued) Investments and other financial assets (continued) Subsequent measurement (continued) Financial assets designated at fair value through other comprehensive income (equity investments) Upon initial recognition, the Group can elect to classify irrevocably its equity investments as equity investments designated at fair value through other comprehensive income when they meet the definition of equity under IAS 32 Financial Instruments: Presentation and are not held for trading. The classification is determined on an instrument-by-instrument basis. Gains and losses on these financial assets are never recycled to the statement of profit or loss. Dividends are recognised as other income in the statement of profit or loss when the right of payment has been established, it is probable that the economic benefits associated with the dividend will flow to the Group and the amount of the dividend can be measured reliably, except when the Group benefits from such proceeds as a recovery of part of the cost of the financial asset, in which case such gains are recorded in other comprehensive income. Equity investments designated at fair value through other comprehensive income are not subject to impairment assessment. Financial assets at fair value through profit or loss Financial assets at fair value through profit or loss are carried in the statement of financial position at fair value with net changes in fair value recognised in the statement of profit or loss. This category includes derivative instruments and equity investments which the Group had not irrevocably elected to classify at fair value through other comprehensive income. Dividends on equity investments classified as financial assets at fair value through profit or loss are also recognised as other income in the statement of profit or loss when the right of payment has been established, it is probable that the economic benefits associated with the dividend will flow to the Group and the amount of the dividend can be measured reliably. A derivative embedded in a hybrid contract, with a financial liability or non-financial host, is separated from the host and accounted for as a separate derivative if the economic characteristics and risks are not closely related to the host; a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and the hybrid contract is not measured at fair value through profit or loss. Embedded derivatives are measured at fair value with changes in fair value recognised in the statement of profit or loss. Reassessment only occurs if there is either a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required or a reclassification of a financial asset out of the fair value through profit or loss category. A derivative embedded within a hybrid contract containing a financial asset host is not accounted for separately. The financial asset host together with the embedded derivative is required to be classified in its entirety as a financial asset at fair value through profit or loss. Derecognition of financial assets A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognised (i.e., removed from the Group’s consolidated statement of financial position) when: • the rights to receive cash flows from the asset have expired; or • the Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a “pass-through” arrangement; and either (a) the Group has transferred substantially all the risks and rewards of the asset, or (b) the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset. China Eastern Airlines Corporation Limited 2019 Annual Report 146Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2019 2.4 Summary of Significant Accounting Policies (continued) Investments and other financial assets (continued) Subsequent measurement (continued) Financial assets designated at fair value through other comprehensive income (equity investments) Upon initial recognition, the Group can elect to classify irrevocably its equity investments as equity investments designated at fair value through other comprehensive income when they meet the definition of equity under IAS 32 Financial Instruments: Presentation and are not held for trading. The classification is determined on an instrument-by-instrument basis. Gains and losses on these financial assets are never recycled to the statement of profit or loss. Dividends are recognised as other income in the statement of profit or loss when the right of payment has been established, it is probable that the economic benefits associated with the dividend will flow to the Group and the amount of the dividend can be measured reliably, except when the Group benefits from such proceeds as a recovery of part of the cost of the financial asset, in which case such gains are recorded in other comprehensive income. Equity investments designated at fair value through other comprehensive income are not subject to impairment assessment. Financial assets at fair value through profit or loss Financial assets at fair value through profit or loss are carried in the statement of financial position at fair value with net changes in fair value recognised in the statement of profit or loss. This category includes derivative instruments and equity investments which the Group had not irrevocably elected to classify at fair value through other comprehensive income. Dividends on equity investments classified as financial assets at fair value through profit or loss are also recognised as other income in the statement of profit or loss when the right of payment has been established, it is probable that the economic benefits associated with the dividend will flow to the Group and the amount of the dividend can be measured reliably. A derivative embedded in a hybrid contract, with a financial liability or non-financial host, is separated from the host and accounted for as a separate derivative if the economic characteristics and risks are not closely related to the host; a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and the hybrid contract is not measured at fair value through profit or loss. Embedded derivatives are measured at fair value with changes in fair value recognised in the statement of profit or loss. Reassessment only occurs if there is either a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required or a reclassification of a financial asset out of the fair value through profit or loss category. A derivative embedded within a hybrid contract containing a financial asset host is not accounted for separately. The financial asset host together with the embedded derivative is required to be classified in its entirety as a financial asset at fair value through profit or loss. Derecognition of financial assets A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognised (i.e., removed from the Group’s consolidated statement of financial position) when: • the rights to receive cash flows from the asset have expired; or • the Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a “pass-through” arrangement; and either (a) the Group has transferred substantially all the risks and rewards of the asset, or (b) the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset. China Eastern Airlines Corporation Limited 2019 Annual Report 146

Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2019 2.4 Summary of Significant Accounting Policies (continued) Derecognition of financial assets (continued) When the Group has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if, and to what extent, it has retained the risk and rewards of ownership of the asset. When it has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the Group continues to recognise the transferred asset to the extent of the Group’s continuing involvement. In that case, the Group also recognises an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained. Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay. Impairment of financial assets The Group recognises an allowance for expected credit losses (“ECLs”) for all debt instruments not held at fair value through profit or loss. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms. General approach ECLs are recognised in two stages. For credit exposures for which there has not been a significant increase in credit risk since initial recognition, ECLs are provided for credit losses that result from default events that are possible within the next 12 months (a 12-month ECL). For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is required for credit losses expected over the remaining life of the exposure, irrespective of the timing of the default (a lifetime ECL). At each reporting date, the Group assesses whether the credit risk on a financial instrument has increased significantly since initial recognition. When making the assessment, the Group compares the risk of a default occurring on the financial instrument as at the reporting date with the risk of a default occurring on the financial instrument as at the date of initial recognition and considers reasonable and supportable information that is available without undue cost or effort, including historical and forward- looking information. The Group considers a financial asset in default when contractual payments are past due. However, in certain cases, the Group may also consider a financial asset to be in default when internal or external information indicates that the Group is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Group. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows. Debt investments at fair value through other comprehensive income and financial assets at amortised cost are subject to impairment under the general approach and they are classified within the following stages for measurement of ECLs except for trade receivables and contract assets which apply the simplified approach as detailed below. Stage 1 — Financial instruments for which credit risk has not increased significantly since initial recognition and for which the loss allowance is measured at an amount equal to 12-month ECLs Stage 2 — Financial instruments for which credit risk has increased significantly since initial recognition but that are not credit-impaired financial assets and for which the loss allowance is measured at an amount equal to lifetime ECLs Stage 3 — Financial assets that are credit-impaired at the reporting date (but that are not purchased or originated credit- impaired) and for which the loss allowance is measured at an amount equal to lifetime ECLs 147Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2019 2.4 Summary of Significant Accounting Policies (continued) Derecognition of financial assets (continued) When the Group has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if, and to what extent, it has retained the risk and rewards of ownership of the asset. When it has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the Group continues to recognise the transferred asset to the extent of the Group’s continuing involvement. In that case, the Group also recognises an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained. Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay. Impairment of financial assets The Group recognises an allowance for expected credit losses (“ECLs”) for all debt instruments not held at fair value through profit or loss. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms. General approach ECLs are recognised in two stages. For credit exposures for which there has not been a significant increase in credit risk since initial recognition, ECLs are provided for credit losses that result from default events that are possible within the next 12 months (a 12-month ECL). For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is required for credit losses expected over the remaining life of the exposure, irrespective of the timing of the default (a lifetime ECL). At each reporting date, the Group assesses whether the credit risk on a financial instrument has increased significantly since initial recognition. When making the assessment, the Group compares the risk of a default occurring on the financial instrument as at the reporting date with the risk of a default occurring on the financial instrument as at the date of initial recognition and considers reasonable and supportable information that is available without undue cost or effort, including historical and forward- looking information. The Group considers a financial asset in default when contractual payments are past due. However, in certain cases, the Group may also consider a financial asset to be in default when internal or external information indicates that the Group is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Group. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows. Debt investments at fair value through other comprehensive income and financial assets at amortised cost are subject to impairment under the general approach and they are classified within the following stages for measurement of ECLs except for trade receivables and contract assets which apply the simplified approach as detailed below. Stage 1 — Financial instruments for which credit risk has not increased significantly since initial recognition and for which the loss allowance is measured at an amount equal to 12-month ECLs Stage 2 — Financial instruments for which credit risk has increased significantly since initial recognition but that are not credit-impaired financial assets and for which the loss allowance is measured at an amount equal to lifetime ECLs Stage 3 — Financial assets that are credit-impaired at the reporting date (but that are not purchased or originated credit- impaired) and for which the loss allowance is measured at an amount equal to lifetime ECLs 147

Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2019 2.4 Summary of Significant Accounting Policies (continued) Impairment of financial assets (continued) Simplified approach For trade receivables and contract assets that do not contain a significant financing component or when the Group applies the practical expedient of not adjusting the effect of a significant financing component, the Group applies the simplified approach in calculating ECLs. Under the simplified approach, the Group does not track changes in credit risk, but instead recognises a loss allowance based on lifetime ECLs at each reporting date. The Group has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment. Financial liabilities Initial recognition and measurement Financial liabilities are classified, at initial recognition, as financial liabilities at fair value through profit or loss, loans and borrowings, payables, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. All financial liabilities are recognised initially at fair value and, in the case of loans and borrowings and payables, net of directly attributable transaction costs. The Group’s financial liabilities include trade and other payables, derivative financial instruments, lease liabilities, interest-bearing bank and other borrowings. Subsequent measurement The subsequent measurement of financial liabilities depends on their classification as follows: Financial liabilities at amortised cost (loans and borrowings) After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortised cost, using the effective interest rate method unless the effect of discounting would be immaterial, in which case they are stated at cost. Gains and losses are recognised in the statement of profit or loss when the liabilities are derecognised as well as through the effective interest rate amortisation process. Amortised cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the effective interest rate. The effective interest rate amortisation is included in finance costs in the statement of profit or loss. Derecognition of financial liabilities A financial liability is derecognised when the obligation under the liability is discharged or cancelled, or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and a recognition of a new liability, and the difference between the respective carrying amounts is recognised in the statement of profit or loss. Offsetting of financial instruments Financial assets and financial liabilities are offset and the net amount is reported in the statement of financial position if there is a currently enforceable legal right to offset the recognised amounts and there is an intention to settle on a net basis, or to realise the assets and settle the liabilities simultaneously. China Eastern Airlines Corporation Limited 2019 Annual Report 148Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2019 2.4 Summary of Significant Accounting Policies (continued) Impairment of financial assets (continued) Simplified approach For trade receivables and contract assets that do not contain a significant financing component or when the Group applies the practical expedient of not adjusting the effect of a significant financing component, the Group applies the simplified approach in calculating ECLs. Under the simplified approach, the Group does not track changes in credit risk, but instead recognises a loss allowance based on lifetime ECLs at each reporting date. The Group has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment. Financial liabilities Initial recognition and measurement Financial liabilities are classified, at initial recognition, as financial liabilities at fair value through profit or loss, loans and borrowings, payables, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. All financial liabilities are recognised initially at fair value and, in the case of loans and borrowings and payables, net of directly attributable transaction costs. The Group’s financial liabilities include trade and other payables, derivative financial instruments, lease liabilities, interest-bearing bank and other borrowings. Subsequent measurement The subsequent measurement of financial liabilities depends on their classification as follows: Financial liabilities at amortised cost (loans and borrowings) After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortised cost, using the effective interest rate method unless the effect of discounting would be immaterial, in which case they are stated at cost. Gains and losses are recognised in the statement of profit or loss when the liabilities are derecognised as well as through the effective interest rate amortisation process. Amortised cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the effective interest rate. The effective interest rate amortisation is included in finance costs in the statement of profit or loss. Derecognition of financial liabilities A financial liability is derecognised when the obligation under the liability is discharged or cancelled, or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and a recognition of a new liability, and the difference between the respective carrying amounts is recognised in the statement of profit or loss. Offsetting of financial instruments Financial assets and financial liabilities are offset and the net amount is reported in the statement of financial position if there is a currently enforceable legal right to offset the recognised amounts and there is an intention to settle on a net basis, or to realise the assets and settle the liabilities simultaneously. China Eastern Airlines Corporation Limited 2019 Annual Report 148

Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2019 2.4 Summary of Significant Accounting Policies (continued) Derivative financial instruments and hedge accounting Initial recognition and subsequent measurement The Group uses derivative financial instruments, such as forward currency contracts and interest rate swaps, to hedge its foreign currency risk and interest rate risk, respectively. Such derivative financial instruments are initially recognised at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value. Derivatives are carried as assets when the fair value is positive and as liabilities when the fair value is negative. The fair value of commodity purchase contracts that meet the definition of a derivative as defined by IFRS 9 and IAS 39 is recognised in the statement of profit or loss as cost of sales. Commodity contracts that are entered into and continue to be held for the purpose of the receipt or delivery of a non-financial item in accordance with the Group’s expected purchase, sale or usage requirements are held at cost. Any gains or losses arising from changes in fair value of derivatives are taken directly to the statement of profit or loss, except for the effective portion of cash flow hedges, which is recognised in other comprehensive income and later reclassified to profit or loss when the hedged item affects profit or loss. For the purpose of hedge accounting, hedges are classified as: • fair value hedges when hedging the exposure to changes in the fair value of a recognised asset or liability or an unrecognised firm commitment; or • cash flow hedges when hedging the exposure to variability in cash flows that is either attributable to a particular risk associated with a recognised asset or liability or a highly probable forecast transaction, or a foreign currency risk in an unrecognised firm commitment; or • hedges of a net investment in a foreign operation. At the inception of a hedge relationship, the Group formally designates and documents the hedge relationship to which the Group wishes to apply hedge accounting, the risk management objective and its strategy for undertaking the hedge. The documentation includes identification of the hedging instrument, the hedged item, the nature of the risk being hedged and how the Group will assess whether the hedging relationship meets the hedge effectiveness requirements (including the analysis of sources of hedge ineffectiveness and how the hedge ratio is determined). A hedging relationship qualifies for hedge accounting if it meets all of the following effectiveness requirements: • There is “an economic relationship” between the hedged item and the hedging instrument. • The effect of credit risk does not “dominate the value changes” that result from that economic relationship. • The hedge ratio of the hedging relationship is the same as that resulting from the quantity of the hedged item that the Group actually hedges and the quantity of the hedging instrument that the Group actually uses to hedge that quantity of hedged item. 149Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2019 2.4 Summary of Significant Accounting Policies (continued) Derivative financial instruments and hedge accounting Initial recognition and subsequent measurement The Group uses derivative financial instruments, such as forward currency contracts and interest rate swaps, to hedge its foreign currency risk and interest rate risk, respectively. Such derivative financial instruments are initially recognised at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value. Derivatives are carried as assets when the fair value is positive and as liabilities when the fair value is negative. The fair value of commodity purchase contracts that meet the definition of a derivative as defined by IFRS 9 and IAS 39 is recognised in the statement of profit or loss as cost of sales. Commodity contracts that are entered into and continue to be held for the purpose of the receipt or delivery of a non-financial item in accordance with the Group’s expected purchase, sale or usage requirements are held at cost. Any gains or losses arising from changes in fair value of derivatives are taken directly to the statement of profit or loss, except for the effective portion of cash flow hedges, which is recognised in other comprehensive income and later reclassified to profit or loss when the hedged item affects profit or loss. For the purpose of hedge accounting, hedges are classified as: • fair value hedges when hedging the exposure to changes in the fair value of a recognised asset or liability or an unrecognised firm commitment; or • cash flow hedges when hedging the exposure to variability in cash flows that is either attributable to a particular risk associated with a recognised asset or liability or a highly probable forecast transaction, or a foreign currency risk in an unrecognised firm commitment; or • hedges of a net investment in a foreign operation. At the inception of a hedge relationship, the Group formally designates and documents the hedge relationship to which the Group wishes to apply hedge accounting, the risk management objective and its strategy for undertaking the hedge. The documentation includes identification of the hedging instrument, the hedged item, the nature of the risk being hedged and how the Group will assess whether the hedging relationship meets the hedge effectiveness requirements (including the analysis of sources of hedge ineffectiveness and how the hedge ratio is determined). A hedging relationship qualifies for hedge accounting if it meets all of the following effectiveness requirements: • There is “an economic relationship” between the hedged item and the hedging instrument. • The effect of credit risk does not “dominate the value changes” that result from that economic relationship. • The hedge ratio of the hedging relationship is the same as that resulting from the quantity of the hedged item that the Group actually hedges and the quantity of the hedging instrument that the Group actually uses to hedge that quantity of hedged item. 149

Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2019 2.4 Summary of Significant Accounting Policies (continued) Derivative financial instruments and hedge accounting (continued) Initial recognition and subsequent measurement (continued) Hedges which meet all the qualifying criteria for hedge accounting are accounted for as follows: Cash flow hedges The effective portion of the gain or loss on the hedging instrument is recognised directly in other comprehensive income in the cash flow hedge reserve, while any ineffective portion is recognised immediately in the statement of profit or loss. The cash flow hedge reserve is adjusted to the lower of the cumulative gain or loss on the hedging instrument and the cumulative change in fair value of the hedged item. The amounts accumulated in other comprehensive income are accounted for, depending on the nature of the underlying hedged transaction. If the hedged transaction subsequently results in the recognition of a non-financial item, the amount accumulated in equity is removed from the separate component of equity and included in the initial cost or other carrying amount of the hedged asset or liability. This is not a reclassification adjustment and will not be recognised in other comprehensive income for the period. This also applies where the hedged forecast transaction of a non-financial asset or non-financial liability subsequently becomes a firm commitment to which fair value hedge accounting is applied. For any other cash flow hedges, the amount accumulated in other comprehensive income is reclassified to the statement of profit or loss as a reclassification adjustment in the same period or periods during which the hedged cash flows affect the statement of profit or loss. If cash flow hedge accounting is discontinued, the amount that has been accumulated in other comprehensive income must remain in accumulated other comprehensive income if the hedged future cash flows are still expected to occur. Otherwise, the amount will be immediately reclassified to the statement of profit or loss as a reclassification adjustment. After the discontinuation, once the hedged cash flow occurs, any amount remaining in accumulated other comprehensive income is accounted for depending on the nature of the underlying transaction as described above. Fair value hedges The change in the fair value of a hedging instrument is recognised in the statement of profit or loss as other expenses. The change in the fair value of the hedged item attributable to the risk hedged is recorded as a part of the carrying amount of the hedged item and is also recognised in the statement of profit or loss as other expenses. For fair value hedges relating to items carried at amortised cost, the adjustment to carrying value is amortised through the statement of profit or loss over the remaining term of the hedge using the effective interest rate method. Effective interest rate amortisation may begin as soon as an adjustment exists and shall begin no later than when the hedged item ceases to be adjusted for changes in its fair value attributable to the risk being hedged. If the hedged item is derecognised, the unamortised fair value is recognised immediately in the statement of profit or loss. When an unrecognised firm commitment is designated as a hedged item, the subsequent cumulative change in the fair value of the firm commitment attributable to the hedged risk is recognised as an asset or liability with a corresponding gain or loss recognised in the statement of profit or loss. The changes in the fair value of the hedging instrument are also recognised in the statement of profit or loss. China Eastern Airlines Corporation Limited 2019 Annual Report 150Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2019 2.4 Summary of Significant Accounting Policies (continued) Derivative financial instruments and hedge accounting (continued) Initial recognition and subsequent measurement (continued) Hedges which meet all the qualifying criteria for hedge accounting are accounted for as follows: Cash flow hedges The effective portion of the gain or loss on the hedging instrument is recognised directly in other comprehensive income in the cash flow hedge reserve, while any ineffective portion is recognised immediately in the statement of profit or loss. The cash flow hedge reserve is adjusted to the lower of the cumulative gain or loss on the hedging instrument and the cumulative change in fair value of the hedged item. The amounts accumulated in other comprehensive income are accounted for, depending on the nature of the underlying hedged transaction. If the hedged transaction subsequently results in the recognition of a non-financial item, the amount accumulated in equity is removed from the separate component of equity and included in the initial cost or other carrying amount of the hedged asset or liability. This is not a reclassification adjustment and will not be recognised in other comprehensive income for the period. This also applies where the hedged forecast transaction of a non-financial asset or non-financial liability subsequently becomes a firm commitment to which fair value hedge accounting is applied. For any other cash flow hedges, the amount accumulated in other comprehensive income is reclassified to the statement of profit or loss as a reclassification adjustment in the same period or periods during which the hedged cash flows affect the statement of profit or loss. If cash flow hedge accounting is discontinued, the amount that has been accumulated in other comprehensive income must remain in accumulated other comprehensive income if the hedged future cash flows are still expected to occur. Otherwise, the amount will be immediately reclassified to the statement of profit or loss as a reclassification adjustment. After the discontinuation, once the hedged cash flow occurs, any amount remaining in accumulated other comprehensive income is accounted for depending on the nature of the underlying transaction as described above. Fair value hedges The change in the fair value of a hedging instrument is recognised in the statement of profit or loss as other expenses. The change in the fair value of the hedged item attributable to the risk hedged is recorded as a part of the carrying amount of the hedged item and is also recognised in the statement of profit or loss as other expenses. For fair value hedges relating to items carried at amortised cost, the adjustment to carrying value is amortised through the statement of profit or loss over the remaining term of the hedge using the effective interest rate method. Effective interest rate amortisation may begin as soon as an adjustment exists and shall begin no later than when the hedged item ceases to be adjusted for changes in its fair value attributable to the risk being hedged. If the hedged item is derecognised, the unamortised fair value is recognised immediately in the statement of profit or loss. When an unrecognised firm commitment is designated as a hedged item, the subsequent cumulative change in the fair value of the firm commitment attributable to the hedged risk is recognised as an asset or liability with a corresponding gain or loss recognised in the statement of profit or loss. The changes in the fair value of the hedging instrument are also recognised in the statement of profit or loss. China Eastern Airlines Corporation Limited 2019 Annual Report 150

Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2019 2.4 Summary of Significant Accounting Policies (continued) Derivative financial instruments and hedge accounting (continued) Initial recognition and subsequent measurement (continued) Current versus non-current classification Derivative instruments that are not designated as effective hedging instruments are classified as current or non-current or separated into current and non-current portions based on an assessment of the facts and circumstances (i.e., the underlying contracted cash flows). • Where the Group expects to hold a derivative as an economic hedge (and does not apply hedge accounting) for a period beyond 12 months after the end of the reporting period, the derivative is classified as non-current (or separated into current and non-current portions) consistently with the classification of the underlying item. • Embedded derivatives that are not closely related to the host contract are classified consistently with the cash flows of the host contract. • Derivative instruments that are designated as, and are effective hedging instruments, are classified consistently with the classification of the underlying hedged item. The derivative instruments are separated into current portions and non-current portions only if a reliable allocation can be made. Cash and cash equivalents For the purpose of the consolidated statement of cash flows, cash and cash equivalents comprise cash on hand and demand deposits, and short term highly liquid investments that are readily convertible into known amounts of cash, are subject to an insignificant risk of changes in value, and have a short maturity of generally within three months when acquired, less bank overdrafts which are repayable on demand and form an integral part of the Group’s cash management. For the purpose of the statement of financial position, cash and cash equivalents comprise cash on hand and at banks, including assets similar in nature to cash, which are not restricted as to use. Provisions A provision is recognised when a present obligation (legal or constructive) has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation, provided that a reliable estimate can be made of the amount of the obligation. When the effect of discounting is material, the amount recognised for a provision is the present value at the end of the reporting period of the future expenditures expected to be required to settle the obligation. The increase in the discounted present value amount arising from the passage of time is included in finance costs in the statement of profit or loss. Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small. For the contract under which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it, the present obligation under the contract is recognised and measured as a provision. 151Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2019 2.4 Summary of Significant Accounting Policies (continued) Derivative financial instruments and hedge accounting (continued) Initial recognition and subsequent measurement (continued) Current versus non-current classification Derivative instruments that are not designated as effective hedging instruments are classified as current or non-current or separated into current and non-current portions based on an assessment of the facts and circumstances (i.e., the underlying contracted cash flows). • Where the Group expects to hold a derivative as an economic hedge (and does not apply hedge accounting) for a period beyond 12 months after the end of the reporting period, the derivative is classified as non-current (or separated into current and non-current portions) consistently with the classification of the underlying item. • Embedded derivatives that are not closely related to the host contract are classified consistently with the cash flows of the host contract. • Derivative instruments that are designated as, and are effective hedging instruments, are classified consistently with the classification of the underlying hedged item. The derivative instruments are separated into current portions and non-current portions only if a reliable allocation can be made. Cash and cash equivalents For the purpose of the consolidated statement of cash flows, cash and cash equivalents comprise cash on hand and demand deposits, and short term highly liquid investments that are readily convertible into known amounts of cash, are subject to an insignificant risk of changes in value, and have a short maturity of generally within three months when acquired, less bank overdrafts which are repayable on demand and form an integral part of the Group’s cash management. For the purpose of the statement of financial position, cash and cash equivalents comprise cash on hand and at banks, including assets similar in nature to cash, which are not restricted as to use. Provisions A provision is recognised when a present obligation (legal or constructive) has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation, provided that a reliable estimate can be made of the amount of the obligation. When the effect of discounting is material, the amount recognised for a provision is the present value at the end of the reporting period of the future expenditures expected to be required to settle the obligation. The increase in the discounted present value amount arising from the passage of time is included in finance costs in the statement of profit or loss. Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small. For the contract under which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it, the present obligation under the contract is recognised and measured as a provision. 151

Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2019 2.4 Summary of Significant Accounting Policies (continued) Leases (applicable from 1 January 2019) The Group assesses at contract inception whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. (i) As lessee The Group applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The Group recognises lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets. (a) Right-of-use assets Right-of-use assets are recognised at the commencement date of the lease (that is the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and any impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognised, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. The cost of a right-of-use asset also includes an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located. Right- of-use assets are depreciated on a straight-line basis over the shorter of the lease terms and the estimated useful lives of the assets as follows: Aircraft and engines under leases 8 to 12 years Buildings 2 to 10 years Prepayments for land use rights 50 years Others 2 to 5 years If ownership of the leased asset transfers to the Group by the end of the lease term or the cost reflects the exercise of a purchase option, depreciation is calculated using the estimated useful life of the asset. (b) Lease liabilities Lease liabilities are recognised at the commencement date of the lease at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Group and payments of penalties for termination of a lease, if the lease term reflects the Group exercising the option to terminate. The variable lease payments that do not depend on an index or a rate are recognised as an expense in the period in which the event or condition that triggers the payment occurs. In calculating the present value of lease payments, the Group uses its incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in lease payments (e.g., a change to future lease payments resulting from a change in an index or rate) or a change in assessment of an option to purchase the underlying asset. China Eastern Airlines Corporation Limited 2019 Annual Report 152Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2019 2.4 Summary of Significant Accounting Policies (continued) Leases (applicable from 1 January 2019) The Group assesses at contract inception whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. (i) As lessee The Group applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The Group recognises lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets. (a) Right-of-use assets Right-of-use assets are recognised at the commencement date of the lease (that is the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and any impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognised, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. The cost of a right-of-use asset also includes an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located. Right- of-use assets are depreciated on a straight-line basis over the shorter of the lease terms and the estimated useful lives of the assets as follows: Aircraft and engines under leases 8 to 12 years Buildings 2 to 10 years Prepayments for land use rights 50 years Others 2 to 5 years If ownership of the leased asset transfers to the Group by the end of the lease term or the cost reflects the exercise of a purchase option, depreciation is calculated using the estimated useful life of the asset. (b) Lease liabilities Lease liabilities are recognised at the commencement date of the lease at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Group and payments of penalties for termination of a lease, if the lease term reflects the Group exercising the option to terminate. The variable lease payments that do not depend on an index or a rate are recognised as an expense in the period in which the event or condition that triggers the payment occurs. In calculating the present value of lease payments, the Group uses its incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in lease payments (e.g., a change to future lease payments resulting from a change in an index or rate) or a change in assessment of an option to purchase the underlying asset. China Eastern Airlines Corporation Limited 2019 Annual Report 152

Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2019 2.4 Summary of Significant Accounting Policies (continued) Leases (applicable from 1 January 2019) (continued) (i) As lessee (continued) (c) Short-term leases and leases of low-value assets The Group applies the short-term lease recognition exemption to its short-term leases (that is those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the recognition exemption for leases of low-value assets to leases of assets that considered to be of low value. Lease payments on short-term leases and leases of low-value assets are recognised as an expense on a straight-line basis over the lease term. (ii) As lessor When the Group acts as a lessor, it classifies at lease inception (or when there is a lease modification) each of its leases as either an operating lease or a finance lease. Leases in which the Group does not transfer substantially all the risks and rewards incidental to ownership of an asset are classified as operating leases. When a contract contains lease and non-lease components, the Group allocates the consideration in the contract to each component on a relative stand-alone selling price basis. Rental income is accounted for on a straight-line basis over the lease terms and is included in revenue in the statement of profit or loss due to its operating nature. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognised over the lease term on the same basis as rental income. Contingent rents are recognised as revenue in the period in which they are earned. Leases that transfer substantially all the risks and rewards incidental to ownership of an underlying asset to the lessee are accounted for as finance leases. Leases (applicable before 1 January 2019) (i) As lessee Finance leases Leases where the Group has acquired substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalised at the lease’s commencement at the lower of the fair value of the assets and the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges. The corresponding rental obligations, net of finance charges, are included in the current portion of obligations under finance leases and obligations under finance leases, respectively. The interest element of the finance costs is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. Leased assets are depreciated using a straight-line basis over their expected useful lives to residual values. For sale and leaseback transactions resulting in a finance lease, the Group continues to recognise the transferred asset and recognise a financial liability equal to the transfer proceeds. Operating leases Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to profit or loss on a straight-line basis over the period of the lease. 153Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2019 2.4 Summary of Significant Accounting Policies (continued) Leases (applicable from 1 January 2019) (continued) (i) As lessee (continued) (c) Short-term leases and leases of low-value assets The Group applies the short-term lease recognition exemption to its short-term leases (that is those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the recognition exemption for leases of low-value assets to leases of assets that considered to be of low value. Lease payments on short-term leases and leases of low-value assets are recognised as an expense on a straight-line basis over the lease term. (ii) As lessor When the Group acts as a lessor, it classifies at lease inception (or when there is a lease modification) each of its leases as either an operating lease or a finance lease. Leases in which the Group does not transfer substantially all the risks and rewards incidental to ownership of an asset are classified as operating leases. When a contract contains lease and non-lease components, the Group allocates the consideration in the contract to each component on a relative stand-alone selling price basis. Rental income is accounted for on a straight-line basis over the lease terms and is included in revenue in the statement of profit or loss due to its operating nature. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognised over the lease term on the same basis as rental income. Contingent rents are recognised as revenue in the period in which they are earned. Leases that transfer substantially all the risks and rewards incidental to ownership of an underlying asset to the lessee are accounted for as finance leases. Leases (applicable before 1 January 2019) (i) As lessee Finance leases Leases where the Group has acquired substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalised at the lease’s commencement at the lower of the fair value of the assets and the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges. The corresponding rental obligations, net of finance charges, are included in the current portion of obligations under finance leases and obligations under finance leases, respectively. The interest element of the finance costs is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. Leased assets are depreciated using a straight-line basis over their expected useful lives to residual values. For sale and leaseback transactions resulting in a finance lease, the Group continues to recognise the transferred asset and recognise a financial liability equal to the transfer proceeds. Operating leases Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to profit or loss on a straight-line basis over the period of the lease. 153

Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2019 2.4 Summary of Significant Accounting Policies (continued) Leases (applicable before 1 January 2019) (continued) (i) As lessee (continued) Operating leases (continued) For sale and leaseback transactions resulting in an operating lease, differences between sales proceeds and net book values are recognised immediately in profit or loss, except to the extent that any profit or loss is compensated for by future lease payments at above or below the market value, then the profit or loss is deferred and amortised over the period for which the asset is expected to be used. (ii) As lessor Assets leased out under operating leases are included in property, plant and equipment in the statement of financial position. They are depreciated over their expected useful lives on a basis consistent with similar property, plant and equipment. Rental income is recognised on a straight-line basis over the lease term. Retirement benefits (i) Defined contribution plans The Group participates in schemes regarding pension and medical benefits for employees organised by the municipal governments of the relevant provinces. Contributions to these schemes are expensed as incurred. The Group also implements an additional defined contribution pension benefit scheme (annuity) for voluntary eligible employees. Contributions are made based on a percentage of the employees’ total salaries and are charged to profit or loss as incurred. (ii) Defined benefit plan The Group provides eligible retirees with certain post-retirement benefits including retirement subsidies, transportation allowance as well as other welfare. The defined post-retirement benefits are unfunded. The cost of providing benefits under the post-retirement benefit plan is determined using the projected unit credit actuarial valuation method. Remeasurements arising from the post-retirement benefit plan, comprising actuarial gains and losses, the effect of the asset ceiling (excluding net interest) and the return on plan assets (excluding net interest), are recognised immediately in the consolidated statement of financial position with a corresponding debit or credit to equity through other comprehensive income in the period in which they occur. Remeasurements are not reclassified to profit or loss in subsequent periods. Past service costs are recognised in profit or loss at the earlier of: • the date of the plan amendment or curtailment; and • the date that the Group recognises restructuring-related costs Net interest is calculated by applying the discount rate to the net defined benefit liability or asset. The Group recognises the following changes in the net defined benefit obligation under “Wages, salaries and benefits” and “Finance costs” in profit or loss: • service costs comprising current service costs, past-service costs, gains and losses on curtailments and non-routine settlements • net interest expense China Eastern Airlines Corporation Limited 2019 Annual Report 154Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2019 2.4 Summary of Significant Accounting Policies (continued) Leases (applicable before 1 January 2019) (continued) (i) As lessee (continued) Operating leases (continued) For sale and leaseback transactions resulting in an operating lease, differences between sales proceeds and net book values are recognised immediately in profit or loss, except to the extent that any profit or loss is compensated for by future lease payments at above or below the market value, then the profit or loss is deferred and amortised over the period for which the asset is expected to be used. (ii) As lessor Assets leased out under operating leases are included in property, plant and equipment in the statement of financial position. They are depreciated over their expected useful lives on a basis consistent with similar property, plant and equipment. Rental income is recognised on a straight-line basis over the lease term. Retirement benefits (i) Defined contribution plans The Group participates in schemes regarding pension and medical benefits for employees organised by the municipal governments of the relevant provinces. Contributions to these schemes are expensed as incurred. The Group also implements an additional defined contribution pension benefit scheme (annuity) for voluntary eligible employees. Contributions are made based on a percentage of the employees’ total salaries and are charged to profit or loss as incurred. (ii) Defined benefit plan The Group provides eligible retirees with certain post-retirement benefits including retirement subsidies, transportation allowance as well as other welfare. The defined post-retirement benefits are unfunded. The cost of providing benefits under the post-retirement benefit plan is determined using the projected unit credit actuarial valuation method. Remeasurements arising from the post-retirement benefit plan, comprising actuarial gains and losses, the effect of the asset ceiling (excluding net interest) and the return on plan assets (excluding net interest), are recognised immediately in the consolidated statement of financial position with a corresponding debit or credit to equity through other comprehensive income in the period in which they occur. Remeasurements are not reclassified to profit or loss in subsequent periods. Past service costs are recognised in profit or loss at the earlier of: • the date of the plan amendment or curtailment; and • the date that the Group recognises restructuring-related costs Net interest is calculated by applying the discount rate to the net defined benefit liability or asset. The Group recognises the following changes in the net defined benefit obligation under “Wages, salaries and benefits” and “Finance costs” in profit or loss: • service costs comprising current service costs, past-service costs, gains and losses on curtailments and non-routine settlements • net interest expense China Eastern Airlines Corporation Limited 2019 Annual Report 154

Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2019 2.4 Summary of Significant Accounting Policies (continued) Dividend distribution Dividend distribution to the Company’s shareholders is recognised as a liability in the consolidated financial statements in the period in which the dividends are approved by the Company’s shareholders. Proposed final dividends are disclosed in the notes to the consolidated financial statements. Fair value measurement The Group measures its derivative financial instruments and equity investments at fair value at the end of each reporting period. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either in the principal market for the asset or liability, or in the absence of a principal market, in the most advantageous market for the asset or liability. The principal or the most advantageous market must be accessible by the Group. The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest. A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use. The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximising the use of relevant observable inputs and minimising the use of unobservable inputs. All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorised within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole: Level 1 — based on quoted prices (unadjusted) in active markets for identical assets or liabilities Level 2 — based on valuation techniques for which the lowest level input that is significant to the fair value measurement is observable, either directly or indirectly Level 3 — based on valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable For assets and liabilities that are recognised in the financial statements on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by reassessing categorisation (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period. 155Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2019 2.4 Summary of Significant Accounting Policies (continued) Dividend distribution Dividend distribution to the Company’s shareholders is recognised as a liability in the consolidated financial statements in the period in which the dividends are approved by the Company’s shareholders. Proposed final dividends are disclosed in the notes to the consolidated financial statements. Fair value measurement The Group measures its derivative financial instruments and equity investments at fair value at the end of each reporting period. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either in the principal market for the asset or liability, or in the absence of a principal market, in the most advantageous market for the asset or liability. The principal or the most advantageous market must be accessible by the Group. The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest. A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use. The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximising the use of relevant observable inputs and minimising the use of unobservable inputs. All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorised within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole: Level 1 — based on quoted prices (unadjusted) in active markets for identical assets or liabilities Level 2 — based on valuation techniques for which the lowest level input that is significant to the fair value measurement is observable, either directly or indirectly Level 3 — based on valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable For assets and liabilities that are recognised in the financial statements on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by reassessing categorisation (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period. 155

Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2019 3 Significant Accounting Judgements and Estimates Estimates and judgements used in preparing the financial statements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below. (a) Passenger ticket breakage The Group recognises traffic revenues in accordance with the accounting policy stated in Note 2.4 to the consolidated financial statements. Passenger ticket breakage is recognised as revenue based on estimates. The Group estimates the value of passenger ticket breakage, reduces contract liabilities and recognises revenue at the scheduled flight date using a portfolio based approach. The breakage rate is estimated and constrained by reference to the historical trend of passenger ticket breakage. (b) Recognition of contract liabilities for frequent flyer program Passenger ticket sales earning mileage points under the Company’s frequent flyer program provide customers with mileage points earned and air transportation. A portion of passenger revenue attributable to the mileage points issued is deferred based on the relative stand-alone selling price approach. Significant assumptions are used in determining the estimated stand-alone selling price of mileage points, including the historical prices of equivalent flights and goods provided, which is estimated by reference to the quantitative value a program member receives by redeeming mileage points for flights and goods, and the estimated mileage points breakage. Mileage points breakage is estimated considering historical redemption pattern, current industry and economic trends and other relevant factors. Changes in the significant assumptions could have a significant effect on the balance of contract liabilities for frequent flyer program and the results of operations. (c) Provision for lease return costs for aircraft and engines Provision for lease return costs for aircraft and engines is recognised as part of the right-of-use assets and are depreciated during the lease term. The estimation of the provision is made taking into account anticipated aircraft and engines’ utilisation patterns, historical experience of actual return costs incurred and anticipated return costs, which are by reference to historical experience on returning similar airframe models and engines and aircraft return condition. Different judgements or estimates could significantly affect the estimated provision for lease return costs for aircraft and engines. (d) Retirement benefits The Group operates and maintains a defined retirement benefit plan which provides eligible retirees with benefits including retirement subsidies, transportation allowance as well as other welfare. The cost of providing the aforementioned benefits in the defined retirement benefit plan is actuarially determined and recognised over the employee’s service period by utilising various actuarial assumptions and using the projected unit credit method in accordance with the accounting policy stated in Note 2.4 to the consolidated financial statements. These assumptions include, without limitation, the selection of discount rate, annual rate of increase of per capita benefit payment and etc. The discount rate is based on management’s review of government bonds. The annual rate of increase of benefit payments is based on the general local economic conditions. Additional information regarding the retirement benefit plan is disclosed in Note 40 to the consolidated financial statements. (e) Deferred income tax Deferred tax assets are recognised for unused tax losses and deductible temporary difference to the extent that it is probable that taxable profit will be available against which the losses and deductible temporary difference can be utilised. Significant management judgement is required to determine the amount of deferred tax assets that can be recognised, based upon the likely timing and level of future taxable profits together with future tax planning strategies. China Eastern Airlines Corporation Limited 2019 Annual Report 156Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2019 3 Significant Accounting Judgements and Estimates Estimates and judgements used in preparing the financial statements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below. (a) Passenger ticket breakage The Group recognises traffic revenues in accordance with the accounting policy stated in Note 2.4 to the consolidated financial statements. Passenger ticket breakage is recognised as revenue based on estimates. The Group estimates the value of passenger ticket breakage, reduces contract liabilities and recognises revenue at the scheduled flight date using a portfolio based approach. The breakage rate is estimated and constrained by reference to the historical trend of passenger ticket breakage. (b) Recognition of contract liabilities for frequent flyer program Passenger ticket sales earning mileage points under the Company’s frequent flyer program provide customers with mileage points earned and air transportation. A portion of passenger revenue attributable to the mileage points issued is deferred based on the relative stand-alone selling price approach. Significant assumptions are used in determining the estimated stand-alone selling price of mileage points, including the historical prices of equivalent flights and goods provided, which is estimated by reference to the quantitative value a program member receives by redeeming mileage points for flights and goods, and the estimated mileage points breakage. Mileage points breakage is estimated considering historical redemption pattern, current industry and economic trends and other relevant factors. Changes in the significant assumptions could have a significant effect on the balance of contract liabilities for frequent flyer program and the results of operations. (c) Provision for lease return costs for aircraft and engines Provision for lease return costs for aircraft and engines is recognised as part of the right-of-use assets and are depreciated during the lease term. The estimation of the provision is made taking into account anticipated aircraft and engines’ utilisation patterns, historical experience of actual return costs incurred and anticipated return costs, which are by reference to historical experience on returning similar airframe models and engines and aircraft return condition. Different judgements or estimates could significantly affect the estimated provision for lease return costs for aircraft and engines. (d) Retirement benefits The Group operates and maintains a defined retirement benefit plan which provides eligible retirees with benefits including retirement subsidies, transportation allowance as well as other welfare. The cost of providing the aforementioned benefits in the defined retirement benefit plan is actuarially determined and recognised over the employee’s service period by utilising various actuarial assumptions and using the projected unit credit method in accordance with the accounting policy stated in Note 2.4 to the consolidated financial statements. These assumptions include, without limitation, the selection of discount rate, annual rate of increase of per capita benefit payment and etc. The discount rate is based on management’s review of government bonds. The annual rate of increase of benefit payments is based on the general local economic conditions. Additional information regarding the retirement benefit plan is disclosed in Note 40 to the consolidated financial statements. (e) Deferred income tax Deferred tax assets are recognised for unused tax losses and deductible temporary difference to the extent that it is probable that taxable profit will be available against which the losses and deductible temporary difference can be utilised. Significant management judgement is required to determine the amount of deferred tax assets that can be recognised, based upon the likely timing and level of future taxable profits together with future tax planning strategies. China Eastern Airlines Corporation Limited 2019 Annual Report 156

Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2019 3 Significant Accounting Judgements and Estimates (continued) (f) Provision for flight equipment spare parts Provision for flight equipment spare parts is made based on the difference between the carrying amount and the net realisable value. The net realisable value is estimated based on current market condition, historical experience and the Company’s future operation plan for the aircraft and related spare parts. The net realisable value may be adjusted significantly due to the change of market condition and the future plan for the aircraft and related spare parts. (g) Depreciation of property, plant and equipment Depreciation of components related to airframe and engine overhaul costs is based on the Group’s historical experience with similar airframe and engine models and taking into account anticipated overhaul costs, timeframe between each overhaul, ratio of actual flying hours and estimated flying hours between overhauls. Different judgements or estimates could significantly affect the estimated depreciation charge and the results of operations. Except for components related to engine overhaul costs, other property, plant and equipment are depreciated on a straight-line basis over the estimated useful lives, after taking into account the estimated residual value. The useful lives are based on the Group’s historical experience with similar assets and taking into account anticipated technological changes. The Group reviews the estimated useful lives of assets regularly in order to determine the amount of depreciation expense to be recorded during any reporting period. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates. (h) Estimated impairment of property, plant and equipment and intangible assets The Group tests whether property, plant and equipment and intangible assets have been impaired in accordance with the accounting policy stated in Note 2.4 to the consolidated financial statements. The recoverable amount of the cash-generating unit has been determined based on fair value less cost to sell and value-in-use calculations. Value-in-use calculations use cash flow projections based on financial budgets approved by management and certain key assumptions, such as passenger-kilometres yield level, load factor, aircraft utilisation rate and discount rates. (i) Impairment of goodwill The Group determines whether goodwill is impaired at least on an annual basis. This requires an estimation of the recoverable amount which is the higher of its value in use and its fair value less costs of disposal. Management uses the value in use of the cash-generating unit to which the goodwill is allocated to determine the recoverable amount. Estimating the value in use requires the Group to make an estimate of the projected future cash flows from the cash-generating unit and also to choose a suitable discount rate in order to calculate the present value of those cash flows. (j) Fair value of unlisted equity investments The unlisted equity investments have been valued based on a market-based valuation technique as detailed in Note 50 to the consolidated financial statements. The valuation requires the Group to determine the comparable companies (peers) and select the price multiple. In addition, the Group makes estimates about the discount for illiquidity and size differences. The Group classifies the fair value hierarchy of these investments as Level 3. (k) Leases — Estimating the incremental borrowing rate (applicable from 1 January 2019) The Group cannot readily determine the interest rate implicit in a lease, and therefore, it uses an incremental borrowing rate (“IBR”) to measure lease liabilities. The IBR is the rate of interest that the Group would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment. The IBR therefore reflects what the Group “would have to pay”, which requires estimation when no observable rates are available (such as for subsidiaries that do not enter into financing transactions) or when it needs to be adjusted to reflect the terms and conditions of the lease (for example, when leases are not in the subsidiary’s functional currency). The Group estimates the IBR using observable inputs (such as market interest rates) when available and is required to make certain entity-specific estimates (such as the subsidiary’s stand-alone credit rating) when necessary. 157Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2019 3 Significant Accounting Judgements and Estimates (continued) (f) Provision for flight equipment spare parts Provision for flight equipment spare parts is made based on the difference between the carrying amount and the net realisable value. The net realisable value is estimated based on current market condition, historical experience and the Company’s future operation plan for the aircraft and related spare parts. The net realisable value may be adjusted significantly due to the change of market condition and the future plan for the aircraft and related spare parts. (g) Depreciation of property, plant and equipment Depreciation of components related to airframe and engine overhaul costs is based on the Group’s historical experience with similar airframe and engine models and taking into account anticipated overhaul costs, timeframe between each overhaul, ratio of actual flying hours and estimated flying hours between overhauls. Different judgements or estimates could significantly affect the estimated depreciation charge and the results of operations. Except for components related to engine overhaul costs, other property, plant and equipment are depreciated on a straight-line basis over the estimated useful lives, after taking into account the estimated residual value. The useful lives are based on the Group’s historical experience with similar assets and taking into account anticipated technological changes. The Group reviews the estimated useful lives of assets regularly in order to determine the amount of depreciation expense to be recorded during any reporting period. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates. (h) Estimated impairment of property, plant and equipment and intangible assets The Group tests whether property, plant and equipment and intangible assets have been impaired in accordance with the accounting policy stated in Note 2.4 to the consolidated financial statements. The recoverable amount of the cash-generating unit has been determined based on fair value less cost to sell and value-in-use calculations. Value-in-use calculations use cash flow projections based on financial budgets approved by management and certain key assumptions, such as passenger-kilometres yield level, load factor, aircraft utilisation rate and discount rates. (i) Impairment of goodwill The Group determines whether goodwill is impaired at least on an annual basis. This requires an estimation of the recoverable amount which is the higher of its value in use and its fair value less costs of disposal. Management uses the value in use of the cash-generating unit to which the goodwill is allocated to determine the recoverable amount. Estimating the value in use requires the Group to make an estimate of the projected future cash flows from the cash-generating unit and also to choose a suitable discount rate in order to calculate the present value of those cash flows. (j) Fair value of unlisted equity investments The unlisted equity investments have been valued based on a market-based valuation technique as detailed in Note 50 to the consolidated financial statements. The valuation requires the Group to determine the comparable companies (peers) and select the price multiple. In addition, the Group makes estimates about the discount for illiquidity and size differences. The Group classifies the fair value hierarchy of these investments as Level 3. (k) Leases — Estimating the incremental borrowing rate (applicable from 1 January 2019) The Group cannot readily determine the interest rate implicit in a lease, and therefore, it uses an incremental borrowing rate (“IBR”) to measure lease liabilities. The IBR is the rate of interest that the Group would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment. The IBR therefore reflects what the Group “would have to pay”, which requires estimation when no observable rates are available (such as for subsidiaries that do not enter into financing transactions) or when it needs to be adjusted to reflect the terms and conditions of the lease (for example, when leases are not in the subsidiary’s functional currency). The Group estimates the IBR using observable inputs (such as market interest rates) when available and is required to make certain entity-specific estimates (such as the subsidiary’s stand-alone credit rating) when necessary. 157

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)

31 December 2019

4 Operating Segment Information

(a) CODM, office of the General Manager, reviews the Group's internal reporting in order to assess performance and allocate resources.

The Group has one reportable operating segment, reported as "airline transportation operations", which comprises the provision of passenger, cargo, mail delivery and ground service.

Other services including primarily tour operations, air catering and other miscellaneous services are not included within the airline transportation operations segment, as their internal reports are separately provided to the CODM. The results of these operations are included in the "other segments" column.

Inter-segment transactions are entered into under normal commercial terms and conditions that would be available to unrelated third parties.

In accordance with IFRS 8, segment disclosure has been presented in a manner that is consistent with the information used by the Group's CODM. The Group's CODM monitors the results, assets and liabilities attributable to each reportable segment based on financial results prepared under the PRC Accounting Standards for Business Enterprises (the "PRC Accounting Standards"), which differ from IFRSs in certain aspects. The amount of each material reconciling items from the Group's reportable segment revenues and profit before income tax, arising from different accounting policies are set out in Note 4(c) below.

The segment results for the year ended 31 December 2019 were as follows:

	Airline transportation operations RMB million	Other segments RMB million	Eliminations RMB million	Unallocated* RMB million	Total RMB million
Segment revenue					
Reportable segment revenue from external customers	119,240	1,620	–	–	120,860
Intersegment sales	–	2,052	(2,052)	–	–
Reportable segment revenue	119,240	3,672	(2,052)	–	120,860
Reportable segment profit before income tax	2,745	1,164	–	393	4,302
Other segment information					
Depreciation and amortisation	21,816	261	–	–	22,077
Impairment charges/Impairment losses on financial assets, net	20	–	–	–	20
Interest income	108	1	(13)	–	96
Interest expense	5,152	30	(13)	–	5,169
Capital expenditure	42,853	303	–	–	43,156

158 China Eastern Airlines Corporation Limited | 2019 Annual Report

Notes to the Financial Statements
(Prepared in accordance with International Financial Reporting Standards)
31 December 2019

4 Operating Segment Information (continued)

(a) CODM, office of the General Manager, reviews the Group's internal reporting in order to assess performance and allocate resources. (continued)

The segment results for the year ended 31 December 2018 were as follows:

	Airline transportation operations RMB million	Other segments RMB million	Eliminations RMB million	Unallocated* RMB million	Total RMB million
Segment revenue					
Reportable segment revenue from external customers	112,228	2,702	–	–	114,930
Intersegment sales	–	1,425	(1,425)	–	–
Reportable segment revenue	112,228	4,127	(1,425)	–	114,930
Reportable segment profit before income tax	2,723	622	–	522	3,867
Other segment information					
Depreciation and amortisation	15,051	251	–	–	15,302
Impairment charges/Impairment losses on financial assets, net	338	7	–	–	345
Interest income	118	1	(9)	–	110
Interest expense	3,721	15	(9)	–	3,727
Capital expenditure	30,670	508	–	–	31,178

The segment assets and liabilities as at 31 December 2019 and 31 December 2018 were as follows:

	Airline transportation operations RMB million	Other segments RMB million	Eliminations RMB million	Unallocated* RMB million	Total RMB million
At 31 December 2019					
Reportable segment assets	**274,578**	**6,225**	**(1,943)**	**4,076**	**282,936**
Reportable segment liabilities	**211,035**	**3,146**	**(1,943)**	**301**	**212,539**
At 31 December 2018					
Reportable segment assets	230,533	4,635	(2,248)	3,845	236,765
Reportable segment liabilities	176,836	2,712	(2,248)	113	177,413

* Unallocated assets primarily represent investments in associates and joint ventures, derivative financial instruments, equity investments designated at fair value through other comprehensive income and a financial asset at fair value through profit or loss. Unallocated results primarily represent the share of results of associates and joint ventures, fair value changes of derivative financial instruments, fair value changes of a financial asset at fair value through profit or loss and dividend income relating to equity investments.

159

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)

31 December 2019

4 Operating Segment Information (continued)

(b) The Group's business operates in three main geographical areas, even though they are managed on a worldwide basis.

The Group's revenues by geographical area are analysed based on the following criteria:

1) Traffic revenue from services within Mainland China (the PRC excluding the Hong Kong Special Administrative Region ("Hong Kong"), Macau Special Administrative Region ("Macau") and Taiwan, collectively known as "Regional") is classified as domestic operations. Traffic revenue from inbound and outbound services between overseas markets excluding Regional is classified as international operations.

2) Revenue from ticket handling services, ground services and other miscellaneous services are classified on the basis of where the services are performed.

	2019 RMB million	2018 RMB million
Domestic (the PRC, excluding Hong Kong, Macau and Taiwan)	80,058	76,517
International	37,082	34,744
Regional (Hong Kong, Macau and Taiwan)	3,846	4,017
	120,986	115,278

3) The major revenue-earning assets of the Group are its aircraft, all of which are registered in the PRC. Since the Group's aircraft are deployed flexibly across its route network, there is no suitable basis of allocating such assets and the related liabilities by geographic area and hence segment non-current assets and capital expenditure by geographic area are not presented. Except the aircraft, most non-current assets (except financial instruments) are registered and located in the PRC.

(c) Reconciliation of reportable segment revenues, profit, assets and liabilities to the consolidated figures as reported in the consolidated financial statements:

	Note	2019 RMB million	2018 RMB million
Revenue			
Reportable segment revenue		120,860	114,930
— Reclassification of taxes relating to the expired tickets	(i)	126	348
Consolidated revenue		120,986	115,278

160 China Eastern Airlines Corporation Limited | 2019 Annual Report

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)

31 December 2019

4 Operating Segment Information (continued)

(c) Reconciliation of reportable segment revenues, profit, assets and liabilities to the consolidated figures as reported in the consolidated financial statements: (continued)

	Note	2019 RMB million	2018 RMB million
Profit before income tax			
Reportable segment profit		4,302	3,867
– Differences in depreciation charges for aircraft and engines due to different depreciation lives	(ii)	(3)	(11)
Consolidated profit before income tax		4,299	3,856

	Notes	2019 RMB million	2018 RMB million
Assets			
Reportable segment assets		282,936	236,765
– Differences in depreciation charges for aircraft and engines due to different depreciation lives	(ii)	7	10
– Difference in intangible asset arising from the acquisition of Shanghai Airlines	(iii)	2,242	2,242
Consolidated assets		285,185	239,017

	2019 RMB million	2018 RMB million
Liabilities		
Reportable segment liabilities	212,539	177,413
– Others	–	3
Consolidated liabilities	212,539	177,416

Notes:

(i) The difference represents the different classification of sales related taxes under the PRC Accounting Standards and IFRSs.

(ii) The difference is attributable to the differences in the useful lives and residual values of aircraft and engines adopted for depreciation purposes in prior years under the PRC Accounting Standards and IFRSs. Despite the depreciation policies of these assets which have been unified under IFRSs and the PRC Accounting Standards in recent years, the changes were applied prospectively as changes in accounting estimates which result in the differences in the carrying amounts and related depreciation charges under IFRSs and the PRC Accounting Standards.

(iii) The difference represents the different measurement of the fair value of acquisition cost of the shares from Shanghai Airlines between the PRC Accounting standards and IFRSs, which results in the different measurement of goodwill.

161

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)

31 December 2019

5 Revenue

An analysis of revenue is as follows:

	2019 RMB million	2018 RMB million
Revenue from contracts with customers	120,796	115,210
Revenue from other sources		
Rental income	190	68
	120,986	115,278

Revenue from contracts with customers

(i) **Disaggregated revenue information**

For the year ended 31 December 2019

Segments	Airline transportation operations RMB million	Other operations RMB million	Total RMB million
Type of goods or services			
Traffic revenues			
– Passenger	110,416	–	110,416
– Cargo and mail	3,826	–	3,826
Tour operations income	–	878	878
Ground service income	1,180	–	1,180
Commission income	2,485	–	2,485
Others	1,269	742	2,011
Total revenue from contracts with customers	119,176	1,620	120,796
Geographical markets			
Domestic (the PRC, excluding Hong Kong, Macau and Taiwan)	78,248	1,620	79,868
International	37,082	–	37,082
Regional (Hong Kong, Macau and Taiwan)	3,846	–	3,846
Total revenue from contracts with customers	119,176	1,620	120,796

162 China Eastern Airlines Corporation Limited | 2019 Annual Report

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)

31 December 2019

5 Revenue (continued)

Revenue from contracts with customers (continued)

(i) **Disaggregated revenue information** (continued)

For the year ended 31 December 2018

Segments	Airline transportation operations RMB million	Other operations RMB million	Total RMB million
Type of goods or services			
Traffic revenues			
– Passenger	104,309	–	104,309
– Cargo and mail	3,627	–	3,627
Tour operations income	–	2,173	2,173
Ground service income	1,005	–	1,005
Commission income	2,199	–	2,199
Others	1,368	529	1,897
Total revenue from contracts with customers	112,508	2,702	115,210
Geographical markets			
Domestic (the PRC, excluding Hong Kong, Macau and Taiwan)	73,747	2,702	76,449
International	34,744	–	34,744
Regional (Hong Kong, Macau and Taiwan)	4,017	–	4,017
Total revenue from contracts with customers	112,508	2,702	115,210

Set out below is the reconciliation of the revenue from contracts with customers to the amounts disclosed in the segment information:

For the year ended 31 December 2019

Segments	Airline transportation operations RMB million	Other operations RMB million	Total RMB million
Revenue from contracts with customers			
External customers	119,176	1,620	120,796
Intersegment sales	–	2,052	2,052
Intersegment adjustment and eliminations	–	(2,052)	(2,052)
Total revenue from contracts with customers	119,176	1,620	120,796

163

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)

31 December 2019

5 Revenue (continued)

Revenue from contracts with customers (continued)

(i) **Disaggregated revenue information** (continued)

For the year ended 31 December 2018

Segments	Airline transportation operations RMB million	Other operations RMB million	Total RMB million
Revenue from contracts with customers			
External customers	112,508	2,702	115,210
Intersegment sales	–	1,425	1,425
Intersegment adjustment and eliminations	–	(1,425)	(1,425)
Total revenue from contracts with customers	112,508	2,702	115,210

The following table shows the amounts of revenue recognised in the current reporting period that were included in the contract liabilities at the beginning of the reporting period:

	2019 RMB million	2018 RMB million
Revenue recognised that was included in contract liabilities at the beginning of the year:		
Passenger transportation services	7,216	6,218

As at 31 December 2019, the contract liabilities for frequent flyer program amounted to RMB2,057 million. The table below presents the movements of the contract liabilities for frequent flyer program.

	2019 RMB million	2018 RMB million
At 1 January	2,286	1,994
Deferred during the year	1,613	1,519
Recognised as revenue during the year	(1,654)	(1,227)
At 31 December	2,245	2,286
Less: the related pending output value added tax therein	188	240
	2,057	2,046

164 China Eastern Airlines Corporation Limited | 2019 Annual Report

Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2019 5 Revenue (continued) Revenue from contracts with customers (continued) (ii) Performance obligations Information about the Group’s performance obligations is summarised below: Passenger transportation services The performance obligation is satisfied upon transportation services are provided. Payment in advance is required and reflected in sales in advance of carriage or frequent flyer program, both of which are included in contract liabilities. Cargo and mail transportation services The performance obligation is satisfied as services are rendered and payment is generally due within 10 days after the end of each month. Tour services The performance obligation is satisfied as services are rendered and payment in advance is generally required. Ground services The performance obligation is satisfied as services are rendered and payment is generally due within 45 days from the date of billing. Ticket cancellation and commission services The performance obligation is satisfied as the process of ticket cancellation or sales is completed and consideration normally has been received before the services are rendered. 165Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2019 5 Revenue (continued) Revenue from contracts with customers (continued) (ii) Performance obligations Information about the Group’s performance obligations is summarised below: Passenger transportation services The performance obligation is satisfied upon transportation services are provided. Payment in advance is required and reflected in sales in advance of carriage or frequent flyer program, both of which are included in contract liabilities. Cargo and mail transportation services The performance obligation is satisfied as services are rendered and payment is generally due within 10 days after the end of each month. Tour services The performance obligation is satisfied as services are rendered and payment in advance is generally required. Ground services The performance obligation is satisfied as services are rendered and payment is generally due within 45 days from the date of billing. Ticket cancellation and commission services The performance obligation is satisfied as the process of ticket cancellation or sales is completed and consideration normally has been received before the services are rendered. 165

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)
31 December 2019

6 Other Operating Income and Gains

	2019 RMB million	2018 RMB million
Co-operation routes income (note (a))	5,436	4,536
Routes subsidy income (note (b))	353	441
Other subsidy income (note (c))	535	453
Gain on disposal of items of property, plant and equipment	40	290
Gain on disposal of prepayments for land use rights	–	210
Gain on disposal of an associate	–	5
Dividend income from a financial asset at fair value through profit or loss	3	6
Dividend income from equity investments designated at fair value through other comprehensive income	19	23
Compensation from ticket sales agents	331	348
Gain on disposal of a subsidiary (Note 45)	64	–
Others	421	280
	7,202	6,592

Notes:

(a) Co-operation routes income represents subsidies granted by various local authorities and other parties, with which the Group developed certain routes to support the development of local economy. The amounts granted are calculated based on the agreements entered into by all parties.

(b) Routes subsidy income represents subsidies granted by various authorities to support certain international and domestic routes operated by the Group.

(c) Other subsidy income represents subsidies granted by various local authorities based on certain amounts of tax paid and other government grants.

(d) There are no unfulfilled conditions or other contingencies related to subsidies that were recognised for the years ended 31 December 2019 and 2018.

7 Operating Profit

Operating profit is stated after charging the following items:

	2019 RMB million	2018 RMB million
Amortisation of intangible assets (Note 20)	143	160
Depreciation of property, plant and equipment (Note 17)		
– owned	9,078	7,926
– leased (finance leases)	–	6,690
Depreciation of right-of-use assets (Note 19(b)) (2018: amortisation of prepayments for land use rights)	12,298	43
Depreciation of investment properties (Note 18)	25	26
Amortisation of long-term deferred assets included in other non-current assets	536	468
Consumption of flight equipment spare parts	1,013	1,088
Auditors' remuneration	18	17
Foreign exchange differences, net (Note 13)	990	2,040

166 China Eastern Airlines Corporation Limited | 2019 Annual Report

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)

31 December 2019

8 Wages, Salaries and Benefits

	2019 RMB million	2018 RMB million
Wages, salaries, bonuses and allowances	19,385	17,865
Employee welfare and benefits	143	170
Pension (Note 40(a))	2,571	2,306
Medical insurance (note (a))	789	706
Staff housing fund (note (b))	1,056	948
Staff housing allowances (note (c))	186	109
Early retirement benefits (note (d))	22	30
	24,152	22,134

Notes:

(a) Medical insurance

Majority of the Group's PRC employees participate in the medical insurance schemes organised by municipal governments.

(b) Staff housing fund

In accordance with the relevant PRC housing regulations, the Group is required to contribute to the state-sponsored housing fund for its employees. At the same time, the employees are required to contribute an amount equal to the Group's contribution. The employees are entitled to claim the entire sum of the fund contributed under certain specified withdrawal circumstances. The Group has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits.

(c) Staff housing allowances

The Group also provides staff housing allowances in cash to eligible employees. The total entitlement of an eligible employee is principally provided over a period of 20 years. Upon an eligible employee's resignation or retirement, his or her entitlement would cease and any unpaid entitlement related to past service up to the date of resignation or retirement would be paid.

(d) Early retirement benefits

The Group implements an early retirement scheme which allows eligible employees to early retire on a voluntary basis. The Group undertakes the obligations to pay the early retirement employees' basic salaries and certain welfare in the future on a monthly basis according to the early retirement scheme, together with social insurance and housing fund pursuant to the regulation of the local government. The benefits of the early retirement scheme are calculated based on factors including the remaining number of years of service from the date of early retirement to the normal retirement date and the benefits the early retirement employees enjoyed. The present value of the future cash flows expected to be required to settle the obligations is recognised as a provision in "other long-term liabilities".

167

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)

31 December 2019

8 Wages, Salaries and Benefits (continued)

Notes: (continued)

(e) Directors' and executives' remuneration

Directors' and chief executive's remuneration for the year, disclosed pursuant to the Listing Rules, section 383(1)(a), (b), (c) and (f) of the Hong Kong Companies Ordinance and Part 2 of the Companies (Disclosure of Information about Benefits of Directors) Regulation, is as follows:

	2019 RMB'000	2018 RMB'000
Fees	805	800
Other emoluments:		
Salaries, allowances and benefits in kind	665	1,464
Performance related bonuses*	—	—
Pension scheme contributions	21	41
	1,491	2,305

* No executive directors of the Company are entitled to bonus payments which are determined as a percentage of the profit after tax of the Group.

2019

	Fees RMB'000	Salaries, allowances and benefits in kind RMB'000	Performance related bonuses RMB'000	Pension scheme contributions RMB'000	Total RMB'000
Executive Directors					
Liu Shaoyong*	—	—	—	—	—
Ma Xulun*&****	—	—	—	—	—
Wang Junjin**	—	—	—	—	—
Li Yangmin*&**	—	—	—	—	—
Tang Bing*&**	—	—	—	—	—
Yuan Jun*	—	—	—	—	—
Independent non-executive Directors					
Lin Wanli	—	—	—	—	—
Li Ruoshan***	200	—	—	—	200
Ma Weihua***	200	—	—	—	200
Shao Ruiqing	200	—	—	—	200
Cai Hongping	200	—	—	—	200
Dong Xuebo**	5	—	—	—	5
Supervisors					
Xi Sheng*	—	—	—	—	—
Gao Feng	—	665	—	21	686
Li Jinde*&***	—	—	—	—	—
Fang Zhaoya*&**	—	—	—	—	—
Total	805	665	—	21	1,491

168 China Eastern Airlines Corporation Limited | 2019 Annual Report

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)
31 December 2019

8 Wages, Salaries and Benefits (continued)

Notes: (continued)

(e) Directors' and executives' remuneration (continued)

2018

	Fees RMB'000	Salaries, allowances and benefits in kind RMB'000	Performance related bonuses RMB'000	Pension scheme contributions RMB'000	Total RMB'000
Executive Directors					
Liu Shaoyong*	–	–	–	–	–
Ma Xulun*&****	–	–	–	–	–
Xu Zhao*&***	–	–	–	–	–
Gu Jiadan*&***	–	–	–	–	–
Li Yangmin*&***	–	–	–	–	–
Tang Bing*&***	–	–	–	–	–
Tian Liuwen*&***	–	–	–	–	–
Yuan Jun**	–	867	–	14	881
Independent non-executive Directors					
Lin Wanli**	–	–	–	–	–
Li Ruoshan	200	–	–	–	200
Ma Weihua	200	–	–	–	200
Shao Ruiqing	200	–	–	–	200
Cai Hongping	200	–	–	–	200
Supervisors					
Xi Sheng*	–	–	–	–	–
Gao Feng**	–	251	–	19	270
Li Jinde*&**	–	–	–	–	–
Ba Shengji*&***	–	–	–	–	–
Hu Jidong*&***	–	–	–	–	–
Feng Jinxiong*****	–	346	–	8	354
Jia Shaojun*&***	–	–	–	–	–
Total	800	1,464	–	41	2,305

* These directors and supervisors of the Company received emoluments from CEA Holding, the parent company, part of which were in respect of their services to the Company and its subsidiaries. No apportionment has been made as it is impracticable to apportion this amount between their services to the Group and their services to CEA Holding.

** These directors and supervisors of the Company were newly appointed or elected during the years ended 31 December 2019 and 2018, respectively.

*** These directors and supervisors of the Company resigned during the years ended 31 December 2019 and 2018, respectively.

**** Mr. Ma Xulun resigned on 1 February 2019.

***** Mr. Feng Jinxiong passed away due to illness during the year ended 31 December 2018.

During the years ended 31 December 2019 and 2018, no directors and supervisors waived their emoluments.

169

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)

31 December 2019

8 Wages, Salaries and Benefits (continued)

Notes: (continued)

(f) Five highest paid individuals

None of the Company's directors and supervisors was among the five highest paid individuals in the Group for the year ended 31 December 2019 (2018: Nil). The emoluments payable to the five highest paid individuals were as follows:

	2019 RMB'000	2018 RMB'000
Wages, salaries and allowances	11,413	8,938
Pension scheme contributions	185	172
	11,598	9,110

The number of five highest paid individuals whose emoluments fell within the following bands is as follows:

	Number of individuals 2019	2018
HK$2,000,001 to HK$2,500,000	2	5
HK$2,500,001 to HK$3,000,000	2	–
HK$3,000,001 to HK$3,500,000	1	–

During the year ended 31 December 2019, no emoluments were paid by the Group to the directors, supervisors and the five highest paid individuals as an inducement to join or upon joining the Group, or as a compensation for loss of office (2018: Nil).

9 Impairment Charges

	2019 RMB million	2018 RMB million
Impairment charge on property, plant and equipment (Note 17)	4	15
Write-down of flight equipment spare parts to net realisable value (Note 27)	–	301
Impairment charge on assets classified as held for sale	–	2
	4	318

10 Impairment Losses on Financial Assets, Net

	2019 RMB million	2018 RMB million
Reversal of impairment losses on trade receivables (Note 28)	(6)	(21)
Impairment losses on other receivables (Note 30)	22	48
	16	27

11 Fair Value Changes of Derivative Financial Instruments

	2019 RMB million	2018 RMB million
Forward currency contracts	–	311

12 Finance Income

	2019 RMB million	2018 RMB million
Interest income	96	110

170 China Eastern Airlines Corporation Limited | 2019 Annual Report

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)
31 December 2019

13 Finance Costs

	2019 RMB million	2018 RMB million
Interest on bank borrowings	1,149	1,569
Interest relating to lease liabilities (Note 19(c))	3,894	–
Interest relating to obligations under finance leases	–	2,440
Interest relating to post-retirement benefit obligations	92	106
Interest relating to provision for lease return costs for aircraft and engines	270	–
Interest on bonds and debentures	520	468
Interest relating to interest rate swap contracts	(68)	(6)
Less: amounts capitalised into advanced payments on acquisition of aircraft (note (a))	(687)	(850)
	5,170	3,727
Foreign exchange losses, net (note (b))	990	2,040
	6,160	5,767

Notes:

(a) The weighted average interest rate used for interest capitalisation was 3.51% per annum for the year ended 31 December 2019 (For the year ended 31 December 2018: 3.54%).

(b) The exchange gains and losses primarily related to the translation of the Group's foreign currency denominated borrowings and lease liabilities. (2018: obligations under finance leases).

14 Income Tax Expense

Income tax charged to profit or loss was as follows:

	2019 RMB million	2018 RMB million
Income tax	942	1,220
Deferred taxation	(123)	(294)
	819	926

Pursuant to the "Notice of the Ministry of Finance, the State Administration of Taxation and the General Administration of Customs on Issues Concerning Relevant Tax Policies for Enhancing the Implementation of Western Region Development Strategy" (Cai Shui [2011] No. 58), and other series of tax regulations, enterprises located in the western regions and engaged in the industrial activities as listed in the "Catalogue of Encouraged Industries in Western Regions", will be entitled to a reduced corporate income tax rate of 15% from 2011 to 2020 upon approval from the tax authorities. CEA Yunnan, a subsidiary of the Company, obtained approval from the tax authorities and has been entitled to a reduced corporate income tax rate of 15% from 1 January 2011. The Company's Sichuan branch, Gansu branch and Xibei branch also obtained approvals from the respective tax authorities and are entitled to a reduced corporate income tax rate of 15%. The subsidiaries incorporated in Hong Kong are subject to Hong Kong profits tax rate of 16.5% (2018: 16.5%). Eastern E-Commerce, a subsidiary of the Company, qualified for High and New Technology Enterprise (HNTE) status with HNTE certificate No.GR201831003674 issued by the relative authorities, has been entitled to a reduced corporate income tax rate of 15% from 1 January 2018 as approved by the tax authorities.

171

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)

31 December 2019

14 Income Tax Expense (continued)

The Company and its subsidiaries, except for CEA Yunnan, Eastern E-Commerce, Sichuan branch, Gansu branch, Xibei branch and those incorporated in Hong Kong, are generally subject to the PRC standard corporate income tax rate of 25% (2018: 25%).

A reconciliation of the tax expense applicable to profit before tax at the statutory rates for the countries in which the Company and the majority of its subsidiaries are domiciled to the tax expense at the effective tax rates is as follows:

	2019 RMB million	2018 RMB million
Profit before income tax	4,299	3,856
Tax calculated at the tax rate of 25% (2018: 25%)	1,075	964
Lower tax rates enacted by local authority	(139)	(93)
Share of results of associates and joint ventures	(71)	(51)
Income not subject to tax	(36)	(9)
Expenses not deductible for tax	128	88
Utilisation of previously unrecognised tax losses	(11)	(60)
Unrecognised tax losses for the year	17	28
Utilisation of previously unrecognised deductible temporary differences	(8)	(1)
Unrecognised deductible temporary differences	3	23
Adjustments in respect of current tax of previous periods	(34)	61
Super deduction of research and development costs	(27)	(24)
Income tax deduction of purchase of special equipment for production safety	(78)	–
Tax charge	819	926
Effective tax rate	19.05%	24.01%

The Group operates international flights to overseas destinations. There was no material overseas taxation for the years ended 31 December 2019 and 2018, as there are tax treaties between the PRC and the corresponding jurisdictions (including Hong Kong) relating to the aviation business.

15 Dividends

	2019 RMB million	2018 RMB million
Proposed final — RMB0.050 (2018: Nil) per ordinary share	819	–

On 31 March 2020, the Board approved the 2019 profit distribution plan to propose cash dividend for 2019 of RMB0.050 per share (before tax), totaling RMB0.819 billion (before tax) based on 16,379,509,203 shares of the Company. The aforesaid profit distribution proposal is subject to approval by the shareholders at the forthcoming 2019 annual general meeting of the Company.

16 Earnings Per Share

The calculation of basic earnings per share was based on the profit attributable to equity holders of the Company of RMB3,192 million (2018: RMB2,698 million) and the weighted average number of shares of 15,104,893,522 (2018: 14,467,585,682) in issue during the year ended 31 December 2019. The Company had no potentially dilutive options or other financial instruments relating to the ordinary shares in issue during the years ended 31 December 2019 and 2018.

172 China Eastern Airlines Corporation Limited | 2019 Annual Report

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)

31 December 2019

17 Property, Plant and Equipment

	Aircraft, engines and flight equipment					
	Owned RMB million	Held under finance leases RMB million	Buildings RMB million	Other property, plant and equipment RMB million	Construction in progress RMB million	Total RMB million
31 December 2019						
At 31 December 2018, net of accumulated depreciation and impairment	68,565	94,416	8,530	4,174	4,419	180,104
Effect of adoption of IFRS 16	–	(94,416)	–	–	–	(94,416)
At 1 January 2019 (restated)	68,565	–	8,530	4,174	4,419	85,688
Additions	4,137	–	(41)	716	3,242	8,054
Disposals	(10)	–	(40)	(41)	–	(91)
Transfer from construction in progress	–	–	3,523	214	(3,737)	–
Transfer from advanced payments on acquisition of aircraft	335	–	–	–	–	335
Transfer from investment properties (Note 18)	–	–	76	–	–	76
Transfer from right-of-use assets (Note 19(b))	14,264	–	–	–	–	14,264
Transfer to investment properties (Note 18)	–	–	(23)	–	–	(23)
Transfer from/(to) other non-current assets	–	–	–	309	(67)	242
Disposal of a subsidiary (Note 45)	–	–	(8)	(18)	–	(26)
Depreciation provided during the year	(7,812)	–	(363)	(903)	–	(9,078)
Impairment	–	–	–	(4)	–	(4)
At 31 December 2019, net of accumulated depreciation and impairment	79,479	–	11,654	4,447	3,857	99,437
At 31 December 2019:						
Cost	133,845	–	14,153	10,217	3,857	162,072
Accumulated depreciation and impairment	(54,366)	–	(2,499)	(5,770)	–	(62,635)
Net carrying amount	79,479	–	11,654	4,447	3,857	99,437

173

Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2019 17 Property, Plant and Equipment (continued) As at 31 December 2019, the ownership certificates of buildings with a net carrying amount of RMB9,206 million have not been obtained. The directors of the Company are of the opinion that the Group legally owns and has the rights to use the aforesaid buildings, and that there is no material adverse impact on the overall financial position of the Group. The following table indicates the cost and net carrying amount of the Group’s aircraft pledged as collateral under certain borrowing arrangements (Note 38): 2019 2018 Net carrying Net carrying Cost amount Cost amount RMB million RMB million RMB million RMB million Aircraft — pledged as collateral 10,819 7,243 11,752 8,391 China Eastern Airlines Corporation Limited 2019 Annual Report 174Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2019 17 Property, Plant and Equipment (continued) As at 31 December 2019, the ownership certificates of buildings with a net carrying amount of RMB9,206 million have not been obtained. The directors of the Company are of the opinion that the Group legally owns and has the rights to use the aforesaid buildings, and that there is no material adverse impact on the overall financial position of the Group. The following table indicates the cost and net carrying amount of the Group’s aircraft pledged as collateral under certain borrowing arrangements (Note 38): 2019 2018 Net carrying Net carrying Cost amount Cost amount RMB million RMB million RMB million RMB million Aircraft — pledged as collateral 10,819 7,243 11,752 8,391 China Eastern Airlines Corporation Limited 2019 Annual Report 174

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)

31 December 2019

17 Property, Plant and Equipment (continued)

	Aircraft, engines and flight equipment					
	Owned RMB million	Held under finance leases RMB million	Buildings RMB million	Other property, plant and equipment RMB million	Construction in progress RMB million	Total RMB million
31 December 2018						
At 31 December 2017 and at 1 January 2018:						
Cost	111,297	105,801	8,809	7,934	3,705	237,546
Accumulated depreciation and impairment	(42,303)	(21,041)	(2,331)	(5,015)	–	(70,690)
Net carrying amount	68,994	84,760	6,478	2,919	3,705	166,856
At 1 January 2018, net of accumulated depreciation and impairment	68,994	84,760	6,478	2,919	3,705	166,856
Additions	6,057	9,821	32	1,192	4,181	21,283
Disposals	(3,304)	(1,332)	(202)	(54)	–	(4,892)
Transfer from construction in progress	–	–	2,909	548	(3,457)	–
Transfer from advanced payments on acquisition of aircraft	824	10,696	–	–	–	11,520
Transfer from investment properties (Note 18)	–	–	18	–	–	18
Transfer to investment properties (Note 18)	–	–	(386)	–	–	(386)
Assets included in assets classified as held for sale	(13)	–	–	–	–	(13)
Transfer from/(to) other non-current assets	–	–	–	359	(10)	349
Depreciation provided during the year	(6,798)	(6,709)	(318)	(791)	–	(14,616)
Impairment	(15)	–	–	–	–	(15)
Transfers	2,820	(2,820)	(1)	1	–	–
At 31 December 2018, net of accumulated depreciation and impairment	68,565	94,416	8,530	4,174	4,419	180,104
At 31 December 2018:						
Cost	111,968	117,824	10,689	9,462	4,419	254,362
Accumulated depreciation and impairment	(43,403)	(23,408)	(2,159)	(5,288)	–	(74,258)
Net carrying amount	68,565	94,416	8,530	4,174	4,419	180,104

175

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)

31 December 2019

18 Investment Properties

	2019 RMB million	2018 RMB million
Cost		
At 1 January	940	392
Transfer from property, plant and equipment (Note 17)	35	474
Transfer from right-of-use assets (Note 19(b))	13	–
Transfer from intangible assets	–	98
Transfer to property, plant and equipment (Note 17)	(101)	(24)
Transfer to right-of-use assets (Note 19(b))	(4)	–
At 31 December	883	940
Accumulated depreciation		
At 1 January	216	90
Transfer from property, plant and equipment (Note 17)	12	88
Transfer from right-of-use assets (Note 19(b))	3	–
Transfer from intangible assets	–	18
Transfer to property, plant and equipment (Note 17)	(25)	(6)
Transfer to right-of-use assets (Note 19(b))	(1)	–
Charge for the year (Note 7)	25	26
At 31 December	230	216
Net book amount		
At 31 December	653	724

As at 31 December 2019, the fair value of the investment properties was approximately RMB1,125 million (2018: RMB1,127 million) according to a valuation performed by an independent professionally qualified valuer.

The investment properties are leased to third parties and related parties under operating leases. Rental income totalling RMB100 million (2018: RMB63 million) was received by the Group during the year in respect of the leases.

As at 31 December 2019, the carrying amount of the investment properties for which the ownership certificates of buildings have not been obtained was RMB451 million (2018: RMB498 million). The directors of the Company are of the opinion that the Group legally owns and has the rights to use the aforesaid investment properties, and that there is no material adverse impact on the overall financial position of the Group.

176 China Eastern Airlines Corporation Limited | 2019 Annual Report

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)

31 December 2019

18 Investment Properties (continued)

Fair value hierarchy

The following table illustrates the fair value measurement hierarchy of the Group's investment properties:

	Fair value measurement using			
Buildings	Quoted prices in active markets (Level 1) RMB million	Significant observable inputs (Level 2) RMB million	Significant unobservable inputs (Level 3) RMB million	Total RMB million
Not measured at fair value but fair value is disclosed:				
As at 31 December 2019	–	144	981	1,125
As at 31 December 2018	–	243	884	1,127

During the year, there were no transfers of fair value measurements between Level 1 and Level 2 and no transfers into or out of Level 3 (2018: Nil).

The fair values of the buildings with comparable market prices have been estimated using significant observable inputs and calculated by adjusted market prices considering the condition and location of the buildings.

The fair values of the buildings without comparable market prices have been estimated by a discounted cash flow valuation model using significant unobservable inputs such as the estimated rental value, rent growth, long term vacancy rate and discount rate.

19 Leases

The Group as a lessee

The Group has lease contracts for various items of aircraft, engines, buildings and others used in its operations. Lump sum payments were made upfront to acquire the leased land from the owners with lease periods of 50 years, and no ongoing payments will be made under the terms of these land leases. As at 31 December 2019, the Group had 462 aircraft (2018: 450 aircraft) under leases, which generally have lease terms between 8 and 12 years. Leases of engines generally have lease terms between 8 and 12 years, while buildings generally have lease terms between 2 and 10 years. Others, including motor vehicles, generally have lease term between 2 to 5 years. The Group also has lease contracts for buildings and equipment with lease terms of 12 months or less or is individually of low value. Generally, the Group is restricted from assigning and subleasing the leased assets outside the Group.

177

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)

31 December 2019

19 Leases (continued)

The Group as a lessee (continued)

(a) Prepayments for land use rights (before 1 January 2019)

	RMB million
Carrying amount at 1 January 2018	1,717
Recognised in profit or loss during the year	(330)
Carrying amount at 31 December 2018	1,387

(b) Right-of-use assets

The carrying amounts of the Group's right-of-use assets and the movements during the year are as follows:

	Aircraft, and engines RMB million	Prepayments for land use rights RMB million	Buildings RMB million	Others RMB million	Total RMB million
Cost at 1 January 2019,					
net of accumulated depreciation	126,417	1,387	496	12	128,312
Additions	26,315	1	622	73	27,011
Transfer from investment properties (Note 18)	–	3	–	–	3
Transfer to property, plant and equipment (Note 17)	(14,264)	–	–	–	(14,264)
Transfer to investment properties (Note 18)	–	(10)	–	–	(10)
Disposal of a subsidiary (Note 45)	–	–	(10)	–	(10)
Disposals	(40)	–	–	–	(40)
Depreciation provided during the year	(11,964)	(38)	(284)	(12)	(12,298)
At 31 December 2019	126,464	1,343	824	73	128,704
At 31 December 2019:					
Cost	172,690	1,662	1,108	85	175,545
Accumulated depreciation	(46,226)	(319)	(284)	(12)	(46,841)
Net carrying amount	126,464	1,343	824	73	128,704

178 China Eastern Airlines Corporation Limited | 2019 Annual Report

Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2019 19 Leases (continued) The Group as a lessee (continued) (c) Lease liabilities The carrying amount of lease liabilities and the movements during the year are as follows: 2019 2018 Lease Obligations under liabilities finance lease RMB million RMB million Carrying amount at 1 January 77,427 66,868 Effect of adoption IFRS 16 31,879 — Carrying amount at 1 January (restated) 109,306 66,868 New leases 24,023 18,769 Effect of foreign exchange 851 1,419 Disposal of a subsidiary (Note 45) (10) — Accretion of interest recognised during the year 3,894 2,440 Payments (27,789) (12,069) Carrying amount at 31 December 110,275 77,427 Analysed into: Current portion 15,590 9,364 Non-current portion 94,685 68,063 The maturity analysis of lease liabilities (2018: obligations under finance leases) is disclosed in Note 51 to the consolidated financial statements. (d) The amounts recognised in profit or loss in relation to leases are as follows: 2019 RMB million Interest on lease liabilities 3,894 Depreciation charge of right-of-use assets 12,298 Low value and short-term lease rental 631 Total amount recognised in profit or loss 16,823 (e) The Group has no significant lease contracts that include extension and termination options or contains variable payments. (f) The total cash outflow for leases and future cash outflows relating to leases that have not yet commenced are disclosed in Notes 46(d) and 47, respectively, to the consolidated financial statements. 179Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2019 19 Leases (continued) The Group as a lessee (continued) (c) Lease liabilities The carrying amount of lease liabilities and the movements during the year are as follows: 2019 2018 Lease Obligations under liabilities finance lease RMB million RMB million Carrying amount at 1 January 77,427 66,868 Effect of adoption IFRS 16 31,879 — Carrying amount at 1 January (restated) 109,306 66,868 New leases 24,023 18,769 Effect of foreign exchange 851 1,419 Disposal of a subsidiary (Note 45) (10) — Accretion of interest recognised during the year 3,894 2,440 Payments (27,789) (12,069) Carrying amount at 31 December 110,275 77,427 Analysed into: Current portion 15,590 9,364 Non-current portion 94,685 68,063 The maturity analysis of lease liabilities (2018: obligations under finance leases) is disclosed in Note 51 to the consolidated financial statements. (d) The amounts recognised in profit or loss in relation to leases are as follows: 2019 RMB million Interest on lease liabilities 3,894 Depreciation charge of right-of-use assets 12,298 Low value and short-term lease rental 631 Total amount recognised in profit or loss 16,823 (e) The Group has no significant lease contracts that include extension and termination options or contains variable payments. (f) The total cash outflow for leases and future cash outflows relating to leases that have not yet commenced are disclosed in Notes 46(d) and 47, respectively, to the consolidated financial statements. 179

Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2019 19 Leases (continued) The Group as a lessor The Group leases its investment properties (Note 18 to the consolidated financial statements) consisting of around 68 industrial properties in the PRC under operating lease arrangements, with leases negotiated for terms ranging from two to fourteen years. The terms of the leases generally require the tenants to pay security deposits and provide for periodic rent adjustments according to the then prevailing market conditions. Rental income recognised by the Group during the year was RMB190 million (2018:RMB68 million), details of which are included in Note 5 to the consolidated financial statements. At 31 December 2019, the undiscounted lease payments receivable by the Group in future periods under non-cancellable operating leases with its tenants are as follows: 2019 RMB million Within one year 165 After one year but within two years 149 After two years but within three years 144 After three years but within four years 139 After four years but within five years 138 After five years 221 956 China Eastern Airlines Corporation Limited 2019 Annual Report 180Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2019 19 Leases (continued) The Group as a lessor The Group leases its investment properties (Note 18 to the consolidated financial statements) consisting of around 68 industrial properties in the PRC under operating lease arrangements, with leases negotiated for terms ranging from two to fourteen years. The terms of the leases generally require the tenants to pay security deposits and provide for periodic rent adjustments according to the then prevailing market conditions. Rental income recognised by the Group during the year was RMB190 million (2018:RMB68 million), details of which are included in Note 5 to the consolidated financial statements. At 31 December 2019, the undiscounted lease payments receivable by the Group in future periods under non-cancellable operating leases with its tenants are as follows: 2019 RMB million Within one year 165 After one year but within two years 149 After two years but within three years 144 After three years but within four years 139 After four years but within five years 138 After five years 221 956 China Eastern Airlines Corporation Limited 2019 Annual Report 180

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)
31 December 2019

20 Intangible Assets

	Goodwill (note (a)) RMB million	Computer software RMB million	Others (note (b)) RMB million	Total RMB million
31 December 2019				
Cost at 1 January 2019,				
net of accumulated amortisation	11,270	339	–	11,609
Additions	–	199	–	199
Transfer from construction in process	–	36	–	36
Disposals	–	(3)	–	(3)
Amortisation provided during the year	–	(143)	–	(143)
At 31 December 2019	11,270	428	–	11,698
At 31 December 2019:				
Cost	11,270	1,301	98	12,669
Accumulated amortisation	–	(873)	(98)	(971)
Net carrying amount	11,270	428	–	11,698
31 December 2018				
Cost at 1 January 2018,				
net of accumulated amortisation	11,270	293	33	11,596
Additions	–	166	–	166
Transfer from construction in process	–	7	–	7
Amortisation provided during the year	–	(127)	(33)	(160)
At 31 December 2018	11,270	339	–	11,609
At 31 December 2018:				
Cost	11,270	1,077	98	12,445
Accumulated amortisation	–	(738)	(98)	(836)
Net carrying amount	11,270	339	–	11,609

Notes:

(a) The balance represents goodwill arising from the acquisition of Shanghai Airlines. The value of the goodwill is attributable to strengthening the competitiveness of the Group's airline transportation operations, attaining synergy through integration of the resources and accelerating the development of international air transportation in Shanghai. For the purpose of impairment assessment, goodwill was allocated to the cash-generating unit ("CGU") that the Group operates and benefits from the acquisition.

The recoverable amount of the CGU has been determined based on a value-in-use calculation using cash flow projections based on a financial budget approved by senior management. The discount rate after tax applied to the post-tax cash flow projections is 9.5% (2018: 10%). The growth rate used to extrapolate the cash flows of the above cash-generating unit beyond the five-year period is 3% (2018: 3%), which does not exceed the long-term average growth rate for the business in which the CGU operates. No impairment for the goodwill was required based on the value-in-use calculation as at the reporting date.

(b) The balance represents the costs incurred to acquire the use right of certain flight schedules (i.e. timeslots for flights' taking off/landing).

181

Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2019 21 Investments in Associates 2019 2018 RMB million RMB million Share of net assets 1,977 1,696 The movements in investments in associates were as follows: 2019 2018 RMB million RMB million At 1 January 1,696 1,654 Additions 95 — Share of results of associates 265 170 Share of revaluation on equity investments designated at fair value through other comprehensive income held by an associate 7 (24) Share of other equity changes of an associate 8 — Dividend received during the year (85) (104) Disposal of a subsidiary (Note 45) (9) — At 31 December 1,977 1,696 China Eastern Airlines Corporation Limited 2019 Annual Report 182Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2019 21 Investments in Associates 2019 2018 RMB million RMB million Share of net assets 1,977 1,696 The movements in investments in associates were as follows: 2019 2018 RMB million RMB million At 1 January 1,696 1,654 Additions 95 — Share of results of associates 265 170 Share of revaluation on equity investments designated at fair value through other comprehensive income held by an associate 7 (24) Share of other equity changes of an associate 8 — Dividend received during the year (85) (104) Disposal of a subsidiary (Note 45) (9) — At 31 December 1,977 1,696 China Eastern Airlines Corporation Limited 2019 Annual Report 182

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)

31 December 2019

21 Investments in Associates (continued)

Particulars of the principal associates, which are limited liability companies, are as follows:

Company name	Place of establishment and operation and date of establishment	Registered capital		Attributable equity interest		Principal activities
		2019 Million	2018 Million	2019	2018	
Eastern Air Group Finance Co., Ltd. ("Eastern Air Finance Company")	PRC/Mainland China 6 December 1995	RMB2,000	RMB2,000	25%	25%	Provision of financial services to group companies of CEA Holding
China Eastern Air Catering Investment Co., Ltd.	PRC/Mainland China 17 November 2003	RMB350	RMB350	45%	45%	Provision of air catering services
Shanghai Pratt & Whitney Aircraft Engine Maintenance Co., Ltd. ("Shanghai P&W") (note)	PRC/Mainland China 28 March 2008	USD40	USD40	51%	51%	Provision of aircraft, engine and other related components maintenance services
New Shanghai International Tower Co., Ltd.	PRC/Mainland China 17 November 1992	RMB167	RMB167	20%	20%	Property development provision and management services
Eastern Aviation Import & Export Co., Ltd. ("Eastern Import & Export")	PRC/Mainland China 9 June 1993	RMB80	RMB80	45%	45%	Provision of aviation equipment and spare parts purchase
Eastern Aviation Advertising Service Co., Ltd. ("Eastern Advertising")	PRC/Mainland China 4 March 1986	RMB200	RMB200	45%	45%	Provision of aviation advertising agency services
Shanghai Collins Aviation Maintenance Service Co., Ltd. ("Collins Aviation")	PRC/Mainland China 27 September 2002	USD7	USD7	35%	35%	Provision of airline electronic product maintenance services
Shanghai Airlines Tours International (Group) Co., Ltd. ("Shanghai Airlines Tours")	PRC/Mainland China 29 August 1992	RMB143	RMB50	35%	100%	Tour operations, travel and air ticketing agency and transportation

Note:

In 2008, the Company entered into an agreement with United Technologies International Corporation ("Technologies International") to establish Shanghai P&W, in which the Company holds a 51% interest. According to the shareholder's agreement, Technologies International has the power to govern the financial and operating policies and in this respect the Company accounts for Shanghai P&W as an associate.

183

Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2019 21 Investments in Associates (continued) The following table illustrates the aggregate financial information of the Group’s associates that were not individually material: 2019 2018 RMB million RMB million Share of the associates’ profit for the year 265 170 Share of the associates’ other comprehensive income 7 (24) Share of the associates’ total comprehensive income 272 146 Aggregate carrying amount of the Group’s interests in the associates 1,977 1,696 22 Investments in Joint Ventures 2019 2018 RMB million RMB million Share of net assets 627 577 The movements in investments in joint ventures were as follows: 2019 2018 RMB million RMB million At 1 January 577 557 Additions 102 16 Share of results 17 34 Dividend received during the year (69) (30) At 31 December 627 577 China Eastern Airlines Corporation Limited 2019 Annual Report 184Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2019 21 Investments in Associates (continued) The following table illustrates the aggregate financial information of the Group’s associates that were not individually material: 2019 2018 RMB million RMB million Share of the associates’ profit for the year 265 170 Share of the associates’ other comprehensive income 7 (24) Share of the associates’ total comprehensive income 272 146 Aggregate carrying amount of the Group’s interests in the associates 1,977 1,696 22 Investments in Joint Ventures 2019 2018 RMB million RMB million Share of net assets 627 577 The movements in investments in joint ventures were as follows: 2019 2018 RMB million RMB million At 1 January 577 557 Additions 102 16 Share of results 17 34 Dividend received during the year (69) (30) At 31 December 627 577 China Eastern Airlines Corporation Limited 2019 Annual Report 184

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)
31 December 2019

22 Investments in Joint Ventures (continued)

Particulars of the principal joint ventures, which are limited liability companies, are as follows:

Company name	Place of establishment and operation and date of establishment	Registered capital		Attributable equity interest		Principal activities
		2019 Million	2018 Million	2019	2018	
Shanghai Technologies Aerospace Co., Ltd. ("Technologies Aerospace") (note)	PRC/Mainland China 28 September 2004	USD73	USD73	51%	51%	Provision of repair and maintenance services
Shanghai Eastern Union Aviation Wheels & Brakes Maintenance Services Overhaul Engineering Co., Ltd. ("Wheels & Brakes")	PRC/Mainland China 28 December 1995	USD2	USD2	40%	40%	Provision of spare parts repair and maintenance services
Eastern China Kaiya System Integration Co., Ltd. ("China Kaiya")	PRC/Mainland China 21 May 1999	RMB10	RMB10	41%	41%	Provision of computer systems development and maintenance services
CAE Melbourne Flight Training Pty Ltd. ("CAE Melbourne")	Australia 9 March 2007	AUD11	AUD11	50%	50%	Provision of flight training services
Shanghai Hute Aviation Technology Co., Ltd. ("Shanghai Hute")	PRC/Mainland China 9 April 2003	RMB30	RMB30	50%	50%	Provision of equipment maintenance services
Xi'an CEA SAFRAN Landing Systems Services Co., Ltd. ("XIESA")	PRC/Mainland China 12 July 2017	USD40	USD40	50%	50%	Provision of aircraft, engine and other related components maintenance services

Note:

Under a joint venture agreement with a joint venture partner of Technologies Aerospace dated 10 March 2003, both parties have agreed to share the control over the economic activities of Technologies Aerospace with the joint venture partner. Any strategic financial and operating decisions relating to the activities of Technologies Aerospace require the unanimous consent of the Company and the joint venture partner.

185

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)

31 December 2019

22 Investments in Joint Ventures (continued)

The following table illustrates the aggregate financial information of the Group's joint ventures that were not individually material:

	2019 RMB million	2018 RMB million
Share of the joint ventures' profit for the year	17	34
Share of the joint ventures' total comprehensive income	17	34
Aggregate carrying amount of the Group's interests in the joint ventures	627	577

23 Equity Investments Designated at Fair Value Through Other Comprehensive Income

	2019 RMB million	2018 RMB million
Listed equity investments, at fair value		
TravelSky Technology Limited	496	510
	496	510
Unlisted equity investments, at fair value		
Sichuan Airlines Corporation Limited	336	438
Aviation Data Communication Corporation Limited	244	161
Others	198	138
	778	737
	1,274	1,247

The above equity investments were irrevocably designated at fair value through other comprehensive income as the Group considers these investments to be strategic in nature.

During the year ended 31 December 2019, the Group received dividends in the amounts of RMB8 million, RMB2 million, RMB5 million and RMB4 million from TravelSky Technology Limited, Sichuan Airlines Corporation Limited, Aviation Data Communication Corporation Limited and other non-listed equity investments designated at fair value through other comprehensive income, respectively.

186 China Eastern Airlines Corporation Limited | 2019 Annual Report

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)
31 December 2019

24 Derivative Financial Instruments

	Assets		Liabilities	
	2019 RMB million	2018 RMB million	2019 RMB million	2018 RMB million
At 31 December				
Forward currency contracts	43	–	13	29
Interest rate swaps	27	223	10	–
Total	70	223	23	29
Less: current portion				
— Forward currency contracts	43	–	13	29
— Interest rate swaps	–	1	–	–
Non-current portion	27	222	10	–

Cash flow hedge — Foreign currency risk

Forward currency contracts are designated as hedging instruments in cash flow hedges of forecasted capital expenditures in USD, which comprise about 7% of its total expected capital expenditures in USD, and forecasted transactions that are highly probable. The forward currency contract balances vary with the level of expected foreign currency expenditures and changes in foreign exchange forward rates.

Cash flow hedge — Interest rate risk

At 31 December 2019, the Group had interest rate swap contracts in place with a notional amount of USD888 million whereby the Group receives interest at variable rates and pays interest at fixed rates. The swaps are being used to hedge against the variability in the cash flows arising from a change in market interest rates of lease liabilities with a face value of USD888 million.

There is an economic relationship between the hedged items and the hedging instruments as the terms of the forward currency contracts and interest rate swap contracts match the terms of the expected foreign currency capital expenditures and the lease liabilities (i.e., notional amount and expected payment date). The Group has established a hedge ratio of 1:1 for the hedging relationships as the underlying risks of the forward currency contracts and interest rate swaps are identical to the hedged risk components. To measure the hedge effectiveness, the Group uses the hypothetical derivative method and compares the changes in the fair value of the hedging instruments against the changes in fair value of the hedged items attributable to the hedged risks.

Hedge ineffectiveness can arise from:

- Differences in the timing of the cash flows of the forecasted transactions and the hedging instruments
- Different interest rate curves applied to discount the hedged items and hedging instruments
- The counterparties' credit risks differently impacting the fair value movements of the hedging instruments and hedged items
- Changes to the forecasted amounts of cash flows of hedged items and hedging instruments

187

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)

31 December 2019

24 Derivative Financial Instruments (continued)

Cash flow hedge — Interest rate risk (continued)

The Group holds the following forward currency contracts and interest rate swap contracts:

	Maturity					
	Less than 3 months	3 to 6 months	6 to 9 months	9 to 12 months	Over 1 year	Total
As at 31 December 2019						
Forward currency contracts						
(Capital expenditures)						
Notional amount (in RMB million)	–	628	1,047	1,046	–	2,721
Average forward rate (RMB/USD)	–	7.0151	6.9325	6.9988	–	6.9771
Forward currency contracts						
(Highly probable forecasted purchases)						
Notional amount (in RMB million)	–	–	1,835	858	–	2,693
Average forward rate (RMB/USD)	–	–	6.9629	6.8810	–	6.9368
Interest rate swaps						
(Payment on lease liabilities)						
Notional amount (in RMB million)	31	30	–	–	6,133	6,194
Hedged rate (%)	2.0450	1.8800	–	–	1.6803	1.6831

The impacts of the hedging instruments on the statement of financial position are as follows:

	Notional amount RMB million	Carrying amount RMB million	Line item in the statement of financial position	Change in fair value used for measuring hedge ineffectiveness for the year RMB million
As at 31 December 2019				
Forward currency contracts (Capital expenditures)	2,721	8	Derivative financial instruments	141
Forward currency contracts (Highly probable forecasted purchases)	2,693	22	Derivative financial instruments	22
Forward currency contracts (Payment on bonds)	–	–	Derivative financial instruments	14
Interest rate swaps (Payment on lease liabilities)	6,194	17	Derivative financial instruments	(137)

188 China Eastern Airlines Corporation Limited | 2019 Annual Report

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)

31 December 2019

24 Derivative Financial Instruments (continued)

Cash flow hedge — Interest rate risk (continued)

The impacts of the hedged items on the statement of financial position are as follows:

	Change in fair value used for measuring hedge ineffectiveness for the year RMB million	Cash flow hedge reserve RMB million
As at 31 December 2019		
Capital expenditures	141	8
Highly probable forecasted purchases	22	22
Payment on bonds	14	–
Payment on lease liabilities	(163)	17
	14	47

The effects of the cash flow hedge on the statement of profit or loss and the statement of comprehensive income are as follows:

	Total hedging gain/(loss) recognised in other comprehensive income					Amount reclassified from other comprehensive income to profit or loss			
	Gross amount RMB million	Tax effect RMB million	Total RMB million	Hedge ineffectiveness recognised in profit or loss RMB million	Line item in the statement of profit or loss	Gross amount RMB million	Tax effect RMB million	Total RMB million	Line item (gross amount) in the statement of profit or loss
Year ended 31 December 2019									
Capital expenditures	141	(35)	106	–	N/A	(82)	20	(62)	Finance Costs
Highly probable forecasted purchases	22	(6)	16	–	N/A	(22)	6	(16)	Finance Costs
Payment on bonds	14	(4)	10	–	N/A	(14)	4	(10)	Finance Costs
Payment on lease liabilities	(137)	34	(103)	–	N/A	(68)	17	(51)	Finance Costs

189

Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2019 25 Other Non-Current Assets 2019 2018 RMB million RMB million Deposits relating to aircraft held under leases 156 177 Deferred pilot recruitment costs 1,873 1,536 Rebate receivables on aircraft acquisitions 42 55 Prepayment for acquisition of property, plant and equipment 1,095 854 Others 804 748 3,970 3,370 26 Deferred Taxation Deferred tax assets and liabilities are offset when there is a legally enforceable right of offsetting and when the deferred income taxes relate to the same authority. The following amounts, determined after appropriate offsetting, are shown in the consolidated statement of financial position: 2019 2018 RMB million RMB million Deferred tax assets 853 207 Deferred tax liabilities (22) (84) Net deferred tax assets 831 123 Movements in the net deferred tax assets/(liabilities) were as follows: 2019 RMB million At 31 December 2018 123 Effect of adoption of IFRS 16 554 At 1 January 2019 (restated) 677 Credited to profit or loss (Note 14) 123 Charged to other comprehensive income 31 At 31 December 2019 831 China Eastern Airlines Corporation Limited 2019 Annual Report 190Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2019 25 Other Non-Current Assets 2019 2018 RMB million RMB million Deposits relating to aircraft held under leases 156 177 Deferred pilot recruitment costs 1,873 1,536 Rebate receivables on aircraft acquisitions 42 55 Prepayment for acquisition of property, plant and equipment 1,095 854 Others 804 748 3,970 3,370 26 Deferred Taxation Deferred tax assets and liabilities are offset when there is a legally enforceable right of offsetting and when the deferred income taxes relate to the same authority. The following amounts, determined after appropriate offsetting, are shown in the consolidated statement of financial position: 2019 2018 RMB million RMB million Deferred tax assets 853 207 Deferred tax liabilities (22) (84) Net deferred tax assets 831 123 Movements in the net deferred tax assets/(liabilities) were as follows: 2019 RMB million At 31 December 2018 123 Effect of adoption of IFRS 16 554 At 1 January 2019 (restated) 677 Credited to profit or loss (Note 14) 123 Charged to other comprehensive income 31 At 31 December 2019 831 China Eastern Airlines Corporation Limited 2019 Annual Report 190

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)

31 December 2019

26 Deferred Taxation (continued)

	2018 RMB million
At 1 January 2018	(240)
Credited to profit or loss (Note 14)	294
Charged to other comprehensive income	69
At 31 December 2018	123

The deferred tax assets and liabilities (prior to the offsetting of balances within the same tax jurisdiction) were made up of the taxation effects of the following:

	2019 RMB million	2018 RMB million
Deferred tax assets:		
Provision for lease return costs for aircraft and engines	1,075	–
Impairment provision for flight equipment spare parts	53	126
Impairment provision for receivables	76	75
Impairment provision for property, plant and equipment	101	103
Derivative financial instruments	6	7
Financial asset at fair value through profit or loss	–	6
Other payables and accruals	71	89
Government grants related to assets	35	42
Deferred gains in sale and leaseback transactions	–	6
Loss available for offsetting against future taxable profits	66	–
Aged payables	1	2
	1,484	456
Deferred tax liabilities:		
Lease liabilities/Right-of-use assets	(352)	–
Equity investments designated at fair value through other comprehensive income	(283)	(278)
Derivative financial instruments	(18)	(55)
	(653)	(333)
	831	123

191

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)

31 December 2019

26 Deferred Taxation (continued)

Movements in the net deferred tax assets/(liabilities) of the Group for the year were as follows:

	At 31 December 2018 RMB million	Effect of adoption of IFRS 16 RMB million	At 1 January 2019 (restated) RMB million	(Charged)/ credited to profit or loss RMB million	(Charged)/ credited to other comprehensive income RMB million	At 31 December 2019 RMB million
For the year ended 31 December 2019						
Provision for lease return costs for aircraft and engines	–	882	882	193	–	1,075
Impairment provision for flight equipment spare parts	126	–	126	(73)	–	53
Impairment provision for receivables	75	–	75	1	–	76
Impairment provision for property, plant and equipment	103	–	103	(2)	–	101
Derivative financial instruments	7	–	7	–	(1)	6
Financial asset at fair value through profit or loss	6	–	6	(6)	–	–
Other payables and accruals	89	–	89	(18)	–	71
Government grants related to assets	42	–	42	(7)	–	35
Deferred gains in sale and leaseback transactions	6	–	6	(6)	–	–
Loss available for offsetting against future taxable profits	–	–	–	66	–	66
Aged payables	2	–	2	(1)	–	1
	456	882	1,338	147	(1)	1,484
Lease liabilities/Right-of-use assets	–	(328)	(328)	(24)	–	(352)
Equity investments designated at fair value through other comprehensive income	(278)	–	(278)	–	(5)	(283)
Derivative financial instruments	(55)	–	(55)	–	37	(18)
	(333)	(328)	(661)	(24)	32	(653)
Net deferred tax assets/(liabilities)	123	554	677	123	31	831

192 China Eastern Airlines Corporation Limited | 2019 Annual Report

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)

31 December 2019

26 Deferred Taxation (continued)

Movements in the net deferred tax assets/(liabilities) of the Group for the year were as follows: (continued)

	At 1 January 2018 RMB million	(Charged)/ credited to profit or loss RMB million	(Charged)/ credited to other comprehensive income RMB million	At 31 December 2018 RMB million
For the year ended 31 December 2018				
Impairment provision for flight equipment spare parts	51	75	–	126
Impairment provision for receivables	72	3	–	75
Impairment provision for property, plant and equipment	104	(1)	–	103
Derivative financial instruments	82	(78)	3	7
Financial asset at fair value through profit or loss	–	6	–	6
Other payables and accruals	29	60	–	89
Government grants related to assets	–	42	–	42
Deferred gains in sale and leaseback transactions	–	6	–	6
Aged payables	5	(3)	–	2
	343	110	3	456
Depreciation and amortisation	(56)	56	–	–
Equity investments designated at fair value through other comprehensive income	(361)	–	83	(278)
Derivative financial instruments	(38)	–	(17)	(55)
Passenger ticket breakage	(128)	128	–	–
	(583)	184	66	(333)
Net deferred tax assets/(liabilities)	(240)	294	69	123

The temporary differences associated with investments in subsidiaries, branches and associates and interests in joint arrangements, for which deferred tax has not been recognised in the periods presented, aggregate to RMB12,558 million (2018: RMB11,360 million).

193

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)

31 December 2019

26 Deferred Taxation (continued)

As at the reporting date, the Group had the following balances in respect of which deferred tax assets have not been recognised:

	2019		2018	
	Deferred taxation RMB million	Temporary differences RMB million	Deferred taxation RMB million	Temporary differences RMB million
Tax losses carried forward	54	217	67	267
Other deductible temporary differences	7	30	27	126
Total unrecognised deferred tax assets	61	247	94	393

In accordance with the PRC tax law, tax losses can be carried forward for a period of five years to offset against future taxable income. The Group's tax losses carried forward will expire between 2020 and 2024.

As at 31 December 2019, management carried out an assessment to determine whether future taxable profits will be available to utilise the tax losses and deductible temporary differences. As there are still uncertainties around the Group's future operating results, such as future fuel prices and market competition, management assessed that for certain subsidiaries there are significant uncertainties that future taxable profits will be available and the deferred tax assets arising from aforementioned tax losses and deductible temporary differences were not recognised.

27 Flight Equipment Spare Parts

	2019 RMB million	2018 RMB million
Flight equipment spare parts	2,732	2,778
Less: provision for spare parts	(325)	(828)
	2,407	1,950

Movements in the Group's provision for impairment of flight equipment spare parts were as follows:

	2019 RMB million	2018 RMB million
At 1 January	828	531
Accrual (Note 9)	–	301
Amount written off in relation to disposal of spare parts	(503)	(4)
At 31 December	325	828

194 China Eastern Airlines Corporation Limited | 2019 Annual Report

Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2019 28 Trade and Notes Receivables The credit terms given to trade customers are determined on an individual basis. 2019 2018 RMB million RMB million Trade receivables 1,793 1,525 Notes receivable — 4 1,793 1,529 Impairment (76) (93) 1,717 1,436 An ageing analysis of the trade receivables as at the end of the reporting period, based on the invoice/billing date and net of loss allowance, is as follows: 2019 2018 RMB million RMB million Within 90 days 1,615 1,354 91 to 180 days 33 52 181 to 365 days 39 11 Over 365 days 30 15 1,717 1,432 Balances with related parties included in trade and notes receivables are summarised in Note 48(c)(i). The movements in the loss allowance for impairment of trade receivables are as follows: 2019 2018 RMB million RMB million At beginning of year 93 119 Impairment losses, net (Note 10) (6) (21) Amount written off as uncollectible (4) (5) Disposal of a subsidiary (7) — At end of year 76 93 195Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2019 28 Trade and Notes Receivables The credit terms given to trade customers are determined on an individual basis. 2019 2018 RMB million RMB million Trade receivables 1,793 1,525 Notes receivable — 4 1,793 1,529 Impairment (76) (93) 1,717 1,436 An ageing analysis of the trade receivables as at the end of the reporting period, based on the invoice/billing date and net of loss allowance, is as follows: 2019 2018 RMB million RMB million Within 90 days 1,615 1,354 91 to 180 days 33 52 181 to 365 days 39 11 Over 365 days 30 15 1,717 1,432 Balances with related parties included in trade and notes receivables are summarised in Note 48(c)(i). The movements in the loss allowance for impairment of trade receivables are as follows: 2019 2018 RMB million RMB million At beginning of year 93 119 Impairment losses, net (Note 10) (6) (21) Amount written off as uncollectible (4) (5) Disposal of a subsidiary (7) — At end of year 76 93 195

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)

31 December 2019

28 Trade and Notes Receivables (continued)

An impairment analysis is performed at each reporting date using a provision matrix to measure expected credit losses. The provision rates are based on days past due for groupings of various customer segments with similar loss patterns. The calculation reflects the probability-weighted outcome, the time value of money and reasonable and supportable information that is available at the reporting date about past events, current conditions and forecasts of future economic conditions.

Set out below is the information about the credit risk exposure on the Group's trade receivables using a provision matrix:

As at 31 December 2019

		Past due			
	Current	Less than 90 days	90 to 365 days	Over 365 days	Total
Expected credit loss rate (%)	0.12	2.94	2.50	70.59	4.24
Gross carrying amount (RMB million)	1,617	34	40	102	1,793
Expected credit losses (RMB million)	2	1	1	72	76

As at 31 December 2018

		Past due			
	Current	Less than 90 days	90 to 365 days	Over 365 days	Total
Expected credit loss rate (%)	0.57	0.78	1.59	83.17	6.10
Gross carrying amount (RMB million)	1,232	129	63	101	1,525
Expected credit losses (RMB million)	7	1	1	84	93

Trade and notes receivables that were neither past due nor impaired relate to a large number of independent sales agents for whom there was no recent history of default.

The net impacts of recognition and reversal of provisions for impaired receivables have been included in "Impairment losses on financial assets, net" in profit or loss (Note 10). Amounts charged to the allowance account are generally written off when there is no expectation of recovering.

29 Financial Assets at Fair Value Through Profit or Loss

	2019 RMB million	2018 RMB million
Listed equity investment, at fair value		
Shanghai Pudong Development Bank Co., Ltd.	121	96

The above equity investment was classified as a financial asset at fair value through profit or loss as it was held for trading.

196 China Eastern Airlines Corporation Limited | 2019 Annual Report

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)

31 December 2019

30 Prepayments and Other Receivables

	2019 RMB million	2018 RMB million
Value added tax recoverable	6,991	5,484
Value added tax refundable	800	979
Subsidy receivable	2,072	2,092
Prepaid corporate income tax	608	306
Advance to suppliers	129	222
Prepaid aircraft operating lease rentals	–	478
Refundable advanced payment on acquisition of aircraft	538	–
Rebate receivables on aircraft acquisitions	1,582	1,399
Amounts due from related parties (Note 48(c)(i))	776	278
Deposits relating to aircraft held under leases	29	13
Other deposits	168	194
Others	663	577
	14,356	12,022
Provision for impairment of other receivables	(263)	(246)
	14,093	11,776

Set out below are the movements of loss allowances measured at 12-month and lifetime expected credit losses for the financial assets included in other receivables.

	12-month ECLs	Lifetime ECLs			
	Stage 1	Stage 2 (Individually)	Stage 2 (Collectively)	Stage 3	Total
As at 1 January 2019	16	–	108	122	246
Transferred					
– to stage 2	(1)	–	1	–	–
Accrual	18	–	4	–	22
Disposal of a subsidiary	–	–	(5)	–	(5)
As at 31 December 2019	33	–	108	122	263

197

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)

31 December 2019

30 Prepayments and Other Receivables (continued)

	12-month ECLs	Lifetime ECLs			
	Stage 1	Stage 2 (Individually)	Stage 2 (Collectively)	Stage 3	Total
As at 1 January 2018	4	–	72	122	198
Transferred					
– to stage 2	(1)	–	1	–	–
Accrual	13	–	36	–	49
Reversal	–	–	(1)	–	(1)
As at 31 December 2018	16	–	108	122	246

The gross carrying amounts of the financial assets affecting the loss allowances above are as follows.

	12-month ECLs	Lifetime ECLs			
	Stage 1	Stage 2 (Individually)	Stage 2 (Collectively)	Stage 3	Total
As at 1 January 2019	2,298	298	259	122	2,977
Transferred					
– to stage 2	(160)	160	–	–	–
Accrual	1,066	–	(265)	–	801
Reversal	(26)	–	(17)	–	(43)
As at 31 December 2019	3,178	458	(23)	122	3,735

	12-month ECLs	Lifetime ECLs			
	Stage 1	Stage 2 (Individually)	Stage 2 (Collectively)	Stage 3	Total
As at 1 January 2018	2,394	–	25	122	2,541
Transferred					
– to stage 2	(399)	298	101	–	–
Accrual	303	–	138	–	441
Reversal	–	–	(5)	–	(5)
As at 31 December 2018	2,298	298	259	122	2,977

198 China Eastern Airlines Corporation Limited | 2019 Annual Report

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)

31 December 2019

31 Restricted Bank Deposits and Short-Term Bank Deposits

	2019 RMB million	2018 RMB million
Restricted bank deposits	6	16

32 Cash and Cash Equivalents

	2019 RMB million	2018 RMB million
Cash	1	1
Bank balances	1,349	645
	1,350	646

At the end of the reporting period, the cash and bank balances of the Group denominated in RMB amounted to RMB547 million (2018: RMB330 million). The RMB is not freely convertible into other currencies. However, under Mainland China's Foreign Exchange Control Regulations and Administration of Settlement, Sale and Payment of Foreign Exchange Regulations, the Group is permitted to exchange RMB for other currencies through banks authorised to conduct foreign exchange business.

Cash at banks earns interest at floating rates based on daily bank deposit rates. The bank balances are deposited with creditworthy banks and financial institutions with no recent history of default.

33 Assets Classified as Held for Sale

The Group entered into agreements with China Aviation Supplies Co., Ltd to dispose of certain flight equipment. The flight equipment with an aggregate carrying amount of RMB6 million (2018:11 million) has been recognised as assets classified as held for sale by the Group as at 31 December 2019, which are stated at the lower of their carrying amounts and their fair value less cost to sell.

34 Trade and Bills Payables

An ageing analysis of the trade and bills payables as at the end of the reporting period was as follows:

	2019 RMB million	2018 RMB million
Within 90 days	3,622	3,594
91 to 180 days	52	49
181 to 365 days	94	157
1 to 2 years	40	100
Over 2 years	69	140
	3,877	4,040

Balances with related parties included in trade and bills payables are summarised in Note 48(c)(ii).

As at 31 December 2019, the Group held no bills payable (2018: RMB4 million).

199

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)

31 December 2019

35 Contract Liabilities

	2019 RMB million	2018 RMB million
Sales in advance of carriage	8,754	7,638
Frequent flyer program (Note 5)	2,057	2,046
Advances from customers	866	712
	11,677	10,396
Current portion	10,178	8,811
Non-current portion	1,499	1,585

36 Other Payables and Accruals

	2019 RMB million	2018 RMB million
Salaries, wages and benefits	2,794	2,854
Take-off and landing charges	3,052	2,828
Fuel cost	1,109	1,225
Expenses related to aircraft overhaul conducted	1,810	1,324
Deposits from customers	18	6
Duties and levies payable	1,983	1,792
Food and beverages	253	349
Payments on system services	879	650
Lease rentals of property, plant and equipment	515	411
Other accrued operating expenses	991	701
Payable for purchase of property, plant and equipment	3,454	2,783
Interest payable	1,249	1,189
Pending output value added tax	412	378
Deposits received from ticket sales agents	507	502
Other deposits	570	576
Current portion of other long-term liabilities (Note 41)	294	234
Staff housing allowance	224	265
Amounts due to related parties (Note 48(c)(i))	383	1,093
Current portion of post-retirement benefit obligations (Note 40(b))	165	168
Others	1,940	1,815
	22,602	21,143

200 China Eastern Airlines Corporation Limited | 2019 Annual Report

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)

31 December 2019

37 Obligations Under Finance Leases

As at 31 December 2018, the Group had 260 aircraft under finance leases. These leases were classified as finance leases prior to IFRS 16 becoming effective on 1 January 2019. Under the terms of the leases, the Group had the option to purchase, at or near the end of the lease terms, certain aircraft at either fair market value or a percentage of the respective lessors' defined cost of the aircraft. The obligations under finance leases were principally denominated in USD.

At 31 December 2018, the future minimum lease payments under finance leases and their present values were as follows:

	2018 RMB million
Within one year	11,974
In the second year	12,014
In the third to fifth years, inclusive	30,018
After the fifth year	36,974
Total of minimum lease payments	90,980
Present values of minimum lease payments	79,006
Less: amounts repayable within one year	(9,364)
Non-current portion	68,063

38 Borrowings

	2019 RMB million	2018 RMB million
Non-current		
Long-term bank borrowings		
— secured (note (a))	2,995	3,934
— unsecured	828	4,556
Guaranteed bonds (note (b))	12,784	13,377
Unsecured bonds (note (b))	9,997	4,000
	26,604	25,867
Current		
Current portion of long-term bank borrowings		
— secured (note (a))	939	997
— unsecured	1,009	76
Current portion of guaranteed bonds (note (b))	2,585	732
Current portion of unsecured bonds (note (b))	—	4,834
Short-term bank borrowings		
— unsecured	2,200	8,120
Short-term debentures (note (c))	18,500	14,500
	25,233	29,259
	51,837	55,126

201

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)

31 December 2019

38 Borrowings (continued)

The borrowings are repayable as follows:

	2019 RMB million	2018 RMB million
Within one year	25,233	29,259
In the second year	8,104	7,469
In the third to fifth years, inclusive	14,821	14,258
After the fifth year	3,679	4,140
Total borrowings	51,837	55,126

Notes:

(a) As at 31 December 2019, the secured bank borrowings of the Group were secured by the related aircraft and buildings with a net carrying amount of RMB7,243 million (2018: RMB8,391 million) (Note 17).

(b) On 18 March 2013, the Company issued ten-year guaranteed bonds with a principal amount of RMB4.8 billion, at an issue price equal to the face value of the bonds. The bonds bear interest at the rate of 5.05% per annum, which is payable annually. The principal of the bonds will mature and become repayable on 18 March 2023. CEA Holding has unconditionally and irrevocably guaranteed the due payment and performance of the above bonds (Note 48(d)).

On 14 July 2016, the Company issued five-year medium-term bonds with a principal amount of RMB4 billion, at an issue price equal to the face value of the bonds. The bonds bear interest at the rate of 3.39% per annum, which is payable annually. The principal of the bonds will mature and become repayable on 14 July 2021.

On 24 October 2016, the Company issued ten-year corporate bonds with a total principal amount of RMB3 billion, of which bonds of RMB1.5 billion bear interest at the rate of 3.03% per annum and the remaining bonds of RMB1.5 billion bear interest at the rate of 3.30% per annum. The bonds interest is payable annually. The principal of the bonds will mature and become repayable on 24 October 2026. CEA Holding has unconditionally and irrevocably guaranteed the due payment and performance of the above bonds (Note 48(d)).

On 16 November 2017, Eastern Air Overseas issued three-year corporate bonds with a principal amount of SGD500 million, at an issue price equal to the face value of the bonds. The bonds bear interest at the rate of 2.80% per annum, which is payable semi-annually. The principal of the bonds will mature and become repayable on 16 November 2020. The Company has unconditionally and irrevocably guaranteed the due payment and performance of the above bonds.

On 16 March 2018, the Company issued three-year Credit Enhanced bonds with a total principal amount of JPY10 billion, The bonds bear interest at the rate of 0.33% per annum, which is payable semi-annually. The principal of the bonds will mature and become repayable on 16 March 2021. Sumitomo Mitsui Banking Corporation (Hong Kong) has unconditionally and irrevocably guaranteed the due payment and performance of the above bonds.

On 16 March 2018, the Company issued three-year Credit Enhanced bonds with a total principal amount of JPY20 billion, The bonds bear interest at the rate of 0.64% per annum, which is payable semi-annually. The principal of the bonds will mature and become repayable on 16 March 2021. The bonds are secured by a standby letter of credit issued by Bank of China Limited acting through its Tokyo Branch.

On 16 March 2018, the Company issued three-year Credit Enhanced bonds with a total principal amount of JPY20 billion. The bonds bear interest at the rate of 0.64% per annum, which is payable semi-annually. The principal of the bonds will mature and become repayable on 16 March 2021. The bonds are secured by a standby letter of credit issued by Industrial and Commercial Bank of China Limited acting through its Shanghai Municipal Branch.

On 7 March 2019, the Company issued three-year medium-term bonds with a principal amount of RMB3 billion, at an issue price equal to the face value of the bonds. The bonds bear interest at the rate of 3.70% per annum, which is payable annually. The principal of the bonds will mature and become repayable on 7 March 2022.

On 19 August 2019, the Company issued five-year corporate bonds with a total principal amount of RMB3 billion. The bonds bear interest at the rate of 3.60% per annum, which is payable annually. The principal of the bonds will mature and become repayable on 19 August 2024.

On 6 December 2019, Eastern Air Overseas issued three-year corporate bonds with a principal amount of KRW300 billion, at an issue price equal to the face value of the bonds. The bonds bear interest at the rate of 2.40% per annum, which is payable annually. The principal of the bonds will mature and become repayable on 6 December 2022. The Company has unconditionally and irrevocably guaranteed the due payment and performance of the above bonds.

202 China Eastern Airlines Corporation Limited | 2019 Annual Report

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)

31 December 2019

38 Borrowings (continued)

Notes: (continued)

(c) On 29 May 2019, the Company issued short-term debentures with a principal of RMB2 billion and maturity of 267 days. The debentures bear interest at the rate of 3.10% per annum.

On 13 June 2019, the Company issued short-term debentures with a principal of RMB3 billion and maturity of 266 days. The debentures bear interest at the rate of 3.15% per annum.

On 3 July 2019, the Company issued short-term debentures with a principal of RMB3 billion and maturity of 267 days. The debentures bear interest at the rate of 2.98% per annum.

On 25 October 2019, the Company issued short-term debentures with a principal of RMB3 billion and maturity of 179 days. The debentures bear interest at the rate of 2.00% per annum.

On 15 November 2019, the Company issued short-term debentures with a principal of RMB3 billion and maturity of 270 days. The debentures bear interest at the rate of 2.00% per annum.

On 26 November 2019, the Company issued short-term debentures with a principal of RMB2 billion and maturity of 177 days. The debentures bear interest at the rate of 1.70% per annum.

On 6 December 2019, the Company issued short-term debentures with a principal of RMB2.5 billion and maturity of 270 days. The debentures bear interest at the rate of 2.00% per annum.

The terms of the long-term borrowings and bonds were summarised as follows:

	Interest rate and final maturities	2019 RMB million	2018 RMB million
Long-term bank borrowings			
RMB denominated	interest rates ranging from 2.65% to 3.92% with final maturities through 2024 (2018: 3.10% to 3.48%)	1,828	4,528
USD denominated	interest rates ranging from 6-month libor +0.70% to 6-month libor +1.65% with final maturities through 2022 (2018: 6-month libor +0.55% to 6-month libor +2.85%)	870	1,469
EUR denominated	interest rates at 3 months Euribor+0.5% with final maturities through 2026 (2018: 3 months Euribor+0.5%)	3,073	3,566
Guaranteed bonds			
RMB denominated	interest rates ranging from 3.03% to 5.05% with final maturities through 2026 (2018: 3.03% to 5.05%)	7,796	7,795
SGD denominated	interest rates at 2.80% with final maturities through 2020 (2018: 2.80%)	2,585	2,498
JPY denominated	interest rates ranging from 0.33% to 0.64% with final maturities through 2021 (2018: 0.33% to 0.64%)	3,197	3,084
KRW denominated	interest rate at 2.40% with final maturities through 2022 (2018: 2.05%)	1,791	732
Unsecured bonds			
RMB denominated	interest rates ranging from 3.39% to 3.70% with final maturities through 2024 (2018: from 3.00% to 3.39%)	9,997	8,500
KRW denominated	interest rate at 2.85% with final maturities through 2019 (2018: 2.85%)	–	334
		31,137	32,506

Short-term borrowings of the Group are repayable within one year. As at 31 December 2019, the interest rates relating to such borrowings was 3.30% (2018: 2.97% to 4.48% per annum).

203

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)

31 December 2019

39 Provision for Lease Return Costs for Aircraft and Engines

Details of provision for lease return costs for aircraft and engines are as follows:

	2019 RMB million	2018 RMB million
Carrying amount at 1 January	2,906	3,019
Effect of adoption IFRS 16	3,654	–
Carrying amount At 1 January (restated)	6,560	3,019
Accrual	702	402
Utilisation	(84)	(515)
At 31 December	7,178	2,906
Less: current portion	(519)	(145)
Non-current portion	6,659	2,761

40 Post-Retirement Benefit Obligations

(a) Pension — defined contribution

The group companies participate in defined contribution retirement schemes organised by municipal governments of various provinces in which the group companies operate. Substantially all of the Group's PRC employees are eligible to participate in these defined contribution retirement schemes. Therefore, the employees are entitled to a monthly pension based on certain formulas. The relevant government agencies are responsible for the pension liability to these retired employees. In addition, the group companies have implemented an additional defined contribution retirement pension scheme for eligible employees since 2014.

As at 31 December 2019 and 2018, the Group cannot use forfeited contributions to reduce its contributions to the pension schemes.

(b) Post-retirement benefits

In addition to the above schemes, the Group provides eligible retirees with other post-retirement benefits, including retirement subsidies, transportation allowance as well as other welfare. The expected cost of providing these post-retirement benefits is actuarially determined and recognised by using the projected unit credit method, which involves a number of assumptions and estimates, including inflation rate, discount rate and etc.

The plan is exposed to interest rate risk and the risk of changes in the life expectancy for pensioners.

The most recent actuarial valuation of the post-retirement benefit obligations was carried out at 31 December 2019 with assistance from a third party consultant using the projected unit credit actuarial valuation method.

The post-retirement benefit obligations recognised in the consolidated statement of financial position are as follows:

	2019 RMB million	2018 RMB million
Post-retirement benefit obligations	2,584	2,712
Less: current portion	(165)	(168)
Non-current portion	2,419	2,544

204 China Eastern Airlines Corporation Limited | 2019 Annual Report

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)

31 December 2019

40 Post-Retirement Benefit Obligations (continued)

(b) Post-retirement benefits (continued)

The principal actuarial assumptions utilised as at the end of the reporting period are as follows:

	2019	2018
Discount rates for post-retirement benefits	3.40%	3.50%
Mortality rate	China Insurance Life Mortality Table (2010–2013). CL5 for Male and CL6 for Female	China Insurance Life Mortality Table (2010–2013). CL5 for Male and CL6 for Female
Annual increase rate of post-retirement medical expenses	6.50%	6.50%
Inflation rate of pension benefits	2.50%	2.50%

A quantitative sensitivity analysis for significant assumptions at the end of the reporting period is shown below:

	Increase in rate %	Increase/ (decrease) in post-retirement benefit obligations RMB million	Decrease in rate %	Increase/ (decrease) in post-retirement benefit obligations RMB million
2019				
Discount rate for post-retirement benefits	0.25	(74)	0.25	77
Annual increase rate of pension benefits	1.00	260	1.00	(222)
Annual increase rate of medical expenses	1.00	36	1.00	(30)
2018				
Discount rate for post-retirement benefits	0.25	(80)	0.25	84
Annual increase rate of pension benefits	1.00	288	1.00	(244)
Annual increase rate of medical expenses	1.00	41	1.00	(34)

The sensitivity analyses above have been determined based on a method that extrapolates the impact on net post-retirement benefit obligations as a result of reasonable changes in key assumptions occurring at the end of the reporting period.

205

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)

31 December 2019

40 Post-Retirement Benefit Obligations (continued)

(b) Post-retirement benefits (continued)

Expected contributions to be made in the future years out of the post-retirement benefit obligations were as follows:

	2019 RMB million	2018 RMB million
Within the next 12 months	165	168
Between 2 and 5 years	661	678
Between 6 and 10 years	809	841
Over 10 years	2,534	2,802
Total expected payments	4,169	4,489

The average duration of the post-retirement benefit obligations at the end of 2019 was 13 years (2018: 13 years).

The movements in the post-retirement benefit obligations were as follows:

2019

		Pension cost charged to profit or loss			Remeasurement (gains)/losses in other comprehensive income					
	1 January 2019 RMB million	Service cost RMB million	Net interest RMB million	Sub-total included in profit or loss RMB million	Actuarial changes arising from changes in financial assumptions RMB million	Actuarial changes arising from changes in demographic assumptions RMB million	Experience adjustments RMB million	Sub-total included in other comprehensive income RMB million	Benefit settled RMB million	31 December 2019 RMB million
Defined benefit obligations/ benefit liability	2,712	–	92	92	30	–	(70)	(40)	(180)	2,584

2018

		Pension cost charged to profit or loss			Remeasurement (gains)/losses in other comprehensive income					
	1 January 2018 RMB million	Service cost RMB million	Net interest RMB million	Sub-total included in profit or loss RMB million	Actuarial changes arising from changes in financial assumptions RMB million	Actuarial changes arising from changes in demographic assumptions RMB million	Experience adjustments RMB million	Sub-total included in other comprehensive income RMB million	Benefit settled RMB million	31 December 2018 RMB million
Defined benefit obligations/ benefit liability	2,670	–	106	106	184	–	(69)	115	(179)	2,712

206 China Eastern Airlines Corporation Limited | 2019 Annual Report

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)
31 December 2019

41 Other Long-Term Liabilities

	2019 RMB million	2018 RMB million
Long-term duties and levies payable relating to finance leases	1,487	1,398
Deferred gains in sale and leaseback transactions	–	1,115
Deferred gains relating to government grants	152	179
Provision for early retirement benefit obligations and other benefit obligations	295	324
Other long-term payables	638	666
	2,572	3,682
Less: current portion included in other payables and accruals (Note 36)	(294)	(234)
Non-current portion	2,278	3,448

42 Share Capital

	2019 RMB million	2018 RMB million
Registered, issued and fully paid of RMB1.00 each		
A shares listed on the Shanghai Stock Exchange ("A Shares")	11,202	9,808
— Tradable shares with trading moratorium	1,394	–
— Tradable shares without trading moratorium	9,808	9,808
H shares listed on the Stock Exchange of Hong Kong Limited ("H Shares")	5,177	4,659
— Tradable shares with trading moratorium	518	–
— Tradable shares without trading moratorium	4,659	4,659
	16,379	14,467

Pursuant to articles 50 and 51 of the Company's articles of association, both the listed A shares and listed H shares are registered ordinary shares and carry equal rights.

A summary of movements in the Company's share capital is as follows:

	Number of shares in issue million
At 31 December 2018 and 1 January 2019	14,467
Issue of shares (note(a))	1,912
At 31 December 2019	16,379

207

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)

31 December 2019

42 Share Capital (continued)

Note

(a) According to the approval of the China Securities Regulatory Commission, the Company completed the non-public issuance of 518 million H shares to Shanghai Juneyao Airlines Hong Kong Co., Ltd. on 29 August 2019, raising a total of RMB2,002 million in net funds. The Company also completed the non-public issuance of 1,394 million A shares to four specific investors, including Shanghai Juneyao Airlines Co., Ltd. on 30 August 2019, raising a total of RMB7,440 million in net funds.

43 Reserves

	Share premium RMB million	Capital reserve (note (a)) RMB million	Hedging reserve RMB million	Statutory reserve (note (b)) RMB million	Other reserves RMB million	Retained profits RMB million	Total RMB million
At 1 January 2018	29,540	(778)	91	540	(2,038)	14,566	41,921
Unrealised gains on cash flow hedges (Note 24)	–	–	43	–	–	–	43
Fair value movements in equity investments designated at fair value through other comprehensive income	–	–	–	–	(248)	–	(248)
Fair value changes of equity investments designated at fair value through other comprehensive income held by an associate	–	–	–	–	(24)	–	(24)
Actuarial gains on post-retirement benefit obligations	–	–	–	–	(111)	–	(111)
Transfer from retained profits	–	–	–	30	–	(30)	–
Profit for the year	–	–	–	–	–	2,698	2,698
Final 2017 dividend	–	–	–	–	–	(738)	(738)
At 31 December 2018	29,540	(778)	134	570	(2,421)	16,496	43,541
Effect of adoption of IFRS 16	–	–	–	–	–	(1,595)	(1,595)
At 1 January 2019 (restated)	29,540	(778)	134	570	(2,421)	14,901	41,946
Unrealised gains on cash flow hedges (Note 24)	–	–	(110)	–	–	–	(110)
Fair value movements in equity investments designated at fair value through other comprehensive income	–	–	–	–	13	–	13
Fair value changes of equity investments designated at fair value through other comprehensive income held by an associate	–	–	–	–	7	–	7
Actuarial gains on post-retirement benefit obligations	–	–	–	39	–	–	39
Transfer from retained profits	–	–	–	212	–	(212)	–
Profit for the year	–	–	–	–	–	3,192	3,192
Final 2018 dividend	–	–	–	–	–	–	–
Issue of shares	7,530	–	–	–	–	–	7,530
Others	–	11	–	–	–	1	12
At 31 December 2019	37,070	(767)	24	821	(2,401)	17,882	52,629

208 China Eastern Airlines Corporation Limited | 2019 Annual Report

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)
31 December 2019

43 Reserves (continued)

Notes:

(a) Capital reserve

Capital reserve mainly represents the difference between the fair value of the net assets injected and the nominal amount of the Company's share capital issued in respect of the group restructuring carried out in June 1996 for the purpose of the Company's listing.

(b) Statutory reserve

According to the PRC Company Law, the Company is required to transfer a portion of the profits to the statutory reserve. The transfer to this reserve must be made before distribution of dividends to shareholders and when there are retained profits at the end of the financial year.

44 Partly-Owned Subsidiaries with Material Non-Controlling Interests

Details of the Group's subsidiaries that have material non-controlling interests are set out below:

	2019	2018
Percentage of equity interest held by non-controlling interests:		
CEA Jiangsu	37.44%	37.44%
CEA Yunnan	9.64%	9.64%
CEA Wuhan	40.00%	40.00%

	2019 RMB million	2018 RMB million
Profit for the year allocated to non-controlling interests:		
CEA Jiangsu	115	114
CEA Yunnan	50	33
CEA Wuhan	128	88
Dividends paid to non-controlling interests of CEA Jiangsu	37	56
Dividends paid to non-controlling interests of CEA Wuhan	45	–
Accumulated balances of non-controlling interests at the reporting date:		
CEA Jiangsu	1,445	1,471
CEA Yunnan	704	674
CEA Wuhan	1,511	1,483

209

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)

31 December 2019

44 Partly-Owned Subsidiaries with Material Non-Controlling Interests (continued)

The following tables illustrate the summarised financial information of the above subsidiaries. The amounts disclosed are before any inter-company eliminations:

2019	CEA Jiangsu RMB million	CEA Yunnan RMB million	CEA Wuhan RMB million
Revenue	9,774	11,634	4,743
Total expenses	9,466	11,110	4,424
Profit for the year	308	524	319
Total comprehensive income for the year	309	524	328
Current assets	1,116	575	369
Non-current assets	12,620	19,210	7,917
Current liabilities	(2,486)	(3,623)	(1,611)
Non-current liabilities	(7,390)	(8,859)	(2,897)
Net cash flows from operating activities	1,930	2,457	885
Net cash flows used in investing activities	(16)	(425)	(222)
Net cash flows used in financing activities	(1,874)	(2,031)	(666)
Effect of foreign exchange rate changes, net	–	–	–
Net increase/(decrease) in cash and cash equivalents	40	1	(3)

210 China Eastern Airlines Corporation Limited | 2019 Annual Report

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)

31 December 2019

44 Partly-Owned Subsidiaries with Material Non-Controlling Interests (continued)

2018	CEA Jiangsu RMB million	CEA Yunnan RMB million	CEA Wuhan RMB million
Revenue	9,313	10,523	4,559
Total expenses	9,008	10,183	4,340
Profit for the year	305	340	219
Total comprehensive income for the year	297	340	217
Current assets	1,338	379	237
Non-current assets	9,460	16,018	7,048
Current liabilities	2,116	3,213	1,634
Non-current liabilities	4,753	6,196	1,944
Net cash flows from operating activities	1,036	3,686	775
Net cash flows used in investing activities	(37)	(592)	(534)
Net cash flows used in financing activities	(991)	(3,099)	(243)
Effect of foreign exchange rate changes, net	–	–	–
Net increase/(decrease) in cash and cash equivalents	8	(5)	(2)

45 Disposal of a Subsidiary

On 19 March 2019, the Company and Greenland Holdings Corporation Limited ("Greenland Holdings") entered into a capital injection and share expansion agreement. According to the agreement, Greenland Holdings agreed to inject capital into Shanghai Airlines Tours International (Group) Co., Ltd. ("Shanghai Airlines Tours"), previously a wholly-owned subsidiary of the Company, and subscribe its newly issued shares with monetary capital in an aggregate amount of RMB251 million. As of 17 May 2019, the capital injection and share expansion has been completed. After that, the Company's equity interest in Shanghai Airlines Tours was diluted to 35%, and Greenland Holdings held 65% of the equity interest in Shanghai Airlines Tours. Shanghai Airlines Tours ceased to be a subsidiary of the Company as a result of the dilution.

211

Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2019 45 Disposal of a Subsidiary (continued) The details of the assets and liabilities disposed of relating to the disposal of a subsidiary are summarised as follows: At date of disposal RMB million Net assets disposed of: Property, plant and equipment 26 Investments in associates 9 Right-of-use assets 10 Other non-current assets 3 Prepayments and other receivables 278 Restricted bank deposits and short-term bank deposits 251 Trade and notes receivables 115 Cash and cash equivalents 90 Trade and bills payables (79) Contract liabilities (284) Other payables and accruals (378) Lease liabilities (10) Net assets 31 Gain on disposal of a subsidiary 64 Satisfied by: Investment in an associate 95 An analysis of the net outflow of cash and cash equivalents in respect of the disposal of a subsidiary is as follows: 2019 RMB million Cash consideration — Cash and bank balances disposed of 90 Net outflow of cash and cash equivalents in respect of the disposal of a subsidiary (90) China Eastern Airlines Corporation Limited 2019 Annual Report 212Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2019 45 Disposal of a Subsidiary (continued) The details of the assets and liabilities disposed of relating to the disposal of a subsidiary are summarised as follows: At date of disposal RMB million Net assets disposed of: Property, plant and equipment 26 Investments in associates 9 Right-of-use assets 10 Other non-current assets 3 Prepayments and other receivables 278 Restricted bank deposits and short-term bank deposits 251 Trade and notes receivables 115 Cash and cash equivalents 90 Trade and bills payables (79) Contract liabilities (284) Other payables and accruals (378) Lease liabilities (10) Net assets 31 Gain on disposal of a subsidiary 64 Satisfied by: Investment in an associate 95 An analysis of the net outflow of cash and cash equivalents in respect of the disposal of a subsidiary is as follows: 2019 RMB million Cash consideration — Cash and bank balances disposed of 90 Net outflow of cash and cash equivalents in respect of the disposal of a subsidiary (90) China Eastern Airlines Corporation Limited 2019 Annual Report 212

Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2019 46 Notes to the Consolidated Statement of Cash Flows (a) Cash generated from operations 2019 2018 RMB million RMB million Profit before income tax 4,299 3,856 Adjustments for: Depreciation of property, plant and equipment 9,078 14,616 Depreciation of right-of-use assets 12,298 — Depreciation of investment properties 25 26 Amortisation of intangible assets 143 160 Amortisation of lease prepayments — 43 Amortisation of other non-current assets 536 468 Gain on disposal of property, plant and equipment (22) (267) Gain on disposal of lease prepayments — (210) Gain on disposal of an investment in a subsidiary (64) — Gain on disposal of an investment in an associate — (5) Dividend income from equity investments at fair value through other comprehensive income (19) (23) Dividend income from a financial asset at fair value through profit or loss (3) (6) Share of results of associates (265) (170) Share of results of joint ventures (17) (34) Net foreign exchange loss 890 1,983 (Gain)/loss on fair value change of financial asset at fair value through profit or loss (25) 27 Fair value changes of derivative financial instruments — (311) Impairment charges 4 318 Impairment losses on financial assets, net 16 27 Interest income — (110) Interest expense 5,169 3,727 Operating profit before working capital changes 32,043 24,115 Changes in working capital Flight equipment spare parts (457) (66) Trade and notes receivables (275) 708 Prepayments and other receivables (2,336) (2,056) Contract liabilities 1,281 1,051 Restricted bank deposits and short-term bank deposits 9 35 Trade and bills payables (163) 856 Other payables and accruals 1,459 36 Staff housing allowances — (36) Other long-term liabilities (1,916) (525) Post-retirement benefit obligations (125) 42 Provision for lease return costs for aircraft and engines 617 (113) Cash generated from operations 30,137 24,047 213Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2019 46 Notes to the Consolidated Statement of Cash Flows (a) Cash generated from operations 2019 2018 RMB million RMB million Profit before income tax 4,299 3,856 Adjustments for: Depreciation of property, plant and equipment 9,078 14,616 Depreciation of right-of-use assets 12,298 — Depreciation of investment properties 25 26 Amortisation of intangible assets 143 160 Amortisation of lease prepayments — 43 Amortisation of other non-current assets 536 468 Gain on disposal of property, plant and equipment (22) (267) Gain on disposal of lease prepayments — (210) Gain on disposal of an investment in a subsidiary (64) — Gain on disposal of an investment in an associate — (5) Dividend income from equity investments at fair value through other comprehensive income (19) (23) Dividend income from a financial asset at fair value through profit or loss (3) (6) Share of results of associates (265) (170) Share of results of joint ventures (17) (34) Net foreign exchange loss 890 1,983 (Gain)/loss on fair value change of financial asset at fair value through profit or loss (25) 27 Fair value changes of derivative financial instruments — (311) Impairment charges 4 318 Impairment losses on financial assets, net 16 27 Interest income — (110) Interest expense 5,169 3,727 Operating profit before working capital changes 32,043 24,115 Changes in working capital Flight equipment spare parts (457) (66) Trade and notes receivables (275) 708 Prepayments and other receivables (2,336) (2,056) Contract liabilities 1,281 1,051 Restricted bank deposits and short-term bank deposits 9 35 Trade and bills payables (163) 856 Other payables and accruals 1,459 36 Staff housing allowances — (36) Other long-term liabilities (1,916) (525) Post-retirement benefit obligations (125) 42 Provision for lease return costs for aircraft and engines 617 (113) Cash generated from operations 30,137 24,047 213

Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2019 46 Notes to the Consolidated Statement of Cash Flows (continued) (b) Major non-cash transactions* 2019 2018 RMB million RMB million Additions to right-of-use assets and lease liabilities 24,434 — Finance lease obligations incurred for acquisition of aircraft — 7,945 * Disposal of a subsidiary of the Company for the current year also comprised a major non-cash transaction as disclosed in Note 45 . (c) Changes in liabilities arising from financing activities Obligations under Bank and finance leases/ other loans Lease liabilities RMB million RMB million At 31 December 2018 55,126 77,427 Effect of adoption of IFRS 16 — 31,879 At 1 January 2019 (restated) 55,126 109,306 Changes from financing cash flows (3,427) (23,895) Foreign exchange movement 139 851 Disposal of a subsidiary — (10) New leases — 24,023 At 31 December 2019 51,838 110,275 At 1 January 2018 63,801 66,868 Changes from financing cash flows (9,076) (9,629) Foreign exchange movement 401 1,419 New finance leases — 18,769 At 31 December 2018 55,126 77,427 (d) Total cash outflow for leases The total cash outflow for leases included in the statement of cash flows is as follows: 2019 RMB million Within operating activities (631) Within investing activities (1,449) Within financing activities (27,789) China Eastern Airlines Corporation Limited 2019 Annual Report 214Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2019 46 Notes to the Consolidated Statement of Cash Flows (continued) (b) Major non-cash transactions* 2019 2018 RMB million RMB million Additions to right-of-use assets and lease liabilities 24,434 — Finance lease obligations incurred for acquisition of aircraft — 7,945 * Disposal of a subsidiary of the Company for the current year also comprised a major non-cash transaction as disclosed in Note 45 . (c) Changes in liabilities arising from financing activities Obligations under Bank and finance leases/ other loans Lease liabilities RMB million RMB million At 31 December 2018 55,126 77,427 Effect of adoption of IFRS 16 — 31,879 At 1 January 2019 (restated) 55,126 109,306 Changes from financing cash flows (3,427) (23,895) Foreign exchange movement 139 851 Disposal of a subsidiary — (10) New leases — 24,023 At 31 December 2019 51,838 110,275 At 1 January 2018 63,801 66,868 Changes from financing cash flows (9,076) (9,629) Foreign exchange movement 401 1,419 New finance leases — 18,769 At 31 December 2018 55,126 77,427 (d) Total cash outflow for leases The total cash outflow for leases included in the statement of cash flows is as follows: 2019 RMB million Within operating activities (631) Within investing activities (1,449) Within financing activities (27,789) China Eastern Airlines Corporation Limited 2019 Annual Report 214

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)

31 December 2019

47 Commitments

(a) The Group had the following capital commitments at the end of the reporting period:

	2019 RMB million	2018 RMB million
Contracted for:		
— Aircraft, engines and flight equipment (note)	47,822	70,998
— Other property, plant and equipment	4,917	6,481
— Investments	860	590
	53,599	78,069

Note:

(i) Contracted expenditures for the above aircraft, engines and flight equipment, including deposits prior to delivery, subject to future inflation increase built into the contracts, were expected to be paid as follows:

	2019 RMB million	2018 RMB million
Within one year	18,388	29,187
In the second year	12,442	24,735
In the third year	11,956	11,809
In the fourth year	3,892	4,674
Over four years	1,144	593
	47,822	70,998

The above capital commitments represent the future outflow of cash or other resources.

(ii) On 11 March 2019, the Civil Aviation Administration of China ordered all domestic airlines to ground all 737MAX-8 aircraft. The Group has 46 737MAX-8 aircraft on order as at 31 December 2019 and has not taken delivery of any 737MAX-8 aircraft since the grounding. Due to uncertainty surrounding the timing of delivery of certain aircraft, the amounts in the above table represent the Group's best estimate, including with respect to the delivery of 737MAX-8 aircraft. However, the actual delivery schedule may differ from the table above.

215

Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2019 47 Commitments (continued) (b) Operating lease commitments as at 31 December 2018 As at 31 December 2018, the Group had commitments under operating leases to pay future minimum lease rentals as follows: 2018 RMB million Aircraft, engines and flight equipment Within one year 4,990 In the second year 5,371 In the third to fifth years, inclusive 12,041 After the fifth year 14,169 36,571 Land and buildings Within one year 398 In the second year 175 In the third to fifth years, inclusive 59 After the fifth year 75 707 37,278 (c) The Group has various lease contracts that have not yet commenced as at 31 December 2019. The future lease payments for these non-cancellable lease contracts are RMB62 million due within one year, RMB16 million due in the second to fifth years. (d) Lease commitments for short-term leases amounted to RMB83 million as at 31 December 2019. China Eastern Airlines Corporation Limited 2019 Annual Report 216Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2019 47 Commitments (continued) (b) Operating lease commitments as at 31 December 2018 As at 31 December 2018, the Group had commitments under operating leases to pay future minimum lease rentals as follows: 2018 RMB million Aircraft, engines and flight equipment Within one year 4,990 In the second year 5,371 In the third to fifth years, inclusive 12,041 After the fifth year 14,169 36,571 Land and buildings Within one year 398 In the second year 175 In the third to fifth years, inclusive 59 After the fifth year 75 707 37,278 (c) The Group has various lease contracts that have not yet commenced as at 31 December 2019. The future lease payments for these non-cancellable lease contracts are RMB62 million due within one year, RMB16 million due in the second to fifth years. (d) Lease commitments for short-term leases amounted to RMB83 million as at 31 December 2019. China Eastern Airlines Corporation Limited 2019 Annual Report 216

Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2019 48 Related Party Transactions The Group is controlled by CEA Holding, which directly owns 30.97% of the Company’s shares as at 31 December 2019 (2018: 35.06%). In addition, through CES Global Holdings (Hong Kong) Limited and CES Finance Holding Co., Limited, two wholly- owned subsidiaries of CEA Holding, CEA Holding indirectly owns additional shares of the Company of approximately 16.03% and 2.79% respectively as at 31 December 2019 (2018: 18.15% and 3.16% ). The Company is a state-owned enterprise established in the PRC and is controlled by the PRC government, which also owns a signiﬁcant portion of the productive assets in the PRC. In accordance with IAS 24 “Related Party Disclosures”, government- related entities and their subsidiaries, directly or indirectly controlled, jointly controlled or signiﬁcantly inﬂuenced by the PRC government are deﬁned as related parties of the Group. On that basis, related parties include CEA Holding and its subsidiaries (other than the Group), other government-related entities and their subsidiaries (“Other State-owned Enterprises”), other entities and corporations over which the Company is able to control or exercise signiﬁcant inﬂuence and key management personnel of the Company as well as their close family members. For the purpose of the related party transaction disclosures, the directors of the Company believe that meaningful information in respect of related party transactions has been adequately disclosed. (a) Nature of related parties that do not control or controlled by the Group: Name of related party Relationship with the Group Eastern Air Group Finance Co., Ltd. (“Eastern Air Finance Company”) Associate of the Company Eastern Aviation Import & Export Co., Ltd. and its subsidiaries Associate of the Company (“Eastern Import & Export”) Shanghai Pratt & Whitney Aircraft Engine Maintenance Co., Ltd. Associate of the Company (“Shanghai P&W”) Eastern Aviation Advertising Service Co., Ltd. and its subsidiaries Associate of the Company (“Eastern Advertising”) Shanghai Collins Aviation Maintenance Service Co., Ltd. (“Collins Aviation”) Associate of the Company Shanghai Airlines Tours International (Group) Co., Ltd. Associate of the Company and its subsidiaries (“Shanghai Airlines Tours”) Beijing Xinghang Aviation Property Co., Ltd. (“Beijing Aviation Property”) Associate of the Company CAE Melbourne Flight Training Pty Limited (“CAE Melbourne”) Joint venture of the Company Shanghai Eastern Union Aviation Wheels & Brakes Maintenance Joint venture of the Company Services Overhaul Engineering Co., Ltd. (“Wheels & Brakes”) Shanghai Technologies Aerospace Co., Ltd. (“Technologies Aerospace”) Joint venture of the Company Eastern China Kaiya System Integration Co., Ltd. (“China Kaiya”) Joint venture of the Company Shanghai Hute Aviation Technology Co., Ltd. (“Shanghai Hute”) Joint venture of the Company CEA Development Co., Limited and its subsidiaries (“CEA Development”) Controlled by the same parent company China Eastern Air Catering Investment Co., Limited and its subsidiaries Controlled by the same parent company (“Eastern Air Catering”) CES International Financial Leasing Corporation Limited and Controlled by the same parent company its subsidiaries (“CES Lease Company”) Shanghai Eastern Airlines Investment Co., Ltd. and its subsidiaries Controlled by the same parent company (“Eastern Investment”) Eastern Air Logistics Co., Ltd. and its subsidiaries (“Eastern Logistics”) Controlled by the same parent company Eastern Airlines Industry Investment Company Limited Controlled by the same parent company (“Eastern Airlines Industry Investment”) CES Finance Holding Co., Limited (“CES Finance”) Controlled by the same parent company and a substantial shareholder of the Company CES Global Holdings (Hong Kong) Limited (“CES Global”) Controlled by the same parent company and a substantial shareholder of the Company Hong Kong Securities Clearing Company Ltd. (“HKSCC”) A substantial shareholder of the Company TravelSky Technology Limited (“TravelSky”) A director and vice president of the Company is a director of Travelsky China Aviation Supplies Holding Company and its A director and vice president of the Company subsidiaries (“CASC”) is a director of CASC Air France-KLM Group (“AFK”) A director and vice president of the Company is a director of AFK Juneyao Airlines Co., Ltd and its A director and vice president of the Company subsidiaries (“Juneyao Air”) is a director of Juneyao Air 217Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2019 48 Related Party Transactions The Group is controlled by CEA Holding, which directly owns 30.97% of the Company’s shares as at 31 December 2019 (2018: 35.06%). In addition, through CES Global Holdings (Hong Kong) Limited and CES Finance Holding Co., Limited, two wholly- owned subsidiaries of CEA Holding, CEA Holding indirectly owns additional shares of the Company of approximately 16.03% and 2.79% respectively as at 31 December 2019 (2018: 18.15% and 3.16% ). The Company is a state-owned enterprise established in the PRC and is controlled by the PRC government, which also owns a signiﬁcant portion of the productive assets in the PRC. In accordance with IAS 24 “Related Party Disclosures”, government- related entities and their subsidiaries, directly or indirectly controlled, jointly controlled or signiﬁcantly inﬂuenced by the PRC government are deﬁned as related parties of the Group. On that basis, related parties include CEA Holding and its subsidiaries (other than the Group), other government-related entities and their subsidiaries (“Other State-owned Enterprises”), other entities and corporations over which the Company is able to control or exercise signiﬁcant inﬂuence and key management personnel of the Company as well as their close family members. For the purpose of the related party transaction disclosures, the directors of the Company believe that meaningful information in respect of related party transactions has been adequately disclosed. (a) Nature of related parties that do not control or controlled by the Group: Name of related party Relationship with the Group Eastern Air Group Finance Co., Ltd. (“Eastern Air Finance Company”) Associate of the Company Eastern Aviation Import & Export Co., Ltd. and its subsidiaries Associate of the Company (“Eastern Import & Export”) Shanghai Pratt & Whitney Aircraft Engine Maintenance Co., Ltd. Associate of the Company (“Shanghai P&W”) Eastern Aviation Advertising Service Co., Ltd. and its subsidiaries Associate of the Company (“Eastern Advertising”) Shanghai Collins Aviation Maintenance Service Co., Ltd. (“Collins Aviation”) Associate of the Company Shanghai Airlines Tours International (Group) Co., Ltd. Associate of the Company and its subsidiaries (“Shanghai Airlines Tours”) Beijing Xinghang Aviation Property Co., Ltd. (“Beijing Aviation Property”) Associate of the Company CAE Melbourne Flight Training Pty Limited (“CAE Melbourne”) Joint venture of the Company Shanghai Eastern Union Aviation Wheels & Brakes Maintenance Joint venture of the Company Services Overhaul Engineering Co., Ltd. (“Wheels & Brakes”) Shanghai Technologies Aerospace Co., Ltd. (“Technologies Aerospace”) Joint venture of the Company Eastern China Kaiya System Integration Co., Ltd. (“China Kaiya”) Joint venture of the Company Shanghai Hute Aviation Technology Co., Ltd. (“Shanghai Hute”) Joint venture of the Company CEA Development Co., Limited and its subsidiaries (“CEA Development”) Controlled by the same parent company China Eastern Air Catering Investment Co., Limited and its subsidiaries Controlled by the same parent company (“Eastern Air Catering”) CES International Financial Leasing Corporation Limited and Controlled by the same parent company its subsidiaries (“CES Lease Company”) Shanghai Eastern Airlines Investment Co., Ltd. and its subsidiaries Controlled by the same parent company (“Eastern Investment”) Eastern Air Logistics Co., Ltd. and its subsidiaries (“Eastern Logistics”) Controlled by the same parent company Eastern Airlines Industry Investment Company Limited Controlled by the same parent company (“Eastern Airlines Industry Investment”) CES Finance Holding Co., Limited (“CES Finance”) Controlled by the same parent company and a substantial shareholder of the Company CES Global Holdings (Hong Kong) Limited (“CES Global”) Controlled by the same parent company and a substantial shareholder of the Company Hong Kong Securities Clearing Company Ltd. (“HKSCC”) A substantial shareholder of the Company TravelSky Technology Limited (“TravelSky”) A director and vice president of the Company is a director of Travelsky China Aviation Supplies Holding Company and its A director and vice president of the Company subsidiaries (“CASC”) is a director of CASC Air France-KLM Group (“AFK”) A director and vice president of the Company is a director of AFK Juneyao Airlines Co., Ltd and its A director and vice president of the Company subsidiaries (“Juneyao Air”) is a director of Juneyao Air 217

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)

31 December 2019

48 Related Party Transactions (continued)

(b) Related party transactions

Nature of transaction	Related party	Pricing policy and decision process	2019 RMB million	2018 RMB million
Purchase of goods and services				
Payments on food and beverages*	Eastern Air Catering	(i)	1,471	1,317
	CEA Development	(i)	—	78
	Eastern Import & Export	(i)	56	60
Handling charges for purchase of aircraft, flight equipment, flight equipment spare parts, other property, plant and flight equipment and repairs for aircraft and engines*	Eastern Import & Export	(i)	142	165
Repairs and maintenance expense for aircraft and engines	Shanghai P&W	(i)	1,762	2,394
	Technologies Aerospace	(i)	221	344
	Wheels & Brakes	(i)	144	129
	Shanghai Hute	(i)	88	74
	XIESA	(i)	2	—
Payments on cabin cleaning services	Eastern Advertising	(i)	22	20
Advertising expense*	Eastern Advertising	(i)	29	19
Payments on system services	China Kaiya	(i)	16	21
Equipment maintenance fee*	Collins Aviation	(i)	45	60
	CEA Development	(i)	119	71
Automobile maintenance service, aircraft maintenance, providing transportation automobile and other products*	CEA Development	(i)	13	13
Property management and green maintenance expenses*	CEA Development	(i)	205	102
Payments on hotel accommodation service*	CEA Development	(i)	134	127
	Shanghai Airlines Tours	(i)	23	—
Payments on construction and and management agent	Eastern Investment	(i)	14	18
Payments on logistics services	Eastern Import & Export	(i)	49	142
	Eastern Logistics	(i)	53	—
Civil aviation information network services**	TravelSky	(i)	753	646
Flight equipment spare parts maintenance**	CASC	(i)	143	189
Flight training fee	CAE Melbourne	(i)	70	75
Payments on aviation transportation cooperation and support services**	AFK	(i)	537	425
Payments on aviation transportation cooperation services	Juneyao Air	(i)	2	—
Flight equipment spare parts maintenance and support services**	AFK	(i)	19	2

218 China Eastern Airlines Corporation Limited | 2019 Annual Report

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)

31 December 2019

48 Related Party Transactions (continued)

(b) Related party transactions (continued)

Nature of transaction	Related party	Pricing policy and decision process	2019 RMB million	2018 RMB million
Purchase of goods and services (continued)				
Bellyhold space management*	Eastern Logistics	(i)	–	32
Bellyhold space operation cost*	Eastern Logistics	(i)	310	246
Transfer of pilots	Eastern Logistics	(i)	11	24
Cargo terminal business support services*	Eastern Logistics	(i)	481	348
Bellyhold container management	Eastern Logistics	(i)	13	11
Provision of services				
Contractual revenue from bellyhold space*	Eastern Logistics	(i)	3,826	2,795
Freight logistics support services*	Eastern Logistics	(i)	135	126
Software system and support services	Eastern Logistics	(i)	4	42
Transfer of freight depots and equipment	Eastern Logistics	(i)	–	28
Media royalty fee	Eastern Advertising	(i)	15	14
Aviation transportation cooperation and support services**	AFK	(i)	593	728
Aviation transportation cooperation services	Juneyao Air	(i)	11	–
Flight equipment spare parts maintenance and support services	Juneyao Air	(i)	41	–
Lease Payments				
Lease payments for land and buildings under short-term leases* (2018: Land and building rental)	CEA Holding	(ii)	40	33
	Eastern Investment	(ii)	83	–
Settlements of lease liabilities on aircraft and engines* (2018: Payments on operating leases and finance leases)	CES Lease Company	(ii)	5,779	3,984
Interest expense				
Interest expense on loans	CEA Holding	(iii)	27	13
	Eastern Air Finance Company	(iii)	5	–
Interest income				
Interest income on deposits	Eastern Air Finance Company	(iii)	15	26

(i) The Group's pricing policies on goods and services purchased from and provided to related parties are mutually agreed between contract parties.

(ii) The Group's pricing policies on related party lease payments are mutually agreed between contract parties.

(iii) The Group's pricing policies on related party interest rates are mutually agreed based on benchmark interest rates.

219

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)

31 December 2019

48 Related Party Transactions (continued)

(b) Related party transactions (continued)

* These related party transactions also constitute connected transactions or continuing connected transactions as defined in Chapter 14A of the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules").

** These related party transactions constitute continuing connected transactions pursuant to the Rules Governing the Listing of Stocks on the Shanghai Stock Exchange.

During the years ended 31 December 2019 and 2018, the Group's significant transactions with entities that are controlled, jointly controlled or significantly influenced by the PRC government mainly include most of its bank deposits/borrowings and the corresponding interest income/expense and part of sales and purchases of goods and services. The price and other terms of such transactions are set out in the agreements governing these transactions or as mutually agreed.

(c) Balances with related parties

(i) Amounts due from related parties

	2019 RMB million	2018 RMB million
Trade and notes receivables		
Eastern Logistics	295	–
CASC	23	–
Juneyao Air	10	–
Eastern Air Catering	1	1
Others	5	–
	334	1

	2019 RMB million	2018 RMB million
Prepayments and other receivables		
Eastern Import & Export	272	133
Technologies Aerospace	7	31
Eastern Air Catering	6	16
Eastern Advertising	28	28
CEA Development	7	7
CEA Holding	–	25
CASC	13	12
CES Global	–	3
TravelSky	7	–
Juneyao Air	10	–
Eastern Air Finance Company	405	–
Others	21	23
	776	278

All the amounts due from related parties are trade in nature, interest-free and payable within normal credit terms.

220 China Eastern Airlines Corporation Limited | 2019 Annual Report

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)

31 December 2019

48 Related Party Transactions (continued)

(c) Balances with related parties (continued)

(ii) Amounts due to related parties

	2019 RMB million	2018 RMB million
Trade and bills payables		
Eastern Import & Export	421	229
Eastern Logistics	–	167
Eastern Air Catering	390	272
Technologies Aerospace	104	141
CEA Development	76	15
Shanghai P&W	465	–
Collins Aviation	7	1
CEA Holding	18	13
CASC	17	18
Shanghai Hute	13	15
TravelSky	22	333
Wheels & Brakes	17	14
Shanghai Airlines Tours	3	–
Beijing Aviation Property	101	–
Others	7	1
	1,661	1,219

	2019 RMB million	2018 RMB million
Other payables and accruals		
Eastern Import & Export	5	129
Shanghai P&W	–	315
Eastern Air Catering	2	1
CEA Holding	111	104
Eastern Advertising	–	3
China Kaiya	–	2
CEA Development	1	49
CAE Melbourne	–	311
Eastern Investment	86	10
CES Lease Company	166	164
CASC	2	2
XIESA	2	–
Others	8	3
	383	1,093

221

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)

31 December 2019

48 Related Party Transactions (continued)

(c) Balances with related parties (continued)

(ii) Amounts due to related parties (continued)

	2019 RMB million	2018 RMB million
Contract liabilities		
Eastern Logistics	–	6

	2019 RMB million	2018 RMB million
Lease liabilities (2018: Obligations under finance leases)		
CES Lease Company	42,848	30,190

Except for the amounts due to CES Lease Company, which are related to the aircraft under lease, all other amounts due to related parties are interest-free and payable within normal credit terms given by trade creditors.

(iii) Short-term deposits, loan and borrowings with related parties

	Average interest rate 2019	Average interest rate 2018	2019 RMB million	2018 RMB million
Short-term deposits				
(included in cash and cash equivalents)				
Eastern Air Finance Company	0.35%	0.35%	1,122	282
Long-term borrowings				
(included in borrowings)				
CEA Holding	3.86%	3.89%	828	528
Loan to a joint venture				
CAE Melbourne	3.74%	3.74%	15	20

(d) Guarantees by the holding company

As at 31 December 2019, bonds of the Group guaranteed by CEA Holding amounted to RMB7.8 billion (2018: RMB7.8 billion).

222 China Eastern Airlines Corporation Limited | 2019 Annual Report

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)

31 December 2019

48 Related Party Transactions (continued)

(e) Key management compensation

The compensation paid or payable to key management for employee services mainly comprising salaries and other short-term employee benefits was analysed as follows:

	2019 RMB million	2018 RMB million
Directors and supervisors	1	2
Senior management	8	8
	9	10

49 Financial Instruments by Category

The carrying amounts of each of the categories of financial instruments as at the end of the reporting period are as follows:

	Financial assets at fair value through profit or loss RMB million	Financial assets at fair value through other comprehensive income RMB million	Financial assets at amortised cost RMB million	Derivatives designated as hedging instruments RMB million	Total RMB million
2019					
Financial assets					
Equity investments designated at fair value through other comprehensive income	–	1,274	–	–	1,274
Derivative financial instruments	–	–	–	70	70
Financial assets included in other non-current assets	–	–	180	–	180
Trade and notes receivables	–	–	1,717	–	1,717
Financial asset at fair value through profit or loss	121	–	–	–	121
Financial assets included in prepayments and other receivables	–	–	11,711	–	11,711
Restricted bank deposits and short-term bank deposits	–	–	6	–	6
Cash and cash equivalents	–	–	1,350	–	1,350
Total	121	1,274	14,964	70	16,429

223

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)

31 December 2019

49 Financial Instruments by Category (continued)

The carrying amounts of each of the categories of financial instruments as at the end of the reporting period are as follows: (continued)

	Financial liabilities at amortised cost RMB million	Derivatives designated as hedging instruments RMB million	Total RMB million
Financial liabilities			
Trade and bills payables	3,877	–	3,877
Financial liabilities included in other payables and accruals	22,602	–	22,602
Lease liabilities	110,275	–	110,275
Borrowings	51,837	–	51,837
Derivative financial instruments	–	23	23
Total	188,591	23	188,614

	Financial assets at fair value through profit or loss RMB million	Financial assets at fair value through other comprehensive income RMB million	Financial assets at amortised cost RMB million	Derivatives designated as hedging instruments RMB million	Total RMB million
2018					
Financial assets					
Equity investments designated at fair value through other comprehensive income	–	1,247	–	–	1,247
Derivative financial instruments	–	–	–	223	223
Financial assets included in other non-current assets	–	–	190	–	190
Trade and notes receivables	–	–	1,436	–	1,436
Financial asset at fair value through profit or loss	96	–	–	–	96
Financial assets included in prepayments and other receivables	–	–	2,825	–	2,825
Restricted bank deposits and short-term bank deposits	–	–	16	–	16
Cash and cash equivalents	–	–	646	–	646
Total	96	1,247	5,113	223	6,679

224 China Eastern Airlines Corporation Limited | 2019 Annual Report

Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2019 49 Financial Instruments by Category (continued) The carrying amounts of each of the categories of financial instruments as at the end of the reporting period are as follows: (continued) Financial Derivatives liabilities designated at amortised as hedging cost instruments Total RMB million RMB million RMB million Financial liabilities Trade and bills payables 4,040 — 4,040 Financial liabilities included in other payables and accruals 21,143 — 21,143 Obligations under finance leases 77,427 — 77,427 Borrowings 55,126 — 55,126 Derivative financial instruments — 29 29 Total 157,736 29 157,765 50 Fair Value and Fair Value Hierarchy of Financial Instruments The carrying amounts and fair values of the Group’s financial instruments, other than those with carrying amounts that reasonably approximate to fair values, were as follows: 31 December 2019 31 December 2018 Carrying Carrying amounts Fair values amounts Fair values RMB million RMB million RMB million RMB million Financial assets Equity investments designated at fair value through other comprehensive income 1,274 1,274 1,247 1,247 Financial asset at fair value through profit or loss 121 121 96 96 Derivative financial assets 70 70 223 223 Deposits relating to aircraft held under leases included in other non-current assets 156 148 177 154 Total 1,621 1,613 1,743 1,720 225Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2019 49 Financial Instruments by Category (continued) The carrying amounts of each of the categories of financial instruments as at the end of the reporting period are as follows: (continued) Financial Derivatives liabilities designated at amortised as hedging cost instruments Total RMB million RMB million RMB million Financial liabilities Trade and bills payables 4,040 — 4,040 Financial liabilities included in other payables and accruals 21,143 — 21,143 Obligations under finance leases 77,427 — 77,427 Borrowings 55,126 — 55,126 Derivative financial instruments — 29 29 Total 157,736 29 157,765 50 Fair Value and Fair Value Hierarchy of Financial Instruments The carrying amounts and fair values of the Group’s financial instruments, other than those with carrying amounts that reasonably approximate to fair values, were as follows: 31 December 2019 31 December 2018 Carrying Carrying amounts Fair values amounts Fair values RMB million RMB million RMB million RMB million Financial assets Equity investments designated at fair value through other comprehensive income 1,274 1,274 1,247 1,247 Financial asset at fair value through profit or loss 121 121 96 96 Derivative financial assets 70 70 223 223 Deposits relating to aircraft held under leases included in other non-current assets 156 148 177 154 Total 1,621 1,613 1,743 1,720 225

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)

31 December 2019

50 Fair Value and Fair Value Hierarchy of Financial Instruments (continued)

The carrying amounts and fair values of the Group's financial instruments, other than those with carrying amounts that reasonably approximate to fair values, were as follows: (continued)

	31 December 2019		31 December 2018	
	Carrying amounts RMB million	Fair values RMB million	Carrying amounts RMB million	Fair values RMB million
Financial liabilities				
Derivative financial liabilities	23	23	29	29
Long-term borrowings	26,604	23,754	25,867	25,875
Lease liabilities	94,685	89,491	–	–
Obligations under finance leases	–	–	68,063	64,521
Total	121,312	113,268	93,959	90,425

Management has assessed that the fair values of cash and cash equivalents, restricted bank deposits and short-term bank deposits, trade and notes receivables, trade and bills payables, financial assets included in prepayments and other receivables, financial liabilities included in other payables and accruals, short-term bank borrowings and short-term guaranteed bonds approximate to their carrying amounts largely due to the short-term maturities of these instruments.

The fair values of the deposits relating to aircraft held under leases included in other non-current assets, long-term borrowings and lease liabilities (2018: obligations under finance leases) have been measured using significant observable inputs and calculated by discounting the expected future cash flows using rates currently available for instruments with similar terms, credit risk and remaining maturities.

The Group enters into derivative financial instruments, including forward currency contracts and interest rate swaps with various counterparties, principally financial institutions with high credit ratings.

Derivative financial instruments are measured using valuation techniques similar to forward pricing and swap models, using present value calculations. The models incorporate various market observable inputs including the foreign exchange spot and forward rates and interest rate curves. As at 31 December 2019, the mark-to-market value of the derivative asset position is net of a credit valuation adjustment attributable to derivative counterparty default risk. The changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationship and other financial instruments recognised at fair value.

The fair values of listed equity investments are based on quoted market prices. The fair values of unlisted equity investments designated at fair value through other comprehensive income, have been estimated using a market-based valuation technique based on assumptions that are not supported by observable market prices or rates. The valuation requires the directors to determine comparable public companies (peers) based on industry, size, leverage and strategy, and to calculate an appropriate price multiple, such as enterprise value to earnings before interest, taxes, depreciation and amortisation ("EV/EBITDA") multiple and price to earnings ("P/E") multiple, for each comparable company identified. The multiple is calculated by dividing the enterprise value of the comparable company by an earnings measure. The trading multiple is then discounted for considerations such as illiquidity and size differences between the comparable companies based on company-specific facts and circumstances. The discounted multiple is applied to the corresponding earnings measure of the unlisted equity investments to measure the fair value. The directors believe that the estimated fair values resulting from the valuation technique, which are recorded in the consolidated statement of financial position, and the related changes in fair values, which are recorded in other comprehensive income, are reasonable, and that they were the most appropriate values at the end of the reporting period.

226 China Eastern Airlines Corporation Limited | 2019 Annual Report

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)

31 December 2019

50 Fair Value and Fair Value Hierarchy of Financial Instruments (continued)

Set out below is a summary of significant unobservable inputs to the valuation of financial instruments together with a quantitative sensitivity analysis as at 31 December 2019 and 2018:

	Valuation technique	Significant unobservable input	Range	Sensitivity of fair value to the input
Unlisted equity investments	Valuation multiples	Discount for lack of marketability	2019: 20% to 35% (2018: 19% to 41%)	1% (2018: 1%) increase/decrease in multiple would result in increase/ decrease in fair value by RMB11 million (2018: RMB11 million)

The discount for lack of marketability represents the amounts of premiums and discounts determined by the Group that market participants would take into account when pricing the investments.

Fair value hierarchy

The following tables illustrate the fair value measurement hierarchy of the Group's financial instruments:

Assets and liabilities measured at fair value:

As at 31 December 2019	Fair value measurement using			
	Quoted prices in active markets (Level 1) RMB million	Significant observable inputs (Level 2) RMB million	Significant unobservable inputs (Level 3) RMB million	Total RMB million
Assets				
Equity investments designated at fair value through other comprehensive income	496	–	778	1,274
Derivative financial assets				
— Interest rate swaps	–	70	–	70
Financial asset at fair value through profit or loss	121	–	–	121
Total	617	70	778	1,465
Liabilities				
Derivative financial Liabilities				
— Forward currency contracts	–	23	–	23
Total	–	23	–	23

227

Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2019 50 Fair Value and Fair Value Hierarchy of Financial Instruments (continued) Fair value hierarchy (continued) Assets and liabilities measured at fair value: (continued) Fair value measurement using As at 31 December 2018 Quoted prices Significant Significant in active observable unobservable markets inputs inputs (Level 1) (Level 2) (Level 3) Total RMB million RMB million RMB million RMB million Assets Equity investments designated at fair value through other comprehensive income 510 — 737 1,247 Derivative financial assets — Interest rate swaps — 223 — 223 Financial asset at fair value through profit or loss 96 — — 96 Total 606 223 737 1,566 Liabilities Derivative financial liabilities — Forward currency contracts — 29 — 29 Total — 29 — 29 During the year, there were no transfers of fair value measurements between Level 1 and Level 2 and no transfers into or out of Level 3 for both financial assets and financial liabilities (2018: Nil). China Eastern Airlines Corporation Limited 2019 Annual Report 228Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2019 50 Fair Value and Fair Value Hierarchy of Financial Instruments (continued) Fair value hierarchy (continued) Assets and liabilities measured at fair value: (continued) Fair value measurement using As at 31 December 2018 Quoted prices Significant Significant in active observable unobservable markets inputs inputs (Level 1) (Level 2) (Level 3) Total RMB million RMB million RMB million RMB million Assets Equity investments designated at fair value through other comprehensive income 510 — 737 1,247 Derivative financial assets — Interest rate swaps — 223 — 223 Financial asset at fair value through profit or loss 96 — — 96 Total 606 223 737 1,566 Liabilities Derivative financial liabilities — Forward currency contracts — 29 — 29 Total — 29 — 29 During the year, there were no transfers of fair value measurements between Level 1 and Level 2 and no transfers into or out of Level 3 for both financial assets and financial liabilities (2018: Nil). China Eastern Airlines Corporation Limited 2019 Annual Report 228

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)

31 December 2019

50 Fair Value and Fair Value Hierarchy of Financial Instruments (continued)

Fair value hierarchy (continued)

Assets and liabilities for which fair values are disclosed:

As at 31 December 2019	Fair value measurement using			
	Quoted prices in active markets (Level 1) RMB million	Significant observable inputs (Level 2) RMB million	Significant unobservable inputs (Level 3) RMB million	Total RMB million
Assets				
Deposits relating to aircraft held under leases included in other non-current assets	–	148	–	148
Liabilities				
Long-term borrowings	2,897	20,857	–	23,754
Lease liabilities	–	89,491	–	89,491
	2,897	110,496	–	113,393

As at 31 December 2018	Fair value measurement using			
	Quoted prices in active markets (Level 1) RMB million	Significant observable inputs (Level 2) RMB million	Significant unobservable inputs (Level 3) RMB million	Total RMB million
Assets				
Deposits relating to aircraft held under leases included in other non-current assets	–	154	–	154
Liabilities				
Long-term borrowings	2,861	23,014	–	25,875
Obligations under finance leases	–	64,521	–	64,521
	2,861	87,535	–	90,396

229

Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2019 51 Financial Risk Management Objectives and Policies The Group’s activities expose it to a variety of financial risks: market risk (including foreign currency risk, interest rate risk, fuel price risk and equity price risk), credit risk and liquidity risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Group’s financial performance. The Group uses derivative financial instruments to manage risk exposures whenever management considers necessary. Risk management is carried out by a central treasury department (the “Group Treasury”) under policies approved by the Board. The Group Treasury identifies, evaluates and hedges financial risks in close cooperation with the Group’s operating units. The overall risk management strategies, as well as written policies covering specific areas, such as foreign currency risk, interest rate risk, credit risk, use of derivative financial instruments and non-derivative financial instruments were approved by the Board. Foreign currency risk The Group operates its business in many countries and territories. The Group generates its revenue in different currencies, and the amount of its foreign currency liabilities at the end of the period is much higher than that of its foreign currency assets. The Group’s major liability item (mainly resulting from purchases of aircraft) is mainly priced and settled in foreign currencies, primarily USD. The Group is exposed to currency risks from fluctuations in various foreign currency exchange rates against RMB. The RMB is not freely convertible into other currencies, however, under Mainland China’s Foreign Exchange Control Regulations and Administration of Settlement, Sale and Payment of Foreign Exchange Regulations, the Group is permitted to exchange RMB for other currencies through banks authorised to conduct foreign exchange business. In addition, fluctuations in foreign currency exchange rates will affect the Group’s future costs for purchases of aircraft, flight equipment and aviation fuel, and take-off and landing charges in foreign airports. The Group entered into certain forward currency contracts to manage part of the foreign currency risk. As at 31 December 2019, the forward currency contracts at notional value were RMB5,414 million. Details of the forward currency contracts are disclosed in Note 24 to the consolidated financial statements. China Eastern Airlines Corporation Limited 2019 Annual Report 230Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2019 51 Financial Risk Management Objectives and Policies The Group’s activities expose it to a variety of financial risks: market risk (including foreign currency risk, interest rate risk, fuel price risk and equity price risk), credit risk and liquidity risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Group’s financial performance. The Group uses derivative financial instruments to manage risk exposures whenever management considers necessary. Risk management is carried out by a central treasury department (the “Group Treasury”) under policies approved by the Board. The Group Treasury identifies, evaluates and hedges financial risks in close cooperation with the Group’s operating units. The overall risk management strategies, as well as written policies covering specific areas, such as foreign currency risk, interest rate risk, credit risk, use of derivative financial instruments and non-derivative financial instruments were approved by the Board. Foreign currency risk The Group operates its business in many countries and territories. The Group generates its revenue in different currencies, and the amount of its foreign currency liabilities at the end of the period is much higher than that of its foreign currency assets. The Group’s major liability item (mainly resulting from purchases of aircraft) is mainly priced and settled in foreign currencies, primarily USD. The Group is exposed to currency risks from fluctuations in various foreign currency exchange rates against RMB. The RMB is not freely convertible into other currencies, however, under Mainland China’s Foreign Exchange Control Regulations and Administration of Settlement, Sale and Payment of Foreign Exchange Regulations, the Group is permitted to exchange RMB for other currencies through banks authorised to conduct foreign exchange business. In addition, fluctuations in foreign currency exchange rates will affect the Group’s future costs for purchases of aircraft, flight equipment and aviation fuel, and take-off and landing charges in foreign airports. The Group entered into certain forward currency contracts to manage part of the foreign currency risk. As at 31 December 2019, the forward currency contracts at notional value were RMB5,414 million. Details of the forward currency contracts are disclosed in Note 24 to the consolidated financial statements. China Eastern Airlines Corporation Limited 2019 Annual Report 230

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)

31 December 2019

51 Financial Risk Management Objectives and Policies (continued)

Foreign currency risk (continued)

The following tables detail the Group's exposure to major currency risk at the reporting date:

	2019			
	USD	EUR	SGD	KRW
	RMB million	RMB million	RMB million	RMB million
Trade receivables	28	47	5	10
Cash and cash equivalents	635	63	5	11
Other receivables	2,065	3	1	130
Other non-current assets	180	–	–	–
Trade and other payables	(105)	(3)	–	–
Lease liabilities	(45,674)	–	(397)	–
Borrowings	(870)	(3,073)	(2,587)	(1,810)

	2018			
	USD	EUR	SGD	KRW
	RMB million	RMB million	RMB million	RMB million
Trade receivables	75	55	5	25
Cash and cash equivalents	124	47	10	–
Other receivables	–	2	1	131
Other non-current assets	190	–	–	–
Trade and other payables	(144)	(2)	(5)	–
Obligations under finance leases	(25,376)	–	(514)	–
Borrowings	(3,139)	(3,566)	(2,503)	(1,066)

231

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)

31 December 2019

51 Financial Risk Management Objectives and Policies (continued)

Foreign currency risk (continued)

The following tables indicate the approximate change in the Group's consolidated statement of profit or loss and other comprehensive income in response to a 1% appreciation or depreciation of the RMB against the following major currencies at the reporting date:

	2019		2018	
	Effect on profit or loss RMB million	Effect on other comprehensive income RMB million	Effect on profit or loss RMB million	Effect on other comprehensive income RMB million
If RMB (weakens)/strengthens against USD	(328)/328	41/(41)	(178)/178	34/(34)
If RMB (weakens)/strengthens against EUR	(22)/22	–	(26)/26	–
If RMB (weakens)/strengthens against SGD	(22)/22	–	(23)/23	–
If RMB (weakens)/strengthens against KRW	(12)/12	–	(7)/7	–

Interest rate risk

The Group's interest rate risk primarily arises from borrowings and lease liabilities (2018: obligations under finance leases). Borrowings issued at variable rates expose the Group to cash flow interest rate risk. Borrowings and finance leases issued at fixed rates expose the Group to fair value interest rate risk. The Group determines the proportion of borrowings and finance leases issued at variable rates and fixed rates based on the market environment.

The Group's finance department has been monitoring the level of interest rates. The increase in the interest rates will increase the interest costs of borrowings and finance leases issued at variable rates, which will further impact the performance of the Group. To hedge against the variability in the cash flows arising from a change in market interest rates, the Group has entered into certain interest rate swaps to swap variable rates into fixed rates. The interest rates and terms of repayment of borrowings made to the Group and interest rate swaps are disclosed in Notes 38 and 24 to the consolidated financial statements.

The following tables detail the interest rate profiles of the Group's interest-bearing financial instruments at the reporting date:

	2019 RMB million	2018 RMB million
Floating rate instruments		
Cash and cash equivalents	1,350	646
Restricted bank deposits and short-term bank deposits	6	16
Borrowings	(3,943)	(9,705)
Lease liabilities/Obligations under finance leases	(49,851)	(50,761)
Interest rate swaps at notional amount	6,194	7,566

	2019 RMB million	2018 RMB million
Fixed rate instruments		
Borrowings	(47,929)	(45,477)
Lease liabilities/Obligations under finance leases	(60,423)	(26,666)

232 China Eastern Airlines Corporation Limited | 2019 Annual Report

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)

31 December 2019

51 Financial Risk Management Objectives and Policies (continued)

Interest rate risk (continued)

The following table indicates the approximate change in the Group's profit or loss and other comprehensive income, taking the interest rate swap into consideration, if interest rate had been 25 basis points higher with all other variables held constant:

	2019		2018	
	Effect on profit or loss RMB million	Effect on other comprehensive income RMB million	Effect on profit or loss RMB million	Effect on other comprehensive income RMB million
Floating rate instruments	(98)	12	(112)	14

Fuel price risk

The Group's results of operations may be significantly affected by fluctuations in fuel prices which is a major expense component for the Group. Aircraft fuel accounted for approximately 29% of the Group's operating expenses (2018: 33%).

For the year ended 31 December 2019, if fuel price had been 5% higher/lower with all other variables held constant, the Group's fuel cost would have been RMB1,710 million higher/lower (2018: RMB1,684 million higher/lower).

As at 31 December 2019 and 2018, the Group had no crude oil option contracts.

Credit risk

The Group's credit risk is primarily attributable to cash and cash equivalents, deposits and derivative financial instruments with banks and financial institutions, as well as credit exposures to sales agents.

A significant portion of the Group's air tickets is sold by sales agents participating in the Billing and Settlements Plan ("BSP"), a clearing system between airlines and sales agents organised by the International Air Transportation Association. The balance due from BSP agents amounted to approximately RMB835 million as at 31 December 2019 (2018: approximately RMB637 million). The credit risk exposure to BSP agents and the remaining trade and notes receivables are maintained by the Group on an on-going basis and the allowance for impairment of doubtful debts is within management's expectations.

The Group's cash management policy is to deposit cash and cash equivalents mainly in state-owned banks and other reputable banks and financial institutions. The Group also deposits cash and cash equivalents in an associate financial institution owned by its holding company (Note 48(c)(iii)). Management does not expect any loss to arise from non-performance by these banks and the financial institution.

Transactions in relation to derivative financial instruments are only carried out with reputable banks and financial institutions. The Group has policies that limit the amount of credit exposure to any bank and financial institution. Management does not expect any losses from non-performance by these banks and financial institutions.

233

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)

31 December 2019

51 Financial Risk Management Objectives and Policies (continued)

Liquidity risk

The Group's primary cash requirements are for day-to-day operations, additions of and upgrades to aircraft, engines and flight equipment and repayments of related borrowings. The Group finances its working capital requirements through a combination of funds generated from operations and borrowings including bank loans, debentures and bonds (both short-term and long-term). The Group generally finances the acquisition of aircraft through long-term leases (2018: finance leases) or bank loans.

The table below analyses the Group's financial liabilities that will be settled into relevant maturity groupings based on the remaining period at the reporting date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

	Less than 1 year RMB million	1 to 2 years RMB million	2 to 5 years RMB million	Over 5 years RMB million	Total RMB million
At 31 December 2019					
Borrowings	26,422	8,796	15,882	3,872	54,972
Lease liabilities	19,870	15,276	39,935	45,129	120,210
Trade, bills and other payables	26,479	–	–	–	26,479
Total	72,771	24,072	55,817	49,001	201,661

	Less than 1 year RMB million	1 to 2 years RMB million	2 to 5 years RMB million	Over 5 years RMB million	Total RMB million
At 31 December 2018					
Borrowings	30,813	8,074	15,500	4,431	58,818
Obligations under finance leases	11,974	12,014	30,018	36,974	90,980
Trade, bills and other payables	19,747	–	–	–	19,747
Total	62,534	20,088	45,518	41,405	169,545

Equity price risk

The Group is exposed to equity price risk arising from individual equity investments included in financial asset at fair value through profit or loss (Note 29) and equity investments designated at fair value through other comprehensive income (Note 23) as at 31 December 2019. The Group's listed investments are listed on the Hong Kong and Shanghai stock exchanges and are valued at quoted market prices at the end of the reporting period.

234 China Eastern Airlines Corporation Limited | 2019 Annual Report

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)

31 December 2019

51 Financial Risk Management Objectives and Policies (continued)

Equity price risk (continued)

The market equity indices for the following stock exchanges, at the close of business of the nearest trading day in the year to the end of the reporting period, and their respective highest and lowest points during the year were as follows:

	31 December 2019	High/Low 2019	31 December 2018	High/Low 2018
Hong Kong — Hang Seng Index	28,190	30,157/25,064	25,846	33,154/24,586
Shanghai — A Share Index	3,196	3,426/2,580	2,611	3,728/2,600

The following table demonstrates the sensitivity to every 10% change in the fair values of the equity investments, with all other variables held constant, based on their carrying amounts at the end of the reporting period. For the purpose of this analysis, for the equity investments at fair value through other comprehensive income, the impact is deemed to be on the fair value reserve as at 31 December 2019.

	Carrying amount of equity investment RMB million	Increase/(decrease) in profit or loss RMB million	Increase/(decrease) in comprehensive income RMB million
2019			
Investments listed in:			
Hong Kong — Equity investment designated at fair value through other comprehensive income	496	–	37/(37)
Shanghai — Financial asset at fair value through profit or loss	121	9/(9)	–
Unlisted investments at fair value:			
— Equity investment designated at fair value through other comprehensive income	778	–	58/(58)
2018			
Investments listed in:			
Hong Kong — Equity investment designated at fair value through other comprehensive income	510	–	38/(38)
Shanghai — Financial asset at fair value through profit or loss	96	7/(7)	–
Unlisted investments at fair value:			
— Equity investment designated at fair value through other comprehensive income	737	–	55/(55)

235

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)

31 December 2019

51 Financial Risk Management Objectives and Policies (continued)

Capital management

The primary objectives of the Group's capital management are to safeguard the Group's ability to continue as a going concern and to maintain healthy capital ratios in order to support its business and maximise shareholders' value.

The Group manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Group may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares. The Group is not subject to any externally imposed capital requirements. No changes were made in the objectives, policies or processes for managing capital during the years ended 31 December 2019 and 31 December 2018.

The Group monitors capital on the basis of the debt ratio, which is calculated as total liabilities divided by total assets. The debt ratios as at the end of the reporting periods were as follows:

	31 December 2019 RMB million	1 January 2019 RMB million	31 December 2018 RMB million
Total liabilities	212,539	211,750	177,416
Total assets	285,185	271,593	239,017
Debt ratio	75%	79%	74%

Note: The Group has adopted IFRS 16 using the modified retrospective approach and the effect of the initial adoption is adjusted against the opening balances as at 1 January 2019 with no adjustments to the comparative amounts as at 31 December 2018. This resulted in a decrease in the Group's net assets and hence the Group's debt ratio increased from 74% to 79% on 1 January 2019 when compared with the position as at 31 December 2018.

52 Events after the Reporting Period

Since January 2020, the coronavirus epidemic ("the COVID-19") has spread across China and other countries, and governments have implemented a series of measures including travel restrictions and quarantines to contain the epidemic, which adversely affected the transport industry where the Group operates. In response to the COVID-19, the Group adjusted the operating strategy, temporarily suspended or made adjustment on the operation of flights on some routes to safeguard the safety and health of passengers and employees, and deployed additional cargo capacity for epidemic prevention materials. The Group will dynamically optimise and adjust its capacity based on the progress of epidemic prevention and control and the recovery of market demand. The development and evolution of the COVID-19 in China and globally still has great uncertainty in the duration and severity, which may further amplify the adverse impact and delay on the recovery of airlines industry and travel demand. Given the uncertainty about the situation, the Group currently cannot estimate the impact to the financial performance and cash flows for the year 2020.

On 31 March 2020, the Board approved the 2019 profit distribution plan to propose cash dividend for 2019 of RMB0.050 per share (before tax), totaling RMB0.819 billion (before tax) based on 16,379,509,203 shares of the Company. The aforesaid profit distribution proposal is subject to approval by the shareholders at the forthcoming 2019 annual general meeting of the Company.

236 China Eastern Airlines Corporation Limited | 2019 Annual Report

Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2019 53 Statement of Financial Position of the Company Information about the statement of financial position of the Company at the end of the reporting period is as follows: 2019 2018 RMB million RMB million Non-current assets Intangible assets 11,636 11,584 Property, plant and equipment 67,169 117,392 Investment properties 189 181 Right-of-use assets 78,050 — Prepayments for land use rights — 825 Advanced payments on acquisition of aircraft 16,218 21,942 Investments in subsidiaries 12,444 12,553 Investments in associates 1,732 1,023 Investments in joint ventures 456 356 Equity investments designated at fair value through other comprehensive income 1,160 1,149 Other non-current assets 3,791 2,940 Deferred tax assets 315 — Derivative financial instruments 27 222 193,187 170,167 Current assets Flight equipment spare parts 31 29 Trade and notes receivables 1,355 1,177 Prepayments and other receivables 22,078 16,884 Derivative financial instruments 43 1 Restricted bank deposits and short-term bank deposits 5 6 Financial asset at fair value through profit or loss 121 96 Cash and cash equivalents 1,107 393 24,740 18,586 Current liabilities Trade and bills payables 4,407 5,889 Contract liabilities 99,476 8,123 Other payables and accruals 20,790 16,309 Current portion of lease liabilities 9,108 — Current portion of obligations under finance leases — 6,025 Current portion of borrowings 29,475 37,219 Income tax payable — — Current portion of provision for lease return costs for aircraft and engines 52 126 Derivative financial instruments 13 29 73,321 73,720 Net current liabilities (48,581) (55,136) Total assets less current liabilities 144,606 115,033 237Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2019 53 Statement of Financial Position of the Company Information about the statement of financial position of the Company at the end of the reporting period is as follows: 2019 2018 RMB million RMB million Non-current assets Intangible assets 11,636 11,584 Property, plant and equipment 67,169 117,392 Investment properties 189 181 Right-of-use assets 78,050 — Prepayments for land use rights — 825 Advanced payments on acquisition of aircraft 16,218 21,942 Investments in subsidiaries 12,444 12,553 Investments in associates 1,732 1,023 Investments in joint ventures 456 356 Equity investments designated at fair value through other comprehensive income 1,160 1,149 Other non-current assets 3,791 2,940 Deferred tax assets 315 — Derivative financial instruments 27 222 193,187 170,167 Current assets Flight equipment spare parts 31 29 Trade and notes receivables 1,355 1,177 Prepayments and other receivables 22,078 16,884 Derivative financial instruments 43 1 Restricted bank deposits and short-term bank deposits 5 6 Financial asset at fair value through profit or loss 121 96 Cash and cash equivalents 1,107 393 24,740 18,586 Current liabilities Trade and bills payables 4,407 5,889 Contract liabilities 99,476 8,123 Other payables and accruals 20,790 16,309 Current portion of lease liabilities 9,108 — Current portion of obligations under finance leases — 6,025 Current portion of borrowings 29,475 37,219 Income tax payable — — Current portion of provision for lease return costs for aircraft and engines 52 126 Derivative financial instruments 13 29 73,321 73,720 Net current liabilities (48,581) (55,136) Total assets less current liabilities 144,606 115,033 237

Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2019 53 Statement of Financial Position of the Company (continued) Information about the statement of financial position of the Company at the end of the reporting period is as follows: (continued) 2019 2018 RMB million RMB million Non-current liabilities Lease liabilities 57,192 — Obligations under finance leases — 43,802 Borrowings 24,683 20,011 Provision for lease return costs for aircraft and engines 2,846 777 Contract liabilities 1,031 1,080 Other long-term liabilities 1,072 2,069 Post-retirement benefit obligations 1,897 2,000 Deferred tax liabilities — 63 Derivative financial instruments 10 — 88,731 69,802 Net assets 55,875 45,231 Equity Capital and reserves — Share capital 16,379 14,467 — Reserves (note) 39,496 30,764 Total equity 55,875 45,231 China Eastern Airlines Corporation Limited 2019 Annual Report 238Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2019 53 Statement of Financial Position of the Company (continued) Information about the statement of financial position of the Company at the end of the reporting period is as follows: (continued) 2019 2018 RMB million RMB million Non-current liabilities Lease liabilities 57,192 — Obligations under finance leases — 43,802 Borrowings 24,683 20,011 Provision for lease return costs for aircraft and engines 2,846 777 Contract liabilities 1,031 1,080 Other long-term liabilities 1,072 2,069 Post-retirement benefit obligations 1,897 2,000 Deferred tax liabilities — 63 Derivative financial instruments 10 — 88,731 69,802 Net assets 55,875 45,231 Equity Capital and reserves — Share capital 16,379 14,467 — Reserves (note) 39,496 30,764 Total equity 55,875 45,231 China Eastern Airlines Corporation Limited 2019 Annual Report 238

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)
31 December 2019

53 Statement of Financial Position of the Company (continued)

Note:

A summary of the Company's reserves is as follows:

	Share premium RMB million	Capital reserve RMB million	Hedging reserve RMB million	Statutory reserve RMB million	Other reserves RMB million	Retained profits RMB million	Total RMB million
At 1 January 2018	30,066	(720)	91	540	(1,508)	3,128	31,597
Unrealised gains on cash flow hedges (Note 24)	–	–	43	–	–	–	43
Fair value movements in equity instruments designated at fair value through other comprehensive income	–	–	–	–	(249)	–	(249)
Actuarial gains on post-retirement benefit obligations	–	–	–	–	(75)	–	(75)
Transfer from retained profits	–	–	–	–	30	(30)	–
Profit for the year	–	–	–	–	–	186	186
Final 2017 dividend	–	–	–	–	–	(738)	(738)
At 31 December 2018	30,066	(720)	134	540	(1,802)	2,546	30,764
Effect of adoption of IFRS 16	–	–	–	–	–	(718)	(718)
At 1 January 2019 (restated)	30,066	(720)	134	540	(1,802)	1,828	30,046
Unrealised gains on cash flow hedges (Note 24)	–	–	(110)	–	–	–	(110)
Fair value movements in equity instruments designated at fair value through other comprehensive income	–	–	–	–	8	–	8
Actuarial gains on post-retirement benefit obligations	–	–	–	–	37	–	37
Transfer from retained profits	–	–	–	212	–	(212)	–
Profit for the year	–	–	–	–	–	1,985	1,985
Final 2018 dividend	–	–	–	–	–	–	–
Issue of shares	7,530	–	–	–	–	–	7,530
At 31 December 2019	37,596	(720)	24	752	(1,757)	3,601	39,496

239

Supplementary Financial Information

The following consolidated financial information is extracted from the consolidated financial statements of the Group, prepared under the PRC Accounting Standards.

Significant Differences Between IFRSs and PRC Accounting Standards

The Group's accounting policies adopted in the financial statements prepared by management in accordance with IFRSs differ in certain aspects from those adopted in the financial statements prepared by management in accordance with the PRC Accounting Standards. The aforesaid differences which have a significant effect on the consolidated profit attributable to equity holders of the Company and consolidated net assets attributable to equity holders of the Company are summarised as follows:

	2019 RMB million	2018 RMB million
Consolidated profit attributable to equity holders of the Company		
As stated in accordance with PRC Accounting Standards	3,195	2,709
Impact of IFRSs and other adjustments:		
– Difference in depreciation charges for aircraft and engines due to different depreciation lives (b)	(3)	(11)
As stated in accordance with IFRSs	3,192	2,698

	2019 RMB million	2018 RMB million
Consolidated net assets attributable to equity holders of the Company		
As stated in accordance with the PRC Accounting Standards	66,765	55,765
Impact of IFRSs and other adjustments:		
– Intangible assets (goodwill) (a)	2,242	2,242
– Difference in depreciation charges for aircraft and engines due to different depreciation lives (b)	7	10
– Non-controlling interests (c)	(6)	(6)
– Others	–	(3)
As stated in accordance with IFRSs	69,008	58,008

(a) The recognition and measurement of the fair values of the acquisition costs and identifiable assets and liabilities of Shanghai Airlines acquired are different under IFRSs and the PRC Accounting Standards, which result in a difference in the intangibles/goodwill recognised arising from the acquisition.

(b) Under the PRC Accounting Standards, on or before 30 June 2001, depreciation of aircraft was calculated to write off their cost on a straight-line basis over their expected useful lives of 10 to 15 years to their residual value of 3%. With effect from 1 July 2001, depreciation of aircraft under the PRC Accounting Standards is calculated to write off their cost on a straight-line basis over their expected useful lives of 15 to 20 years to their residual value of 5% of costs, the change was applied prospectively which resulted in the difference in the carrying amounts under IFRSs and the PRC Accounting Standards. These differences will be reduced progressively in the coming years, and will be fully eliminated when the related assets are fully depreciated or disposed of.

(c) This difference results from the influence of the above items on non-controlling interests.

240 China Eastern Airlines Corporation Limited | 2019 Annual Report

China Eastern Airlines Corporation Limited ANNUAL REPORT 2019 www.ceair.com ANNUAL REPORT 2019 A joint stock limited company incorporated in the People's Republic of China with limited liability Stock Code : A Share : 600115 H Share : 00670 ADR : CEAChina Eastern Airlines Corporation Limited ANNUAL REPORT 2019 www.ceair.com ANNUAL REPORT 2019 A joint stock limited company incorporated in the People's Republic of China with limited liability Stock Code : A Share : 600115 H Share : 00670 ADR : CEA